ELEVATE



H.B. Fuller

FINANCIAL HIGHLIGHTS[1]

For the periods ended (in millions U.S. except per share and percentage data)*

	2003	2004	2005	2006	2007	2008	2009	2010**	2011**	2012
Net revenue	$ 1,123.3	$ 1,230.8	$ 1,329.6	$ 1,386.1	$1,400.3	$ 1,391.6	$ 1,234.7	$ 1,356.2	$ 1,557.6	**$ 1,886.2**
Gross profit[2]	$ 320.2	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 399.0	447.1	**$ 520.6**
Gross margin	28.5%	27.3%	27.6%	29.3%	29.9%	26.2%	30.1%	29.4%	28.7%	**27.6%**
Selling, general and administrative expenses (SG&A)[3]	$ 259.1	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.1	$ 318.0	**$ 354.7**
Segment operating income[4]	$ 61.1	$ 55.7	$ 78.4	$ 109.5	$ 142.8	$ 109.6	$ 107.2	$ 106.9	$ 129.1	**$ 165.9**
Segment operating margin	5.4%	4.5%	5.9%	7.9%	10.2%	7.9%	8.7%	7.9%	8.3%	**8.8%**
EBITDA[5]	$ 109.9	$ 108.1	$ 128.0	$ 156.2	$ 193.2	$ 155.7	$ 153.9	$ 148.1	$ 170.3	**$ 220.3**
EBITDA margin	9.8%	8.8%	9.6%	11.3%	13.8%	11.2%	12.5%	10.9%	10.9%	**11.7%**
Earnings per diluted share[6]	$ 0.57	$ 0.45	$ 0.91	$ 1.21	$ 1.66	$ 1.41[7]	$ 1.47[8]	$ 1.60[9]	$ 1.90[10]	**$ 2.20[11]**
Organic growth	(1.3%)	3.6%	8.2%	(0.6%)	(5.6%)	(4.0%)	(8.4%)	8.6%	11.4%	**6.2%**

Selected Balance Sheet Data (in millions U.S. except percentage data)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Total assets	$1,007.6	$ 1,135.4	$ 1,107.6	$ 1,478.5	$ 1,364.6	$ 1,081.3	$ 1,100.4	$ 1,153.5	$ 1,227.7	**$ 1786.3**
Cash and cash equivalents	4.0	$ 66.5	$ 158.1	$ 255.1	$ 246.4	$ 80.4	$ 100.2	$ 133.3	$ 156.1	**$ 200.4**
Total debt	$ 173.9	$ 173.9	$ 146.5	$ 258.7	$ 172.6	$ 240.1	$ 214.0	$ 250.7	$ 232.3	**$ 520.2**
Total H.B. Fuller stockholder equity	$ 511.5	$ 555.5	$ 587.1	$ 777.8	$ 799.0	$ 535.6	$ 591.4	$ 631.9	$ 705.2	**$ 778.3**
Total debt to total capital ratio	25.4%	23.8%	20.0%	25.0%	17.8%	31.0%	26.6%	28.4%	24.8%	**40.1%**

* Please see the inside back cover for Regulation G Information, Financial Reconciliations and Footnotes.

**2010 and 2011 are displayed as originally reported in each year. These results may differ from the 2010 and 2011 results reported in the Company's Form 10-K for fiscal year 2012 because they have not been adjusted for the divestiture of the Central American paints business.

Net Revenue
(U.S. dollars in millions)



$1391.6
$1234.7
$1356.2
$1557.6
$1886.2
08
09
10
11
12

Gross Profit[2]
(U.S. dollars in millions)



$364.5
$371.3
$399.0
$447.1
$520.6
08
09
10
11
12

EBITDA[5]
(U.S. dollars in millions)



(Percentage equals EBITDA margin)
$155.7
$153.9
$148.1
$170.3
$220.3
11.2%
12.5%
10.9%
10.9%
11.7%
08
09
10
11
12

Earnings Per Diluted Share[6]



$1.41
$1.47
$1.60
$1.90
$2.20
08
09
10
11
12

Return on Invested Capital(ROIC)[12]
(percent)



10.4%
9.8%
9.5%
10.5%
9.5%
08
09
10
11
12

Organic Growth
(percent)



(4.0%)
(8.4%)
8.6%
11.4%
6.2%
08
09
10
11
12

LETTER TO SHAREHOLDERS*



Jim Owens
President and Chief Executive Officer

DEAR SHAREHOLDER:

I am pleased to report that 2012 was a record year for the company in revenue, earnings per share and EBITDA, as we delivered on our commitments toward our 2015 strategic plan. This past year, we completed the purchase and began the integration of the largest acquisition in the company's 126-year history. We also divested a sizable non-core Central American paints business. Our goal is to become the best adhesives company in the world, and in 2012, we took a huge step forward as we elevated our performance.

OUR RESULTS: Elevating performance

In 2012, we accomplished what we set out to do: we elevated our performance. We executed our plan and achieved the following results:

2012: A Record Year for H.B. Fuller

- **We increased net revenue 21 percent, from $1.56 billion in fiscal 2011 to $1.89 billion.**
- **We continued to grow organically, at a rate of 6.2 percent. This represents our third straight year of organic growth in the 6 to 10 percent range.**
- **Net income from continuing operations, adjusted for special charges, including costs associated with our European transformation project and the Forbo adhesives acquisition, was $111.5 million, or $2.20 per diluted share, versus $94.9 million, or $1.90 per diluted share in 2011—up 16 percent.**
- **EBITDA was $220.3 million, an improvement of 29 percent from 2011's $170.3 million.**
- **Our EBITDA margins improved from 10.9 percent in 2011 to 11.7 percent in 2012.**
- **We completed the purchase and began the integration of the Forbo industrial adhesives business.**

Continued on page 4

* Information presented in the following letter to shareholders is based on the financial highlights on page 2.

2012 HIGHLIGHTS AT A GLANCE

Undertook the largest acquisition in the company's history, purchasing the Forbo Group's global industrial adhesives business, with approximately $575 million in annual revenue.

Acquired Engent, Inc., to grow the electronics business.

Opened a new facility in Pune, India, to serve this large and emerging geographic market.

Divested the Central American paints business.

Grew target markets at a combined above-market organic growth rate of 6 percent.

Increased net revenue 21 percent to $1.89 billion.

Achieved organic growth of 6.2 percent (when adjusted to exclude the extra fiscal week in 2011)

Reported net income from continuing operations of $111.5 million.

Increased diluted earnings per share 16 percent from $1.90 to $2.20 (results are adjusted for special charges, including costs associated with our European transformation project and the Forbo industrial adhesives acquisition).

Increased EBITDA 29 percent.

Stock price rose 47 percent.

Improved EBITDA margins to 11.7 percent.

Achieved a record low recordable and lost-time injury rate.

Increased dividends paid for the 43rd consecutive year.

OUR STRATEGY:
Winning in the market

Adhesives are a very attractive industry with ample opportunity for growth as we help customers discover new and better ways to construct their products. For instance, our adhesives can make disposable diapers thinner yet more absorbent, food packaging safer and fresher, and windows more energy-efficient.

Our approach to winning in this industry centers on two strategic priorities: organic growth of 5 to 8 percent per year, and EBITDA margin of 15 percent by 2015. By achieving these priorities, H.B. Fuller would generate $2.4 billion in revenue and $360 million in EBITDA by 2015. To put this in perspective, this would represent growth of 77 percent in revenue and 143 percent in EBITDA over the course of the five-year plan.

We have four tactics for achieving organic growth:

- Gain market share in targeted markets that both present attractive opportunities and optimize our strengths (these markets include hygiene, packaging and durable assembly);
- Invest in and leverage market and sales expertise to increase our share and win in those markets;
- Expand geographically in Asia, the Middle East, North Africa and Latin America;
- Commercialize innovative solutions.

We will also improve our EBITDA margin through three key actions. First, we will complete the integration of the global industrial adhesives business we acquired from the Forbo Group in March. This includes the transformation of our business in Europe. Second, we will leverage our infrastructure through growth in emerging markets, especially Latin America and Asia. And third, we will maintain and enhance our organizational discipline to manage margins through cycles of raw material cost inflation and deflation.

This year, we made significant progress toward the achievement of our plan goals. We delivered 6.2 percent organic growth (the comparison is adjusted to exclude the extra fiscal week in 2011), improved EBITDA to $220.3 million and EBITDA margins to 11.7 percent, and achieved net revenue of $1.89 billion. Read how we did it in the following pages.

Our approach to winning in this industry centers on two strategic priorities: organic growth of 5 to 8 percent per year, and EBITDA margin of 15 percent by 2015.

OUR ACCOMPLISHMENTS:
Bringing the future into focus ... faster

In 2012 we grew bigger and stronger by buying the Forbo Group's global industrial adhesives business. This acquisition was consistent with our 2015 strategy and accelerated our ability to deliver our goals. Forbo, with approximately $575 million in annual revenue, propelled H.B. Fuller to a nearly $2 billion adhesives provider. It brought us experienced commercial teams serving customers in key markets and geographies, innovative products and technology, and a significant platform for transformation in EIMEA. In addition, as we integrate the Forbo industrial adhesives business into H.B. Fuller, we are capturing synergies. These include generating savings and improving margins by streamlining the joint manufacturing network, combining raw material procurement activity and eliminating duplication in administrative services. We anticipate generating $90 million in pretax savings once the business integration project is complete.

We are well on our way to maximizing this acquisition's potential. Within 45 days of closing the deal, we announced our new North American organization. We did the same for Europe by day 90, and we finalized our plans for Asia in the fourth quarter. Integration is well underway, with manufacturing, procurement, product line and sales-force consolidations either on or ahead of schedule. These are enormously complex tasks, and I am incredibly proud of our combined team and the progress they've made. Not only that, but they've done it while remaining focused on delivering our business goals. Case in point: our combined EBITDA margins demonstrate a higher level of performance – 11.7 percent – than either company achieved individually. Rather than experiencing margin dilution during integration, we managed to grow our margins, a significant feat, given that the legacy Forbo business ran at about half the EBITDA margin of the legacy H.B. Fuller business.

Several other activities also brought us closer to our goal of being the best adhesives player in the world:

- **We divested our Central American paints business,** selling it to Compania Global de Pinturas S.A. (Pintuco), a Grupo Mundial company, for $120 million. Paints didn't fit our growth strategy. Divesting it to a leading paints company in the region enabled us to hone our focus while providing our former employees with a better long-term strategic fit.

- **We acquired Engent, Inc., to help us better develop, market and sell adhesives for electronics.** Engent is a provider of manufacturing, research and development services to the electronics industry. It brings us advanced application technology, experienced people, process knowledge and a platform for growth in an attractive market space.

- **We opened a manufacturing plant in Pune, India, to support growth in this $300 to $400 million emerging adhesives market.** It will enable us to better support our global customers and fast-track our growth. Growth in the region has accelerated dramatically as a result of the investment.

Forbo, with approximately $575 million in annual revenue, propelled H.B. Fuller to a nearly $2 billion adhesives provider.



Our strategic emphasis on high-growth markets is paying off.

- **We elevated our team.** We acquired talented professionals in the Forbo industrial adhesives and Engent acquisitions and through our ongoing recruiting efforts. We also dramatically bolstered training, development and leadership initiatives throughout the company. The end result is an enriched organization that is adding value for our customers.

  We strategically added new leadership to our executive team and to our board.

  - Hassan H. Rmaile joined us in October as chief technology and innovation officer. He comes to H.B. Fuller from Ashland Incorporated, where he most recently served as vice president of R&D platforms for the company's Specialty Ingredients commercial unit. He is highly experienced in leading innovation to drive sustainable, profitable growth.
  - Heather Campe, a 17-year adhesives veteran, took over as leader of Asia, beginning in January 2013. Heather brings diverse experience across numerous markets, including her most recent role leading our global hygiene business. She worked in both Europe and the United States prior to this assignment.
  - Dante C. Parrini, chairman, president and CEO of P.H. Glatfelter Company, a global supplier of specialty papers and fiber-based engineered materials, was elected to our board of directors in September. He is a seasoned global business leader with valuable marketing experience that will benefit us in our ongoing efforts to create value for customers.

Beyond these accomplishments - and particularly in the face of rapid change - I am proud that we continued to win the right way. Safety remained a priority. **We finished 2012 with the lowest recordable and lost-time injury rate in H.B. Fuller's history.** This is the second year in a row that the reduction has been greater than our target and is an especially notable achievement given the Forbo integration. Our employees know that nothing we do is worth risking injury.

We also were recognized for our ethical practices. We received the Ethics Inside® Certification from Ethisphere Institute, a leading international think tank dedicated to the research and promotion of best practices in corporate ethics and compliance. It is a two-year distinction (for calendar years 2012 and 2013) based on a comprehensive review and evaluation of H.B. Fuller's existing corporate governance systems and practices, corporate citizenship and responsibility initiatives, legal history and our ethics and compliance program and practices.

Our strategic emphasis on high-growth markets is paying off. Hygiene, packaging and durable assembly are attractive markets to us. The markets are growing at above-average rates, we have a leadership position in them, and we have technology and knowledge upon which we can capitalize. We posted a combined above-market growth rate of 6 percent in these three markets. Nearly all parts of our organization helped drive the business forward. A snapshot of performance by reporting segment is detailed on the next two pages.

REGIONAL OVERVIEW**:


NORTH AMERICA

North America Adhesives achieved a very strong year in terms of profitability improvement and integrating the Forbo industrial adhesives acquisition. As part of the business integration, we created and introduced our new organization, began introducing our combined product line, closed four facilities, transferred R&D and Customer Service to our corporate headquarters location, and combined IT systems. Despite integrating a business with historically lower margins, North America achieved a strong combined margin and maintained a stable EBITDA versus 2011. In addition, while the end-use markets in which we operate are relatively soft, the business only lost slightly more than a percent in volume versus last year. Construction Products, also operating in a very flat market, grew new business and market share with existing customers through introduction of new products and technologies, leading to a 9 percent increase in volume and revenue.


EIMEA

EIMEA delivered a great year in a very tough economic environment, successfully executing the next steps in our plan to restructure the business, to remove complexity and improve margins, while positioning the region for long-term growth. Organic revenue grew at 7.4 percent reflecting solid pricing and good sales in Northern Europe, the emerging geographic markets of the Middle East, Turkey, India and Russia, and the key markets of hygiene, packaging and durable assembly. We also invested for growth, invested in process improvements to reduce costs, consolidated back-office services to provide efficiency, and leveraged procurement to decrease expenses. Overall, EBITDA margins improved 40 basis points and regional operating income improved 50 percent.

LATIN AMERICA



ASIA PACIFIC



Latin America generated significant improvements in organic growth and EBITDA, at 6 percent and 57 percent, respectively. Experienced, dedicated people were added to focus on high-growth markets, and leverage their knowledge to increase customer intimacy and deliver quantified value solutions. The region also leveraged Forbo technology from North America and EIMEA to expand market presence in Brazil and Mexico.

Asia Pacific realized diverse results in our most diverse region. China continued to generate good growth, although the pace has slowed with the economy. In Australia/New Zealand, our performance reflected ongoing weak market conditions. In Southeast Asia, we lost volume, but improved margins. As a whole, the region reported $228.1 million in sales and $7.4 million in operating income, representing 1 percent positive growth in organic sales and a 7 percent reduction in regional operating income. We have higher expectations for this region and although performance was disappointing, we began to see improvement in the fourth quarter of fiscal 2012 and are confident of better results in 2013.

By elevating our results, our stock price elevated to $32.85 per share at the end of fiscal 2012, a 47 percent increase from $22.37 at the end of fiscal 2011.

** Revenue growth rates are adjusted to exclude the extra fiscal week in 2011.

OUR 2013 OBJECTIVES:
Continuing our course

Delivering on our commitments is important to us. Your confidence in our ability to do so is important to us. In 2012, we continued to build a track record of doing what we said we'd do. While it wasn't a perfect year, it was a very good year. And by elevating our results, our stock price elevated to $32.85 per share at the end of fiscal 2012, a 47 percent increase from $22.37 at the end of fiscal 2011. We also increased our quarterly dividend by 13 percent, marking the 43rd consecutive year in which we have increased our dividend.

I have never been more optimistic about H.B. Fuller. We are building for the future. We have the right strategic plan to guide us, and we have the right people in place to execute it.

In 2013, we will continue our course. Our priorities are consistent with those of this past year.

- Continue to drive organic growth at above market growth rates, and grow our markets – even when the markets themselves aren't growing.
- Continue to improve EBIDTA margin, targeting an improvement of just under 100 basis points.
- Continue to integrate the Forbo industrial adhesives acquisition and advance our related European transformation project to capture their value.
- Improve our performance in Asia Pacific and better realize the region's potential.

In addition, we will build our innovation pipeline. Finding new ways of adding value for customers represents a critical next step in our journey. We will seek opportunities to leverage expertise and market knowledge within our organization. And when prudent, we will also look outside for technology, as we did with our acquisition of Engent, to enhance our ability to develop, market and sell value-added adhesives.

We anticipate market conditions will remain relatively weak in the coming year, yet we are confident in our ability to perform, achieve our objectives, and deliver another step toward our 2015 goals. What we accomplished as an organization in 2012 was truly amazing. I can't wait to demonstrate what we can do in 2013.

My thanks to our shareholders for your support, and to our employees, who made possible our success in 2012.

Sincerely,



Jim Owens
President and Chief Executive Officer
H.B. Fuller Company

CORPORATE INFORMATION

BOARD OF DIRECTORS:

Lee R. Mitau
Chairman of the Board, H.B. Fuller Company
Executive Vice President and
General Counsel
U.S. Bancorp

Thomas W. Handley
President and Chief Operating Officer
Ecolab, Inc.

J. Michael Losh
Private Investor

James Owens
President and Chief Executive Officer
H.B. Fuller Company

Alfredo L. Rovira
Senior Partner
Brons & Salas and Co-Chairman of the
Corporate Law Department of that firm

Dante Parrini
Chairman, President and Chief Executive Officer
P.H. Glatfelter Company

John C. van Roden, Jr.
Presiding Director
Airgas, Inc.

R. William Van Sant
Operating Partner
Stone Arch Capital, LLC

OFFICERS

James Owens
President and Chief Executive Officer

James Giertz
Senior Vice President
and Chief Financial Officer

Steven Kenny
Senior Vice President, EIMEA

Patrick Trippel
Senior Vice President, Construction Materials

Kevin Gilligan
Vice President, Global Operations

Traci Jensen
Senior Vice President, Americas Adhesives

Timothy Keenan
Vice President, General Counsel
and Corporate Secretary

James McCreary, Jr.
Vice President, Corporate Controller

Ann Parriott
Vice President, Human Resources

Cheryl Reinitz
Vice President, Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 1, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-09225

H.B. FULLER COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0268370**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1200 Willow Lake Boulevard, St. Paul, Minnesota	**55110-5101**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 236-5900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Common Stock, par value $1.00 per share, held by non-affiliates of the registrant as of June 2, 2012 was approximately $1,437,657,442 (based on the closing price of such stock as quoted on the New York Stock Exchange of $29.98 on such date).

The number of shares outstanding of the Registrant's Common Stock, par value $1.00 per share, was 49,944,727 as of January 11, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 11, 2013.

H.B. FULLER COMPANY

2012 Annual Report on Form 10-K

Table of Contents

PART I

Item 1. Business

H.B. Fuller Company was founded in 1887 and incorporated as a Minnesota corporation in 1915. Our stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol FUL. As used herein, "H.B. Fuller", "we", "us", "our", "management" or "company" includes H.B. Fuller and its subsidiaries unless otherwise indicated.

We are a leading worldwide formulator, manufacturer and marketer of adhesives, sealants and other specialty chemical products. Sales operations span 40 countries in North America, Europe, Latin America, the Asia Pacific region, India, the Middle East and Africa. Industrial adhesives represent our core product offering. Customers use our adhesives products in manufacturing common consumer and industrial goods, including food and beverage containers, disposable diapers, windows, doors, flooring, appliances, sportswear, footwear, multi-wall bags, water filtration products, insulation and textiles. Our adhesives help improve the performance of our customers' products or improve their manufacturing processes. We also provide our customers with technical support and unique solutions designed to address their specific needs. We have established a variety of product offerings for residential construction markets, such as tile-setting adhesives, grout, sealants and related products. These products are sold primarily in our Construction Products operating segment.

Recent Acquisitions and Divestitures

On March 5, 2012 we completed the acquisition of the global industrial adhesives and synthetic polymers business of Forbo Holding AG for 370.0 million Swiss francs or $404.7 million. We acquired the Forbo Group subsidiaries that operate the industrial adhesives business and directly purchased certain assets used in the industrial adhesives business that were not owned by the former Forbo Group subsidiaries on a cash-free and debt-free basis. The Forbo industrial adhesives business acquired is known for the breadth of its product line in all of our core markets, particularly packaging and durable assembly. The acquisition gives us added product technology, people and skills that will enhance the competitiveness of our business. The global industrial adhesives business acquired operated 17 manufacturing facilities in 10 countries and employed more than 1,100 people globally. The acquired business is being integrated into our existing North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments. The integration involves a significant amount of restructuring and capital investment to optimize the new combined operating segments. In addition, in July of 2011 we announced our intentions to take a series of actions in our existing EIMEA operating segment to improve the profitability and future growth prospects of this operating segment. We have combined these two initiatives into a single project which we refer to as the "Business Integration Project".

On September 10, 2012 we acquired the outstanding shares of Engent, Inc., a provider of manufacturing, research and development services to the electronics industry, based in Norcross, Georgia for $7.9 million. The acquisition added state-of-art development capabilities, testing resources and technical support infrastructure, which increased our capabilities in a wide range of microelectronic assembly technologies.

On August 6, 2012 we sold our Central America Paints business for cash proceeds of $118.5 million and recorded a gain of $66.2 million ($51.1 million, net of tax). After the sale of our Central America Paints business, we now have five reportable segments: North America Adhesives, Construction Products, EIMEA, Latin America Adhesives and Asia Pacific. Prior periods have been restated for the removal of our Latin America Paints operating segment which is now considered discontinued operations. Corporate expenses, which are fully allocated to each operating segment, have been reallocated to the remaining reportable operating segments.

Operating Segment Information

Our business is reported in five operating segments: North America Adhesives, Construction Products, EIMEA (Europe, India, Middle East and Africa), Latin America Adhesives and Asia Pacific. As a percentage of total net revenue by operating segment, North America Adhesives was 36 percent, Construction Products 8 percent, EIMEA 36 percent, Latin America Adhesives 8 percent and Asia Pacific 12 percent.

Our North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments produce and supply industrial adhesives products for applications in various markets including assembly (appliances, filters, construction, etc.), packaging (food and beverage containers, flexible packaging, consumer goods, package integrity and re-enforcement, durable and non-durable goods, etc.), converting (corrugation, tape and label, paper converting, envelopes, books, multi-wall bags and sacks), nonwoven and hygiene (disposable diapers, feminine care, medical garments, tissue and towel), performance wood (windows, doors, wood flooring) and textile (footwear, sportswear, etc.).

The North America Adhesives operating segment includes a full range of specialty adhesives such as thermoplastic, thermoset, reactive, water-based and solvent-based products. Sales are made primarily through a direct sales force with a smaller portion of sales through distributors.

The Construction Products operating segment includes products used for tile setting (adhesives, grouts, mortars, sealers, levelers, etc.), heating, ventilation and air conditioning and insulation applications (duct sealants, weather barriers and fungicidal coatings, block fillers, etc.). Construction Product sales are made primarily through distributors and to a lesser extent big box retailers and a direct sales force.

The EIMEA operating segment is comprised of an adhesives component with the same range of products as the North America Adhesives operating segment. EIMEA adhesives sales are made through both a direct sales force and distributors.

The Latin America Adhesives operating segment is similar to that of the North America Adhesives operating segment and sales are made primarily through a direct sales force.

The Asia Pacific operating segment is similar to that of the North America Adhesives operating segment, with one exception. The Asia Pacific operating segment also includes caulks and sealants for the consumer market and professional trade, sold through retailers. Other adhesives sales are made through a direct sales force and distributors.

Financial information with respect to our operating segments and geographic areas is set forth in Note 15 to the Consolidated Financial Statements.

Non-U.S. Operations

The principal markets, products and methods of distribution outside the United States vary with each of our regional operations generally maintaining integrated business units that contain dedicated supplier networks, manufacturing, logistics and sales organizations. The vast majority of the products sold within any region are produced within the region, and the respective regions do not import significant amounts of product from other regions. At the end of 2012, we had sales offices and manufacturing plants in 22 countries outside the United States and satellite sales offices in another 18 countries.

We have adopted policies and processes, and conduct employee training, all of which are intended to ensure compliance with various economic sanctions and export controls, including the regulations of the U.S. Treasury Department's Office of Foreign Assets Control (OFAC). We do not conduct any business in countries that are subject to U.S. economic sanctions such as Cuba, Iran, North Korea, Sudan and Syria, whether through subsidiaries, joint ventures or other direct or indirect arrangements, nor do we have any assets, employees or operations in these countries.

Competition

Many of our markets are highly competitive. However, we compete effectively due to the quality and breadth of our adhesives, sealants and specialty chemical portfolio and the experience and expertise of our commercial organizations. Within the adhesives and other specialty chemical markets, we believe few suppliers have comparable global reach and corresponding ability to deliver quality and consistency to multinational customers. Our competition is made up generally of two types of companies: (1) similar multinational suppliers and (2) regional or specialty suppliers that typically compete in only one region or within a narrow geographic area within a region. The multinational competitors typically maintain a broad product offering and range of technology, while regional or specialty companies tend to have limited or more focused product ranges and technology.

Principal competitive factors in the sale of adhesives and other specialty chemicals are product performance, supply assurance, technical service, quality, price and customer service.

Customers

We have cultivated strong, integrated relationships with a diverse set of customers worldwide. Our customers are among the technology and market leaders in consumer goods, construction, and industrial markets. We pride ourselves on long-term, collaborative customer relationships and a diverse portfolio of customers in which no single customer accounted for more than 10 percent of consolidated net revenue.

Our leading customers include manufacturers of food and beverages, hygiene products, clothing, major appliances, filters, construction materials, wood flooring, furniture, cabinetry, windows, doors, tissue and towel, corrugation, tube winding, packaging, labels and tapes.

Our products are delivered to customers primarily from our manufacturing plants, with additional deliveries made through distributors and retailers.

Backlog

No significant backlog of unfilled orders existed at December 1, 2012 or December 3, 2011.

Raw Materials

We use several principal raw materials in our manufacturing processes, including tackifying resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials.

The majority of our raw materials are petroleum/natural gas based derivatives. Under normal conditions, raw materials are available on the open market. Prices and availability are subject to supply and demand market mechanisms. Raw material costs are primarily determined by the balance of supply against the aggregate demand from the adhesives industry and other industries that use the same raw material streams. The cost of crude oil and natural gas, the primary feedstocks for our raw materials, can also impact the cost of our raw materials.

Patents, Trademarks and Licenses

Much of the technology we use in our products and manufacturing processes is available in the public domain. For technology not available in the public domain, we rely on trade secrets and patents when appropriate to protect our competitive position. We also license some patented technology from other sources. Our business is not materially dependent upon licenses or similar rights or on any single patent or group of related patents.

We enter into agreements with many employees to protect rights to technology and intellectual property. Confidentiality commitments also are routinely obtained from customers, suppliers and others to safeguard proprietary information.

We own numerous trademarks and service marks in various countries. Trademarks, such as H.B. Fuller®, Swift®, Advantra®, Adalis®, Clarity®, Sesame®, TEC®, Plasticola®, Foster®, Rakoll®, Rapidex®, Full-Care™, Liquamelt®, Thermonex® and Tile-Perfect® are important in marketing products. Many of our trademarks and service marks are registered. U.S. trademark registrations are for a term of ten years and are renewable every ten years as long as the trademarks are used in the regular course of trade.

Research and Development

Our investment in research and development creates new and innovative adhesive technology platforms, enhances product performance, ensures a competitive cost structure and leverages available raw materials. New product development is a key research and development outcome, providing higher-value solutions to existing customers or meeting new customers' needs. Projects are developed in local laboratories in each region, where we understand our customer base the best. Platform developments are coordinated globally through our network of laboratories.

Through designing and developing new polymers and new formulations, we expect to continue to grow in our current markets. We also develop new applications for existing products and technologies, and improve manufacturing processes to enhance productivity and product quality. Research and development efforts are closely aligned to customer needs, but we do not engage in customer sponsored activities. We foster open innovation, seek supplier-driven new technology and use relationships with academic and other institutions to enhance our capabilities.

Research and development expenses were $21.3 million, $20.8 million and $19.1 million in 2012, 2011 and 2010, respectively. Research and development costs are included in selling, general and administrative expenses.

Environmental, Health and Safety

We comply with applicable regulations relating to environmental protection and workers' safety. This includes regular review of and upgrades to environmental, health and safety policies, practices and procedures as well as improved production methods to minimize our facilities' outgoing waste, based on evolving societal standards and increased environmental understanding.

Environmental expenditures to comply with environmental regulations over the next two years are estimated to be approximately $8.0 million, including approximately $1.8 million of capital expenditures. See additional disclosure under Item 3. Legal Proceedings.

Seasonality

Our North America Adhesives, Construction Products and EIMEA operating segments have historically had lower net revenue in winter months, which is primarily our first fiscal quarter, partially due to the seasonal decline in construction activities. There also are many international holidays in our first quarter, reducing available shipping days.

Employees

Approximately 3,700 individuals were employed on December 1, 2012, of which approximately 1,400 were in the United States.

Executive Officers of the Registrant

The following table shows the name, age and business experience for the past five years of the executive officers as of January 11, 2013. Unless otherwise noted, the positions described are positions with the company or its subsidiaries.

Name	Age	Positions	Period Served
James J. Owens	48	President and Chief Executive Officer	November 2010-Present
		Senior Vice President, Americas	January 2010-November 2010
		Senior Vice President, North America	September 2008-January 2010
		Senior Vice President, Henkel Corporation (global manufacturer of adhesives, sealants and surface treatments)	April 2008-August 2008
		Corporate Vice President and General Manager, National Starch & Chemical Company, Adhesives Division (manufacturer of adhesives, sealants, specialty synthetic polymers and industrial starches)	December 2004-April 2008
James R. Giertz	55	Senior Vice President, Chief Financial Officer	March 2008-Present
		Senior Managing Director, Chief Financial Officer, GMAC ResCap (real estate finance company)	2006-2007
Kevin M. Gilligan	46	Vice President, Global Operations	December 2011-Present
		Vice President, Asia Pacific	March 2007-November 2011
Traci L. Jensen	46	Vice President, Americas Adhesives	November 2011-Present
		Vice President, North America	2010-2011
		President and General Manager, Global Adalis	2009-2010
		European Business Director, Packaging and Converting Adhesives, National Starch & Chemical Company	2006-2008
Timothy J. Keenan	55	Vice President, General Counsel and Corporate Secretary	December 2006-Present
Steven Kenny	51	Senior Vice President, Europe, India, Middle East and Africa (EIMEA)	October 2009-Present
		President, Specialty Packaging Division, Pregis Corporation (international manufacturer, marketer, and supplier of protective packaging products and specialty packaging solutions)	August 2008-September 2009
		Corporate Vice President and General Manager, Europe, Middle East and Africa, National Starch & Chemical Company, Adhesives Division	2005-2008
James C. McCreary, Jr.	56	Vice President, Corporate Controller	February 2008-Present and November 2000-February 2007
		Interim Chief Financial Officer, Vice President and Corporate Controller	February 2007-February 2008
Ann B. Parriott	54	Vice President, Human Resources	January 2006-Present

Name	Age	Positions	Period Served
Patrick J. Trippel	53	Senior Vice President, Construction Materials	April 2011-Present
		Senior Vice President and General Manager, Global General Industries, Henkel Corporation (global manufacturer of adhesives, sealants and surface treatments)	2009-2011
		President and General Manager, Global Electronic Materials, Henkel Corporation	2002-2009

The Board of Directors elects the executive officers annually.

Available Information

For more information about us, visit our website at: www.hbfuller.com.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC) via EDGAR. Our SEC filings are available free of charge to the public at our website as soon as reasonably practicable after they have been filed with or furnished to the SEC.

Item 1A. Risk Factors

As a global manufacturer of adhesives, sealants and other specialty chemical products, we operate in a business environment that is subject to various risks and uncertainties. Below are the most significant factors that could adversely affect our business, financial condition and results of operations.

Adverse conditions in the global economy could negatively impact our customers and therefore our financial results.

An economic downturn in the businesses or geographic areas in which we sell our products could reduce demand for these products and result in a decrease in sales volume that could have a negative impact on our results of operations. Product demand often depends on end-use markets. Economic conditions that reduce consumer confidence or discretionary spending may reduce product demand. Challenging economic conditions may also impair the ability of customers to pay for products they have purchased, and as a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

Increases in prices and declines in the availability of raw materials could negatively impact our financial results.

Raw materials needed to manufacture products are obtained from a number of suppliers and many of the raw materials are petroleum-based derivatives, minerals and metals. Under normal market conditions, these raw materials are generally available on the open market from a variety of producers. While alternate supplies of most key raw materials are available, supplier production outages may lead to strained supply-demand situations for certain raw materials. The substitution of key raw materials requires us to identify new supply sources, reformulate, retest and may require seeking re-approval from our customers using those products. From time to time, the prices and availability of these raw materials may fluctuate, which could impair our ability to procure necessary materials, or increase the cost of manufacturing products. If the prices of raw materials increase in a short period of time, we may be unable to pass these increases on to our customers in a timely manner and could experience reductions to our profit margins.

Uncertainties in foreign political and economic conditions and fluctuations in foreign currency may adversely affect our results.

Approximately 57 percent, or $1,084 million, of our net revenue was generated outside the United States in 2012. International operations could be adversely affected by changes in political and economic conditions, trade protection measures, restrictions on repatriation of earnings, differing intellectual property rights and changes in regulatory requirements that restrict the sales of products or increase costs. Also, fluctuations in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in earnings and may adversely affect the value of our assets outside the United States. Although we utilize risk management tools, including hedging, as appropriate, to mitigate market fluctuations in foreign currencies, any changes in strategy in regard to risk management tools can also affect sales revenue, expenses and results of operations and there can be no assurance that such measures will result in cost savings or that all market fluctuation exposure will be eliminated.

We experience substantial competition in each of the operating segments and geographic areas in which we operate.

Our wide variety of products are sold in numerous markets, each of which is highly competitive. Our competitive position in markets is, in part, subject to external factors. For example, supply and demand for certain of our products is driven by end-use markets and worldwide capacities which, in turn, impact demand for and pricing of our products. Many of our direct competitors are part of large multinational companies and may have more resources than we do. Any increase in competition may result in lost market share or reduced prices, which could result in reduced profit margins. This may impair the ability to grow or even to maintain current levels of revenues and earnings. While we have an extensive customer base, loss of certain top customers could adversely affect our financial condition and results of operations until such business is replaced, and no assurances can be made that we would be able to regain or replace any lost customers.

Failure to develop new products and protect our intellectual property could negatively impact our future performance and growth.

Ongoing innovation and product development are important factors in our competitiveness. Failure to create new products and generate new ideas could negatively impact our ability to grow and deliver strong financial results. We continually apply for and obtain U.S. and foreign patents to protect the results of our research for use in our operations and licensing. We are party to a substantial number of patent licenses and other technology agreements. We rely on patents, confidentiality agreements and internal security measures to protect our intellectual property. Failure to protect this intellectual property could negatively affect our future performance and growth.

We may be required to record impairment charges on our long-lived assets.

Weak demand may cause underutilization of our manufacturing capacity or elimination of product lines; contract terminations or customer shutdowns may force sale or abandonment of facilities and equipment; or other events associated with weak economic conditions or specific product or customer events may require us to record an impairment on tangible assets, such as facilities and equipment, as well as intangible assets, such as intellectual property or goodwill, which would have a negative impact on our financial results.

We have lawsuits and claims against us with uncertain outcomes.

Our operations from time to time are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The results of any future litigation or settlement of such lawsuits and claims are inherently unpredictable, but such outcomes could be adverse and material in amount. See Item 3. Legal Proceedings for a discussion of current litigation.

Costs and expenses resulting from compliance with environmental laws and regulations may negatively impact our operations and financial results.

We are subject to numerous environmental laws and regulations that impose various environmental controls on us or otherwise relate to environmental protection, the sale and export of certain chemicals or hazardous materials, and various health and safety matters. The costs of complying with these laws and regulations can be significant and may increase as applicable requirements and their enforcement become more stringent and new rules are implemented. Adverse developments and/or periodic settlements could negatively impact our results of operations and cash flows. See Item 3. Legal Proceedings for a discussion of current environmental matters.

Distressed financial markets may result in dramatic deflation of asset valuations and a general disruption in capital markets.

Adverse equity market conditions and volatility in the credit markets could have a negative impact on the value of our pension trust assets and our future estimated pension liabilities, and other post-retirement benefit plans. In addition, we could be required to provide increased pension plan funding. As a result, our financial results could be negatively impacted. Reduced access to capital markets may affect our ability to invest in strategic growth initiatives such as acquisitions. In addition, the reduced credit availability could limit our customers' ability to invest in their businesses, refinance maturing debt obligations, or meet their ongoing working capital needs. If these customers do not have sufficient access to the financial markets, demand for our products may decline.

Catastrophic events could disrupt our operations or the operations of our suppliers or customers, having a negative impact on our financial results.

Unexpected events, including natural disasters and severe weather events, fires or explosions at our facilities or those of our suppliers, acts of war or terrorism, supply disruptions or breaches of security of our information technology systems could increase the cost of doing business or otherwise harm our operations, our customers and our suppliers. Such events could reduce demand for our products or make it difficult or impossible for us to receive raw materials from suppliers and deliver products to our customers.

The inability to attract and retain qualified personnel could adversely impact our business.

Sustaining and growing our business depends on the recruitment, development and retention of qualified employees. The inability to recruit and retain key personnel or the unexpected loss of key personnel may adversely affect our operations.

The acquisition of the global industrial adhesives business of Forbo Group may present certain risks to our business and operations.

Certain risks continue to exist after the closing of the acquisition on March 5, 2012, including, among other things:

- the mix of markets served and business operations of the acquired business differ somewhat from our markets and our business operations, and the combined business will have a different business mix than our business prior to the acquisition, presenting different operational risks and challenges;
- we may be unable to integrate successfully the business of the acquired business and realize the anticipated benefits of the merger;
- the acquisition integration may involve unexpected costs, unexpected liabilities or unexpected delays;
- our business may suffer as a result of uncertainty surrounding the acquisition and disruptions from the acquisition may harm relationships with customers, suppliers and employees;
- evaluation of, and estimation of potential losses arising from lawsuits, claims, contingencies and legal proceedings could prove to be inaccurate.

The inability to make or effectively integrate future acquisitions may affect our results.

As part of our growth strategy, we intend to pursue additional acquisitions of complementary businesses or products and joint ventures. The ability to grow through acquisitions or joint ventures depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions or joint venture arrangements. If we fail to successfully integrate acquisitions into our existing business, our results of operations and cash flows could be adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Principal executive offices and central research facilities are located in the St. Paul, Minnesota area. These facilities are company-owned and contain 247,630 square feet. Manufacturing operations are carried out at 22 plants located throughout the United States and at 27 plants located in 21 other countries. In addition, numerous sales and service offices are located throughout the world. We believe that the properties owned or leased are suitable and adequate for our business. Operating capacity varies by product line, but additional production capacity is available for most product lines by increasing the number of shifts worked. The following is a list of our manufacturing plants as of December 1, 2012 (each of the listed properties are owned by us, unless otherwise specified):

Region	Manufacturing Sq Ft
North America	
North America Adhesives	
Canada - Pointe Claire, QC[2]	18,750
California - Roseville	82,202
Georgia - Covington	72,000
- Norcross[1]	12,779
- Tucker	69,000
Illinois - Morris[1]	31,200
- Seneca	24,621
Kansas - Kansas City	33,873
Kentucky - Paducah	252,500
Michigan - Grand Rapids	65,689
Minnesota - Fridley	15,850
- Vadnais Heights	53,145
Ohio - Blue Ash	102,000
Oregon - Eugene[2]	37,200
Tennessee - Jackson	53,000
Texas - Dallas	5,000
- Mesquite	25,000
Washington - Vancouver	35,768
Construction Products	
Florida - Gainesville	6,800
Georgia - Dalton	73,500
Illinois - Aurora	149,000
- Palatine	55,000
New Jersey - Edison	9,780
Texas - Houston	11,000
North America Total	**1,294,657**

Region	Manufacturing Sq Ft
Asia Pacific	
Australia - Dandenong South, VIC	71,280
Republic of China - Guangzhou Xiqu[1]	49,525
- Guangzhou Yonghe	36,055
- Nanjing	8,611
- Shanghai[1]	33,307
Malaysia - Selongor	21,900
Philippines - Manila	9,295
Asia Pacific Total	**229,973**
EIMEA	
Austria - Wels[1]	66,500
Egypt - 6th of October City	8,525
Finland - Espoo	5,575
France - Blois	48,438
- Surbourg	21,743
Germany - Lueneburg	64,249
- Nienburg	139,248
- Pirmasens	48,438
Greece - Lamia	11,560
India - Pune	38,782
Italy - Borgolavezzaro	24,219
- Pianezze	36,500
Portugal - Mindelo	90,193
Spain - Vigo	19,375
United Kingdom - Dukinfield	17,465
- Chatteris	13,678
EIMEA Total	**654,488**
Latin America Adhesives	
Argentina - Buenos Aires	10,367
Brazil - Sorocaba, SP[2]	7,535
Chile - Maipu, Santiago	64,099
Colombia - Itagui, Antioquia[1]	7,800
Costa Rica - Alajuela	4,993
Latin America Total	**94,794**

1 Leased Property

2 Idle Property

Item 3. Legal Proceedings

Environmental Matters. From time to time, we are identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at our Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of December 1, 2012, $0.5 million was recorded as a liability for our best estimate of expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, it is reasonably possible that we may be required to record additional liabilities related to remediation costs at the Sorocaba facility. Based on our analysis, the high end of our range for reasonably possible projected costs to remediate the Sorocaba site is $0.8 million, inclusive of the existing accrual of $0.5 million.

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of December 1, 2012, we had reserved $1.9 million, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. It is reasonably possible that we may have additional liabilities related to these known environmental matters. The high end of our range for reasonably possible projected costs to remediate all known environmental matters is $2.5 million, inclusive of the existing accrual of $1.9 million. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we have concluded, based upon currently available information, that the ultimate resolution of any pending matter, individually or in the aggregate, including the asbestos litigation described in the following paragraphs, will not have a material adverse effect on our results of operations, financial condition or cash flow. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, during the fourth quarter of 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage.

As referenced above, during the fourth quarter of 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4.1 million, based on a present value calculation, towards the settlement amounts to be paid to the claimants in exchange for full releases of claims. Of this amount, our insurers had committed to pay $2.0 million based on the probable liability of $4.1 million. Our contributions toward settlements from the time of the agreement through the end of fiscal year 2011 were $2.2 million with insurers paying $1.2 million of that amount. Based on this experience we reduced our reserves in the fourth quarter of 2011 to an undiscounted amount of $0.3 million with insurers expected to pay $0.2 million. There were no contributions or insurance payments during 2012, therefore our reserves for this agreement and our insurance receivable remained unchanged from the previous year-end. These amounts represent our best estimate for the settlement amounts yet to be paid related to this agreement. Our reserve is recorded on an undiscounted basis.

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

($ in millions)	Year Ended December 1, 2012	Year Ended December 3, 2011	Year Ended November 27, 2010
Lawsuits and claims settled	**9**	7	4
Settlement amounts	**$0.5**	$0.5	$0.5
Insurance payments received or expected to be received	**$0.4**	$0.4	$0.4

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of December 1, 2012, our probable liabilities and insurance recoveries related to asbestos claims, excluding those related to the group settlement discussed above, were $0.2 million and $0.2 million, respectively. These amounts relate to three pending cases and three settled cases for which final insurance payouts have not yet been made. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we have concluded that the resolution of any pending matter, including asbestos-related litigation, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

In addition to product liability claims discussed above, we are involved in other claims or legal proceedings related to our products, which we believe are not out of the ordinary in a business of the type and size in which we are engaged.

Item 4. Mine Safety Disclosures

Not applicable.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "FUL." As of January 11, 2013, there were 2,196 common shareholders of record for our common stock. The following table shows the high and low sales price per share of our stock and the dividends declared for the fiscal quarters.

	High and Low Sales Price				Dividends (Per Share)	
	2012		2011			
	High	Low	High	Low	2012	2011
First quarter	$31.62	$21.10	$23.75	$19.67	$0.075	$0.070
Second quarter	33.48	28.96	22.11	19.61	0.085	0.075
Third quarter	31.94	28.11	25.41	19.41	0.085	0.075
Fourth quarter	34.52	29.43	23.50	16.92	0.085	0.075

There are no significant contractual restrictions on our ability to declare or pay dividends. We currently expect that comparable dividends on our common stock will continue to be paid in the future.

Issuer Purchases of Equity Securities

Information on our purchases of equity securities during the fourth quarter of 2012 follows:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	(d) Maximum Approximate Dollar Value of Shares that may yet be Purchased Under the Plan or Program (thousands)
September 2, 2012 - October 6, 2012	604	$30.70	—	$89,510
October 7, 2012 - November 3, 2012	—	$ —	—	$89,510
November 4, 2012 - December 1, 2012	—	$ —	—	$89,510

1 The total number of shares purchased relates to shares withheld to satisfy the employees' withholding taxes upon vesting of restricted stock. There were no shares purchased in the fourth quarter of 2012 under the 2010 share repurchase plan. See Note 10 to the Consolidated Financial Statements for more information.

Upon vesting of restricted stock awarded to employees, shares are withheld to cover the employees' minimum withholding taxes.

Total Shareholder Return Graph

The line graph below compares the cumulative total shareholder return on our common stock for the last five fiscal years with cumulative total return on the S&P SmallCap 600 Index and Dow Jones U.S. Specialty Chemicals Index. This graph assumes a $100 investment in each of H.B. Fuller, the S&P SmallCap 600 Index and the Dow Jones U.S. Specialty Chemicals Index at the close of trading on December 1, 2007, and also assumes the reinvestment of all dividends.



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
12/01/07
11/29/08
11/28/09
11/27/10
12/03/11
12/01/12
H.B. Fuller Company
S&P SmallCap 600 Index
Dow Jones US Specialty Chemicals Index

Item 6. Selected Financial Data

The following selected financial data has been derived from our audited Consolidated Financial Statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in the Form 10-K.

	Fiscal Years[3]				
(Dollars in thousands, except per share amounts)	2012	2011[2]	2010	2009	2008
Net revenue	**$1,886,239**	$1,444,085	$1,256,825	$1,135,762	$1,280,004
Income from continuing operations[1]	**$ 68,287**	$ 80,215	$ 64,293	$ 82,478	$ 18,673
Percent of net revenue	**3.6**	5.6	5.1	7.3	1.5
Total assets	**$1,786,320**	$1,227,709	$1,153,457	$1,100,445	$1,081,328
Long-term debt, excluding current maturities	**$ 475,112**	$ 179,611	$ 200,978	$ 162,713	$ 204,000
Total H.B. Fuller stockholders' equity	**$ 778,273**	$ 705,204	$ 631,934	$ 591,354	$ 535,611
Per Common Share:					
Income from continuing operations:					
Basic	**$ 1.37**	$ 1.64	$ 1.33	$ 1.71	$ 0.37
Diluted	**$ 1.34**	$ 1.61	$ 1.31	$ 1.68	$ 0.36
Dividends declared and paid	**$ 0.3300**	$ 0.2950	$ 0.2780	$ 0.2700	$ 0.2625
Book value[4]	**$ 15.60**	$ 14.26	$ 12.85	$ 12.15	$ 11.06
Number of employees	**3,727**	2,754	2,621	2,380	2,328

1 2012 includes after-tax charges of $35.4 million related to special charges, net. 2008 includes after-tax charges of $54.3 million related to the write-off of goodwill in our Construction Products operating segment and other impairment charges.

2 2011 contained 53 weeks

3 All amounts have been adjusted for discontinued operations.

4 Book value is calculated by dividing total H.B. Fuller stockholders' equity by the number of common stock shares outstanding as of our fiscal year end.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

H.B. Fuller Company is a global formulator, manufacturer and marketer of adhesives and other specialty chemical products. We are managed through five operating segments – North America Adhesives, Construction Products, EIMEA (Europe, India, Middle East and Africa), Latin America Adhesives and Asia Pacific.

North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments manufacture and supply adhesives products in the assembly, packaging, converting, nonwoven and hygiene, performance wood, flooring, textile, flexible packaging, graphic arts and envelope markets. Construction Products operating segment provides floor preparation, grouts and mortars for tile setting as well as sealants and related products for HVAC installations.

We completed the acquisition of the global industrial adhesives and synthetic polymers business of Forbo Holding AG on March 5, 2012. The Forbo industrial adhesives business acquired is referred to as the "acquired business" and the legacy H.B. Fuller business is referred to as the "legacy business" in the Management's Discussion and Analysis. See Item 1. Business and Note 2 to the Consolidated Financial Statements.

We divested our Latin America Paints business on August 6, 2012. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 205-20, "Discontinued Operations" we have classified the results of this business as discontinued operations. See Item 1. Business and Note 2 to the Consolidated Financial Statements.

Total Company: When reviewing our financial statements, it is important to understand how certain external factors impact us. These factors include:

- Changes in the prices of our raw materials that are primarily derived from refining crude oil and natural gas
- Global supply of and demand for raw materials
- Economic growth rates, and
- Currency exchange rates compared to the U.S. dollar

We purchase thousands of raw materials, the majority of which are petroleum/natural gas derivatives. With over 75 percent of our cost of sales accounted for by raw materials, our financial results are extremely sensitive to changing costs in this area. In addition to the impact from feedstock prices, the supply of and demand for raw materials also have a significant impact on our costs. As demand increases in high-growth areas, such as the Asia Pacific region, the supply of key raw materials may tighten, resulting in certain materials being put on allocation. Natural disasters, such as hurricanes, also can have an impact as key raw material producers are shut down for extended periods of time. We continually monitor capacity utilization figures, market supply and demand conditions, feedstock costs and inventory levels, as well as derivative and intermediate prices, which affect our raw materials.

In 2012, we generated 43 percent of our net revenue in the U.S. and 36 percent in EIMEA. The pace of economic growth in these areas directly impacts certain industries to which we supply products. For example, adhesives-related revenues from durable goods customers in areas such as appliances, furniture and other woodworking applications tend to fluctuate with the overall economic activity. In business components such as Construction Products and insulating glass, revenues tend to move with more specific economic indicators such as housing starts and other construction-related activity.

The movement of foreign currency exchange rates as compared to the U.S. dollar impacts the translation of the foreign entities' financial statements into U.S. dollars. As foreign currencies strengthen against the dollar, our revenues and costs increase as the foreign currency-denominated financial statements translate into more dollars. The fluctuations of the Euro against the U.S. dollar have the largest impact on our financial results as compared to all other currencies. In 2012, the currency fluctuations had a negative impact on net revenue of $41.4 million as compared to 2011.

Key financial results and transactions for 2012 included the following:

- Net revenue increased 30.6 percent from 2011 primarily driven by the acquired business.
- Gross profit margin decreased to 27.4 percent from 28.0 percent in 2011 and 28.5 percent in 2010 mostly due to lower gross profit margins of the acquired business.
- Cash flow generated from operating activities was $108.6 million in 2012 as compared to $88.1 million in 2011 and $72.2 million in 2010.
- Acquired the global industrial adhesives and synthetic polymers business of Forbo Holding AG for 370.0 million Swiss francs or $404.7 million. Inclusion of the acquired business increased net revenue by $423.4 million.
- Divested our Central America Paints business for cash proceeds of $118.5 million. As part of this transaction, we recorded an after-tax gain of $51.1 million.
- Acquired Engent, Inc. on September 10, 2012 for $7.9 million.

The global economic conditions showed little or no improvement in 2012. Our total year organic sales growth, which we define as the combined variances from product pricing and sales volume, was 4.2 percent for 2012 compared to 2011. The inclusion of a 53rd week in 2011 negatively impacted 2012 organic sales growth by approximately 2.0 percent. Lower gross profit margins of the acquired business contributed to a decrease in gross profit margin compared to 2011.

In 2012 our diluted earnings per share from continuing operations was $1.34 per share compared to $1.61 per share in 2011 and $1.31 per share in 2010. The most significant factors affecting 2012 results were the 30.6 percent increase in net revenue, the acquisition of the acquired business and special charges, net of $52.5 million for costs related to the Business Integration Project. On an after-tax basis, the special charges, net resulted in a $35.4 million negative impact on net income and a negative $0.70 effect on diluted earnings per share. See Note 5 to the Consolidated Financial Statements for more information.

In 2011 we had special charges, net of $7.5 million related to the pending acquisition of the acquired business. On an after-tax basis, this was a negative $5.8 million impact on net income and a $0.12 negative effect on diluted earnings per share. In 2010 we had exit costs and impairment charges to exit our European polysulfide-based insulating glass product line, which resulted in a pre-tax loss of $11.4 million. On an after-tax basis, this was a negative $8.4 million impact on net income and a $0.17 negative effect on diluted earnings per share.

2013 Outlook

For 2013, we expect to achieve modest organic revenue growth from our key focus markets of hygiene, packaging and durable assembly and by taking advantage of higher growth opportunities in emerging economies where consumer spending is growing at a higher rate than the overall global economy. In addition, we expect some margin expansion as we realize more of the synergy benefits from the Business Integration Project that began after the purchase of the acquired business. We expect our cost of raw materials in 2013 to be similar to 2012. Despite the continued high cost of raw materials, our gross margin should improve as we continue to manage pricing actions, reformulations and product substitutions. We also expect operating expenses to be leveraged to enhance our operating margin in 2013.

Our capital spending plans for 2013 are much higher than actual spending in previous years as a significant portion of the investment for the Business Integration Project is completed. This reflects our confidence in our business and the opportunities we see to improve the productivity of our business and our prospects for growth.

Critical Accounting Policies and Significant Estimates: Management's discussion and analysis of our results of operations and financial condition are based upon Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We believe the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are pension and other postretirement plan assumptions; goodwill impairment assessment; long-lived assets recoverability; product, environmental and other litigation liabilities; and income tax accounting.

Pension and Other Postretirement Plan Assumptions: We sponsor defined-benefit pension plans in both the U.S. and non-U.S. entities. Also in the U.S. we sponsor other postretirement plans for health care and life insurance benefits. Expenses and liabilities for the pension plans and other postretirement plans are actuarially calculated. These calculations are based on our assumptions related to the discount rate, expected return on assets, projected salary increases and health care cost trend rates. Note 11 to the Consolidated Financial Statements includes disclosure of assumptions employed in these measurements for both the non-U.S. and U.S. plans.

The discount rate assumption is determined using an actuarial yield curve approach, which enables us to select a discount rate that reflects the characteristics of the plan. The approach identifies a broad universe of corporate bonds that meet the quality and size criteria for the particular plan. We use this approach rather than a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. A lower discount rate increases the present value of the pension obligations. The discount rate for the U.S. pension plan was 3.83 percent at December 1, 2012, as compared to 5.07 percent at December 3, 2011 and 5.49 percent at November 27, 2010. Net periodic pension cost for a given fiscal year is based on assumptions developed at the end of the previous fiscal year. A discount rate reduction of 0.5 percentage points at December 1, 2012 would increase U.S. pension and other postretirement plan expense approximately $0.3 million (pre-tax) in fiscal 2013. Discount rates for non-U.S. plans are determined in a manner consistent with the U.S. plan.

The expected long-term rate of return on plan assets assumption for the U.S. pension plan was 8.00 percent in 2012 compared to 8.00 percent for 2011 and 7.90 for 2010. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 60 percent equities and 40 percent fixed-income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward-looking observations. For 2012 the expected long-term rate of return on the target equities allocation was 9.0 percent and the expected long-term rate of return on the target fixed-income allocation was 5.5 percent. The total plan rate of return assumption included an estimate of the impact of diversification and the plan expense. For 2013, the expected long-term rate of return on assets will be 7.75 percent with an expected long-term rate of return on the target equities allocation of 8.5 percent and an expected long-term rate of return on target fixed-income allocation of 5.0 percent. A change of 0.5 percentage points for the expected return on assets assumption would impact U.S. net pension and other postretirement plan expense by approximately $1.9 million (pre-tax).

Management, in conjunction with our external financial advisors, uses the actual historical rates of return of the asset categories to assess the reasonableness of the expected long-term rate of return on plan assets. The most recent 10-year and 20-year historical equity returns are shown in the table below. Our expected rate of return on our total portfolio is consistent with the historical patterns observed over longer time frames.

U.S. Pension Plan Historical actual rates of return	Total Portfolio	Equities	Fixed Income
10-year period	8.9%	7.7%	(*)10.9%
20-year period	8.6%	8.0%	(*)10.9%

(*) Beginning in 2006, our target allocation migrated from 100 percent equities to our current allocation of 60 percent equities and 40 percent fixed-income. The historical actual rate of return for the fixed income of 10.9 percent is since inception (6 years).

The expected long-term rate of return on plan assets assumption for non-U.S. pension plans was a weighted-average of 6.08 percent in 2012. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the impact of active management of the plan's assets. Our largest non-U.S. pension plans are in Germany and the United Kingdom respectively. The expected long-term rate of return on plan assets for Germany was 5.8 percent and the historical rate of return since inception (15 years) for the total asset portfolio in Germany was 3.7 percent. The expected rate of return on our German portfolio of 5.8 percent assumes that market returns will improve in the future to be more in line with historical market patterns observed over longer time frames. In addition, we have modified our investment strategy for the German plan to include a more diversified pool of equity and fixed-income investments and, therefore, we currently expect the performance of the plan assets to improve going forward. The expected long-term rate of return on plan assets for the United Kingdom was 6.6 percent and the historical rate of return since inception (16 years) for the total asset portfolio in the United Kingdom was 6.5 percent. Management, in conjunction with our external financial advisors, uses actual historical returns of the asset portfolio to assess the reasonableness of the expected rate of return for each plan. Since both of these non-U.S. plans have been in existence for less than 20-years, the historical rate of return for each plan has been affected by a period of very poor market conditions by any longer term standards. The rates of return that have been earned by these plans over this shorter time is not what management or our external advisors expect in more normal economic times and over the long period these assets will be invested.

During 2011, we announced significant changes to our U.S. Pension Plan (the Plan). The changes included: benefits under the Plan were locked-in using service and salary as of May 31, 2011, participants no longer earn benefits for future service and salary as they had in the past, affected participants receive a three percent increase to the locked-in benefit for every year they continue to work for us and we are making a retirement contribution of three percent of eligible compensation to the 401(k) Plan for those participants. These changes to the Plan represented a plan curtailment as there is no longer a service cost component in the net periodic pension cost as all participants are considered inactive in the Plan.

The projected salary increase assumption is based on historic trends and comparisons to the external market. Higher rates of increase result in higher pension expenses. As this rate is also a long-term expected rate, it is less likely to change on an annual basis. In the U.S., we have used the rate of 5.0 percent for 2012, 4.17 percent for 2011 and 4.19 percent for 2010.

Goodwill: Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a purchase business combination. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to a reporting unit, it no longer retains its association with a particular acquisition, and all the activities within a reporting unit are available to support the value of goodwill. Accounting standards require us to test goodwill for impairment annually or more often if circumstances or events indicate a change in the estimated fair value.

The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and working capital requirements. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

In the fourth quarter of 2012, we conducted the required annual test of goodwill for impairment. We performed the goodwill impairment analysis on our reporting units by using a discount rate at the high end of our range. There were no indications of impairment in any of our reporting units. Of the goodwill balance of $254.3 million as of December 1, 2012, $147.3 million is allocated to the EIMEA reporting unit and $58.7 million is allocated to the North America Adhesives reporting unit. In both of these reporting units, the calculated fair value substantially exceeded the carrying value of the net assets. The Construction Products reporting unit had a goodwill balance of $13.3 million as of December 1, 2012. The calculated fair value of this reporting unit exceeded its carrying value by approximately 26 percent. The goodwill balance in the Latin America Adhesives reporting unit is $7.5 million as of December 1, 2012 and the calculated fair value exceeded its carrying value by approximately 28 percent. The goodwill balance in the Asia Pacific reporting unit is $27.5 million as of December 1, 2012. The calculated fair value exceeded its carrying value by approximately 68 percent. In all three of these reporting units, the calculated fair value exceeded the carrying value by a reasonable margin.

The Construction Products reporting unit continues to be the reporting unit with the least amount of excess fair value over carrying value. The residential construction market in the U.S. stabilized in 2011 and in 2012 our Construction Products reporting unit had net revenue growth of 9.3 percent over 2011, mainly due to increased sales volume. Projected cash flows used in the fair value calculation in the fourth quarter of 2012 were based on continued growth in 2013 of 8.1 percent. For years beyond 2013, net revenue projections assume continued growth in the mid-single digits through 2017 with a leveling off in the low-single digits for the remaining years. Operating income for the Construction Products reporting unit is projected to grow primarily due to revenue growing at a higher rate than selling, general and administrative (SG&A) expenses thereby providing better leverage in earnings in future years and manufacturing capacity efficiency improvements in 2014 and beyond. Although we believe the assumptions used to estimate the fair value of the Construction Products reporting unit are realistic, another slowdown or decline in the U.S. residential construction industry could have an adverse impact on Construction Products' future cash flows.

The Latin America Adhesives reporting unit had net revenue growth of 5.8 percent in 2012 compared to 2011. Projected cash flows used in the fair value calculation in the fourth quarter of 2012 were based on continued growth in 2013 of 7.1 percent. For years beyond 2013, net revenue projections assume continued growth in the low-single digits for the remaining years. Operating earnings for the Latin America Adhesives reporting unit are projected to grow primarily due to revenue growing at a higher rate than SG&A expenses.

The Asia Pacific reporting unit had net revenue growth of 14.8 percent in 2012 compared to 2011. Projected cash flows used in the fair value calculation in the fourth quarter of 2012 were based on continued growth in 2013 of 13.9 percent. For years beyond 2013, net revenue projections assume continued growth in the low-double digits through 2016 with a leveling off in the mid-single digits for the remaining years. Operating earnings for the Asia Pacific reporting unit are projected to grow primarily due to revenue growing at a higher rate than SG&A expenses.

If the economy or business environment falter and we are unable to achieve our assumed revenue growth rates or profit margin percentages, our projections used would need to be remeasured, which could impact the carrying value of our goodwill in one or more of our reporting units. See Note 7 to the Consolidated Financial Statements.

Recoverability of Long-Lived Assets: The assessment of the recoverability of long-lived assets reflects our assumptions and estimates. Factors that we must estimate when performing impairment tests include sales volume, prices, inflation, currency exchange rates, tax rates and capital spending. Significant judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed.

Judgments made by us include the expected useful lives of long-lived assets. The ability to realize undiscounted cash flows in excess of the carrying amounts of such assets is affected by factors such as the ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance.

In 2010 we exited our polysulfide-based insulating glass product line in Europe. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8.8 million to write-down the value of amortizable intangible assets.

Product, Environmental and Other Litigation Liabilities: As disclosed in Item 3. and in Note 1 and Note 13 to the Consolidated Financial Statements, we are subject to various claims, lawsuits and other legal proceedings. Reserves for loss contingencies associated with these matters are established when it is determined that a liability is probable and the amount can be reasonably estimated. The assessment of the probable liabilities is based on the facts and circumstances known at the time that the financial statements are being prepared. For cases in which it is determined that a liability is probable but only a range for the potential loss exists, the minimum amount of the range is recorded and subsequently adjusted as better information becomes available.

For cases in which insurance coverage is available, the gross amount of the estimated liabilities is accrued, and a receivable is recorded for any probable estimated insurance recoveries. As of December 1, 2012, we have accrued $0.5 million for potential liabilities and $0.5 million for potential insurance recoveries related to asbestos litigation. We also have recorded $1.9 million for environmental investigation and remediation liabilities, including $0.5 million for environmental remediation and monitoring activities at our Sorocaba, Brazil facility as of December 1, 2012. A discussion of environmental, product and other litigation liabilities is disclosed in Item 3. and Note 13 to the Consolidated Financial Statements.

Based upon currently available facts, we do not believe that the ultimate resolution of any pending legal proceeding, individually or in the aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively affect our results of operations or cash flows in one or more future quarters.

Income Tax Accounting: As part of the process of preparing the Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more-likely-than-not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the Consolidated Statements of Income. As of December 1, 2012, the valuation allowance to reduce deferred tax assets totaled $12.3 million.

We recognize tax benefits for tax positions for which it is more-likely-than-not that the tax position will be sustained by the applicable tax authority at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement. We do not recognize a financial statement benefit for a tax position that does not meet the more-likely-than-not threshold. We believe that our liabilities for income taxes reflect the most likely outcome. It is difficult to predict the final outcome or the timing of the resolution of any particular tax position. Future changes in judgment related to the resolution of tax positions will impact earnings in the quarter of such change. We adjust our income tax liabilities related to tax positions in light of changing facts and circumstances. Settlement with respect to a tax position would usually require cash. Based upon our analysis of tax positions taken on prior year returns and expected tax positions to be taken for the current year tax returns, we have identified gross uncertain tax positions of $4.9 million as of December 1, 2012.

We have not recorded U.S. deferred income taxes for certain of our non-U.S. subsidiaries undistributed earnings as such amounts are intended to be indefinitely reinvested outside of the U.S. Should we change our business strategies related to these non-U.S. subsidiaries, additional U.S. tax liabilities could be incurred. It is not practical to estimate the amount of these additional tax liabilities. See Note 9 to the Consolidated Financial Statements for further information on income tax accounting.

Results of Operations

Net revenue:

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Net revenue	$1,886.2	$1,444.1	$1,256.8	30.6%	14.9%

Net revenue in 2012 of $1,886.2 million increased $442.1 million or 30.6 percent from 2011 net revenue of $1,444.1 million. Every five or six years we have a 53rd week in our fiscal year. 2011 was a 53-week year which contributed approximately 2.0 percent to net revenue in 2011, primarily related to volume. The 2011 net revenue was $187.3 million or 14.9 percent higher than the net revenue of $1,256.8 million in 2010. We review variances in net revenue in terms of changes related to product pricing, sales volume, changes in foreign currency exchange rates and acquisitions. The following table shows the net revenue variance analysis for the past two years:

	2012 vs 2011	2011 vs 2010
Product pricing	4.8%	9.8%
Sales volume	(0.6)%	1.3%
Currency	(2.9)%	2.9%
Acquisitions	29.3%	0.9%
	30.6%	14.9%

Organic sales growth, which we define as the combined variances from product pricing and sales volume, increased 4.2 percent in 2012 as compared to 2011. The inclusion of a 53rd week in 2011 negatively impacted 2012 organic sales growth by approximately 2.0 percent. The 4.2 percent organic sales growth in 2012 was led by 9.3 percent growth in Construction Products, 5.4 percent growth in EIMEA, 4.1 percent growth in Latin America Adhesives and 3.8 percent growth in North America Adhesives. Substantially all of the negative currency impact was driven by the weakening of the Euro against the U.S. dollar. The acquired business increased net revenue by $423.4 million.

Organic sales growth increased 11.1 percent (positive 9.8 percent from selling prices and 1.3 percent from sales volume) in 2011 as compared to 2010. The 2011 sales volume included approximately 2.0 percent in incremental net revenue related to the 53rd week. Four of our five operating segments had double digit organic sales growth in 2011 compared to 2010. The 11.1 percent organic sales growth was driven by 13.3 percent growth in Latin America Adhesives, 12.5 percent growth in Asia Pacific, 11.7 percent growth in EIMEA, 10.1 percent growth in Construction Products and 9.6 percent growth in North America Adhesives. The net revenue variance from acquisitions was mainly due to the Revertex Finewaters acquisition in the third quarter of 2010.

Cost of sales:

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Raw materials	$1,084.3	$ 821.1	$687.7	32.1%	19.4%
Other manufacturing costs	284.7	219.2	211.0	29.9%	3.9%
Cost of sales	$1,369.0	$1,040.3	$898.7	31.6%	15.8%
Percent of net revenue	72.6%	72.0%	71.5%		

Cost of sales increased 31.6 percent in 2012 compared to 2011. The increase in raw materials is primarily attributed to the incremental volume of the acquired business combined with a slight increase in raw material costs. Raw material cost as a percentage of net revenue increased 60 basis points as the inclusion of the acquired business that generates lower margins relative to the legacy business more than offset the benefit of higher average sales prices on this ratio. Cost of sales as a percent of net revenue increased by 60 basis points in 2012.

The cost of sales increased 15.8 percent in 2011 compared to 2010. The increase was driven primarily by the increases in raw material cost due to supply shortages. Each of our five operating segments was impacted by the rising raw material costs. The shortages were driven by refineries reducing the supply of the by-products that are used as raw materials in the production of adhesives and increased demand in adjacent industries. The 2010 cost of sales included $1.8 million of charges related to the exit of the window polysulfide-based product line in our EIMEA operating segment. Cost of sales as a percent of net revenue increased to 72.0 percent in 2011 compared to 71.5 percent in 2010.

Gross profit:

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Gross profit	$517.3	$403.8	$358.2	28.1%	12.7%
Percent of net revenue	27.4%	28.0%	28.5%		

Gross profit increased by $113.5 million compared to 2011, however, gross profit margin decreased by 60 basis points. The inclusion of the acquired business which generates lower margins relative to the legacy business was the primary reason for both the increase in gross profit and the lower margin percentage.

Our gross profit margin decreased to 28.0 percent in 2011 from 28.5 percent in 2010. The lower gross profit margin for 2011 as compared to 2010 was due to the increases in raw material costs which were not completely offset by our price increases implemented in 2011.

Selling, general and administrative (SG&A) expenses:

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
SG&A	$354.7	$286.9	$263.6	23.7%	8.8%
Percent of net revenue	18.8%	19.9%	21.0%		

Our SG&A expenses increased $67.8 million or 23.7 percent compared to 2011. This increase is primarily attributable to the addition of the acquired business. The lower relative cost structure of the acquired business and the increase in net revenue for the legacy business resulted in the 110 basis point decrease in SG&A expense as a percentage of net revenue.

SG&A expenses increased $23.3 million in 2011 compared to 2010, but decreased as a percent of revenue to 19.9 percent in 2011 from 21.0 percent in 2010. The increased expense in 2011 was largely due to higher costs associated with adding resources to our sales and technical organizations, currency effects and a full year of the Revertex Finewaters business costs, which we acquired in 2010.

Special Charges, net

($ in millions)	2012	2011	2010
Special Charges, net	$52.5	$7.5	$—

The following table provides detail of special charges, net:

($ in millions)	2012	2011
Acquisition and transformation related costs:		
Professional services	$ 24.7	$ 4.4
Financing availability costs	4.3	—
Foreign currency option contract	0.8	3.1
Gain on foreign currency forward contracts	(11.6)	—
Other related costs	2.0	—
Restructuring costs:		
Workforce reduction costs	28.1	—
Facility exit costs	4.2	—
Special charges, net	$ 52.5	$ 7.5

We completed the acquisition of the acquired business on March 5, 2012. The integration of this business involves a significant amount of restructuring and capital investment to optimize the new combined entity. In addition, in July of 2011 we announced our intentions to take a series of actions in our existing EIMEA operating segment to improve the profitability and future growth prospects of this operating segment. We have combined these two initiatives into a single project which we refer to as the "Business Integration Project". During the years ended December 1, 2012 and December 3, 2011, we incurred special charges, net of $52.5 million and $7.5 million respectively, for costs related to the Business Integration Project.

Acquisition and transformation related costs of $24.7 million for the year ended December 1, 2012 include costs related to organization consulting, investment advisory, financial advisory, legal and valuation services necessary to acquire and integrate the acquired business into our existing operating segments. For the year ended December 1, 2012, we also incurred other costs related to the acquisition including an expense of $4.3 million to make a bridge loan available if needed and an expense of $0.8 million related to the purchase of a foreign currency option to hedge a portion of the acquisition purchase price. For the year ended December 3, 2011, we incurred acquisition and transformation related costs of $4.4 million for investment advisory, financial advisory, legal and valuation services necessary to acquire the acquired business and an expense of $3.1 million related to the purchase of a foreign currency option to hedge a portion of the acquisition purchase price.

During the first quarter of 2012, we entered into forward currency contracts maturing on March 5, 2012 to purchase 370.0 million Swiss francs at a blended forward rate of 1.06245 USD/CHF. Our objective was to economically hedge the purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group after the price was established. The currency contracts were not designated as hedges for accounting purposes. When the acquisition closed on March 5, 2012, the forward currency contracts were settled at a rate of 1.09385 USD/CHF. For the year ended December 1, 2012, the net gain on the forward currency contracts was $11.6 million which partially offset other acquisition and transformation related costs.

For the year ended December 1, 2012, we incurred workforce reduction costs of $28.1 million, facility exit costs of $4.2 million and other costs of $2.0 million related to the Business Integration Project.

The Business Integration Project is a broad-based transformation plan involving all major processes in three of our existing operating segments. The integration strategy and execution plan is unique for each operating segment reflecting the differences within the legacy operating segments as well as differences within the acquired business in each geographic region. In the North America Adhesives operating segment, the integration work is essentially a consolidation of two similar businesses. The customer facing portion of the two businesses (sales, marketing and technical) has been combined into a new, streamlined organization that is designed to be more efficient and more responsive to customer needs. The production capacity of the two organizations is being optimized mostly by transferring volume from the acquired business to existing facilities within the legacy North America Adhesives operating segment. Since capacity already exists within the receiving facilities, the capital investment required to transfer this production and the time required to affect these transfers will be minimized.

In the EIMEA operating segment, the Business Integration Project impacts more aspects of the business and is more complex. The two businesses being combined have similar inefficiencies and opportunities for improved productivity, generally due to excess complexity within the core processes of each of the businesses. Similar to the North America Adhesives project, the customer facing organizations have been optimized by combining the two organizations into one new, streamlined organization that is more efficient and more responsive to the unique customer groups we serve. In addition, the support and administrative functions of both businesses are in the process of being reorganized and in many cases relocated to create more efficient functions. The integration of the production assets will be more complicated in EIMEA because both the legacy business manufacturing network and the acquired business manufacturing network are inefficient and in need of upgrades. In this region the restructuring of the production footprint will be more extensive with several existing plants closed and new, enhanced production facilities constructed to provide greater operating efficiencies and a solid foundation for future growth. This portion of the project will require more capital investment, higher restructuring and severance costs and a longer time frame when compared to the North America Adhesives portion of the project.

In the Asia Pacific operating segment, the Business Integration Project is less complex because the acquired business in that region was relatively small. The focus of the integration work in this region is to build a solid foundation for growth in the commercial and technical areas and, over time, create a more efficient production network in China.

The benefits of the Business Integration Project are expected to be substantial. We have plans to create annual cash cost savings and other cash pre-tax profit improvement benefits aggregating to $90.0 million when the various integration activities are completed in 2014. By 2015, the Business Integration Project activities are expected to improve the EBITDA margin of the global business from just under 11 percent in 2011 to a target level of 15 percent. The project incorporates many different work streams each of which has a specific timeline for completion and delivery of benefits. Some of the initiatives, such as raw material cost reductions, have delivered immediate benefits while other initiatives, such as facility closures, will take longer to implement and the related cost savings will be achieved later in the project. Taking the expected impact of all initiatives into account, the profit improvement benefits from the project and the resulting improvement in EBITDA margin should occur in generally equal increments over the eight quarters commencing in the third quarter of 2012 through the second quarter of 2014.

The total costs, excluding capital expenditures, to achieve these benefits are expected to be approximately $121.0 million of which $60.0 million have been expensed since inception of the Business Integration Project in 2011. The remaining expected costs of approximately $61.0 million will occur over the next several quarters through the end of 2014. The following table provides detail of costs incurred and future expected costs of the Business Integration Project:

	As of December 1, 2012		
($ in millions)	Costs Incurred Inception-to-Date	Expected Costs Remaining	Total Expected Costs
Acquisition and transformation related costs	$25.7	$ 9.3	$ 35.0
Other related costs	2.0	8.0	10.0
Work force reduction costs	28.1	24.9	53.0
Cash facility exit costs	1.0	16.0	17.0
Non-cash facility exit costs	3.2	2.8	6.0
Business Integration Project	$60.0	$61.0	$121.0

The remaining expected Business Integration Project costs of $61.0 million will be incurred over several quarters as the measures are implemented, and will total approximately $44.0 million in fiscal year 2013 and approximately $17.0 million in fiscal year 2014. The costs associated with the acquisition integration and the cash costs of the restructuring are incremental cash outlays that will be funded with existing cash and cash generated from operations. Non-cash costs are primarily related to accelerated depreciation of long-lived assets.

The capital expenditures related to the Business Integration Project will be significant. Our initial estimates made at the time of the acquisition, were that annual capital expenditures would increase to approximately $65.0 million for fiscal years 2012, 2013 and 2014, a significant increment above our normal spending rate of approximately $50.0 million. In 2012 we spent less than $40.0 million in capital expenditures. As the project has progressed and the scope of the various projects are more fully defined, we have changed our forecasts. Going forward, we expect capital expenditures to reach $110.0 million in 2013 and the aggregate of spending in the years 2014 and 2015 is expected to be $100.0 million. This updated capital spending forecast for all projects including the Business Integration Project is consistent with our original forecast, only modified to reflect better estimates of the timing of capital expenditures. This capital spending program will be funded from the operating cash flows of the business and if necessary, from available cash and short-term borrowing.

Going forward, we plan to report our progress on achieving our profit improvement initiatives each quarter. We will focus on three key metrics which capture the bulk of the Business Integration Project objectives: (1) cost savings achieved through workforce reductions, (2) cost reductions achieved through facility closures and consolidation, and (3) the EBITDA margin of the business relative to our expected trend over the timeframe of the project. In addition, the costs to achieve these benefits will be reported relative to the $121.0 million total expected cost estimate in each reporting period.

For the year ended December 1, 2012, we achieved cost savings of $5.1 million related to workforce reductions and $1.6 million related to facility closures and consolidations. The above cost savings represent benefits from selected activities included in the Business Integration Project. EBITDA margin for the fourth quarter of 12.4 percent exceeded our plan.

The specific work streams of the Business Integration Project which have been approved by management and recorded in our results of operations are as follows:

In January 2012, we initiated a facility closure and transfer plan as part of our previously announced actions in our existing EIMEA operating segment, including the closure of facilities in Wels, Austria and Borgolavezzaro,

Italy and the transfer of shared services functions to a single location in Mindelo, Portugal. We expected to incur total exit costs of approximately $22.4 million related to these actions. In May 2012, we announced an additional plan for the integration of the acquired business in our EIMEA operating segment, including the closure of three additional production facilities located in Chatteris, United Kingdom; Pirmasens, Germany and Vigo, Spain. We expect to incur additional exit costs of approximately $51.1 million related to these actions. The total exit costs of $73.5 million for this portion of the Business Integration Project include expenditures of approximately $49.0 million primarily for severance and employee related costs, approximately $19.4 million for other associated cash costs primarily related to facility shut downs and non-cash charges of approximately $5.1 million, primarily related to accelerated depreciation of long-lived assets. This portion of the Business Integration Project began in the first quarter and is expected to be completed by the end of fiscal year 2014.

In April 2012, we approved a plan for the integration of the acquired business in our North America Adhesives operating segment, including the closure of six production facilities located in Pointe-Claire, Quebec; Morris, Illinois; Kansas City, Kansas; Eugene, Oregon; Jackson, Tennessee and Dallas, Texas. We expect to incur exit costs of approximately $12.7 million related to these actions. The exit costs for this portion of the Business Integration Project include expenditures of approximately $5.0 million for severance and related employee costs and approximately $7.7 million for other associated cash costs, primarily related to facility shutdowns. This portion of the Business Integration Project began in the second quarter and is expected to be completed by the end of fiscal year 2013.

In October of 2012, we approved a plan for the integration of the acquired business in our Asia Pacific operating segment, including the closure of two production facilities located in Shanghai and Guangzhou, China. Production from these facilities will be moved to other existing production facilities in the Shanghai and Guangzhou areas. We expect to incur exit costs of approximately $3.0 million related to these actions. The exit costs for this portion of the Business Integration Project include expenditures of approximately $0.9 million for severance and related employee costs, approximately $0.8 million for other associated cash costs, primarily related to facility shutdowns and non-cash charges of approximately $1.3 million primarily associated with accelerated depreciation of long-lived assets. This portion of the Business Integration Project began in the fourth quarter and is expected to be completed by the end of fiscal year 2014.

Asset impairment charges:

($ in millions)	2012	2011	2010
Asset impairment charges	$1.5	$0.3	$8.8

In 2012, we recorded pre-tax asset impairment charges of $1.5 million to write down the value of two of our cost basis investments to fair value.

During 2011, we discontinued production of the polymer used in certain resin products that had been produced in our EIMEA operating segment. In accordance with accounting standards, we determined that the carrying amount of the trademarks and trade names used in these resin products was impaired. We calculated the fair value using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $0.3 million related to the impairment of trademarks and trade names used in the abandoned resin products.

In 2010 we exited our polysulfide-based insulating glass product line in Europe. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8.8 million to write-down the value of intangible assets.

Other income (expense), net:

($ in millions)	2012	2011	2010
Other income (expense), net	$0.8	$4.1	$1.2

Interest income was $1.7 million in 2012 compared to $2.3 million in 2011 and $0.9 million in 2010. Lower interest rates in EIMEA and a change in mix from cash held in countries with higher interest rates to countries with lower interest rates both contributed to the decreased interest income in 2012 as compared to 2011. Higher interest rates in EIMEA and slightly higher average cash balances both contributed to the increased interest income in 2011 as compared to 2010. Currency transaction and remeasurement losses were $1.2 million, $1.5 million and $0.1 million in 2012, 2011 and 2010, respectively. Gains on disposal of fixed assets were $0.6 million, $1.7 million and $0.6 million in 2012, 2011 and 2010, respectively.

Interest expense:

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Interest expense	$19.8	$10.8	$10.4	83.1%	3.8%

Interest expense was $19.8 million in 2012 compared to $10.8 million in 2011. The higher interest expense in 2012 was due to increased debt obtained to purchase the acquired business on March 5, 2012. Interest expense was slightly higher in 2011 compared to 2010 due to higher interest rates partially offset by lower average debt levels.

Income taxes:

($ in millions)	2012	2011	2010
Income taxes	$30.5	$31.2	$20.3
Effective tax rate	34.0%	30.5%	26.5%

Income tax expense in 2012 of $30.5 million included $2.0 million of discrete tax expense in both the U.S. and foreign jurisdictions. Excluding discrete items, the overall effective tax rate increased by 3.1 percentage points in 2012 as compared to the 2011. The increase in the tax rate is principally due to a change in the geographic mix of pre-tax earnings and reduced tax benefit for special charges, net.

Income tax expense in 2011 of $31.2 million included $2.0 million of discrete tax expense in both the U.S. and foreign jurisdictions. Excluding discrete items, the overall effective tax rate increased by 4.9 percentage points in 2011 as compared to the 2010 rate without discrete tax benefits and charges associated with the polysulfide-based insulating glass product line exit. The increase in the tax rate is principally due to a change in the geographic mix of pre-tax earnings and the impact of foreign tax credits in the U.S. as compared to 2010.

Income from equity method investments:

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Income from equity method investments	$9.2	$9.0	$8.0	2.4%	12.5%

The income from equity method investments relates to our 50 percent ownership of the Sekisui-Fuller joint venture in Japan. The results reflect the higher net income recorded by the joint venture in 2012 compared to 2011 and 2010.

Income from discontinued operations, net of tax:

($ in millions)	2012	2011	2010
Income from discontinued operations, net of tax	$57.6	$8.8	$6.1

The income from discontinued operations, net of tax, relates to the results of operations and the gain on the sale of the Central America Paints business, which we sold August 6, 2012. The $57.6 million in 2012 includes the after-tax gain on the sale of our Central America Paints business of $51.1 million.

Net (income) loss attributable to non-controlling interests:

($ in millions)	2012	2011	2010
Net (income) loss attributable to non-controlling interests	$(0.2)	$0.1	$0.5

At the end of 2011, we repurchased the 20 percent holding that Sekisui Chemical had in our China entities. For 2012 net (income) loss attributable to non-controlling interests relates to the 10 percent redeemable non-controlling interest in HBF Turkey. For 2011 net (income) loss attributable to non-controlling interests related to the 20 percent holding that Sekisui Chemical had in our China entities and the10 percent redeemable non-controlling interest in HBF Turkey. For 2010 it relates to the 20 percent holding that Sekisui Chemical had in our China entities.

Net income attributable to H.B. Fuller:

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Net income attributable to H.B. Fuller	$125.6	$89.1	$70.9	41.0%	25.7%
Percent of net revenue	6.7%	6.2%	5.6%		

Net income attributable to H.B. Fuller was $125.6 million in 2012 compared to $89.1 million in 2011 and $70.9 million in 2010. Fiscal year 2012 included $52.5 million of special charges, net (35.4 million after-tax and a negative $0.70 effect on diluted earnings per share) for costs related to the Business Integration Project compared to $7.5 million ($5.8 million after-tax) in 2011. 2012 included $57.6 million of income from discontinued operations, net of tax, inclusive of an after-tax gain on the sale of discontinued operations of $51.1 million. Diluted earnings per share, from continuing operations, was $1.34 per share for 2012, $1.61 per share for 2011 and $1.31 per share for 2010.

The $89.1 million reported for 2011 included after-tax special charges, net of $5.8 million ($0.11 per diluted share). The 2010 net income attributable to H.B. Fuller included $8.4 million ($0.17 per diluted share) of after-tax charges related to exiting the polysulfide insulating glass product line in Europe.

Operating Segment Results

We are required to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. For segment evaluation by the chief operating decision maker, segment operating income is defined as gross profit less SG&A expenses. Segment operating income excludes special charges, net and asset impairment charges. Inter-segment revenues are recorded at cost plus a markup for administrative costs. Corporate expenses are fully allocated to each operating segment. Our operations are managed through five reportable segments: North America Adhesives, Construction Products, EIMEA, Latin America Adhesives and Asia Pacific. Prior periods have been restated for the removal of the Latin America Paints operating segment which is now considered discontinued operations. Corporate expenses, which are fully allocated to each operating segment, have been reallocated to the remaining reportable operating segments.

The tables below provide certain information regarding the net revenue and segment operating income of each of our operating segments.

Net Revenue by Segment:

($ in millions)	2012 Net Revenue	2012 % of Total	2011 Net Revenue	2011 % of Total	2010 Net Revenue	2010 % of Total
North America Adhesives	**$ 683.0**	**36%**	$ 489.9	34%	$ 445.1	35%
Construction Products	**147.1**	**8%**	134.6	9%	122.2	10%
EIMEA	**672.4**	**36%**	473.8	33%	404.8	32%
Latin America Adhesives	**155.6**	**8%**	147.1	10%	129.8	11%
Asia Pacific	**228.1**	**12%**	198.7	14%	154.9	12%
Total	**$1,886.2**	**100%**	$1,444.1	100%	$1,256.8	100%

Segment Operating Income:

($ in millions)	2012 Operating Income	2012 % of Total	2011 Operating Income	2011 % of Total	2010 Operating Income	2010 % of Total
North America Adhesives	**$ 99.2**	**61%**	$ 73.5	63%	$68.3	72%
Construction Products	**8.3**	**5%**	3.0	2%	2.1	2%
EIMEA	**34.4**	**21%**	24.6	21%	12.0	13%
Latin America Adhesives	**13.2**	**8%**	8.0	7%	6.9	7%
Asia Pacific	**7.4**	**5%**	7.8	7%	5.3	6%
Total	**$162.5**	**100%**	$116.9	100%	$94.6	100%

The following table provides a reconciliation of segment operating income to income from continuing operations before income taxes and income from equity method investments, as reported on the Consolidated Statements of Income.

($ in millions)	2012	2011	2010
Segment operating income	**$162.5**	$116.9	$ 94.6
Special charges, net	**(52.5)**	(7.5)	—
Asset impairment charges	**(1.5)**	(0.3)	(8.8)
Other income, net	**0.8**	4.1	1.2
Interest expense	**(19.8)**	(10.8)	(10.4)
Income from continuing operations before income taxes and income from equity method investments	**$ 89.5**	$102.4	$ 76.6

North America Adhesives

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Net revenue	$683.0	$489.9	$445.1	39.4%	10.1%
Segment operating income	$ 99.2	$ 73.5	$ 68.3	34.9%	7.7%
Segment profit margin %	14.5%	15.0%	15.3%		

The following tables provide details of North America Adhesives net revenue variances:

	2012 vs 2011	2011 vs 2010
Organic growth	3.8%	9.6%
Currency	(0.1)%	0.5%
Acquisitions	35.7%	—
Total	39.4%	10.1%

Net revenue increased 39.4 percent in 2012 compared to 2011. The increase in organic sales growth was attributable to a 7.6 percent increase in pricing offset by a 3.8 percent decrease in sales volume compared to last year. Sales volume was negatively impacted by approximately 2.0 percent in 2012 compared to last year due to the extra week in 2011. The acquired business added $175.1 million to net revenue. The increase in pricing reflects the impact of price increases implemented to offset raw material cost inflation. Overall, we believe we maintained our market share as end market demand for the markets we serve was weak in 2012. Segment operating income increased 34.9 percent compared to 2011, but segment profit margin decreased by 50 basis points. Raw material cost as a percentage of net revenue increased 150 basis points as the inclusion of the acquired business that generates lower margins relative to the legacy business more than offset the benefit of higher pricing on this ratio. Conversely, the lower cost structure of the acquired business was the primary driver of the 60 basis point reduction in SG&A cost as a percentage of net revenue.

Net revenue increased 10.1 percent in 2011 compared to 2010. Organic sales growth of 9.6 percent was driven by increased average selling prices offset by lower sales volume compared to last year. The extra week added approximately 2.0 percent to the 2011 net revenue as compared to 2010. Raw material costs continued to increase as the global demand for feedstocks which are the basis of many of our raw materials, continued to increase. This resulted in a significant increase in our raw material costs in 2011. Despite implementing selling price increases and reducing manufacturing expenses, we had not been able to completely offset the rising raw material costs. As a result, gross margin decreased slightly in 2011 compared to 2010. SG&A expenses increased in 2011 as compared to 2010 but at a lower percentage rate than the increase in net revenue. Segment operating income increased 7.7 percent in 2011 compared to 2010 as a result of net revenue growth and the control of manufacturing and SG&A expenses. Segment operating income as a percent of net revenue was 15.0 percent in 2011 compared to 15.3 percent in 2010.

Construction Products

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Net revenue	$147.1	$134.6	$122.2	9.3%	10.1%
Segment operating income	$ 8.3	$ 3.0	$ 2.1	178.6%	44.4%
Segment profit margin %	5.7%	2.2%	1.7%		

The following tables provide details of Construction Products net revenue variances:

	2012 vs 2011	2011 vs 2010
Organic growth	9.3%	10.1%

Net revenue increased 9.3 percent in 2012 compared to 2011 driven by sales growth in the retail and distribution channels. Organic sales growth was driven by a 7.2 percent increase in sales volume combined with a 2.1 percent increase in average selling prices. Sales volume was negatively impacted by approximately 2.0 percent in 2012 compared to last year due to the extra week in 2011. Segment operating income increased 178.6 percent compared to 2011 and segment profit margin increased by 350 basis points. Raw material cost as a percentage of net revenue increased 40 basis points primarily due to lower margins associated with the growth in the retail and distribution channels. Higher sales volume and the control of manufacturing expenses improved gross profit margin by 80 basis points. SG&A expenses increased in 2012 as compared to 2011 but at a significantly lower rate than net revenue resulting in a 260 basis point reduction in SG&A as a percentage of net revenue.

Net revenue increased 10.1 percent in 2011 compared to 2010 due to sales increases in the retail and distribution channels. Higher sales volume and to a lesser extent higher average selling prices drove the increase in net revenue compared to the prior year. The extra week added approximately 2.0 percent to the 2011 net revenue as compared to 2010. Selling price increases were not enough to completely offset the increases in raw material costs and as a result our gross profit margins declined slightly in 2011 compared to 2010. SG&A expenses increased in 2011 as compared to 2010 but at a lower percentage rate than the increase in net revenue. Net revenue growth was the primary driver of the 44.4 percent increase in segment operating income in 2011 compared to 2010. Segment operating income as a percent of net revenue was 2.2 percent in 2011 compared to 1.7 percent in 2010.

EIMEA

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Net revenue	$672.4	$473.8	$404.8	41.9%	17.0%
Segment operating income	$ 34.4	$ 24.6	$ 12.0	40.2%	105.3%
Segment profit margin %	5.1%	5.2%	3.0%		

The following table provides details of the EIMEA net revenue variances:

	2012 vs 2011	2011 vs 2010
Organic growth	5.4%	11.7%
Currency	(8.7)%	5.3%
Acquisitions	45.2%	—
Total	41.9%	17.0%

Net revenue increased 41.9 percent in 2012 compared to 2011. Organic sales growth was attributable to a 4.1 percent increase in pricing combined with a 1.3 percent increase in sales volume compared to last year. Sales volume was negatively impacted by approximately 2.0 percent in 2012 compared to last year due to the extra week in 2011. The weaker Euro compared to the U.S. dollar had a negative 8.7 percent impact on net revenue. The acquired business added $214.4 million to net revenue. The increase in pricing reflects the impact of price increases implemented to offset raw material cost inflation. Significant volume growth was generated in the emerging markets of the operating segment, especially Egypt, India and Turkey, however, this growth was mitigated by lower sales volume in core Europe reflecting the generally soft end market conditions in this region. Segment operating income increased 40.2 percent compared to 2011 while segment profit margin was flat. Raw material cost as a percentage of net revenue increased 80 basis points primarily due to the inclusion of the acquired business that generates lower margins relative to the legacy business. Conversely, the lower cost structure of the acquired business is the primary driver of the 80 basis point reduction in SG&A cost as a percentage of net revenue.

Net revenue increased 17.0 percent in 2011 compared to 2010. Both higher average selling prices and sales volume contributed to the 11.7 percent increase in organic sales growth. The extra week added approximately 2.0 percent to the 2011 net revenue as compared to 2010. The stronger Euro in 2011 as compared to 2010 had a favorable 5.3 percent impact on net revenue. Gross profit margin increased slightly in 2011 compared to 2010 as higher average selling prices offset increased raw material costs and lower margin polymer and windows product lines were eliminated. SG&A expenses increased in 2011 as compared to 2010 but at a lower percentage than the increase in net revenue. In 2010 segment operating income included a $2.6 million charge related to the exit of the polysulfide-based insulating glass product line and a $1.8 million charge related to a product liability claim. Net revenue growth and the non-recurring charges included in 2010 were the primary drivers of the 105.3 percent increased segment operating income in 2011 compared to 2010. The increase in gross profit margin and the lower rate of growth in SG&A expenses also contributed to the increase. Segment operating income as a percent of net revenue was 5.2 percent in 2011 compared to 3.0 percent in 2010.

Latin America Adhesives

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Net revenue	$155.6	$147.1	$129.8	5.8%	13.3%
Segment operating income	13.2	8.0	6.9	65.2%	15.2%
Segment profit margin %	8.5%	5.4%	5.3%		

The following table provides details of Latin America Adhesives net revenue variances:

	2012 vs 2011	2011 vs 2010
Organic growth	4.1%	13.3%
Acquisitions	1.7%	—
Total	5.8%	13.3%

Net revenue increased 5.8 percent in 2012 compared to 2011. The organic sales growth was fully attributable to a 4.1 percent increase in average selling prices compared to last year. Sales volume was negatively impacted by approximately 2.0 percent in 2012 compared to last year due to the extra week in 2011. The acquired business added $2.5 million to net revenue. Segment operating income increased 65.2 percent compared to 2011 and segment profit margin increased by 310 basis points. Raw material cost as a percentage of net revenue decreased 290 basis points due to the combination of product pricing actions and lower raw material costs. Raw material costs in this operating segment are more favorable relative to other operating segments as this segment uses a higher proportion of natural sourced resins compared to hydrocarbon based resins used in other segments. SG&A expenses increased in 2012 as compared to 2011 but at a lower rate than net revenue resulting in a 90 basis point reduction in SG&A as a percentage of net revenue.

Net revenue increased 13.3 percent in 2011 compared to 2010. The net revenue growth was driven by increased average selling prices and better economic conditions in Latin America. The extra week added approximately 2.0 percent to the 2011 net revenue as compared to 2010. The gross profit margin decreased in 2011 compared to 2010 due to the significant increase in raw material costs. Pricing actions taken in 2011 helped offset the increasing raw material costs. SG&A expenses increased in 2011 compared to 2010 at a slower pace than the increase in net revenue. Net revenue growth was the primary driver of the 15.2 percent increase in segment operating income in 2011 compared to 2010. Segment operating income as a percent of net revenue was 5.4 percent in 2011 compared to 5.3 percent in 2010.

Asia Pacific

($ in millions)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Net revenue	$228.1	$198.7	$154.9	14.8%	28.3%
Segment operating income	$ 7.4	$ 7.8	$ 5.3	(6.5)%	47.1%
Segment profit margin %	3.2%	4.0%	3.5%		

The following table provides details of Asia Pacific net revenue variances:

	2012 vs 2011	2011 vs 2010
Organic growth	(1.3)%	12.5%
Currency	0.3%	8.6%
Acquisitions	15.8%	7.2%
Total	14.8%	28.3%

Net revenue increased 14.8 percent in 2012 compared to 2011. Lower organic sales were the result of a 3.2 percent decrease in sales volume partially offset by a 1.9 percent increase in pricing compared to last year. Sales volume was negatively impacted by approximately 2.0 percent in 2012 compared to last year due to the extra week in 2011. The acquired business added $31.4 million to net revenue. Sales volume declined in Australia and Southeast Asia compared to 2011 while China continues to post volume growth, but the growth rate has slowed as end market conditions softened in 2012. In Australia, we have maintained our market share while end market demand in these markets has been weak. In Southeast Asia, our sales volume has declined due to generally less favorable end market conditions as well as the loss of some market share as we work to strategically shift our business toward higher value products. Segment operating income decreased by 6.5 percent compared to 2011 and segment profit margin declined by 80 basis points. Raw material cost as a percentage of net revenue increased 120 basis points as the inclusion of the acquired business that generates lower margins relative to the legacy business more than offset the impact of price increases and lower raw material costs on this ratio. Conversely, the lower cost structure of the acquired business is the primary driver of the 30 basis point reduction in SG&A cost as a percentage of net revenue.

Net revenue increased 28.3 percent in 2011 compared to 2010. The net revenue growth was the result of the expansion and investments we have been making in this operating segment. Both average selling prices and sales volume contributed to the 12.5 percent increase in organic sales growth. The extra week added approximately 2.0 percent to the 2011 net revenue as compared to 2010. Our acquisition of Revertex Finewaters in Malaysia added 7.2 percent to the net revenue growth for the year. Positive currency effects contributed 8.6 percent to the net revenue growth in 2011. The currency effect was driven largely by the strengthening of the Australian dollar as compared to the U.S. dollar. SG&A expenses were higher in 2011 compared to 2010 due to the additional investments made in sales, marketing and technical personnel to support the business growth and a full year results of Revertex Finewaters. Segment operating income increased 47.1 percent in 2011 compared to 2010 primarily due to the increase in net revenue. Segment operating income as a percent of net revenue was 4.0 percent in 2011 as compared to 3.5 percent in 2010.

Financial Condition, Liquidity and Capital Resources

Total cash and cash equivalents as of December 1, 2012 were $200.4 million as compared to $154.6 million as of December 3, 2011. Total long and short-term debt was $520.2 million as of December 1, 2012 and $232.3 million as of December 3, 2011.

We believe that cash flows from operating activities will be adequate to meet our ongoing liquidity and capital expenditure needs. In addition, we believe we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future. Cash available in the United States has historically been sufficient and we expect it will continue to be sufficient to fund U.S. operations and U.S. capital spending and U.S. pension and other post retirement benefit contributions in addition to funding U.S. acquisitions, dividend payments, debt service and share repurchases as needed. In the third quarter of 2012, we prepaid $80.0 million of long-term debt with the proceeds from the sale of our Central America Paints business, to reduce outstanding debt. For those international earnings considered to be reinvested indefinitely, we currently have no intention to, and plans do not indicate a need to, repatriate these funds for U.S. operations.

Our credit agreements include restrictive covenants that, if not met, could lead to a renegotiation of our credit lines and a significant increase in our cost of financing. At December 1, 2012, we were in compliance with all covenants of our contractual obligations.

Covenant	Debt Instrument	Measurement	Result as of December 1, 2012
TTM EBITDA/TTM Interest Expense	All Debt Instruments	Not less than 2.5	12.5
Total Indebtedness/TTM EBITDA	All Debt Instruments	Not greater than 3.5	2.1

• TTM = trailing 12 months
• EBITDA for covenant purposes is defined as consolidated net income, plus (i) interest expense, (ii) taxes, (iii) depreciation and amortization, (iv) non-cash impairment losses, (v) extraordinary non-cash losses incurred other than in the ordinary course of business, (vi) nonrecurring extraordinary non-cash restructuring charges, (vii) cash expenses for advisory services and for arranging financing for the acquired business (including the non-cash write-off of deferred financing costs and any loss or expense on foreign exchange transactions intended to hedge the purchase price for the acquired business) with cash expenses not to exceed $25.0 million, and (viii) cash expenses incurred during fiscal years 2011 through 2014 in connection with facilities consolidation, restructuring and integration, discontinuance of operations, work force reduction, sale or abandonment of assets other than inventory, and professional and other fees incurred in connection with the acquired business or the restructuring of the Company's Europe, India, Middle East and Africa operations, not to exceed $85.0 million in the aggregate, and (x) not to exceed $65.0 million during fiscal year 2012 and (y) not to exceed $65.0 million during fiscal years 2013 and 2014 combined, minus extraordinary non-cash gains incurred other than in the ordinary course of business. For the Total Indebtedness / TTM EBITDA ratio, TTM EBITDA is adjusted for the pro forma results from Material Acquisitions and Material Divestitures as if the acquisition or divestiture occurred at the beginning of the calculation period. Additional detail is provided in the Form 8-K dated March 5, 2012.

We believe we have the ability to meet all of our contractual obligations and commitments in fiscal 2013.

Net Financial Assets

($ in millions)	2012	2011
Financial Assets:		
Cash and cash equivalents	**$200.4**	$154.6
Debt:		
Notes payable	**22.6**	28.3
Long-term debt	**497.6**	204.0
Total debt (including current maturities)	**520.2**	232.3
Net financial debt	**$319.8**	$ 77.7

Of the $200.4 million in cash and cash equivalents as of December 1, 2012, $184.5 million was held outside the U.S. Of the $184.5 million of cash held outside the U.S., earnings on $182.2 million are permanently reinvested outside of the U.S. It is not practical for us to determine the U.S. tax implications of the repatriation of these funds.

There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances to us, except for: 1) a credit facility limitation restricting investments, loans, advances or capital contributions from the U.S. parent corporation, the Irish financing subsidiary, and the Construction Products subsidiary in excess of $75.0 million, 2) a credit facility limitation that provides total investments, loans, advances or guarantees not otherwise permitted in the credit agreement for all subsidiaries shall not exceed $75.0 million in the aggregate and 3) typical statutory restrictions, which prohibit distributions in excess of net capital or similar tests. The Forbo acquisition and any investments, loans, and advances established to consummate the Forbo acquisition are excluded from the credit facility limitations described above. Additionally, we have taken the income tax position that the majority of our cash in non-U.S. locations is permanently reinvested.

We rely on operating cash flow, short-term borrowings and long-term debt to provide for the working capital needs of our operations. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future.

Debt Outstanding and Debt Capacity

Notes Payable: Notes payable were $22.6 million at December 1, 2012. This amount mainly represented various short-term borrowings that were not part of committed lines. The weighted-average interest rates on these short-term borrowings were 11.3 percent for both 2012 and 2011.

Long-Term Debt: Long-term debt consisted of senior notes and term loans. The Series A and Series B senior notes bear a fixed interest rate of 5.13 percent and mature in fiscal year 2017. The Series C and Series D senior notes bear a fixed interest rate of 5.61 percent and mature in fiscal year 2020. The Series E senior notes bear a fixed interest rate of 4.12 percent and mature in fiscal year 2022. We are subject to prepayment penalties on our senior notes. As of December 1, 2012, "make-whole" premiums were estimated to be, if the entire debt were paid off, $86.3 million. We currently have no intention to prepay any senior notes. The term loan A bears a floating interest rate of the London Interbank Offered Rate (LIBOR) plus a spread of 62.5 basis points and matures in 2013. The term loan B bears a floating interest rate of LIBOR plus 150 basis points and matures in 2017. There are no prepayment penalties on the term loans. See the discussion below regarding borrowings on our lines of credit.

We executed interest rate swap agreements for the purpose of obtaining a floating rate of interest on $75.0 million of the $150.0 million senior notes. We have designated the $75.0 million of senior note debt as the hedged item in a fair value hedge. As required by the accounting standards, we recorded an asset for the fair value of the interest rate swaps (hedging instruments) totaling $9.5 million and recognized a liability of $8.9 million for change in the fair value of the senior notes attributable to the change in the risk being hedged. This calculation resulted in $158.9 million being recorded in long-term debt related to these senior notes as of December 1, 2012. For further information related to long-term debt see Note 8 to Consolidated Financial Statements.

Lines of Credit: We have a revolving credit agreement with a consortium of financial institutions at December 1, 2012. This credit agreement creates an unsecured multi-currency revolving credit facility that we can draw upon for general corporate purposes up to a maximum of $200.0 million. Interest is payable at LIBOR plus 1.275 percent. A facility fee of 0.225 percent is payable quarterly. The interest rate and the facility fee are based on a rating grid. The credit facility expires on March 5, 2017.

Goodwill and Other Intangible Assets

As of December 1, 2012, goodwill totaled $254.3 million (14 percent of total assets) and other intangible assets, net of accumulated amortization, totaled $233.4 million (13 percent of total assets).

The components of goodwill and other identifiable intangible assets, net of amortization, by segment at December 1, 2012 are as follows:

($ in millions)	North America Adhesives	Construction Products	EIMEA	Latin America Adhesives	Asia Pacific	Total
Goodwill	$58.7	$13.3	$147.3	$7.5	$27.5	$254.3
Purchased technology & patents	20.2		13.0		4.1	37.3
Customer relationships	17.9	87.0	52.3	0.3	6.3	163.8
Other finite-lived intangible assets[1]	9.9	7.8	6.7	1.7	5.6	31.7
Indefinite-lived intangible assets[2]			0.6			0.6

1 Other finite-lived intangible assets are related to operating segment trademarks.

2 Indefinite-lived intangible assets are related to EIMEA operating segment trademarks.

Selected Metrics of Liquidity and Capital Resources

Key metrics we monitor are net working capital as a percent of annualized net revenue, trade account receivable days sales outstanding (DSO), inventory days on hand, free cash flow and debt capitalization ratio.

	December 1, 2012	December 3, 2011
Net working capital as a percentage of annualized net revenue[1]	17.8%	14.3%
Accounts receivable DSO[2]	56 Days	53 Days
Inventory days on hand[3]	53 Days	41 Days
Free cash flow[4]	$56.3 million	$40.7 million
Debt capitalization ratio[5]	40.1%	24.8%

1 Current quarter net working capital (trade receivables, net of allowance for doubtful accounts plus inventory minus trade payables) divided by annualized net revenue (fourth quarter, 2011 adjusted for extra week, multiplied by four).

2 Trade receivables net of allowance for doubtful accounts multiplied by 56 (8 weeks) for 2012 and 63 (9 weeks) for 2011 and divided by the net revenue for the last 2 months of the quarter.

3 Total inventory multiplied by 56 for 2012 and 63 for 2011 and divided by cost of sales (excluding delivery costs) for the last 2 months of the quarter.

4 Net cash provided by operations less purchased property, plant and equipment and dividends paid.

5 Total debt divided by (total debt plus total stockholders' equity).

Another key metric is the return on invested capital, or ROIC. The calculation is represented by total return divided by total invested capital.

- Total return is defined as: gross profit less SG&A expenses, less taxes at the effective tax rate plus income from equity method investments. Total return is calculated using trailing 12 month information.
- Total invested capital is defined as the sum of notes payable, current maturities of long-term debt, long-term debt, redeemable non-controlling interest and total equity.

ROIC was introduced because we believe it provides a true measure of return on capital invested. We believe it is an effective way to internally measure performance and it is focused on the long term. The ROIC calculated at

December 1, 2012 was 9.5 percent and at December 3, 2011 was 9.6 percent. The following table shows the ROIC calculation as of December 1, 2012 and December 3, 2011 based on the definition above:

($ in millions)	Trailing 12 months as of December 1, 2012	Trailing 12 months as of December 3, 2011
Gross profit	$ 517.3	$ 403.8
Selling, general and administrative expenses	(354.7)	(286.9)
Income taxes at effective rate	(48.2)	(35.2)
Income from equity method investments	9.2	9.0
Total return	$ 123.6	$ 90.7
Total invested capital	1,302.9	941.8
Return on invested capital	9.5%	9.6%

Summary of Cash Flows

Cash Flows from Operating Activities from Continuing Operations:

($ in millions)	2012	2011	2010
Net cash provided by operating activities	$108.6	$88.1	$72.2

Net income including non-controlling interest was $125.9 million in 2012, $89.0 million in 2011 and $70.4 million in 2010. Depreciation and amortization expense totaled $57.4 million in 2012 compared to $39.1 million in 2011 and $38.8 million in 2010. The higher expense in 2012 was directly related to the acquired business.

Changes in net working capital (trade receivables, inventory and trade payables) accounted for a use of cash of $39.2 million, $20.8 million and $26.9 million in 2012, 2011 and 2010, respectively. Following is an assessment of each of the net working capital components:

- Trade Receivables, net—Changes in trade receivables resulted in a $17.3 million use of cash in 2012 as compared to $18.4 million use of cash in 2011 and a $13.8 million use of cash in 2010. The DSO was 56 days at December 1, 2012, 53 days at December 3, 2011 and 55 days at November 27, 2010.
- Inventory—Changes in inventory resulted in a $17.1 million use of cash in 2012 as compared to a use of cash of $11.0 million in 2011 and a use of cash of $4.1 million in 2010. Inventory days on hand were 53 days at the end of 2012 as compared to 41 days and 44 days at the end of 2011 and 2010, respectively. The higher use of cash and higher days on hand in 2012, compared to previous years, are both related to the increase in inventory after the downward management of inventory in the fourth quarter of 2011 and 2010 whereas in 2012 inventory levels have increased in order to support the manufacturing transitions that are underway as part of the Business Integration Project.
- Trade Payables—Changes in trade payables resulted in a use of cash of $4.8 million in 2012 and a source of cash of $8.7 million in 2011 and a use of cash of $9.1 million in 2010. The use of cash of $4.8 million in 2012 compared to the source of cash of $8.7 million in 2011 was related to the increases in inventory in 2012 after the downward management in the fourth quarter of 2011.

Income from discontinued operations, net of tax reduced cash flows from operating activities by $57.6 million, $8.8 million and $6.1 million in 2012, 2011 and 2010, respectively. The $57.6 million in 2012 includes an after-tax gain on the sale of our Central America Paints business of $51.1 million. Contributions to our pension and other postretirement benefit plans were $9.8 million, $11.9 million and $15.1 million in 2012, 2011 and 2010, respectively. Changes in deferred income taxes resulted in a use of cash of $16.8 million in 2012 compared to a source of cash of $5.7 million in 2011 and a source of cash of $9.5 million in 2010. The 2012 change compared to 2011 was related to the accrual of Business Integration Project expenses. Income taxes payable resulted in a source of cash of $15.2 million, $6.5 million and $2.1 million in 2012, 2011 and 2010, respectively. The 2012 change compared to 2011 was related to the timing of U.S. estimated tax payments. Accrued compensation was a source of cash of $21.0 million in 2012, a use of cash of $3.4 million in 2011 and a source of cash of $2.8 million in 2010 and other liabilities was a source of cash of $3.5 million in 2012 and a use of cash of $2.9 million and 10.5 million in 2011 and 2010, respectively. The source of cash in 2012 for accrued compensation and other liabilities were related to the accrual of severance and other related costs as part of our Business Integration Project that have not been paid at the end of 2012.

Cash Flows from Investing Activities from Continuing Operations:

($ in millions)	2012	2011	2010
Net cash used in investing activities	$(446.8)	$(36.3)	$(57.0)

Purchases of property plant and equipment were $35.9 million in 2012 as compared to $32.8 million in 2011 and $31.7 million in 2010. We do not anticipate significant repair and maintenance activities on existing property, plant and equipment as a result of current or past capital spending policies.

We acquired the global industrial adhesives business of Forbo Holding AG for $404.7 million and the outstanding shares of Engent, Inc. for $7.9 million in 2012. In 2011, we acquired the principal assets and certain liabilities of Liquamelt Corp. for $6.0 million. In 2010 we acquired the outstanding shares of Revertex Finewaters for $26.8 million and we paid the first year earn out of Nordic Adhesive Technology of $0.8 million. See Note 2 to the Consolidated Financial Statements for further information on acquisitions.

Cash Flows from Financing Activities from Continuing Operations:

($ in millions)	2012	2011	2010
Net cash provided by (used in) financing activities	$273.9	$(42.8)	$24.4

Proceeds from long-term debt in 2012 were $584.2 million of which $400.0 million was used for financing the acquisition. Included in the 2012 proceeds of long-term debt was our note purchase agreement under which we issued $250.0 million in aggregate principal amount of senior unsecured notes and a draw down of our $150.0 million term loan. Repayment of long-term debt in 2012 was $292.3 million which included prepayment of $80.0 million of long-term debt with proceeds from the sale of our Central America Paints business. Long-term debt proceeds and payments netted to a source of cash of $192.9 million in 2012. Long-term debt proceeds of $218.0 million and payments of $240.5 million, netted to a use of cash of $22.5 million in 2011. In 2010, long-term debt proceeds of $345.0 million and payments of $329.6 million netted to a source of cash of $15.4 million. Included in the 2010 proceeds of long-term debt is our note purchase agreement under which we issued $150.0 million in aggregate principal amount of senior unsecured notes.

Cash generated from the exercise of stock options was $7.4 million in 2012, $7.7 million in 2011 and $4.0 million in 2010. The $7.4 million in 2012 was driven by higher average stock price. The higher amount in 2011 was primarily due to exercises by our former CEO as his departure required the exercise of certain stock option awards. Repurchases of common stock were $4.3 million in 2012 compared to $8.5 million in 2011 and $0.4 million in 2010. We repurchased $3.0 million in 2012 and $7.5 million in 2011 from our 2010 share repurchase program. In 2011 we repurchased the 20 percent non-controlling interest that Sekisui Chemical held in our China entities for $8.6 million.

Cash Flows from Discontinued Operations:

($ in millions)	2012	2011	2010
Cash provided by (used in) operating activities of discontinued operations	$ (13.9)	$13.5	$(1.0)
Cash provided by (used in) investing activities of discontinued operations, including proceeds from sale of business	120.2	(1.5)	(0.3)
Net cash provided by (used in) discontinued operations	$106.3	$12.0	$(1.2)

Cash flows from discontinued operations includes the proceeds from the sale of $118.5 million in 2012 and cash generated from operations and investing activities of the Central America Paints business.

Contractual Obligations

Due dates and amounts of contractual obligations follow:

		Payments Due by Period			
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$497.6	$22.5	$ —	$121.3	$353.8
Interest payable on long-term debt[1]	152.4	18.7	37.9	37.1	58.7
Operating leases	17.3	7.6	7.1	1.8	0.8
Pension contributions[2]	7.8	7.8	—	—	—
Purchase obligation contracts[3]	4.9	3.6	1.3	—	—
Total contractual obligations	$680.0	$60.2	$46.3	$160.2	$413.3

1 Some of our interest obligations on long-term debt are variable based on LIBOR. Interest payable for the variable portion is estimated based on a forward LIBOR curve.

2 Pension contributions are only included for fiscal 2013. We have not determined our pension funding obligations beyond 2013 and thus, any potential future contributions have been excluded from the table.

3 Represents a contract to provide us with information technology services. See Note 13 to Consolidated Financial Statements for further information.

We expect to make cash outlays in the future related to uncertain tax positions. However, due to the uncertainty of the timing of future cash flows, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, gross unrecognized tax benefits of $4.9 million as of December 1, 2012, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits see Note 9 to Consolidated Financial Statements.

We expect 2013 capital expenditures to be approximately $110.0 million.

Off-Balance Sheet Arrangements

There are no relationships with any unconsolidated, special-purpose entities or financial partnerships established for the purpose of facilitating off-balance sheet financial arrangements.

Recently Issued Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for information concerning new accounting standards and the impact of the implementation of these standards on our financial statements.

Forward-Looking Statements and Risk Factors

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" (including the negative or variations thereof) and other expressions that indicate future events and trends. These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are in turn based upon internal estimates and analyses of current market conditions and trends, our plans and strategies, economic conditions and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. In addition to the factors described in this report, Item 1A. Risk Factors identifies some of the important factors that could cause our actual results to differ materially from those in any such forward-looking statements. In order to comply with the terms of the safe harbor, we have identified these important factors which could affect our financial performance and could cause our actual results for future periods to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These factors should be considered, together with any similar risk factors or other cautionary language that may be made elsewhere in this Annual Report on Form 10-K.

The list of important factors in Item 1A. Risk Factors does not necessarily present the risk factors in order of importance. This disclosure, including that under "Forward-Looking Statements and Risk Factors," and other forward-looking statements and related disclosures made by us in this report and elsewhere from time to time, represents our best judgment as of the date the information is given. We do not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public company disclosures (such as in filings with the SEC or in our press releases) on related subjects.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk: We are exposed to various market risks, including changes in interest rates, foreign currency rates and prices of raw materials. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Our financial performance has been, and may continue to be, negatively affected by unfavorable economic conditions. Continued or further recessionary economic conditions may have an adverse impact on our sales volumes, pricing levels and profitability. As domestic and international economic conditions change, trends in discretionary consumer spending also become unpredictable and subject to reductions due to uncertainties about the future. A general reduction in consumer discretionary spending due to a recession in the domestic and international economies, or uncertainties regarding future economic prospects, could have a material adverse effect on our results of operations.

Interest Rate Risk: Exposure to changes in interest rates results primarily from borrowing activities used to fund operations. Committed floating rate credit facilities are used to fund a portion of operations. We believe that probable near-term changes in interest rates would not materially affect financial condition, results of operations or cash flows. The annual impact on interest expense of a one-percentage point interest rate change on the outstanding balance of our variable rate debt as of December 1, 2012 would be approximately $1.3 million or $0.03 per diluted share.

Foreign Exchange Risk: As a result of being a global enterprise, there is exposure to market risks from changes in foreign currency exchange rates, which may adversely affect operating results and financial condition. Approximately 57 percent of net revenue was generated outside of the United States in 2012. Principal foreign currency exposures relate to the Euro, British pound sterling, Canadian dollar, Chinese renminbi, Japanese yen, Australian dollar, Swiss franc, Argentine peso, Brazilian real, Colombian peso, Mexican peso, Turkish lira, Egyptian pound, Indian rupee, and Malaysian ringgit.

Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We enter into cross border transactions through importing and exporting goods to and from different countries and locations. These transactions generate foreign exchange risk as they create assets, liabilities and cash flows in currencies other than the local currency. This also applies to services provided and other cross border agreements among subsidiaries.

We take steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. We do not enter into any speculative positions with regard to derivative instruments.

From a sensitivity analysis viewpoint, based on 2012 financial results and foreign currency balance sheet positions as of December 1, 2012, a hypothetical overall 10 percent change in the U.S. dollar would have resulted in a change in net income of approximately $4.9 million or $0.10 per diluted share.

Raw Materials: The principal raw materials used to manufacture products include resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials. While alternate supplies of most key raw materials are available, unplanned supplier production outages may lead to strained supply-demand situations for several key raw materials such as ethylene and propylene, several polymers and other petroleum derivatives such as waxes.

The purchase of raw materials is our largest expenditure. Our objective is to purchase raw materials that meet both our quality standards and production needs at the lowest total cost. Most raw materials are purchased on the open market or under contracts that limit the frequency but not the magnitude of price increases. In some cases, however, the risk of raw material price changes is managed by strategic sourcing agreements which limit price increases to increases in supplier feedstock costs, while requiring decreases as feedstock costs decline. The leverage of having substitute raw materials approved for use wherever possible is used to minimize the impact of possible price increases.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
H.B. Fuller Company:

We have audited the accompanying consolidated balance sheets of H.B. Fuller Company and subsidiaries as of December 1, 2012 and December 3, 2011, and the related consolidated statements of income, total equity, and cash flows for each of the fiscal years in the three-year period ended December 1, 2012. We also have audited H.B. Fuller Company's internal control over financial reporting as of December 1, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). H.B. Fuller Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control of Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of H.B. Fuller Company and subsidiaries as of December 1, 2012 and December 3, 2011, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 1, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, H.B. Fuller Company maintained, in all material respects, effective internal control over financial reporting as of

December 1, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, MN
January 29, 2013

CONSOLIDATED STATEMENTS OF INCOME
H.B. Fuller Company and Subsidiaries
(In thousands, except per share amounts)

	Fiscal Years		
	December 1, 2012	**December 3, 2011**	**November 27, 2010**
Net revenue	**$ 1,886,239**	$ 1,444,085	$1,256,825
Cost of sales	**(1,368,963)**	(1,040,253)	(898,654)
Gross profit	**517,276**	403,832	358,171
Selling, general and administrative expenses	**(354,735)**	(286,871)	(263,551)
Special charges, net	**(52,467)**	(7,499)	—
Asset impairment charges	**(1,517)**	(332)	(8,785)
Other income (expense), net	**784**	4,101	1,197
Interest expense	**(19,793)**	(10,811)	(10,414)
Income from continuing operations before income taxes and income from equity method investments	**89,548**	102,420	76,618
Income taxes	**(30,479)**	(31,211)	(20,333)
Income from equity method investments	**9,218**	9,006	8,008
Income from continuing operations	**68,287**	80,215	64,293
Income from discontinued operations, net of tax	**57,568**	8,832	6,126
Net income including non-controlling interests	**125,855**	89,047	70,419
Net (income) loss attributable to non-controlling interests	**(233)**	58	458
Net income attributable to H.B. Fuller	**$ 125,622**	$ 89,105	$ 70,877
Earnings per share attributable to H.B. Fuller common stockholders:			
Basic			
Income from continuing operations	**$ 1.37**	$ 1.64	$ 1.33
Income from discontinued operations	**$ 1.16**	$ 0.18	$ 0.13
Basic earnings per share	**$ 2.53**	$ 1.82	$ 1.46
Diluted			
Income from continuing operations	**$ 1.34**	$ 1.61	$ 1.31
Income from discontinued operations	**$ 1.14**	$ 0.18	$ 0.12
Diluted earnings per share	**$ 2.48**	$ 1.79	$ 1.43
Weighted-average common shares outstanding:			
Basic	**49,571**	48,991	48,599
Diluted	**50,618**	49,866	49,608
Dividends declared per common share	**$ 0.330**	$ 0.295	$ 0.278

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
H.B. Fuller Company and Subsidiaries
(In thousands, except share and per share amounts)

	December 1, 2012	December 3, 2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 200,436**	$ 154,649
Trade receivables, net	**320,152**	217,424
Inventories	**208,531**	116,443
Other current assets	**70,225**	55,590
Current assets of discontinued operations	**—**	52,484
Total current assets	**799,344**	596,590
Property, plant and equipment, net	**329,016**	242,587
Goodwill	**254,345**	114,895
Other intangibles, net	**233,355**	126,710
Other assets	**168,395**	130,068
Long-term assets of discontinued operations	**1,865**	16,859
Total assets	**$1,786,320**	$1,227,709
Liabilities, redeemable non-controlling interest and total equity		
Current liabilities:		
Notes payable	**$ 22,613**	$ 28,310
Current maturities of long-term debt	**22,500**	24,375
Trade payables	**163,062**	104,418
Accrued compensation	**71,400**	43,077
Income taxes payable	**24,865**	7,240
Other accrued expenses	**45,605**	24,965
Current liabilities of discontinued operations	**74**	22,600
Total current liabilities	**350,119**	254,985
Long-term debt, excluding current maturities	**475,112**	179,611
Accrued pension liabilities	**105,220**	39,877
Other liabilities	**68,190**	41,028
Long-term liabilities of discontinued operations	**5,000**	2,744
Total liabilities	**1,003,641**	518,245
Commitments and contingencies	**—**	—
Redeemable non-controlling interest	**3,981**	3,887
Equity:		
H.B. Fuller stockholders' equity:		
Preferred stock (no shares outstanding) Shares authorized—10,045,900	**—**	—
Common stock, par value $1.00 per share, Shares authorized—160,000,000, Shares outstanding—49,903,266 and 49,449,579, for 2012 and 2011, respectively	**49,903**	49,450
Additional paid-in capital	**37,965**	23,770
Retained earnings	**830,031**	720,989
Accumulated other comprehensive income (loss)	**(139,626)**	(89,005)
Total H.B. Fuller stockholders' equity	**778,273**	705,204
Non-controlling interests	**425**	373
Total equity	**778,698**	705,577
Total liabilities, redeemable non-controlling interest and total equity	**$1,786,320**	$1,227,709

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF TOTAL EQUITY
H.B. Fuller Company and Subsidiaries
(In thousands)

	H.B. Fuller Company Shareholders					
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
Balance at November 28, 2009	$48,658	$12,309	$589,451	$ (59,064)	$ 2,888	$594,242
Net income including non- controlling interests			70,877		(458)	70,419
Foreign currency translation				(28,666)	26	(28,640)
Defined benefit pension plans adjustment, net of tax of $(1,523)				1,142		1,142
Interest rate swap, net of tax				31		31
Comprehensive Income						42,952
Dividends			(13,732)			(13,732)
Stock option exercises	358	3,592				3,950
Share-based compensation plans other, net	196	6,650				6,846
Tax benefit on share-based compensation plans		509				509
Repurchases of common stock	(18)	(359)				(377)
Balance at November 27, 2010	49,194	22,701	646,596	(86,557)	2,456	634,390
Net income including non-controlling interests			89,105		(58)	89,047
Foreign currency translation				3,382	7	3,389
Defined benefit pension plans adjustment, net of tax of $3,603				(5,872)		(5,872)
Interest rate swap, net of tax				42		42
Comprehensive Income						86,606
Dividends			(14,712)			(14,712)
Stock option exercises	528	7,169				7,697
Share-based compensation plans other, net	122	7,486				7,608
Tax benefit on share-based compensation plans		1,140				1,140
Repurchases of common stock	(394)	(8,116)				(8,510)
Repurchase of non- controlling interest		(6,610)			(1,990)	(8,600)
Redeemable non-controlling interest					(42)	(42)
Balance at December 3, 2011	49,450	23,770	720,989	(89,005)	373	705,577
Net income including non- controlling interests			125,622		233	125,855
Foreign currency translation				(2,985)	28	(2,957)
Defined benefit pension plans adjustment, net of tax of $26,075				(47,283)		(47,283)
Interest rate swaps, net of tax				41		41
Cash-flow hedges, net of tax				(394)		(394)
Comprehensive Income						75,262
Dividends			(16,580)			(16,580)
Stock option exercises	426	6,975				7,401
Share-based compensation plans other, net	181	10,136				10,317
Tax benefit on share-based compensation plans		1,263				1,263
Repurchases of common stock	(154)	(4,179)				(4,333)
Redeemable non-controlling interest					(209)	(209)
Balance at December 1, 2012	**$49,903**	**$37,965**	**$830,031**	**$(139,626)**	**$ 425**	**$778,698**

See accompanying notes to Consolidated Financial Statements.

H.B. FULLER COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Years		
	December 1, 2012	December 3, 2011	November 27, 2010
Cash flows from operating activities from continuing operations:			
Net income including non-controlling interests	**$ 125,855**	$ 89,047	$ 70,419
Income from discontinued operations, net of tax	**(57,568)**	(8,832)	(6,126)
Adjustments to reconcile net income including non-controlling interests to net cash provided by operating activities:			
Depreciation	**38,713**	28,888	27,969
Amortization	**18,703**	10,162	10,839
Deferred income taxes	**(16,820)**	5,740	9,462
Income from equity method investments, net of dividends received	**(4,436)**	(4,482)	(5,569)
Share-based compensation	**9,728**	7,741	6,405
Pension and other postretirement benefit plan contributions	**(9,763)**	(11,851)	(15,100)
Pension and other postretirement benefit plan income (expense)	**1,854**	(1,620)	8,034
Excess tax benefit from share-based compensation	**(1,263)**	(1,140)	(509)
Non-cash charge for the sale of inventories revalued at the date of acquisition	**3,228**	—	—
Asset impairment charges	**1,517**	332	8,785
Change in assets and liabilities, net of effects of acquisitions:			
Trade receivables, net	**(17,341)**	(18,428)	(13,757)
Inventories	**(17,081)**	(11,022)	(4,074)
Other assets	**(4,313)**	(775)	(6,971)
Trade payables	**(4,845)**	8,662	(9,086)
Accrued compensation	**20,950**	(3,387)	2,785
Other accrued expenses	**4,909**	1,652	3,418
Income taxes payable	**15,173**	6,464	2,124
Other liabilities	**3,531**	(2,948)	(10,476)
Other	**(2,090)**	(6,115)	(6,361)
Net cash provided by operating activities from continuing operations	**108,641**	88,088	72,211
Cash flows from investing activities from continuing operations:			
Purchased property, plant and equipment	**(35,913)**	(32,834)	(31,729)
Purchased businesses, net of cash acquired	**(412,606)**	(6,000)	(27,573)
Proceeds from sale of property, plant and equipment	**1,756**	2,542	2,330
Net cash used in investing activities from continuing operations	**(446,763)**	(36,292)	(56,972)
Cash flows from financing activities from continuing operations:			
Proceeds from long-term debt	**584,208**	218,000	345,000
Repayment of long-term debt	**(292,333)**	(240,500)	(329,625)
Net proceeds from (payments on) notes payable	**(5,837)**	1,081	18,566
Dividends paid	**(16,454)**	(14,550)	(13,624)
Proceeds from stock options exercised	**7,401**	7,697	3,950
Excess tax benefit from share-based compensation	**1,263**	1,140	509
Purchased non-controlling interests	**—**	(8,600)	—
Proceeds from issuance of redeemable non-controlling interest	**—**	1,425	—
Repurchases of common stock	**(4,333)**	(8,510)	(377)
Net cash provided by (used in) financing activities from continuing operations	**273,915**	(42,817)	24,399
Effect of exchange rate changes on cash and cash equivalents	**3,656**	1,911	(5,278)
Net change in cash and cash equivalents from continuing operations	**(60,551)**	10,890	34,360
Cash provided by (used in) operating activities of discontinued operations	**(13,893)**	13,452	(962)
Cash provided by (used in) investing activities of discontinued operations, including proceeds from sale of business	**120,231**	(1,470)	(275)
Net change in cash and cash equivalents	**45,787**	22,872	33,123
Cash and cash equivalents at beginning of year	**154,649**	131,777	98,654
Cash and cash equivalents at end of year	**$ 200,436**	$ 154,649	$ 131,777
Supplemental disclosure of cash flow information:			
Dividends paid with company stock	**$ 126**	$ 162	$ 108
Cash paid for interest	**$ 19,967**	$ 13,349	$ 12,095
Cash paid for income taxes	**$ 31,832**	$ 16,607	$ 13,768

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.B. Fuller Company and Subsidiaries
(In thousands, except share and per share amounts)

Note 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business: H.B. Fuller Company and its subsidiaries formulate, manufacture and market adhesives, sealants and other specialty chemical products globally, with sales operations in 40 countries in North America, Europe, Latin America, the Asia Pacific region, India, the Middle East and Africa. Our business is reported in five operating segments: North America Adhesives, Construction Products, EIMEA (Europe, India, Middle East and Africa), Latin America Adhesives and Asia Pacific. Of the 2012 net revenue, North America Adhesives operating segment accounted for 36 percent, Construction Products 8 percent, EIMEA 36 percent, Latin America Adhesives 8 percent and Asia Pacific 12 percent.

The North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments produce and supply industrial and performance adhesives products for applications in various markets, including assembly (appliances, filters, construction, etc.), packaging (food and beverage containers, consumer goods, durable and non-durable goods, etc.), converting (corrugation, tape and label, paper converting, multi-wall bags and sacks, etc.), nonwoven and hygiene (disposable diapers, feminine care, medical garments, tissue and towel, etc.), performance wood (windows, doors, wood flooring, etc.), textile (footwear, sportswear, etc.), flexible packaging, graphic arts and envelope.

The Construction Products operating segment includes products used for tile setting (adhesives, grouts, mortars, sealers, levelers, etc.) and HVAC and insulation applications (duct sealants, weather barriers and fungicidal coatings, block fillers, etc.).

On August 6, 2012 we sold our Central America Paints business for cash proceeds of $118,459 and recorded a gain of $66,179 ($51,060, net of tax). After the sale of our Central America Paints business, we now have five reportable segments: North America Adhesives, Construction Products, EIMEA, Latin America Adhesives and Asia Pacific. Prior periods have been restated for the removal of our Latin America Paints operating segment which is now considered discontinued operations. Corporate expenses, which are fully allocated to each operating segment, have been reallocated to the remaining reportable operating segments.

Principles of Consolidation: The Consolidated Financial Statements include the accounts of H.B. Fuller Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which we exercise significant influence, but which we do not control, are accounted for in the Consolidated Financial Statements under the equity method of accounting. As such, consolidated net income includes our equity portion in current earnings of such companies, after elimination of intercompany profits. Investments in which we do not exercise significant influence (generally less than a 20 percent ownership interest) are accounted for under the cost method.

Our 50 percent ownership in Sekisui-Fuller Company, Ltd., our Japan joint venture, is accounted for under the equity method of accounting as we do not exercise control over the company. For fiscal years 2012 and 2011, this equity method investment exceeded the 10 percent threshold but not the 20 percent threshold test for a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934. As such, summarized financial information as of December 1, 2012 and December 3, 2011for Sekisui-Fuller Company, Ltd. is as follows:

	As of December 1, 2012	As of December 3, 2011
Current assets	$117,597	$117,701
Non-current assets	25,704	28,018
Current liabilities	48,298	53,599
Non-current liabilities	2,653	3,331

	For the year ended December 1, 2012	For the year ended December 3, 2011
Net revenue	$222,589	$217,427
Gross profit	63,596	64,300
Net income	18,436	18,012

Our fiscal year ends on the Saturday closest to November 30. Fiscal year-end dates were December 1, 2012, December 3, 2011 and November 27, 2010 for 2012, 2011 and 2010, respectively. Every five or six years we have a 53rd week in our fiscal year. 2011 was a 53-week year for us.

Use of Estimates: Preparation of the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: For shipments made to customers, title generally passes to the customer when all requirements of the sales arrangement have been completed, which is generally at the time of delivery. Revenue from product sales is recorded when title to the product transfers, no remaining performance obligations exist, the terms of the sale are fixed and collection is probable. Shipping terms include both FOB shipping point and FOB destination. Stated terms in sale agreements also include payment terms and freight terms. Net revenues include shipping revenues as appropriate.

Provisions for sales returns are estimated based on historical experience, and are adjusted for known returns, if material. Customer incentive programs (primarily volume purchase rebates) and arrangements such as cooperative advertising, slotting fees and buy-downs are recorded as a reduction of net revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification ("ASC") 605-50, "Customer Payments and Incentives". Rebates recorded in the Consolidated Statements of Income were $9,707, $14,751 and $18,151 in 2012, 2011 and 2010, respectively.

For certain products, consigned inventory is maintained at customer locations. For these products, revenue is recognized in the period that the inventory is consumed. Sales to distributors also require a distribution agreement or purchase order. As a normal practice, distributors do not have a right of return.

Cost of Sales: Cost of sales includes raw materials, container costs, direct labor, manufacturing overhead, shipping and receiving costs, freight costs, depreciation of manufacturing equipment and other less significant indirect costs related to the production of our products.

Selling, General and Administrative (SG&A) Expenses: SG&A expenses include sales and marketing, research and development, technical and customer service, finance, legal, human resources, general management and similar expenses.

Income Taxes: The income tax provision is computed based on the pre-tax income included in the Consolidated Statements of Income before income from equity method investments. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Enacted statutory tax rates applicable to future years are applied to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances reduce deferred tax assets when it is not more-likely-than-not that a tax benefit will be realized. See Note 9 to Consolidated Financial Statements.

Cash Equivalents: Cash equivalents are highly liquid instruments with an original maturity of three months or less.

Restrictions on Cash: There were no restrictions on cash as of December 1, 2012. There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances to us, except for typical statutory restrictions which prohibit distributions in excess of net capital or similar tests. However, the majority of our cash in non-U.S. locations is considered permanently reinvested.

Trade Receivable and Allowances: Trade receivables are recorded at the invoiced amount and do not bear interest. Allowances are maintained for doubtful accounts, credits related to pricing or quantities shipped and early payment discounts. The allowance for doubtful accounts includes an estimate of future uncollectible receivables based on the aging of the receivable balance and our collection experience. The allowance also includes specific customer accounts when it is probable that the full amount of the receivable will not be collected. Invoices are written off against the allowance when the invoice is 18 months past terms. See Note 4 to Consolidated Financial Statements for more information.

Inventories: Inventories recorded at cost (not in excess of market value) as determined by the last-in, first-out method (LIFO) represent approximately 32 percent of consolidated inventories. During 2012 there was no liquidation of LIFO inventory layers. During 2011 and 2010 reductions in inventory quantities resulted in liquidations of LIFO inventory layers causing an increase in net pre-tax income of $273 and $1,349, respectively. The remaining inventories, which include all non-U.S. operations, are valued at the lower of cost (mainly weighted-average actual cost) or market value.

Investments: Investments with a value of $9,794 represent the cash surrender value of life insurance contracts on December 1, 2012. These assets are held to primarily support supplemental pension plans and are recorded in other assets in the Consolidated Balance Sheets. The corresponding gain or loss associated with these contracts is reported in earnings each period as a component of "Other income (expense), net".

Investments in Equity Securities Carried at Cost: Fair value of cost method investments is assessed according to accounting standards. During 2012, we determined the fair value of one of our cost basis investments was lower than the investment value on our balance sheet based on investor approval of a buy-out offer from the majority shareholder; and, the fair value of another of our cost basis investments was lower than the investment value on our balance sheet based on a recently completed round of additional financing. Since both of these impairments that were considered other than temporary, we recorded non-cash charges associated with these impairments of $1,517. We did not have any impairment of our cost method investments for the years ended December 3, 2011 or November 27, 2010. The book value of the cost method investments as of December 1, 2012 was $2,085 and 3,571 as of December 3, 2011.

Property, Plant and Equipment: Property, plant and equipment are carried at cost and depreciated over the useful lives of the assets using the straight-line method. Estimated useful lives range from 20 to 40 years for buildings and improvements, 3 to 20 years for machinery and equipment, and the shorter of the lease or expected life for leasehold improvements. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed. Upon sale of an asset, the difference between the proceeds and remaining net book value is charged or credited to other income (expense), net on the Consolidated Statements of Income. Expenditures that add value or extend the life of the respective assets are capitalized, while expenditures that are typical recurring repairs and maintenance are expensed as incurred. Interest costs associated with construction and implementation of property, plant and equipment of $151, $114 and $240 were capitalized in 2012, 2011 and 2010, respectively.

Goodwill: We test goodwill for impairment annually during the fourth quarter and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units by comparing the reporting unit's estimated fair value to its carrying amount, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and working capital requirements. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment, and we calculate an implied fair value of goodwill. The implied fair value is calculated as the difference between the fair value of the reporting unit and the fair value of the individual assets and liabilities of the reporting unit, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value. Based on our 2012 annual assessment, we determined that none of our goodwill was impaired.

Intangible Assets: Intangible assets include patents and other intangible assets acquired from independent parties and are amortized on a straight-line basis with estimated useful lives ranging from 3 to 20 years. The straight-line method of amortization of these assets reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period.

Impairment of Long-Lived Assets: Our long-lived assets are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset (asset group) exceeds the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and its eventual disposition. The impairment loss to be recorded would be the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis or other valuation technique. Costs related to internally developed intangible assets are expensed as incurred. See Note 6 to Consolidated Financial Statements for additional information.

Foreign Currency Translation: Assets and liabilities of non-U.S. functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income (loss) in stockholders' equity. Revenues and expenses are translated using average exchange rates during the year. Foreign currency transaction gains and losses are included in other income (expense), net in the Consolidated Statements of Income.

We consider a subsidiary's sales price drivers, currency denomination of sales transactions and inventory purchases to be the primary indicators in determining a foreign subsidiary's functional currency. Our subsidiaries in Latin America and certain European countries have a functional currency different than their local currency. All other foreign subsidiaries, which are located in North America, Europe and Asia, have the same local and functional currency.

Pension and Other Postretirement Benefits: We sponsor defined-benefit pension plans in both the U.S. and non-U.S. entities. Also in the U.S. we sponsor other postretirement plans for health care and life insurance benefits. Expenses and liabilities for the pension plans and other postretirement plans are actuarially calculated. These calculations are based on our assumptions related to the discount rate, expected return on assets, projected salary increases and health care cost trend rates. The discount rate assumption is determined using an actuarial yield curve approach, which enables us to select a discount rate that reflects the characteristics of the plan. The approach identifies a broad universe of corporate bonds that meet the quality and size criteria for the particular plan. We use this approach rather than a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 60 percent equities and 40 percent fixed-income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward-looking observations. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the impact of active management of the plan's assets. Note 11 to the Consolidated Financial Statements includes disclosure of assumptions employed in these measurements for both the non-U.S. and U.S. plans.

During 2010, we made a decision to limit the postemployment benefits coverage to a period of twelve months after active employment ends. The result of this decision was a one-time benefit of $2,534 that was recorded in the SG&A expense line of the Consolidated Statements of Income in 2010.

Asset Retirement Obligations: We recognize asset retirement obligations (AROs) in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. We have recognized a liability related to special handling of asbestos related materials in certain facilities for which we have plans or expectation of plans to undertake a major renovation or demolition project that would require the removal of asbestos or have plans or expectation of plans to exit a facility. In addition, we have determined that we have facilities with some level of asbestos that will require abatement action in the future. Once the probability and timeframe of an action are determined, we apply certain assumptions to determine the related liability and asset. These assumptions include the use of inflation rates, the use of credit adjusted risk-free discount rates and the estimation of costs to handle asbestos related materials. The recorded liability is required to be adjusted for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. The asset retirement obligation liability was $3,623 and $1,400 at December 1, 2012 and December 3, 2011, respectively.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made, or remedial efforts are probable, and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

Share-based Compensation: We have various share-based compensation programs, which provide for equity awards, including stock options and restricted stock. We use the straight-line method to recognize compensation expense associated with share-based awards based on the fair value on the date of grant, net of the estimated forfeiture rate. Expense is recognized over the requisite service period related to each award, which is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early retirement based on the terms of the plan. The fair value of stock options is estimated using the Black-Scholes option pricing model. All of our stock compensation expense is recorded in SG&A expenses in the Consolidated Statements of Income. See Note 3 to the Consolidated Financial Statements for additional information.

Earnings Per Share: Basic earnings per share is calculated by dividing net income attributable to H.B. Fuller by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per share is based upon the weighted-average number of common and common equivalent shares outstanding during the applicable period. The difference between basic and diluted earnings per share is attributable to share-based compensation awards. We use the treasury stock method to calculate the effect of outstanding awards, which computes total employee proceeds as the sum of (a) the amount the employee must pay upon exercise of the award, (b) the amount of unearned share-based compensation costs attributed to future services and (c) the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the award. Share-based compensation awards for which total employee proceeds exceed the average market price over the applicable period have an antidilutive effect on earnings per share, and accordingly, are excluded from the calculation of diluted earnings per share. The computations for basic and diluted earnings per share follows:

(shares in thousands)	2012	2011	2010
Net income attributable to H.B. Fuller	**$125,622**	$89,105	$70,877
Weighted-average common shares—basic	**49,571**	48,991	48,599
Equivalent shares from share-based compensation plans	**1,047**	875	1,009
Weighted-average common and common equivalent shares—diluted	**50,618**	49,866	49,608

Share-based compensation awards for 7,372, 856,593 and 1,209,614 shares for 2012, 2011 and 2010, respectively, were excluded from the diluted earnings per share calculation because they were antidilutive.

Financial Instruments and Derivatives: Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. Derivatives consisted primarily of forward currency contracts used to manage foreign currency denominated assets and liabilities. Because derivative instruments outstanding were not designated as hedges for accounting purposes, the gains and losses related to mark-to-market adjustments were recognized as other income or expense in the income statement during the periods the derivative instruments were outstanding. We do not enter into any speculative positions with regard to derivative instruments. See Note 12 to the Consolidated Financial Statements for further information.

Purchase of Company Common Stock: Under the Minnesota Business Corporation Act, repurchased stock is included in authorized shares, but is not included in shares outstanding. The excess of the repurchase cost over par value is charged to additional paid-in capital. When additional paid-in capital is exhausted, the excess reduces retained earnings. We repurchased 54,289, 48,675 and 17,804 shares of common stock in 2012, 2011 and 2010, respectively, in connection with the statutory minimum for the tax withholdings related to vesting of restricted shares.

On September 30, 2010, the Board of Directors authorized a new share repurchase program of up to $100,000 of our outstanding common shares. During 2012, we repurchased 100,000 shares for $2,999 and during 2011, we repurchased 345,446 shares for $7,491 under this program. See Note 10 to the Consolidated Financial Statements for further information.

Recently Adopted Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". This ASU does not extend the use of fair value but, provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP or IFRS. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The adoption of these amendments did not have a material effect on our Consolidated Financial Statements.

In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment" which amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The adoption of this amendment had no impact on our Consolidated Financial Statements.

In July 2012, the FASB issued ASU No. 2012-02, "Testing Indefinite-Lived Assets for Impairment" which amended the guidance on indefinite-lived intangible asset testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived assets. If, as a result of the qualitative assessment, a company determines that it is more-likely-than-not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after September 15, 2012, which is our fiscal year 2013, but early adoption is permitted. The adoption of this amendment had no impact on our Consolidated Financial Statements.

New Accounting Pronouncements: In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." These updates require entities to present items of net income and other comprehensive income either in a single continuous statement, or in separate, but consecutive, statements of net income and other comprehensive income. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. However, the current option under existing standards to report other comprehensive income and its components in the statement of changes in equity is eliminated. The updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 which is our fiscal year 2013. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our consolidated results of operations or financial condition.

Note 2: Acquisitions and Divestitures

Acquisitions

Engent, Inc.: On September 10, 2012 we acquired the outstanding shares of Engent, Inc., a provider of manufacturing, research and development services to the electronics industry, based in Norcross, Georgia. The acquisition added state-of-the-art development capabilities, testing resources and technical support infrastructure, which increased our capabilities in a wide range of microelectronic assembly technologies. The acquisition was a stock purchase and therefore encompassed all Engent, Inc. business operations and was recorded in our North America Adhesives operating segment.

The purchase price of $7,881was funded through existing cash. We incurred acquisition related costs of approximately $74, which were recorded as selling, general and administrative expenses in the Consolidated Statements of Income.

In addition to the initial consideration, the former owners of the Engent, Inc. business are entitled to receive a series of annual cash payments based on certain financial performance criteria during the period September 10, 2012 through November 28, 2015 up to a maximum additional consideration of $2,000. We used a probability-weighted present value technique based on expected future cash flows to estimate the fair value of the contingent consideration. The resulting fair value of the contingent consideration was $1,200 which was recorded in other liabilities and increased goodwill. Each reporting period we determine the fair value of the contingent consideration liability and any changes in value are reflected in the Consolidated Statements of Income.

Based on valuations we recorded:

Current assets	$ 603
Property, plant and equipment	1,471
Goodwill	5,434
Other intangibles	
Customer relationships	2,300
Noncompetition agreements	400
Trademarks	300
Other assets	325
Current liabilities	(84)
Other liabilities	(1,668)
Contingent consideration liabilities	(1,200)
Total cash paid	$ 7,881

Our expected lives of the acquired intangible assets are as follows: customer relationships 10 years, non-competition agreements 5 years and trademarks 5 years.

Forbo Industrial Adhesives. On March 5, 2012 we completed the acquisition of the global industrial adhesives and synthetic polymers business of Forbo Holding AG. We acquired the Forbo Group subsidiaries that operate the industrial adhesives business and directly purchased certain assets used in the industrial adhesives business that were not owned by the former Forbo Group subsidiaries on a cash-free and debt-free basis. The purchase price was 370,000 Swiss francs or $404,725 at the rate of 1.09385 USD/CHF when the acquisition closed. We financed the acquisition with the proceeds from our March 5, 2012 note purchase agreement under which we agreed to issue $250,000 in 4.12 percent Senior Notes and a $150,000 term loan at an initial interest rate of 1.75 percent.

The Forbo industrial adhesives business acquired is known for the breadth of its product line in all of our core markets, particularly packaging and durable assembly. The acquisition gives us added product technology, people and skills that will enhance the competitiveness of our business. The global industrial adhesives business acquired operated 17 manufacturing facilities in 10 countries and employed more than 1,100 people globally. The acquired business will be integrated into our existing North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments. The integration involves a significant amount of restructuring and capital investment to optimize the new combined operating segments. In addition, in July of 2011 we announced our intentions to take a series of actions in our existing EIMEA operating segment to improve the profitability and future growth prospects of this operating segment. We have combined these two initiatives into a single project which we refer to as the "Business Integration Project". See Note 5 to Consolidated Financial Statements for additional information.

The fair value measurement was preliminary at December 1, 2012, pending resolution of any purchase price adjustments. We expect the fair value measurement process to be completed in the first quarter of 2013. The following table summarizes the fair value measurement of the assets acquired and liabilities assumed as of the date of acquisition:

Current assets	$172,345
Property, plant and equipment	92,443
Goodwill	136,658
Other intangibles	
Developed technology	42,190
Customer relationships	58,910
Trademarks/trade names	21,880
Other	479
Other assets	4,605
Current liabilities	(84,251)
Other liabilities	(40,534)
Total purchase price	$404,725

Our expected lives of the acquired intangible assets are as follows: developed technology between 7 and 12 years, customer relationships between 12 and 13 years, trademarks/trade names 8 years and other 3 years.

Based on fair value measurement of the assets acquired and liabilities assumed, we allocated $136,658 to goodwill for the expected synergies from combining the acquired business with our existing business. The goodwill was assigned to our existing operating segments as presented below.

North America Adhesives	$ 31,563
EIMEA	97,466
Latin America Adhesives	1,584
Asia Pacific	6,045
Total acquired goodwill	$136,658

The amount of goodwill deductible for tax purposes over a five year period is $9,419 and over a fifteen year period is $27,798. The goodwill non-deductible for tax purposes is $99,441.

Our Consolidated Statements of Income for the year ended December 1, 2012 included net revenue of $423,396 from the acquisition.

The following unaudited pro forma information gives effect to the acquisition of the Forbo industrial adhesives business acquired as if the acquisition occurred on November 28, 2010. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the acquisition, supportable and expected to have a continuing impact on combined results. The unaudited pro forma results do not include any anticipated cost savings from operating efficiencies or synergies that could result from the acquisition. Accordingly, the unaudited pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented. The unaudited pro forma information for the years ended December 1, 2012 and December 3, 2011, assuming that the acquisition occurred at the beginning of fiscal 2011, is presented below:

	Fiscal Years	
	December 1, 2012	December 3, 2011
Net revenue	$2,019,103	$2,015,362
Net income from continuing operations	71,946	83,216
Net income attributable to H.B. Fuller	129,281	92,106
Diluted earnings per share from continuing operations	$ 1.42	$ 1.67
Diluted earnings per share	2.55	1.85

Liquamelt Corp.: On April 15, 2011 we acquired the principal assets and certain liabilities of Liquamelt Corp., a manufacturer and marketer of adhesives and a unique adhesive dispensing system. Liquamelt Corp. was based in Lorain, Ohio. This innovative adhesive system delivers room temperature liquid adhesive to the point of application where it is activated and dispensed. It rapidly forms strong bonds over a wide variety of substrates.

The purchase price of $6,000 was funded through existing cash. Under the terms of the agreement, the assets acquired included trade receivables, inventory, equipment and intangible assets. We assumed a small trade payables balance, but no debt was assumed. We also incurred acquisition related costs of approximately $118, which were recorded as selling, general and administrative expenses in the Consolidated Statements of Income. The acquisition was recorded in our North America Adhesives operating segment.

In addition to the initial consideration, the former owners of the Liquamelt business, are entitled to receive a series of semi-annual cash payments based on certain financial performance criteria during the period April 15, 2011 through November 26, 2016 up to a maximum additional consideration of $7,000. We used a present value technique based on expected future cash flows to estimate the fair value of the contingent consideration. The initial fair value of the contingent consideration was $1,919 which was recorded in long-term liabilities and increased goodwill. Each reporting period we determine the fair value of the contingent consideration liability and any changes in value are recognized as SG&A expenses in the Consolidated Statements of Income. We have reduced the fair value of the contingent consideration liability to $449 as of December 1, 2012.

Divestitures

Central America Paints. On May 7, 2012 we agreed to sell our Central America Paints business to Compania Global de Pinturas S.A., a company of Inversiones Mundial S.A. The sale was completed on August 6, 2012. Cash proceeds of $118,459 included the $120,000 sales price net of a purchase price adjustment of $1,541 for cash in excess of target cash, a working capital adjustment to target and cash settlement of other balance sheet adjustments. The cash proceeds included settlement of our intercompany debt in the amount of $25,325. As part of this transaction, we recorded a gain of $66,179 ($51,060 net of tax) which is net of direct external costs to sell of $4,875 and a deferred gain of $5,000 ($3,135, net of tax), because a portion of the cash proceeds was determined to be contingent consideration, pending resolution of purchase agreement contingencies which we expect to be resolved in early 2014. The contingent consideration was valued at fair value based on level 3 inputs and is included in long-term liabilities of discontinued operations in the Consolidated Balance Sheets.

In accordance with ASC 205-20, "Discontinued Operations" we have classified the results of this business as discontinued operations. The operational results of this business are presented in the "Income from discontinued operations, net of tax" line item on the Consolidated Statements of Income. Also in accordance with ASC 205-20, we have not allocated general corporate charges to this business. The assets and liabilities of this business are presented on the Consolidated Balance Sheets as assets and liabilities of discontinued operations.

Revenue and income from discontinued operations for the years ended December 1, 2012, December 3, 2011 and November 27, 2010 were as follows:

	Fiscal Years		
	December 1, 2012	December 3, 2011	November 27, 2010
Net revenue	**$ 73,143**	$113,466	$99,336
Income from operations	**8,235**	12,572	11,100
Gain on sale of discontinued operations	**66,179**	—	—
Income taxes	**(16,846)**	(3,740)	(4,974)
Net income from discontinued operations	**$ 57,568**	$ 8,832	$ 6,126

Income taxes for the year ended December 1, 2012 included $15,119 of tax expense related to the gain on the sale of discontinued operations.

The major classes of assets and liabilities of discontinued operations as of December 1, 2012 and December 3, 2011 were as follows:

	December 1, 2012	December 3, 2011
Cash and cash equivalents	**$ —**	$ 1,500
Trade receivables, net	**—**	26,852
Inventories	**—**	19,549
Other current assets	**—**	4,583
Current assets of discontinued operations	**—**	52,484
Property, plant and equipment, net	**—**	13,296
Other assets	**1,865**	3,563
Long-term assets of discontinued operations	**1,865**	16,859
Trade payables	**74**	11,936
Income taxes payable	**—**	4,567
Other accrued expenses	**—**	6,097
Current liabilities of discontinued operations	**74**	22,600
Accrued pension liabilities	**—**	1,288
Other liabilities	**5,000**	1,456
Long-term liabilities of discontinued operations	**5,000**	2,744

Note 3: Accounting for Share-Based Compensation

Overview: We have various share-based compensation programs, which provide for equity awards including stock options, restricted stock and deferred compensation. These equity awards fall under several plans and are described below.

Share-based Compensation Plans: We currently grant stock options, restricted stock and stock-based units under equity compensation and deferred compensation plans.

Non-qualified stock options are granted to officers and key employees at prices not less than fair market value at the date of grant. These non-qualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent or 33.3 percent and generally have a contractual term of 10 years. Options exercised represent newly issued shares.

Restricted stock awards are nonvested stock-based awards that may include grants of restricted stock shares or restricted stock units. Restricted stock awards are independent of option grants and are subject to forfeiture if employment terminates prior to the release of the restrictions. Such awards generally vest in three years from the date of grant or 33.3 percent per year for three years, depending on the grant. During the vesting period, ownership of the shares cannot be transferred.

Restricted stock shares granted represent newly issued shares and have the same cash dividend and voting rights as other common stock and are considered to be currently issued and outstanding. The cash dividends on restricted stock shares are forfeitable.

Restricted stock units have dividend equivalent rights equal to the cash dividend paid on restricted stock shares. However, restricted stock units do not have voting rights of common stock and are not considered issued and outstanding upon grant. Restricted stock units become newly issued shares when vested. The dividend equivalent rights for restricted stock units are forfeitable.

We expense the cost, which is the grant date fair market value, of both the restricted stock shares and the restricted stock units ratably over the period during which the restrictions lapse. The grant date fair value is our closing stock price on the date of grant.

Directors' Deferred Compensation Plan: This plan allows non-employee directors to defer all or a portion of their retainer and meeting fees in a number of investment choices, including units representing shares of our common stock. We provide a 10 percent match on deferred compensation invested in these units. These units are required to be paid out in our common stock.

2009 Directors' Stock Incentive Plan: This plan permits granting of (a) shares for amounts non-employee directors defer under the Directors' Deferred Compensation Plan and (b) discretionary grants of restricted stock, stock options, stock appreciation rights, performance awards and other stock awards.

Year 2000 Stock Incentive Plan: This plan allows for granting of awards to employees. The plan permits granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock awards; (d) performance awards; (e) dividend equivalents; and (f) other awards based on our common stock, including shares for amounts employees deferred under the Key Employee Deferred Compensation Plan.

Key Employee Deferred Compensation Plan: This plan allows key employees to defer a portion of their eligible compensation in a number of investment choices, including units representing shares of company common stock. We provide a 10 percent match on deferred compensation invested in these units.

Grant-Date Fair Value: We use the Black-Scholes option-pricing model to calculate the grant-date fair value of stock option awards. The fair value of options granted during 2012, 2011 and 2010 were calculated using the following assumptions:

	2012	2011	2010
Expected life (in years)	**4.75**	4.75	5
Weighted-average expected volatility	**51.60%**	52.13%	50.88%
Expected volatility range	**48.79% - 51.76%**	50.45% - 52.30%	50.80% - 51.60%
Risk-free interest rate	**0.71%**	1.87%	2.07%
Expected dividend yield	**1.05%**	1.31%	1.35%
Weighted-average fair value of grants	**$ 11.52**	$ 9.10	$ 8.49

Expected life—We use historical employee exercise and option expiration data to estimate the expected life assumption for the Black-Scholes grant-date valuation. We believe that this historical data is currently the best estimate of the expected term of a new option. We use a weighted-average expected life for all awards.

Expected volatility—Volatility is calculated using our stock's historical volatility for the same period of time as the expected life. We have no reason to believe that its future volatility will differ from the past.

Risk-free interest rate—The rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the same period of time as the expected life.

Expected dividend yield—The calculation is based on the total expected annual dividend payout divided by the average stock price.

Expense

We use the straight-line attribution method to recognize expense for all option awards with graded vesting and restricted stock awards with graded and cliff vesting. Expense is recognized over the requisite service period, which for us is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early vesting based on the terms of the plans.

Total share-based compensation expense was $9,728, $7,741 and $6,405 for 2012, 2011 and 2010, respectively. No share-based compensation was capitalized. All share-based compensation was recorded as selling, general and administrative expense.

The benefits of tax deductions in excess of recognized compensation costs (excess tax benefits) are recorded as a financing cash inflow rather than a deduction of taxes paid. For 2012, 2011 and 2010, there was $1,263, $1,140 and $509 of excess tax benefit recognized resulting from share-based compensation cost, respectively. Our additional paid in capital pool ("APIC Pool") of excess tax benefits available to absorb tax deficiencies was $12,826 at December 1, 2012 due to exercises of stock options, vesting of restricted stock and deferred compensation payouts in the year.

As of December 1, 2012, $6,096 of unrecognized compensation costs related to unvested stock option awards is expected to be recognized over a weighted-average period of 1.4 years. Unrecognized compensation costs related to unvested restricted stock awards are $5,657 as of December 1, 2012 and are expected to be recognized over a weighted-average period of 0.9 years.

Share-based Activity

The option activity for the years ended December 1, 2012 and December 3, 2011 is summarized below:

	Options	Weighted-Average Exercise Price
Outstanding at November 27, 2010	2,820,468	$18.25
Granted	535,873	22.11
Exercised	(538,709)	14.75
Forfeited or cancelled	(394,266)	21.87
Outstanding at December 3, 2011	2,423,366	$19.29
Granted	548,449	28.75
Exercised	(430,000)	17.42
Forfeited or cancelled	(112,065)	22.03
Outstanding at December 1, 2012	2,429,750	$21.63

The fair value of options granted during 2012, 2011 and 2010 was $6,318, $4,878 and $5,327, respectively. Total intrinsic value of options exercised during 2012, 2011 and 2010 was $5,191, $4,231 and $3,542, respectively. Intrinsic value is the difference between our closing stock price on the respective trading day and the exercise price, multiplied by the number of options exercised. Proceeds received from option exercises during the year ended December 1, 2012 were $7,401.

The nonvested restricted stock activity for the years ended December 1, 2012 and December 3, 2011, is summarized below:

	Units	Shares	Total	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (in Years)
Nonvested at November 28, 2010	111,940	365,829	477,769	$19.17	1.7
Granted	82,492	145,038	227,530	22.38	2.2
Vested	(54,392)	(148,951)	(203,343)	21.87	—
Forfeited	(12,923)	(90,154)	(103,077)	18.59	1.1
Nonvested at December 3, 2011	127,117	271,762	398,879	$23.18	1.0
Granted	88,536	128,427	216,963	28.64	2.2
Vested	(52,788)	(134,810)	(187,598)	24.66	—
Forfeited	(21,681)	(20,148)	(41,829)	24.78	1.6
Nonvested at December 1, 2012	141,184	245,231	386,415	$25.41	0.9

Total fair value of restricted stock vested during 2012, 2011, and 2010 was $4,626, $4,447 and $1,441, respectively. The total fair value of nonvested restricted stock at December 1, 2012 was $9,820.

We repurchased 54,289, 48,675 and 17,804 restricted stock shares during 2012, 2011 and 2010, respectively, in conjunction with restricted stock share vestings. The repurchases relate to statutory minimum tax withholding.

Deferred compensation units are fully vested at the date of contribution. The deferred compensation units outstanding for the years ended December 1, 2012 and December 3, 2011 is summarized below:

	Non-employee Directors	Employees	Total
Units outstanding November 27, 2010	277,345	88,798	366,143
Participant contributions	21,406	3,457	24,863
Company match contributions[1]	22,996	649	23,645
Payouts	(7,187)	(15,631)	(22,818)
Units outstanding December 3, 2011	314,560	77,273	391,833
Participant contributions	15,836	3,215	19,051
Company match contributions[1]	20,414	599	21,013
Payouts	(12,041)	(12,425)	(24,466)
Units outstanding December 1, 2012	338,769	68,662	407,431

[1] The non-employee directors' company match includes 18,030 and 19,452 deferred compensation units paid as discretionary awards to all non-employee directors in 2012 and 2011, respectively.

The fair value of non-employee directors company matches for 2012, 2011 and 2010 was $78, $78 and $66, respectively. The fair value of the non-employee directors' discretionary award was $560 for 2012 and $490 for 2011 and 2010. The fair value of employee company matches was $14 for 2012 and $14 for 2011 and $15 for 2010.

Note 4: Supplemental Financial Statement Information

Statement of Income Information

Additional details of income statement amounts for 2012, 2011 and 2010 follow.

Other income (expense), net	2012	2011	2010
Foreign currency transaction losses, net	**$ (1,204)**	$ (1,488)	$ (136)
Interest income	**1,731**	2,265	879
Gain on disposal of fixed assets	**555**	1,736	562
Other, net	**(298)**	1,588	(108)
Total other income (expense), net	**$ 784**	$ 4,101	$ 1,197
Research and development expenses (included in selling, general and administrative expenses)	**$21,254**	$20,751	$19,105

Balance Sheet Information

Additional details of balance sheet amounts as of December 3, 2012 and December 1, 2011 follow.

Inventories:	2012	2011
Raw materials	**$ 110,820**	$ 63,895
Finished goods	**119,123**	75,430
LIFO reserve	**(21,412)**	(22,882)
Total inventories	**$ 208,531**	$ 116,443

Other current assets:	2012	2011
Other receivables	**$ 13,127**	$ 11,858
Prepaid income taxes	**6,674**	14,203
Deferred income taxes	**15,804**	7,051
Prepaid expenses	**32,573**	22,478
Assets held for sale	**2,047**	—
Total other current assets	**$ 70,225**	$ 55,590

Property, plant and equipment:	2012	2011
Land	**$ 59,102**	$ 43,291
Buildings and improvements	**260,328**	223,783
Machinery and equipment	**567,145**	512,087
Construction in progress	**21,145**	13,383
Total, at cost	**907,720**	792,544
Accumulated depreciation	**(578,704)**	(549,957)
Net property, plant and equipment	**$ 329,016**	$ 242,587

Other assets:	2012	2011
Investments and company owned life insurance	**$ 13,192**	$ 14,180
Equity method investments	**45,259**	40,823
Cost method investments	**2,085**	3,571
Long-term deferred income taxes	**83,717**	51,104
Prepaid pension costs	**328**	4,093
Other long-term assets	**23,814**	16,297
Total other assets	**$ 168,395**	$ 130,068

Income taxes payable:	**2012**	**2011**
Current income taxes payable	**$23,679**	$ 6,186
Current deferred income taxes	**1,186**	1,054
Total income taxes payable	**$24,865**	$ 7,240

Other accrued expenses:		
Taxes other than income taxes	**$12,195**	$ 6,253
Interest	**4,617**	2,357
Product liability	**3,172**	1,058
Accrued expenses	**25,621**	15,297
Total other accrued expenses	**$45,605**	$24,965

Other liabilities:		
Asset retirement obligation	**$ 3,623**	$ 1,400
Long-term deferred income taxes	**23,757**	8,534
Long-term deferred compensation	**4,294**	4,419
Long-term involuntary termination benefits	**3,337**	—
Postretirement other than pension	**20,307**	16,129
Other long-term liabilities	**12,872**	10,546
Total other liabilities	**$68,190**	$41,028

Additional details on the trade receivables allowance for 2012, 2011 and 2010 follow.

	2012	**2011**	**2010**
Balance at beginning of year	**$4,272**	$ 5,507	$ 6,557
Charged to expenses	**3,680**	925	1,118
Write-offs/adjustments	**(368)**	(2,187)	(1,917)
Effect of exchange rates	**(71)**	27	(251)
Balance at end of year	**$7,513**	$ 4,272	$ 5,507

Statement of Total Equity Information

Components of accumulated other comprehensive income (loss) follow.

	December 1, 2012		
	Total	**H.B. Fuller Stockholders**	**Non-controlling Interests**
Foreign currency translation adjustment	**$ 50,802**	**$ 50,754**	**$ 48**
Interest rate swap, net of taxes of $52	**(135)**	**(135)**	**—**
Cash-flow hedges, net of taxes of $248	**(394)**	**(394)**	**—**
Defined benefit pension plans adjustment, net of taxes of $103,661	**(189,851)**	**(189,851)**	**—**
Total accumulated other comprehensive income (loss)	**$(139,578)**	**$(139,626)**	**$ 48**

	December 3, 2011		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ 53,759	$ 53,739	$ 20
Interest rate swap, net of taxes of $68	(176)	(176)	—
Defined benefit pension plans adjustment, net of taxes of $77,586	(142,568)	(142,568)	—
Total accumulated other comprehensive income (loss)	$ (88,985)	$ (89,005)	$ 20

	November 27, 2010		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ 50,370	$ 50,357	$ 13
Interest rate swap, net of taxes of $84	(218)	(218)	—
Defined benefit pension plans adjustment net of taxes of $73,983	(136,696)	(136,696)	—
Total accumulated other comprehensive income (loss)	$ (86,544)	$ (86,557)	$ 13

Note 5: Special Charges, net

We completed the acquisition of the Forbo industrial adhesives business on March 5, 2012. The integration of this business will involve a significant amount of restructuring and capital investment to optimize the new combined entity. In addition, in July of 2011 we announced our intentions to take a series of actions in our existing EIMEA operating segment to improve the profitability and future growth prospects of this operating segment. We have combined these two initiatives into a single project which we refer to as the "Business Integration Project". During the years ended December 1, 2012 and December 3, 2011, we incurred special charges, net of $52,467 and $7,499, respectively, for costs related to the Business Integration Project.

The following table provides detail of special charges, net:

	Fiscal Years	
	2012	2011
Acquisition and transformation related costs:		
Professional services	**$ 24,647**	$4,410
Financing availability costs	**4,300**	—
Foreign currency option contract	**841**	3,089
Gain on foreign currency forward contracts	**(11,621)**	—
Other related costs	**2,010**	—
Restructuring costs:		
Workforce reduction costs	**28,087**	—
Facility exit costs	**4,203**	—
Special charges, net	**$ 52,467**	$7,499

Acquisition and transformation related costs of $24,647 for the year ended December 1, 2012 include costs related to organization consulting, investment advisory, financial advisory, legal and valuation services necessary to acquire and integrate the Forbo industrial adhesives business into our existing operating segments. For the year ended December 1, 2012, we also incurred other costs related to the acquisition of the Forbo industrial adhesives business including an expense of $4,300 to make a bridge loan available if needed and an expense of $841 related to the purchase of a foreign currency option to hedge a portion of the acquisition purchase price. For the year ended December 3, 2011, we incurred acquisition and transformation related costs of $4,410 for investment advisory, financial advisory, legal and valuation services necessary to acquire the Forbo industrial adhesives business and an expense of $3,089 related to the purchase of a foreign currency option to hedge a portion of the acquisition purchase price.

During the first quarter of 2012, we entered into forward currency contracts maturing on March 5, 2012 to purchase 370,000 Swiss francs at a blended forward rate of 1.06245 USD/CHF. Our objective was to economically hedge the purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group after the price was established. The currency contracts were not designated as hedges for accounting purposes. When the acquisition closed on March 5, 2012, the forward currency contracts were settled at a rate of 1.09385 USD/CHF. For the year ended December 1, 2012, the net gain on the forward currency contracts was $11,621 which partially offset other acquisition and transformation related costs.

During 2012, we incurred workforce reduction costs of $28,087, cash facility exit costs of $1,033, non-cash facility exit costs of $3,170 and other costs of $2,010 related to the Business Integration Project.

For the year ended December 1, 2012, the activity in accrued restructuring costs associated with the Business Integration Project is as follows:

	Workforce Reduction Costs
Balance at December 3, 2011	$ —
Restructuring charges	28,087
Cash payments	(5,308)
Foreign currency translation adjustment	(2,931)
Balance at December 1, 2012	$19,848

Of the $19,848 in accrued restructuring costs at December 1, 2012, $16,511 was included in accrued compensation and $3,337 was included in other liabilities on our Consolidated Balance Sheets as this portion is not expected to be paid within the next year. In Europe, the accrued restructuring charges included statutory minimum amounts for two sites for which final agreements have not been reached with the works councils as well as amounts being accrued ratably for three sites in which works council agreements have been reached. At the communication date to employees, final termination benefits will be measured and will be recognized ratably over the service period employees are required to work to be eligible for termination benefits. In North America and Asia, the benefits were accrued based primarily on the formal severance plans in place for the various locations. The restructuring costs are not allocated to our operating segments. See Note 15 to Consolidated Financial Statements.

Note 6: Impairment of Long-Lived Assets

In 2011 we discontinued production of the polymers used in certain resin products that had been produced in our EIMEA operating segment. As a result, we performed an impairment test on the trademarks and trade names used in resin products. In accordance with accounting standards, we calculated the fair value using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charge of $332.

In 2010 we exited our polysulfide-based insulating glass product line in Europe. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8,785 to write-down the value of intangible assets.

Note 7: Goodwill and Other Intangible Assets

The operating segment goodwill balances as of December 1, 2012 and December 3, 2011, follow. Changes in the goodwill balances relate to changes in allocations, foreign currency exchange rates and activity from acquisitions. See Note 2 to the Consolidated Financial Statements for more information on acquisitions.

	2012	2011
North America Adhesives	**$ 58,722**	$ 27,476
Construction Products	**13,337**	13,337
EIMEA	**147,318**	47,871
Latin America Adhesives	**7,464**	5,481
Asia Pacific	**27,504**	20,730
Total	**$254,345**	$114,895

Additional details on the goodwill balance for 2012 and 2011 follow.

	2012	2011
Balance at beginning of year	**$114,895**	$108,970
Engent, Inc. acquisition (Note 2)	**5,434**	—
Forbo Industrial Adhesives (Note 2)	**136,658**	—
Liquamelt Corp. acquisition (Note 2)	**—**	4,882
Currency effect	**(2,642)**	1,043
Balance at end of year	**$254,345**	$114,895

In accordance with accounting standards, we test each of our reporting units for goodwill impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. In the fourth quarter of 2012, we conducted the required annual test of goodwill for impairment. We performed the goodwill impairment analysis on our reporting units by using a discount rate at the high end of our range. There were no indications of impairment in any of our reporting units.

In the North America Adhesives and EIMEA reporting units, the calculated fair value substantially exceeded the carrying value of the net assets. The calculated fair values of the Construction Products, Latin America Adhesives and Asia Pacific reporting units exceeded their carrying value by approximately 26 percent, 28 percent and 68 percent, respectively. In all three of these reporting units, the calculated fair value exceeded the carrying value by a reasonable margin.

See Note 1 to the Consolidated Financial Statements for further information of our impairment analysis.

Balances of amortizable identifiable intangible assets, excluding goodwill and other non-amortizable intangible assets, follow:

Amortizable Intangible Assets	Purchased Technology & Patents	Customer Relationships	All Other	Total
As of December 1, 2012				
Original cost	**$43,304**	**$226,478**	**$ 42,838**	**$312,620**
Accumulated amortization	**(5,924)**	**(62,727)**	**(11,170)**	**(79,821)**
Net identifiable intangibles	**$37,380**	**$163,751**	**$ 31,668**	**$232,799**
Weighted-average useful lives (in years)	**11**	**17**	**13**	**16**
As of December 3, 2011				
Original cost	$10,860	$159,351	$ 17,262	$187,473
Accumulated amortization	(2,932)	(50,986)	(7,429)	(61,347)
Net identifiable intangibles	$ 7,928	$108,365	$ 9,833	$126,126
Weighted-average useful lives (in years)	12	19	15	18

Amortization expense with respect to amortizable intangible assets was $18,703, $10,162 and $10,839 in 2012, 2011 and 2010, respectively.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets for the next five fiscal years follows:

Fiscal Year	2013	2014	2015	2016	2017	Thereafter
Amortization Expense	$20,738	$20,644	$20,302	$20,130	$20,116	$130,869

The above amortization expense forecast is an estimate. Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, potential impairment, accelerated amortization, or other events.

Non-amortizable intangible assets at December 1, 2012 and December 3, 2011 totaling $556 and $584, respectively, relate to the trademarks and trade names. The change in non-amortizable assets in 2012 compared to 2011 was due to changes in currency exchange rates.

Note 8: Notes Payable, Long-Term Debt and Lines of Credit

Notes Payable: Notes payable were $22,613 at December 1, 2012. This amount represents various other short-term borrowings that were not part of committed lines. The weighted-average interest rates on short-term borrowings were 11.3 percent, 11.3 percent and 8.6 percent in 2012, 2011 and 2010, respectively. Fair values of these short-term obligations approximate their carrying values due to their short maturity. There were no funds drawn from the short-term committed lines at December 1, 2012.

Long-Term Debt

Long-Term Debt	Weighted-Average Interest Rate at December 1, 2012	Fiscal Year Maturity Date	2012	2011
Revolving credit line	1.50%	2017	$ —	$ —
Term Loan A	0.88%	2013	**22,500**	46,875
Term Loan B	1.72%	2017	**66,250**	—
Senior Notes, Series A[1]	2.11%	2017	**18,646**	18,403
Senior Notes, Series B[2]	1.99%	2017	**36,454**	35,948
Senior Notes, Series C[3]	3.25%	2020	**38,762**	37,760
Senior Notes, Series D[4]	5.61%	2020	**65,000**	65,000
Senior Notes, Series E[5]	4.12%	2022	**250,000**	—
Total debt			**497,612**	203,986
Less: current maturities			**(22,500)**	(24,375)
Total long-term debt, excluding current maturities			**$475,112**	$179,611

On December 16, 2009, we entered into a note purchase agreement under which we agreed to issue $150,000 in aggregate principal amount of senior unsecured notes to a group of private investors. The $150,000 was split into four non-amortizing tranches, Series A-D. On March 5, 2012, we entered into a note purchase agreement under which we agreed to issue $250,000 in aggregate principal amount of senior unsecured notes to a group of private investors. The $250,000 is a non-amortizing tranche, Series E. Additional details are provided below:

1 Senior Notes, Series A, due December 16, 2016, $17,000 5.13 percent, swapped to a variable rate of 6- month LIBOR (in arrears) plus 1.59 percent

2 Senior Notes, Series B, due February 24, 2017, $33,000 5.13 percent fixed, swapped to a variable rate of 6-month LIBOR (in arrears) plus 1.47 percent

3 Senior Notes, Series C, due December 16, 2019, $35,000 5.61 percent fixed, $25,000 swapped to a variable rate of 6-month LIBOR (in arrears) plus 1.78 percent

4 Senior Notes, Series D, due February 24, 2020, $65,000 5.61 percent fixed

5 Senior Notes, Series E, due March 5, 2022, $250,000 4.12 percent fixed

On March 5, 2012, we entered into a credit agreement with a consortium of financial institutions under which we established a $200,000 multi-currency revolving credit facility and a $150,000 term loan (term loan B) that we can use to repay existing indebtedness, finance working capital needs, and for general corporate purposes. Interest on the revolving credit facility is payable at the LIBOR plus 1.275 percent. A facility fee of 0.225 percent is payable quarterly. The interest rate on term loan B is payable at the LIBOR rate plus 1.50 percent. The interest rates and the facility fee are based on a rating grid. The credit agreement replaced our existing revolving credit facilities and expires on March 5, 2017.

Long-term debt had an estimated fair value of $562,010 and $214,418 as of December 1, 2012 and December 3, 2011, respectively. The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered for debt of similar maturities. The estimated fair value of these long-term obligations is not necessarily indicative of the amount that would be realized in a current market exchange.

Lines of Credit

As of December 1, 2012, lines of credit were as follows:

Term	Committed	Drawn	Unused
Long-term lines of credit	$200,000	$0	$200,000

A revolving credit agreement with a consortium of financial institutions accounted for the entire committed lines of credit. The credit agreement creates an unsecured multi-currency revolving credit facility that can be drawn upon for general corporate purposes up to a maximum of $200,000. The credit agreement expires on March 5, 2017.

The most restrictive debt covenants place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage and maximum debt to trailing twelve months EBITDA requirements. In addition, we cannot be a member of any "consolidated group" for income tax purposes other than with our subsidiaries. At December 1, 2012 all financial covenants were met.

Maturities of long-term debt for the next five fiscal years follow:

Fiscal Year	2013	2014	2015	2016	2017	Thereafter
Long-term debt obligations	$22,500	$0	$0	$0	$121,350	$353,762

Note 9: Income Taxes

Income from continuing operations before income taxes and income from equity method investments	2012	2011	2010
United States	**$ 69,287**	$ 48,782	$50,271
Non-U.S.	**20,261**	53,638	26,347
Total	**$ 89,548**	$102,420	$76,618

Components of the provision for income tax expense (benefit)	2012	2011	2010
Current:			
U.S. federal	**$ 25,637**	$ 6,286	$ 3,678
State	**2,663**	1,191	(586)
Non-U.S.	**18,999**	17,994	7,779
	47,299	25,471	10,871
Deferred:			
U.S. federal	**(12,314)**	7,515	9,345
State	**(398)**	676	811
Non-U.S.	**(4,108)**	(2,451)	(694)
	(16,820)	5,740	9,462
Total	**$ 30,479**	$ 31,211	$20,333

Reconciliation of effective income tax	2012	2011	2010
Statutory U.S. federal income tax rate	**$ 31,342**	$ 35,847	$26,816
State income taxes, net of federal benefit	**1,472**	1,202	1,486
Foreign dividend repatriation	**(9,004)**	(536)	—
Foreign operations	**(7,911)**	(3,028)	(4,265)
Interest income not taxable in the U.S.	**(1,802)**	(1,784)	(2,402)
Reduction in unrecognized tax benefits	**—**	—	(3,231)
Change in valuation allowance	**5,502**	—	615
Tax impact of special charges, net	**10,209**	—	—
Other	**671**	(490)	1,314
Total	**$ 30,479**	$ 31,211	$20,333

Deferred income tax balances at each year-end related to	2012	2011
Depreciation and amortization	**$(32,731)**	$ (8,829)
Employee benefit costs	**71,100**	39,917
Foreign tax credit carryforward	**13,510**	2,259
Tax loss carryforwards	**12,355**	9,641
Other	**22,669**	9,316
	86,903	52,304
Valuation allowance	**(12,325)**	(3,737)
Net deferred tax assets	**$ 74,578**	$48,567

The difference between the change in the deferred tax assets in the balance sheet and the deferred tax provision is primarily due to the defined benefit pension adjustments.

Valuation allowances principally relate to foreign net operating loss carryforwards where the future potential benefits do not meet the more-likely-than-not realization test. The increase in the valuation allowance of $8,588 during 2012 is primarily due to recording a valuation allowance on deferred tax assets in one of our legacy non-U.S. entities, as well as some of our purchased non-U.S. entities, that do not meet the more-likely-than-not realization test.

Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those deferred tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized. We believe it is more-likely-than-not that forecasted income, together with the tax effects of the deferred tax liabilities and tax planning strategies, will be sufficient to fully recover the net deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

U.S. income taxes have not been provided on approximately $388,540 undistributed earnings of non-U.S. subsidiaries. We intend to indefinitely reinvest these undistributed earnings. In the event these earnings are later distributed to the U.S., such distributions would likely result in additional U.S. tax that may be offset, at least in part by associated foreign tax credits.

While non-U.S. operations have been profitable overall, there are cumulative tax losses of $40,027 in twenty different countries. These tax losses can be carried forward to offset the income tax liabilities on future income in these countries. Cumulative tax losses of $24,894 can be carried forward indefinitely, while the remaining $15,133 of tax losses must be utilized during 2013 to 2020.

The U.S. has a foreign tax credit carryforward of $13,510 which will expire between 2019 and 2022.

The table below sets forth the changes to our gross unrecognized tax benefit as a result of uncertain tax positions, excluding accrued interest, for fiscal year ended December 1, 2012. We do not anticipate that the total unrecognized tax benefits will change significantly within the next twelve months.

	2012
Balance at beginning of year	$ 5,584
Tax positions related to the current year:	
Additions	1,215
Tax positions related to prior years:	
Additions	297
Reductions	(1,844)
Settlements	(67)
Lapses in applicable statutes of limitation	(299)
Balance at end of year	$ 4,886

Included in the balance of unrecognized tax benefits as of December 1, 2012, are potential benefits of $4,310 that, if recognized, would affect the effective tax rate.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For the fiscal year ended December 1, 2012, we recognized a net expense for interest and penalties of $25 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $666 as of December 1, 2012. For the fiscal year ended December 3, 2011, we recognized net benefit for interest and penalties of $400 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $709 as of December 3, 2011.

We are subject to U.S. federal income tax as well as income tax in numerous state and foreign jurisdictions. We are no longer subject to U.S. federal tax examination for years prior to 2008 or Swiss income tax examination for years prior to 2008. There have been no Swiss income tax examinations for 2008 and subsequent years. We are in various stages of examination and appeal in several state and other foreign jurisdictions. Although the final outcomes of these examinations cannot currently be determined, we believe that we have adequate reserves with respect to these examinations.

Note 10: Stockholders' Equity

Preferred Stock: The board of directors is authorized to issue up to 10,045,900 shares of preferred stock that may be issued in one or more series and with such stated value and terms as the board of directors may determine.

Common Stock: There were 160,000,000 shares of common stock with a par value of $1.00 authorized and 49,903,266 and 49,449,579 shares issued and outstanding at December 1, 2012 and December 3, 2011, respectively. Dividends of $0.330, $0.295 and $0.278 per share were declared and paid in 2012, 2011 and 2010, respectively.

On September 30, 2010, the Board of Directors authorized a new share repurchase program of up to $100,000 of our outstanding common shares. Under the program, we are authorized to repurchase shares for cash on the open market, from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases is dependent on price, market conditions and applicable regulatory requirements. Upon repurchase of the shares, we reduce our common stock for the par value of the shares with the excess being applied against additional paid-in capital. During 2012, we repurchased 100,000 shares for $2,999 and during 2011, we repurchased 345,446 shares for $7,491 under this program.

Common Shares Outstanding	2012	2011	2010
Beginning balance	49,449,579	49,194,251	48,657,618
Stock options exercised	430,000	538,709	358,421
Shares swapped for stock option exercises	(3,619)	(11,017)	—
Deferred compensation paid	19,389	17,233	37,862
Restricted units vested	53,927	49,640	13,370
Restricted shares granted	128,427	145,038	155,757
Shares withheld for taxes	(54,289)	(48,675)	(17,804)
Restricted shares forfeited	(20,148)	(90,154)	(10,973)
Shares repurchased under repurchase plan	(100,000)	(345,446)	—
Ending balance	49,903,266	49,449,579	49,194,251

Shareholder Rights Plan: The shareholder rights plan provides each holder of a share of common stock a right to purchase one one-hundredth of a share of preferred stock for $95, subject to adjustment. No fraction of a preferred share (other than fractions in integral multiples of one one-hundredth of a share) will be issued.

Preferred shares purchased upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a preferential quarterly dividend payment, a preferential liquidation payment, voting rights, and participation in any merger, consolidation or other transaction in which common shares are exchanged. These rights are not currently exercisable. In the event any person becomes an Acquiring Person (as defined in the rights plan), each holder of a right will thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of common shares of ours having a current aggregate market price equal to twice the current aggregate exercise price. In the event that at any time after there is an Acquiring Person we are acquired in certain mergers or other business combination transactions or 50 percent or more of the assets or earning power of us and our subsidiaries (taken as a whole) are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a current aggregate market price equal to twice the current aggregate exercise price. Rights held by an acquiring person are void. We may redeem or exchange the rights in certain instances. Unless extended or redeemed, the rights expire on July 31, 2016.

At the end of 2011, we repurchased the 20 percent holding that Sekisui Chemical had in our China entities. The table below presents the effect of this repurchase on our stockholders' equity:

	2012	2011	2010
Net income attributable to H.B. Fuller	**$125,622**	$89,105	$70,877
Decrease in additional paid-in-capital for repurchase of non-controlling interest	**—**	(6,610)	—
Change from net income attributable to H.B. Fuller and transfers to non-controlling interest	**$125,622**	$82,495	$70,877

Note 11: Pension and Postretirement Benefits

Defined Contribution Plan

All U.S. employees have the option of contributing up to 75 percent of their pre-tax earnings to a 401(k) plan, subject to IRS limitations. We match up to the first 4 percent of each employee's pre-tax earnings, based on the employee's contributions. All employees are eligible for a separate annual retirement contribution to the 401(k) plan of 3 percent of pay, that is invested based on the election of the individual participant. The 3 percent contribution is in addition to our 4 percent matching contribution described above and is in lieu of participation in our defined benefit pension plan. The total contribution to the 401(k) plan for 2012 was $6,606 which included the cost of the 4 percent company match of $3,535 and the additional 3 percent contribution of $3,071. The total contributions to the 401(k) plan were $5,211 and $3,602 in 2011 and 2010, respectively.

The defined contribution pension plan liability recorded in the Consolidated Balance Sheets was $6,702 and $4,084 in 2012 and 2011, respectively for the U.S. Plan and several statutorily required non-U.S. Plans.

Defined Benefit Plan

Noncontributory defined benefit pension plans cover all U.S. employees employed prior to January 1, 2007. Benefits for these plans are based primarily on each employee's years of service and average compensation. During 2011, we announced significant changes to our U.S. Pension Plan (the Plan). The changes included: benefits under the Plan were locked-in using service and salary as of May 31, 2011, participants no longer earn benefits for future service and salary as they had in the past, affected participants receive a three percent increase to the locked-in benefit for every year they continue to work for us and we are making a retirement contribution of three percent of eligible compensation to the 401(k) Plan for those participants. These changes to the Plan represented a plan curtailment as there is no longer a service cost component in the net periodic pension cost as all participants are considered inactive in the Plan. The funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities and bonds. Other U.S. postretirement benefits are funded through a Voluntary Employees' Beneficiaries Association Trust.

Health care and life insurance benefits are provided for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers. Costs are accrued during the years the employee renders the necessary service.

Certain non-U.S. subsidiaries provide pension benefits for their employees consistent with local practices and regulations. These plans are primarily defined benefit plans covering substantially all employees upon completion of a specified period of service. Benefits for these plans are generally based on years of service and annual compensation.

Following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as of December 1, 2012 and December 3, 2011:

	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
Change in projected benefit obligation:	**2012**	**2011**	**2012**	**2011**	**2012**	**2011**
Benefit obligation at beginning of year	**$326,627**	$315,645	**$137,439**	$138,046	**$ 53,749**	$ 55,639
Acquisition	**—**	—	**32,162**	—	**—**	—
Service cost	**90**	2,304	**1,457**	1,364	**541**	514
Interest cost	**16,098**	16,736	**8,222**	7,449	**2,469**	2,676
Participant contributions	**—**	—	**—**	—	**665**	620
Plan amendments	**—**	404	**—**	—	**—**	—
Actuarial (gain)/loss	**67,827**	18,362	**34,527**	(7,383)	**10,157**	(1,271)
Other	**—**	—	**(139)**	3,584	**—**	—
Curtailments	**—**	(11,815)	**(228)**	—	**—**	—
Settlement	**—**	—	**(203)**	(538)	**—**	—
Divestitures	**—**	—	**(1,237)**	—	**—**	—
Benefits paid	**(16,019)**	(15,009)	**(7,640)**	(6,280)	**(4,375)**	(4,429)
Currency change effect	**—**	—	**(180)**	1,194	**—**	—
Benefit obligation at end of year	**394,623**	326,627	**204,180**	137,439	**63,206**	53,749
Change in plan assets:						
Fair value of plan assets at beginning of year	**304,540**	301,728	**124,303**	119,561	**37,289**	35,278
Acquisition	**—**	—	**18,839**	—	**—**	—
Actual return on plan assets	**42,282**	16,307	**19,272**	(1,014)	**5,367**	1,998
Employer contributions	**1,505**	1,514	**4,635**	6,515	**3,623**	3,822
Participant contributions	**—**	—	**—**	—	**665**	620
Other	**—**	—	**(139)**	—	**—**	—
Benefits paid[1]	**(16,019)**	(15,009)	**(2,764)**	(1,664)	**(4,375)**	(4,429)
Currency change effect	**—**	—	**(60)**	905	**—**	—
Fair value of plan assets at end of year	**332,308**	304,540	**164,086**	124,303	**42,569**	37,289
Plan assets in excess of (less than) benefit obligation as of year end	**$ (62,315)**	$ (22,087)	**$ (40,094)**	$ (13,136)	**$(20,637)**	$(16,460)

1 Amount excludes benefit payments made from sources other than plan assets.

Amounts in accumulated other comprehensive income that have not been recognized as components of net periodic benefit cost:	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
	2012	2011	2012	2011	2012	2011
Unrecognized actuarial loss	**$170,813**	$125,367	**$77,905**	$60,910	**$ 51,469**	$ 48,761
Unrecognized prior service cost (benefit)	**298**	346	**(24)**	(30)	**(10,452)**	(15,145)
Ending balance	**$171,111**	$125,713	**$77,881**	$60,880	**$ 41,017**	$ 33,616

Statement of financial position as of fiscal year-end:	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
	2012	2011	2012	2011	2012	2011
Non-current assets	**$ —**	$ —	**$ 384**	$ 4,147	**$ —**	$ —
Accrued benefit cost						
Current liabilities	**(1,495)**	(1,500)	**(3,291)**	(733)	**(311)**	(313)
Non-current liabilities	**(60,820)**	(20,587)	**(37,187)**	(16,549)	**(20,326)**	(16,147)
Ending balance	**$(62,315)**	$(22,087)	**$(40,094)**	$(13,135)	**$(20,637)**	$(16,460)

The accumulated benefit obligation of the U.S. pension and other postretirement plans was $439,974 at December 1, 2012 and $365,117 at December 3, 2011. The accumulated benefit obligation of the non-U.S. pension plans was $194,292 at December 1, 2012 and $129,166 at December 3, 2011.

The following amounts relate to pension plans with accumulated benefit obligations in excess of plan assets as of December 1, 2012 and December 3, 2011:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2012	2011	2012	2011
Accumulated benefit obligation	**$439,974**	$72,775	**$138,318**	$19,773
Fair value of plan assets	**374,877**	37,289	**107,727**	7,424

The following amounts relate to pension plans with projected benefit obligations in excess of plan assets as of December 1, 2012 and December 3, 2011:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2012	2011	2012	2011
Projected benefit obligation	**$457,829**	$380,377	**$148,206**	$32,070
Fair value of plan assets	**374,877**	341,830	**107,727**	14,787

Information about the expected cash flows follows:

	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans	
Employer contributions			
2013	$ 1,495	$ 2,099	$ 4,237
Expected benefit payments			
2013	$ 16,666	$10,181	$ 4,237
2014	17,210	8,171	4,234
2015	17,757	8,571	4,212
2016	18,369	8,616	4,200
2017	19,076	8,905	4,186
2018-2022	103,836	47,776	20,593

Components of net periodic benefit cost and other supplemental information for the years ended December 1, 2012, December 3, 2011, and November 27, 2010 follow:

	Pension Benefits						Other Postretirement Benefits		
	U.S. Plans			Non-U.S. Plans					
Net periodic cost (benefit):	2012	2011	2010	2012	2011	2010	2012	2011	2010
Service cost	**$ 90**	$ 2,304	$ 5,496	**$ 1,457**	$ 1,364	$ 1,030	**$ 541**	$ 514	$ 542
Interest cost	**16,098**	16,736	17,104	**8,222**	7,449	6,990	**2,469**	2,676	2,923
Expected return on assets	**(23,758)**	(25,438)	(26,231)	**(8,021)**	(7,881)	(7,833)	**(3,263)**	(3,087)	(2,734)
Amortization:									
Prior service cost	**49**	24	66	**(4)**	(4)	(4)	**(4,693)**	(4,693)	(4,636)
Actuarial (gain)/ loss	**3,858**	3,689	2,467	**2,487**	2,723	2,525	**5,155**	5,932	6,332
Divestitures	**—**	—	—	**7**	—	—	**—**	—	—
Curtailment (gain)/loss	**—**	101	—	**46**	—	—	**—**	—	—
Settlement charge/ (credit)	**—**	—	—	**65**	—	928	**—**	—	—
Net periodic benefit cost (benefit)	**$ (3,663)**	$ (2,584)	$ (1,098)	**$ 4,259**	$ 3,651	$ 3,636	**$ 209**	$ 1,342	$ 2,427

	Pension Benefits		Postretirement Benefits
	U.S. Plans	Non-U.S. Plans	
Amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit costs over next fiscal year as of December 1, 2012			
Amortization of prior service cost (benefit)	**$ 49**	**$ (4)**	**$(4,134)**
Amortization of net actuarial (gain) loss	**6,742**	**3,706**	**5,717**
	$6,791	**$3,702**	**$ 1,583**

Weighted-average assumptions used to Determine benefit obligations	Pension Benefits U.S. Plans 2012	2011	2010	Non-U.S. Plans 2012	2011	2010	Other Postretirement Benefits 2012	2011	2010
Discount rate	**3.81%**	5.05%	5.46%	**3.79%**	5.36%	5.09%	**3.46%**	4.73%	4.96%
Rate of compensation increase[1]	**4.50%**	5.00%	4.17%	**1.87%**	2.14%	2.15%	**N/A**	N/A	N/A

Weighted-average assumptions used to Determine net costs for years ended	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	**5.05%**	5.46%	5.69%	**5.26%**	5.10%	5.18%	**4.73%**	4.96%	5.30%
Expected return on plan assets	**8.00%**	8.00%	7.90%	**6.08%**	6.18%	6.68%	**8.75%**	8.75%	8.75%
Rate of compensation increase	**5.00%**	4.17%	4.19%	**1.86%**	2.13%	2.15%	**N/A**	N/A	N/A

1 Benefits under the U.S. Pension Plan were locked-in as of May 31, 2011 and no longer include compensation increases. The 4.5 percent rate and 5.00 percent rate for 2012 and 2011 respectively, is for the supplemental executive retirement plan only.

The discount rate assumption is determined using an actuarial yield curve approach, which enables us to select a discount rate that reflects the characteristics of the plan. The approach identifies a broad universe of corporate bonds that meet the quality and size criteria for the particular plan. We use this approach rather than a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. A lower discount rate increases the present value of the pension obligations. The discount rate for the U.S. pension plan was 3.83 percent at December 1, 2012, as compared to 5.07 percent at December 3, 2011 and 5.49 percent at November 27, 2010. Net periodic pension cost for a given fiscal year is based on assumptions developed at the end of the previous fiscal year. A discount rate reduction of 0.5 percentage points at December 1, 2012 would increase pension and other postretirement plan expense approximately $280 (pre-tax) in fiscal 2013. Discount rates for non-U.S. plans are determined in a manner consistent with the U.S. plan.

The expected long-term rate of return on plan assets assumption for the U.S. pension plan was 8.00 percent in 2012 compared to 8.00 percent for 2011 and 7.90 for 2010. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 60 percent equities and 40 percent fixed-income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward-looking observations. For 2012 the expected long-term rate of return on the target equities allocation was 9.0 percent and the expected long-term rate of return on the target fixed-income allocation was 5.5 percent. The total plan rate of return assumption included an estimate of the impact of diversification and the plan expense. A change of 0.5 percentage points for the expected return on assets assumption would impact U.S. net pension and other postretirement plan expense by approximately $1,874 (pre-tax).

Management, in conjunction with our external financial advisors, uses the actual historical rates of return of the asset categories to assess the reasonableness of the expected long-term rate of return on plan assets.

The expected long-term rate of return on plan assets assumption for non-U.S. pension plans was a weighted-average of 6.08 percent in 2012. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the impact of active management of the plan's assets. Our largest non-U.S. pension plans are in Germany and the United Kingdom respectively. The expected long-term rate of return on plan assets for Germany was 5.8 percent and the expected long-term rate of return on plan assets for the United Kingdom was

6.6 percent. Management, in conjunction with our external financial advisors, uses actual historical returns of the asset portfolio to assess the reasonableness of the expected rate of return for each plan.

Assumed health care trend rates	2012	2011	2010
Health care cost trend rate assumed for next year	**7.25%**	7.25%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%	5.00%
Fiscal year that the rate reaches the ultimate trend rate	**2018**	2018	2015

Sensitivity Information: A one-percentage point change in the health care cost trend rate would have the following effects on the December 1, 2012 service and interest cost and the accumulated postretirement benefit obligation at December 1, 2012:

	One-Percentage Point	
	Increase	Decrease
Effect on service and interest cost components—annual	$ 3	$ (3)
Effect on accumulated postretirement benefit obligation	$49	$(46)

The asset allocation for the company's U.S. and non-U.S. pension plans at the end of 2011 and 2010 follows.

	U.S. Pension Plans			Non-U.S. Pension Plans			Other Postretirement Plans		
	Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End	
	2012	2012	2011	2012	2012	2011	2012	2012	2011
Asset Category									
Equities	60.0%	60.4%	56.4%	48.6%	48.0%	44.8%	0.0%	0.0%	0.0%
Fixed income	40.0%	38.8%	42.6%	48.5%	48.6%	52.6%	0.0%	0.0%	0.0%
Real Estate	0.0%	0.0%	0.0%	1.1%	1.1%	0.0%	0.0%	0.0%	0.0%
Insurance	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	98.7%	98.5%
Cash	0.0%	0.8%	1.0%	1.8%	2.3%	2.6%	0.0%	1.3%	1.5%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Plan Asset Management

Plan assets are held in trust and invested in mutual funds, separately managed accounts and other commingled investment vehicles holding U.S. and non-U.S. equity securities, fixed income securities and other investment classes. We employ a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Futures and options may also be used to enhance risk-adjusted long-term returns while improving portfolio diversification and duration. Risk management is accomplished through diversification across asset classes, utilization of multiple investment managers and general plan-specific investment policies. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and our assessment of our overall liquidity position. This asset allocation policy mix is reviewed annually and actual versus target allocations are monitored regularly and rebalanced on an as-needed basis. Plan assets are invested using a combination of active and passive investment strategies. Passive, or "indexed" strategies, attempt to mimic rather than exceed the investment performance of a market benchmark. The plans' active investment strategies employ multiple investment management firms which in aggregate cover a range of investment styles and approaches. Performance is monitored and compared to relevant benchmarks on a regular basis.

The U.S. pension plans consist of two plans: a pension plan and a supplemental executive retirement plan (SERP). There were no assets in the SERP in 2012 and 2011. Consequently, all of the data disclosed in the asset allocation table for the U.S. pension plans pertain to our U.S. pension plan.

During 2012 we maintained our assets within the allowed ranges of the target asset allocation mix of 60 percent equities and 40 percent fixed income plus or minus 5 percent and continued our focus to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the plan. We plan to maintain the portfolio at this target allocation in 2013.

The non-U.S. pension plans consist of all the pension plans administered by us outside the U.S., principally consisting of plans in Germany, the United Kingdom and Canada. During 2012 we acquired plans in the United Kingdom, Germany and France. During 2012 we maintained our assets for the non-U.S. pension plans at the specific target asset allocation mix determined for each plan plus or minus the allowed rate to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the individual plans. We plan to maintain the portfolios at their respective target asset allocations in 2013. For plans acquired in 2012, we plan to review the portfolios and adjust target asset allocations as needed.

Other postretirement benefits plans consist of two U.S. plans: a retiree medical health care plan and a group term life insurance plan. There were no assets in the group term life insurance plan for 2012 and 2011. Consequently, all of the data disclosed in the asset allocation table for other postretirement plans pertain to our retiree medical health care plan. Our investment strategy for other postretirement benefit plans is to own insurance policies that maintain an asset allocation nearly completely in equities. These equities are invested in a passive portfolio indexed to the S&P 500. Our large weighting to equities in these plans is driven by the investment options available and the relative underfunded status of the plans.

Fair Value of Plan Assets

The following table presents plan assets categorized within a three-level fair value hierarchy as described in Note 14 to the Consolidated Financial Statements.

U.S. Pension Plans	Level 1	Level 2	Level 3	Total Assets
Equities	$121,792	$ 78,920	$ —	$200,712
Fixed income	51,994	76,445	516	128,955
Cash	2,641	—	—	2,641
Total	$176,427	$155,365	$ 516	$332,308

Non-U.S. Pension Plans	Level 1	Level 2	Level 3	Total Assets
Equities	$ 30,086	$ 48,651	$ —	$ 78,737
Fixed income	46,340	32,937	514	79,791
Real Estate	—	—	1,768	1,768
Cash	3,790	—	—	3,790
Total	$ 80,216	$ 81,588	$ 2,282	$164,086

Other Postretirement Benefits	Level 1	Level 2	Level 3	Total Assets
Insurance	$ —	$ —	$42,001	$ 42,001
Cash	568	—	—	568
Total	$ 568	$ —	$42,001	$ 42,569

The definitions of fair values of our pension and other postretirement benefit plan assets at December 1, 2012 by asset category are as follows:

Equities—Primarily publicly traded common stock for purposes of total return and to maintain equity exposure consistent with policy allocations. Investments include: (i) U.S. and non-U.S. equity securities and mutual funds valued at closing prices from national exchanges; and (ii) commingled funds valued at unit values or net asset values provided by the investment managers, which are based on the fair value of the underlying investments.

Fixed income—Primarily corporate and government debt securities for purposes of total return and managing fixed income exposure to policy allocations. Investments include (i) mutual funds valued at closing prices from national exchanges, (ii) corporate and government debt securities valued at closing prices from national exchanges, (iii) commingled funds valued at unit values or net asset value provided by the investment managers, which are based on the fair value of the underlying investments, and (iv) an annuity contract, the value of which is determined by the provider and represents the amount the plan would receive if the contract were cashed out at year-end.

Real Estate—Property fund for purposes of total return. Investment is a comingled property fund valued at unit value provided by the investment manager, which is based on a valuation performed by a third party provider retained by the investment manager.

Insurance—Insurance contracts for purposes of funding postretirement medical benefits. Fair values are the cash surrender values as determined by the providers which are the amounts the plans would receive if the contracts were cashed out at year end.

Cash—Cash balances on hand, accrued income and pending settlements of transactions for purposes of handling plan payments. Fair values are the cash balances as reported by the Trustees of the plans.

The following is a roll forward of the Level 3 investments of our pension and postretirement benefit plan assets during the year ended December 1, 2012:

U.S. Pension Plans	**Fixed Income**	**Total**
Level 3 balance at beginning of year	$591	$591
Purchases, sales, issuances and settlements, net	(75)	(75)
Level 3 balance at end of year	$516	$516

Non-U.S. Pension Plans	**Fixed Income**	**Real Estate**	**Total**
Acquisitions	471	1,726	2,197
Net transfers into / (out of) level 3	24	(8)	16
Net gains	25	30	55
Currency change effect	(6)	20	14
Level 3 balance at end of year	$514	$1,768	$2,282

Other Postretirement Benefits	**Insurance**	**Total**
Level 3 balance at beginning of year	$36,715	$36,715
Net transfers into / (out of) level 3	(193)	(193)
Purchases, sales, issuances and settlements, net	(294)	(294)
Net gains	5,773	5,773
Level 3 balance at end of year	$42,001	$42,001

Note 12: Financial Instruments

As a result of being a global enterprise, our earnings, cash flows and financial position are exposed to foreign currency risk from foreign currency denominated receivables and payables. These items are denominated in various foreign currencies, including the Euro, British pound sterling, Canadian dollar, Chinese renminbi, Japanese yen, Australian dollar, Swiss franc, Argentine peso, Brazilian real, Colombian peso, Mexican peso, Turkish lira, Egyptian pound, Indian rupee, and Malaysian ringgit.

Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We take steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. We do not enter into any speculative positions with regard to derivative instruments.

We enter into derivative contracts with a group of investment grade multinational commercial banks. We evaluate the credit quality of each of these banks on a periodic basis as warranted.

Effective March 5, 2012, we entered into two cross-currency swap agreements to convert a notional amount of $151,598 of foreign currency denominated intercompany loans into US dollars. One of the cross-currency swaps matures in 2014 and the other swap matures in 2015. As of December 1, 2012, the combined fair value of the swaps were an asset of $1,610 and were included in other assets in the Consolidated Balance Sheets. The swaps were designated as cash-flow hedges for accounting treatment. The lesser amount between the cumulative change in the fair value of the actual swaps and the cumulative change in the fair value of hypothetical swaps is recorded in accumulated other comprehensive income in the Consolidated Balance Sheets. The difference between the cumulative change in the fair value of the actual swaps and the cumulative change in the fair value of hypothetical swaps are recorded as other income (expense), net in the Consolidated Statements of Income. In a perfectly effective hedge relationship, the two fair value calculations would exactly offset each other. Any difference in the calculation represents hedge ineffectiveness. The ineffectiveness calculations as of December 1, 2012 resulted in additional pre-tax loss of $15 year-to-date as the change in fair value of the cross-currency swaps was less than the change in the fair value of the hypothetical swaps. The amount in accumulated other comprehensive income (loss) related to cross-currency swaps was a loss of $394 at December 1, 2012. The estimated net amount of the existing loss that is reported in accumulated other comprehensive income at December 1, 2012 that is expected to be reclassified into earnings within the next twelve months is $ 214. At December 1, 2012, we do not believe any gains or losses will be reclassified into earnings as a result of the discontinuance of these cash flow hedges because the original forecasted transaction will not occur.

The following table summarizes the cross-currency swaps outstanding as of December 1, 2012:

	Fiscal Year of Expiration	Interest Rate	Notional Value	Fair Value
Pay EUR	2014	4.15%	$ 52,860	$ 782
Receive USD		4.30%		
Pay EUR	2015	4.30%	$ 98,738	$ 828
Receive USD		4.45%		
Total			$151,598	$1,610

Except for the two cross currency swap agreements listed above, foreign currency derivative instruments outstanding are not designated as hedges for accounting purposes. The gains and losses related to mark-to-market adjustments are recognized as other income or expense in the income statement during the periods in which the derivative instruments are outstanding. See Note 14 to Consolidated Financial Statements for fair value amounts of these derivative instruments.

As of December 1, 2012, we had forward foreign currency contracts maturing between December 7, 2012 and November 1, 2013. The mark-to-market effect associated with these contracts, on a net basis, at each year end was a loss of $126, $160 and $1,419 in 2012, 2011 and 2010, respectively. These losses were largely offset by the underlying transaction gains and losses resulting from the foreign currency exposures for which these contracts relate.

During the first quarter of 2012, we entered into forward currency contracts maturing on March 5, 2012 to purchase 370,000 Swiss francs. Our objective was to economically hedge the purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group after the purchase agreement was signed. The currency contracts were not designated as hedges for accounting purposes. At maturity the mark-to-market adjustments were a gain of $11,621 which was recognized as a special charge, net in the Consolidated Statements of Income. See Note 5 to Consolidated Financial Statements.

As of December 3, 2011, we had a $100,000 notional amount foreign currency option to exchange U.S. Dollars for Swiss francs. Our objective was to mitigate the exposure on exchange rates on a portion of the proposed purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group. The fair value of this derivative was $841. The currency option was not designated as a hedge for accounting purposes and expired on January 10, 2012. The related expense was recognized as a special charge, net in the Consolidated Statements of Income. See Note 5 to Consolidated Financial Statements.

We have interest rate swap agreements to convert $75,000 of our Senior Notes to variable interest rates. See Note 8 to Consolidated Financial Statements for additional information. The change in fair value of the Senior Notes, attributable to the change in the risk being hedged, was a liability of $8,862 at December 1, 2012 and $7,111 at December 3, 2011 and were included in long-term debt in the Consolidated Balance Sheets. The fair value of the swaps in total was an asset of $9,473 at December 1, 2012 and $7,360 at December 3, 2011 and were included in other assets in the Consolidated Balance Sheets. The swaps were designated for hedge accounting treatment as fair value hedges.

The changes in the fair value of the swap and the fair value of the Senior Notes attributable to the change in the risk being hedged are recorded as other income (expense), net in the Consolidated Statements of Income. In a perfectly effective hedge relationship, the two fair value calculations would exactly offset each other. Any difference in the calculation represents hedge ineffectiveness. The calculations as of December 1, 2012, December 3, 2011 and November 27, 2010 resulted in additional year-to-date pre-tax gains of $362, $456 and $81, respectively as the fair value of the interest rate swaps increased by more than the change in the fair value of the Senior Notes attributable to the change in the risk being hedged.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities in the customer base and their dispersion across many different industries and countries. As of December 1, 2012, there were no significant concentrations of credit risk.

Note 13: Commitments and Contingencies

Leases: The minimum lease payments, related to buildings, equipment and vehicles, that are expected to be made in each of the years indicated based on operating leases in effect at December 1, 2012 are:

Fiscal Year	2013	2014	2015	2016	2017	Remainder	Total Minimum Lease Payments
Operating Leases	$7,613	$4,245	$2,813	$1,392	$436	$822	$17,321

Rent expense for all operating leases, which includes minimum lease payments and other charges such as common area maintenance fees, was $11,117, $7,730 and $7,194 in 2012, 2011 and 2010, respectively.

Servicing Agreement: In 2005, we entered into an agreement to provide us with information technology services. The agreement is scheduled to run through 2014. Actual expenditures under the agreement for the years ended December 1, 2012, December 3, 2011 and November 27, 2010 were $4,959, $6,146 and $6,506, respectively. Of the costs incurred, $47, $50 and $29 were capitalized in 2012, 2011 and 2010, respectively. The future contractual obligations in each of the years indicated based on the contract in place at December 1, 2012 are:

Fiscal Year	2013	2014	Total Contractual Obligations
Servicing Agreement	$3,594	$1,280	$4,874

Environmental Matters. From time to time, we are identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at our Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of December 1, 2012, $543 was recorded as a liability for our best estimate of expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, it is reasonably possible that we may be required to record additional liabilities related to remediation costs at the Sorocaba facility. Based on our analysis, the high end of our range for reasonably possible projected costs to remediate the Sorocaba site is $836, inclusive of the existing accrual of $543.

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of December 1, 2012, we had reserved $1,920, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. It is reasonably possible that we may have additional liabilities related to these known environmental matters. The high end of our range for reasonably possible projected costs to remediate all known environmental matters is $2,549, inclusive of the existing accrual of $1,920. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we have concluded, based upon currently available information, that the ultimate resolution of any pending matter, individually or in the aggregate, including the asbestos litigation described in the following paragraphs, will not have a material adverse effect on our results of operations, financial condition or cash flow.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, during the fourth quarter of 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage.

As referenced above, during the fourth quarter of 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4,114, based on a present value calculation, towards the settlement amounts to be paid to the claimants in exchange for full releases of claims. Of this amount, our insurers had committed to pay $2,043 based on the probable liability of $4,114. Our contributions toward settlements from the time of the agreement through the end of fiscal year 2011 were $2,224 with insurers paying $1,243 of that amount. Based on this experience we reduced our reserves in the fourth quarter of 2011 to an undiscounted amount of $250 with insurers expected to pay $159. There were no contributions or insurance payments during 2012, therefore our reserves for this agreement and our insurance receivable remained unchanged from the previous year-end. These amounts represent our best estimate for the settlement amounts yet to be paid related to this agreement. Our reserve is recorded on an undiscounted basis.

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

	Year Ended December 1, 2012	Year Ended December 3, 2011	Year Ended November 27, 2010
Lawsuits and claims settled	**9**	7	4
Settlement amounts	**$540**	$537	$458
Insurance payments received or expected to be received	**$391**	$417	$366

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of December 1, 2012, our probable liabilities and insurance recoveries related to asbestos claims, excluding those related to the group settlement discussed above, were $219 and $201, respectively. These amounts relate to three pending cases and three settled cases for which final insurance payouts have not yet been made. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we have concluded that the resolution of any pending matter, including asbestos-related litigation, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow.

Note 14: Fair Value Measurements

The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis as of December 1, 2012 and December 3, 2011, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Description	December 1, 2012	Fair Value Measurements Using:		
		Level 1	Level 2	Level 3
Assets:				
Marketable securities	$15,499	$15,499	$ —	$ —
Derivative assets	830	—	830	—
Interest rate swaps	9,473	—	9,473	—
Cash-flow hedges	1,610	—	1,610	—
Liabilities:				
Derivative liabilities	$ 956	$ —	$ 956	$ —
Contingent consideration liabilities, continuing operations	1,649	—	—	1,649
Contingent consideration liabilities, discontinued operations	5,000	—	—	5,000

Description	December 3, 2011	Fair Value Measurements Using:		
		Level 1	Level 2	Level 3
Assets:				
Marketable securities	$76,114	$76,114	$ —	$ —
Derivative assets	1,862	—	1,862	—
Interest rate swaps	7,360	—	7,360	—
Liabilities:				
Derivative liabilities	$ 1,181	$ —	$1,181	$ —
Contingent consideration liabilities	1,893	—	—	1,893

We measure certain assets at fair value on a nonrecurring basis. These assets include assets acquired and liabilities assumed in an acquisition and tangible and intangible assets and cost basis investments that are written down to fair value when they are determined to be impaired. During 2012, we determined that the fair values of two of our cost basis investments were lower than the investment values on our balance sheet. As a result, we recorded an impairment charge of $1,517.

During 2011, we discontinued production of the polymers used in certain resin products that had been produced in our EIMEA operating segment. As a result, we performed an impairment test on the non-amortizable trademarks and trade names used in resin products. In accordance with accounting standards, we calculated the fair value using a discounted cash flow approach. As a result of this analysis, we recorded an impairment charge of $332 related to the impairment of non-amortizable trademarks and trade names used in the abandoned resin products.

Note 15: Operating Segments

We are required to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. We evaluate the performance of each of our operating segments based on segment operating income, which is defined as gross profit less selling, general and administrative (SG&A) expenses. Segment operating income excludes special charges, net and asset impairment charges. Corporate expenses are fully allocated to each operating segment. Corporate assets are not allocated to the segments. Inter-segment revenues are recorded at cost plus a markup for administrative costs. Operating results of each of these segments are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The business components within each operating segment are managed to maximize the results of the overall operating segment rather than the results of any individual business component of the operating segment. Results of individual components of each operating segment are subject to numerous allocations of segment-wide costs that may or may not have been focused on that particular component for a particular reporting period. The costs for these allocated resources are not tracked on a "where-used" basis as financial performance is assessed at the total operating segment level.

After the sale of our Central America Paints business in 2012, we now have five reportable segments: North America Adhesives, Construction Products, EIMEA, Latin America Adhesives and Asia Pacific. Prior periods have been restated for the removal of our Latin America Paints operating segment which is now considered discontinued operations. Corporate expenses, which are fully allocated to each operating segment, have been reallocated to the remaining reportable operating segments.

The net revenue, inter-segment sales, segment operating income depreciation and amortization, total assets and capital expenditures of the industrial adhesives business, acquired in the second quarter of 2012, was recorded in our North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments.

Reportable operating segment financial information for all periods presented follows:

	2012	2011	2010
Net revenue			
North America Adhesives	**$ 682,981**	$ 489,903	$ 445,081
Construction Products	**147,080**	134,591	122,210
EIMEA	**672,423**	473,763	404,801
Latin America Adhesives	**155,634**	147,140	129,849
Asia Pacific	**228,121**	198,688	154,884
Total	**$1,886,239**	$1,444,085	$1,256,825
Inter-segment sales			
North America Adhesives	**$ 57,304**	$ 60,793	$ 46,130
Construction Products	**462**	686	262
EIMEA	**9,228**	10,031	9,846
Asia Pacific	**14,818**	9,334	7,027
Segment operating income			
North America Adhesives	**$ 99,150**	$ 73,508	$ 68,278
Construction Products	**8,334**	2,992	2,072
EIMEA	**34,483**	24,590	11,975
Latin America Adhesives	**13,218**	8,002	6,944
Asia Pacific	**7,356**	7,869	5,351
Total	**$ 162,541**	$ 116,961	$ 94,620

	2012	2011	2010
Depreciation and amortization			
North America Adhesives	**$ 16,835**	$ 10,519	$ 10,866
Construction Products	**11,001**	11,000	11,424
EIMEA	**18,399**	10,748	11,240
Latin America Adhesives	**2,017**	1,703	1,788
Asia Pacific	**6,238**	5,080	3,490
Total	**$ 54,490**	$ 39,050	$ 38,808
Total assets[1]			
North America Adhesives	**$ 367,808**	$ 189,371	$ 169,410
Construction Products	**179,508**	180,861	185,736
EIMEA	**674,665**	344,935	294,105
Latin America Adhesives	**97,445**	91,321	92,967
Asia Pacific	**197,999**	150,949	145,152
Corporate	**267,030**	200,929	200,296
Discontinued Operations	**1,865**	69,343	65,791
Total	**$1,786,320**	$1,227,709	$1,153,457
Capital expenditures			
North America Adhesives	**$ 14,641**	$ 3,989	$ 5,283
Construction Products	**1,923**	3,936	921
EIMEA	**14,628**	16,458	10,080
Latin America Adhesives	**1,770**	1,202	1,555
Asia Pacific	**3,832**	3,511	10,673
Corporate	**2,403**	4,696	6,035
Total	**$ 39,197**	$ 33,792	$ 34,547

1 Segment assets include primarily inventory, accounts receivable, property, plant and equipment and other miscellaneous assets. Corporate assets include primarily corporate property, plant and equipment, deferred tax assets, certain investments and other assets.

Reconciliation of segment operating income to income from continuing operations before income taxes and income from equity method investments

	2012	2011	2010
Segment operating income	**$162,541**	$116,961	$ 94,620
Special charges, net	**(52,467)**	(7,499)	—
Asset impairment charges	**(1,517)**	(332)	(8,785)
Other income, net	**784**	4,101	1,197
Interest expense	**(19,793)**	(10,811)	(10,414)
Income from continuing operations before income taxes and income from equity method investments	**$ 89,548**	$102,420	$ 76,618

Financial information about geographic areas

	Net Revenue		
	2012	2011	2010
United States	**$ 802,362**	$ 613,250	$ 556,407
All other countries with less than 10 percent of total	**1,083,877**	830,835	700,418
Total	**$1,886,239**	$1,444,085	$1,256,825

	Property, Plant and Equipment, net		
	2012	2011	2010
United States	**$ 158,973**	$ 121,333	$ 124,124
Germany	**42,434**	33,278	32,993
All other countries with less than 10 percent of total	**127,609**	87,976	80,529
Total	**$ 329,016**	$ 242,587	$ 237,646

Note 16: Redeemable Non-Controlling Interest

We account for the non-controlling interest in H.B. Fuller Kimya Sanayi Ticaret A.S. (HBF Kimya) as a redeemable non-controlling interest because both the non-controlling shareholder and H.B. Fuller have an option, exercisable beginning August 1, 2018, to require the redemption of the shares owned by the non-controlling shareholder at a price determined by a formula based on 24 months trailing EBITDA. Since the option makes the redemption of the non-controlling ownership shares of HBF Kimya outside of our control, these shares are classified as a redeemable non-controlling interest in temporary equity in the Consolidated Balance Sheets. The option is subject to a minimum price of €3,500. The redemption value of the option, if it were currently redeemable, is estimated to be €3,500.

HBF Kimya's results of operations are consolidated in our financial statements. Both the non-controlling interest and the accretion adjustment to redemption value are included in income or loss attributable to non-controlling interests in the Consolidated Statements of Income and in the carrying value of the redeemable non-controlling interest on the Consolidated Balance Sheets. HBF Kimya's functional currency is the Turkish lira and changes in exchange rates will affect the reported amount of the redeemable non-controlling interest. As of December 1, 2012 the redeemable non-controlling interest was:

Balance of Redeemable Non-controlling Interest at December 3, 2011	$3,887
Net Income (loss) attributed to Redeemable Non-controlling Interest	208
Accretion adjustment to redemption value	1
Foreign currency translation adjustment	(115)
Balance of Redeemable Non-controlling Interest at December 1, 2012	$3,981

As of December 3, 2011 the redeemable non-controlling interest was:

Initial measurement of Redeemable Non-controlling Interest	$4,199
Net Income (loss) attributed to Redeemable Non-controlling Interest	16
Accretion adjustment to redemption value	26
Foreign currency translation adjustment	(354)
Balance of Redeemable Non-controlling Interest at December 3, 2011	$3,887

Note 17: Quarterly Data (unaudited)

(In thousands, except per share amounts)

	2012			
	Q1	Q2	Q3	Q4
Net revenue	$345,454	$526,995	$500,535	$513,255
Gross profit	102,687	136,551	134,324	143,714
Selling, general and administrative expenses	(75,029)	(92,956)	(91,355)	(95,395)
Special charges, net	(6,482)	(32,127)	(4,654)	(9,204)
Asset impairment charges	—	(671)	—	(846)
Income from continuing operations	$ 13,608	$ 5,060	$ 24,607	$ 25,012
Basic Income per share	$ 0.28	$ 0.10	$ 0.49	$ 0.50
Diluted Income per share	$ 0.27	$ 0.10	$ 0.48	$ 0.49
Weighted-average common shares outstanding				
Basic	49,365	49,652	49,627	49,640
Diluted	50,253	50,722	50,699	50,798

	2011			
(In thousands, except per share amounts)	Q1	Q2	Q3	Q4
Net revenue	$311,109	$368,360	$363,071	$401,545
Gross profit	85,595	102,964	103,013	112,260
Selling, general and administrative expenses	(68,004)	(70,136)	(72,052)	(76,679)
Special charges, net	—	—	—	(7,499)
Asset impairment charges	(332)	—	—	—
Income from continuing operations	$ 11,775	$ 24,228	$ 22,177	$ 22,035
Basic Income per share	$ 0.24	$ 0.49	$ 0.45	$ 0.46
Diluted Income per share	$ 0.24	$ 0.49	$ 0.44	$ 0.44
Weighted-average common shares outstanding				
Basic	49,006	49,021	49,000	48,937
Diluted	49,877	49,850	49,917	49,821

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our president and chief executive officer and senior vice president, chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)). Based on this evaluation, the president and chief executive officer and the senior vice president, chief financial officer concluded that, as of December 1, 2012, our disclosure controls and procedures were effective (1) to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to us, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

We acquired the industrial adhesives business of Forbo Holding AG in the second quarter of 2012 and it represented approximately 27 percent of our total assets as of December 1, 2012. In the fourth quarter of 2012, we expanded the scope of our assessment of the effectiveness of internal control over financial reporting to include the acquired business. There were no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of H.B. Fuller Company is responsible for establishing and maintaining adequate internal control over financial reporting. H.B. Fuller Company's internal control system was designed to provide reasonable assurance to the company's management and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

H.B. Fuller Company management assessed the effectiveness of the company's internal control over financial reporting as of December 1, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on the assessment management believes that, as of December 1, 2012, the company's internal control over financial reporting was effective based on those criteria.

H.B. Fuller Company's Independent Registered Public Accounting Firm has issued an attestation report on the effectiveness of the company's internal control over financial reporting. This report appears on page 46.

Attestation Report of the Registered Public Accounting Firm

The report on the effectiveness of the company's internal control over financial reporting issued by KPMG LLP, the company's Independent Registered Public Accounting Firm, appears on page 46.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information under the headings "Proposal 1—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance—Audit Committee" contained in the company's Proxy Statement for the Annual Meeting of Shareholders to be held on April 11, 2013 (the "2013 Proxy Statement") is incorporated herein by reference.

The information contained at the end of Item 1. hereof under the heading "Executive Officers of the Registrant" is incorporated herein by reference.

Since the date of our 2012 Proxy Statement, there have been no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors.

The company has a code of business conduct applicable to all of its directors and employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions. A copy of the code of business conduct is available under the Investor Relations section of the company's website at www.hbfuller.com. The company intends to disclose on its website information with respect to any amendment to or waiver from a provision of its code of business conduct that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

Item 11. Executive Compensation

The information under the headings "Executive Compensation," and "Director Compensation" contained in the 2013 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the 2013 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information under the headings "Certain Relationships and Related Transactions" and "Corporate Governance—Director Independence" contained in the 2013 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information under the heading "Fees Paid to Independent Registered Public Accounting Firm" contained in the 2013 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. **Consolidated Financial Statements**

   Report of Independent Registered Public Accounting Firm

   Consolidated Statements of Income for the fiscal years ended December 1, 2012, December 3, 2011 and November 27, 2010.

   Consolidated Balance Sheets as of December 1, 2012 and December 3, 2011.

   Consolidated Statements of Total Equity for the fiscal years ended December 1, 2012, December 3, 2011 and November 27, 2010.

   Consolidated Statements of Cash Flows for the fiscal years ended December 1, 2012, December 3, 2011 and November 27, 2010.

   Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

   All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. **Exhibits**

	Item	Incorporation by Reference
2.1	Master Purchase Agreement, dated as of December 21, 2011, between Forbo Holding AG and H.B. Fuller Company (excluding schedules and exhibits, which the Registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request)	Exhibit 2.1 to the Current Report on Form 8-K dated December 21, 2011.
3.1	Restated Articles of Incorporation of H.B. Fuller Company, as amended	Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2006.
3.2	By-Laws of H.B. Fuller Company	Exhibit 3(ii). 1 to the Current Report on Form 8-K dated December 4, 2008.
4.1	Form of Certificate for common stock, par value $1.00 per share	Exhibit 4.1 to the Annual Report on Form 10-K, as amended, for the year ended November 28, 2009.
4.2	Rights Agreement, dated as of July 13, 2006, between H.B. Fuller Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent	Exhibit 4.1 to the Current Report on Form 8-K dated July 13, 2006.
4.3	Note Purchase Agreement, dated December 16, 2009, among H.B. Fuller Company, as borrower, and various financial institutions, as amended.	Exhibit 4.1 to the Current Report on Form 8-K dated December 16, 2009 and Exhibit 1.2 to the Current Report on Form 8-K dated March 5, 2012.
4.4	Note Purchase Agreement, dated March 5, 2012, by and among H.B. Fuller Company and the purchasers party thereto	Exhibit 1.1 to the Current Report on Form 8-K dated March 5, 2012.

	Item	Incorporation by Reference
*10.1	Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 5, 2006.
*10.2	H.B. Fuller Company 1998 Directors' Stock Incentive Plan	Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.
*10.3	H.B. Fuller Company Supplemental Executive Retirement Plan—1998 Revision, as amended	Exhibits 10(j) and 10(x) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K dated November 30, 2006 and Exhibit 10.1 to the Current Report on Form 8-K dated December 19, 2007.
*10.4	H.B. Fuller Company Supplemental Executive Retirement Plan II – 2008, as amended	Exhibit 10.2 to the Current Report on Form 8-K dated December 19, 2007 Exhibit 10.5 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 28 2011.
*10.5	H.B. Fuller Company Executive Benefit Trust dated October 25, 1993 between H.B. Fuller Company and First Trust National Association, as Trustee, as amended, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K for the year ended November 29, 1997, Exhibit 10(k) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibit 10.3 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.6	H.B. Fuller Company Key Employee Deferred Compensation Plan (2005 Amendment and Restatement), as amended	Exhibit 10.1 to the Current Report on Form 8-K dated October 23, 2006, Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 1, 2007 and Exhibit 10.8 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.7	Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 3, 2008.
*10.8	Form of Change in Control Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.11 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.9	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.10	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after July 7, 2010	Exhibit 10.1 to the Current Report on Form 8-K dated July 6, 2010.
*10.11	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 4, 2008.

	Item	Incorporation by Reference
*10.12	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 4, 2008.
*10.13	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 4, 2008.
*10.14	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.1 to the Current Report on Form 8-K dated December 3, 2009.
*10.15	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 3, 2009.
*10.16	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 3, 2009.
*10.17	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 3, 2009.
*10.18	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.5 to the Current Report on Form 8-K dated December 3, 2009.
*10.19	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.1 to the Current Report on Form 8-K dated January 20, 2011.
*10.20	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.2 to the Current Report on Form 8-K dated January 20, 2011.
*10.21	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.3 to the Current Report on Form 8-K dated January 20, 2011.
*10.22	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.4 to the Current Report on Form 8-K dated January 20, 2011.

	Item	Incorporation by Reference
*10.23	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.5 to the Current Report on Form 8-K dated January 20, 2011.
*10.24	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 26, 2012	Exhibit 10.1 to the Current Report on Form 8-K dated January 26, 2012
*10.25	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after September 24, 2012	Exhibit 10.1 to the Current Report on Form 8-K dated September 24, 2012
10.26	Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, Citibank, N.A. as Syndication Agent, and ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch as Co-Documentation Agents, as amended, and Schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 thereto	Exhibit 10.1 to the Current Report on Form 8-K dated June 19, 2006, Exhibit 10.20 to the Annual Report on Form 10-K for the year ended November 29, 2008 Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 29, 2009 Exhibit 10.2 to the Current Report on Form 8-K dated April 19, 2010 and Exhibit 1.4 to the Current Report on Form 8-K, dated March 5, 2012.
10.27	Credit Agreement, dated March 5, 2012, by and among H.B. Fuller Company,, JP Morgan Chase Bank, N.A. as Administrative Agent, and Citibank, N.A., as Syndication Agent	Exhibit 1.3 to the Current Report on Form 8-K dated March 5, 2012.
*10.28	H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008), as amended	Exhibit 10.4 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.29	H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement), as amended	Exhibit 10.22 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.23 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.30	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2010	Exhibit 10.1 to the Current Report on Form 8-K dated January 20, 2010.
*10.31	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2011	Exhibit 10.1 to the Current Report on Form 8-K dated December 2, 2010.
*10.32	H.B. Fuller Company 2009 Director Stock Incentive Plan	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.33	Amendment, dated February 2, 2010, to offer letter between H.B. Fuller Company and James Owens	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 27, 2010.
*10.34	Amendment to Severance Agreement dated December 2, 2010 by and between H.B. Fuller Company and James J. Owens	Exhibit10.1 to the Current Report on Form 8-K/A dated November 19, 2010.

	Item	Incorporation by Reference
*10.35	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2012 and thereafter	Exhibit 10.5 to the Current Report on Form 8-K dated September 29, 2011.
10.36	First Amendment, dated September 26, 2012, to Credit Agreement, dated March 5, 2012, by and among H.B. Fuller Company, JP Morgan Chase Bank, N.A. as Administrative Agent, and Citibank, N.A., as Syndication Agent.	
10.37	Amendment No. 4, dated September 26, 2012, to Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, and the lenders party thereto as amended.	
21	List of Subsidiaries	
23	Consent of KPMG LLP	
24	Power of Attorney	
31.1	302 Certification—James J. Owens	
31.2	302 Certification—James R. Giertz	
32.1	906 Certification—James J. Owens	
32.2	906 Certification—James R. Giertz	
101	The following materials from the H.B. Fuller Company Annual Report on Form 10-K for the fiscal year ended December 1, 2012 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Total Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.	

* Asterisked items are management contracts or compensatory plans or arrangements required to be filed.

(b) See Exhibit Index and Exhibits attached to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H.B. FULLER COMPANY

By /s/ James J. Owens

JAMES J. OWENS

President and Chief Executive Officer

Dated: January 29, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title
/s/ James J. Owens JAMES J. OWENS	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ James R. Giertz JAMES R. GIERTZ	Senior Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ James C. McCreary, Jr. JAMES C. MCCREARY, JR.	Vice President, Controller (Principal Accounting Officer)
* LEE R. MITAU	Director
* JULIANA L. CHUGG	Director
* THOMAS W. HANDLEY	Director
* J. MICHAEL LOSH	Director
* DANTE C. PARRINI	Director
* ALFREDO L. ROVIRA	Director
* JOHN C. VAN RODEN, JR.	Director
* R. WILLIAM VAN SANT.	Director

*by /s/ Timothy J. Keenan

TIMOTHY J. KEENAN, Attorney in Fact

Dated: January 29, 2013

Exhibit Index

	Item	Incorporation by Reference
2.1	Master Purchase Agreement, dated as of December 21, 2011, between Forbo Holding AG and H.B. Fuller Company (excluding schedules and exhibits, which the Registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request)	Exhibit 2.1 to the Current Report on Form 8-K dated December 21, 2011.
3.1	Restated Articles of Incorporation of H.B. Fuller Company, as amended	Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2006.
3.2	By-Laws of H.B. Fuller Company	Exhibit 3(ii). 1 to the Current Report on Form 8-K dated December 4, 2008.
4.1	Form of Certificate for common stock, par value $1.00 per share	Exhibit 4.1 to the Annual Report on Form 10-K, as amended, for the year ended November 28, 2009.
4.2	Rights Agreement, dated as of July 13, 2006, between H.B. Fuller Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent	Exhibit 4.1 to the Current Report on Form 8-K dated July 13, 2006.
4.3	Note Purchase Agreement, dated December 16, 2009, among H.B. Fuller Company, as borrower, and various financial institutions, as amended.	Exhibit 4.1 to the Current Report on Form 8-K dated December 16, 2009 and Exhibit 1.2 to the Current Report on Form 8-K dated March 5, 2012.
4.4	Note Purchase Agreement, dated March 5, 2012, by and among H.B. Fuller Company and the purchasers party thereto	Exhibit 1.1 to the Current Report on Form 8-K dated March 5, 2012.
*10.1	Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 5, 2006.
*10.2	H.B. Fuller Company 1998 Directors' Stock Incentive Plan	Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.
*10.3	H.B. Fuller Company Supplemental Executive Retirement Plan—1998 Revision, as amended	Exhibits 10(j) and 10(x) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K dated November 30, 2006 and Exhibit 10.1 to the Current Report on Form 8-K dated December 19, 2007.
*10.4	H.B. Fuller Company Supplemental Executive Retirement Plan II—2008, as amended	Exhibit 10.2 to the Current Report on Form 8-K dated December 19, 2007 Exhibit 10.5 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 28 2011.
*10.5	H.B. Fuller Company Executive Benefit Trust dated October 25, 1993 between H.B. Fuller Company and First Trust National Association, as Trustee, as amended, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K for the year ended November 29, 1997, Exhibit 10(k) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibit 10.3 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.

	Item	Incorporation by Reference
*10.6 .	H.B. Fuller Company Key Employee Deferred Compensation Plan (2005 Amendment and Restatement), as amended	Exhibit 10.1 to the Current Report on Form 8-K dated October 23, 2006, Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 1, 2007 and Exhibit 10.8 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.7	Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 3, 2008.
*10.8	Form of Change in Control Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.11 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.9	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.10	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after July 7, 2010	Exhibit 10.1 to the Current Report on Form 8-K dated July 6, 2010.
*10.11	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 4, 2008.
*10.12	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 4, 2008.
*10.13	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 4, 2008.
*10.14	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.1 to the Current Report on Form 8-K dated December 3, 2009.
*10.15	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 3, 2009.
*10.16	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 3, 2009.
*10.17	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 3, 2009.

Item		Incorporation by Reference
*10.18	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.5 to the Current Report on Form 8-K dated December 3, 2009.
*10.19	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.1 to the Current Report on Form 8-K dated January 20, 2011.
*10.20	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.2 to the Current Report on Form 8-K dated January 20, 2011.
*10.21	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.3 to the Current Report on Form 8-K dated January 20, 2011.
*10.22	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.4 to the Current Report on Form 8-K dated January 20, 2011.
*10.23	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.5 to the Current Report on Form 8-K dated January 20, 2011.
*10.24	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 26, 2012	Exhibit 10.1 to the Current Report on Form 8-K dated January 26, 2012
*10.25	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after September 24, 2012	Exhibit 10.1 to the Current Report on Form 8-K dated September 24, 2012
10.26	Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, Citibank, N.A. as Syndication Agent, and ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch as Co-Documentation Agents, as amended, and Schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 thereto	Exhibit 10.1 to the Current Report on Form 8-K dated June 19, 2006, Exhibit 10.20 to the Annual Report on Form 10-K for the year ended November 29, 2008 Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 29, 2009 Exhibit 10.2 to the Current Report on Form 8-K dated April 19, 2010 and Exhibit 1.4 to the Current Report on Form 8-K, dated March 5, 2012.
10.27	Credit Agreement, dated March 5, 2012, by and among H.B. Fuller Company,, JP Morgan Chase Bank, N.A. as Administrative Agent, and Citibank, N.A., as Syndication Agent	Exhibit 1.3 to the Current Report on Form 8-K dated March 5, 2012.

	Item	Incorporation by Reference
*10.28	H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008), as amended	Exhibit 10.4 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.29	H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement), as amended	Exhibit 10.22 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.23 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.30	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2010	Exhibit 10.1 to the Current Report on Form 8-K dated January 20, 2010.
*10.31	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2011	Exhibit 10.1 to the Current Report on Form 8-K dated December 2, 2010.
*10.32	H.B. Fuller Company 2009 Director Stock Incentive Plan	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.33	Amendment, dated February 2, 2010, to offer letter between H.B. Fuller Company and James Owens	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 27, 2010.
*10.34	Amendment to Severance Agreement dated December 2, 2010 by and between H.B. Fuller Company and James J. Owens	Exhibit10.1 to the Current Report on Form 8-K/A dated November 19, 2010.
*10.35	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2012 and thereafter	Exhibit 10.5 to the Current Report on Form 8-K dated September 29, 2011.
10.36	First Amendment, dated September 26, 2012, to Credit Agreement, dated March 5, 2012, by and among H.B. Fuller Company, JP Morgan Chase Bank, N.A. as Administrative Agent, and Citibank, N.A., as Syndication Agent.	
10.37	Amendment No. 4, dated September 26, 2012, to Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, and the lenders party thereto as amended.	
21	List of Subsidiaries	
23	Consent of KPMG LLP	
24	Power of Attorney	
31.1	302 Certification—James J. Owens	
31.2	302 Certification—James R. Giertz	
32.1	906 Certification—James J. Owens	
32.2	906 Certification—James R. Giertz	
101	The following materials from the H.B. Fuller Company Annual Report on Form 10-K for the fiscal year ended December 1, 2012 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Total Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.	

* Asterisked items are management contracts or compensatory plans or arrangements required to be filed.

(b) See Exhibit Index and Exhibits attached to this Form 10-K.

REGULATION G INFORMATION, FINANCIAL RECONCILIATIONS AND FOOTNOTES:

Regulation G: The information presented in this report regarding segment operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), net income attributable to H.B. Fuller per diluted share excluding the effects of goodwill, special charges and other non-cash impairment charges, and ROIC, does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the company and its operating segments and in understanding the comparability of results in light of the items identified in this report. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results.

1) Financial highlights for 2003 through 2011 are displayed as reported in each year. In 2012, the Company divested its Central American paints business and acquired the global industrial adhesives business from the Forbo Group. Financial results in 2012 reflect those two events. Information displayed for 2003 through 2011 is not adjusted for the divestiture of the Central American paints business.

2) 2012 gross profit excluded $3.3 million of costs related to a one-time negative impact of the fair value step-up on the inventory acquired with the Forbo industrial adhesives business. 2010 gross profit excluded $1.8 million of costs related to exiting the polysulfide product line in our EIMEA segment.

3) 2010 SG&A expense excluded $0.8 million of costs related to exiting the polysulfide product line in our EIMEA segment. 2006 SG&A expense included $12.3 million in charges associated with a separation agreement entered into with the company's former chief executive officer.

4) Segment operating income is a non-GAAP financial measure defined as gross profit less SG&A expense. Segment operating income excludes special charges and asset impairment charges. Management utilizes segment operating income to assess performance and make decisions regarding allocation of resources. See reconciliation below (in millions U.S.):

	2003	2004	2005	2006	2007	2008	2009	2010	2011	**2012**
Gross profit[2]	$ 320.2	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 399.0	$ 447.1	**$ 520.6**
Less: SG&A expense[3]	$ 259.1	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.1	$ 318.0	**$ 354.7**
Segment operating income	$ 61.1	$ 55.7	$ 78.4	$ 109.5	$ 142.8	$ 109.6	$ 107.2	$ 106.9	$ 129.1	**$ 165.9**
% of Net revenue	5.4%	4.5%	5.9%	7.9%	10.2%	7.9%	8.7%	7.9%	8.3%	**8.8%**

5) EBITDA is a non-GAAP financial measure defined as gross profit less SG&A expense plus depreciation expense plus amortization expense. See reconciliation below (in millions U.S.):

	2003	2004	2005	2006	2007	2008	2009	2010	2011	**2012**
Gross profit[2]	$ 320.2	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 399.0	$ 447.1	**$ 520.6**
Less: SG&A expense[3]	$ 259.1	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.1	$ 318.0	**$ 354.7**
Plus: Depreciation expense	$ 46.5	$ 49.8	$ 46.8	$ 37.7	$ 36.4	$ 34.3	$ 34.7	$ 30.4	$ 31.0	**$ 35.7**
Plus: Amortization expense	$ 2.3	$ 2.6	$ 2.8	$ 9.0	$ 14.0	$ 11.8	$ 12.0	$ 10.8	$ 10.2	**$ 18.7**
EBITDA	$ 109.9	$ 108.1	$ 128.0	$ 156.2	$ 193.2	$ 155.7	$ 153.9	$ 148.1	$ 170.3	**$ 220.3**
% of Net revenue	9.8%	8.8%	9.6%	11.3%	13.8%	11.2%	12.5%	10.9%	10.9%	**11.7%**

6) Net income attributable to H.B. Fuller from continuing operations before cumulative effect of accounting change divided by weighted-average common shares outstanding - diluted.

7) Excludes the effects of goodwill and other non-cash impairment charges:

Net income attributable to H.B. Fuller per diluted share as reported	$ 0.36
Add back negative EPS impact from goodwill and other non-cash impairment charges	$ 1.05
Net income attributable to H.B. Fuller per diluted share as reported, excluding the effects of unusual items listed above	$ 1.41

8) Excludes the effects of the Roanoke litigation settlement and goodwill impairment charges:

Net income attributable to H.B. Fuller per diluted share as reported	$ 1.70
Less positive EPS impact from Roanoke litigation settlement	$ (0.24)
Add back negative EPS impact from goodwill impairment charges	$ 0.01
Net income attributable to H.B. Fuller per diluted share, excluding effects of unusual items listed above	$ 1.47

9) Excludes the effects of costs related to exiting the polysulfide product line in our EIMEA segment:

Net income attributable to H.B. Fuller per diluted share as reported	$ 1.43
Add back negative EPS impact from costs related to exiting the polysulfide product line in our EIMEA segment	$ 0.17
Net income attributable to H.B. Fuller per diluted share excluding the effects of unusual items listed above	$ 1.60

10) Excludes the effects of costs related to the company's EIMEA transformation initiative and costs associated with the pending acquisition of the industrial adhesives business from the Forbo Group.

Net income attributable to H.B. Fuller per diluted share as reported	$ 1.79
Add back negative EPS impact from costs related to the EIMEA transformation and Forbo acquisition	$ 0.11
Net income attributable to H.B. Fuller per diluted share excluding the effects of special charges listed above	$ 1.90

11) Excludes special charges associated with two previously announced events: the EIMEA business transformation project and the expenses associated with the Forbo acquisition integration project, which have been combined and are now referred to as the "business integration"; and a one-time negative impact of the fair value step-up on the inventory acquired with the Forbo industrial adhesives business on the gross profit margin line of the income statement.

Net income from continuing operations attributable to H.B. Fuller per diluted share as reported	$ 1.34
Add back negative EPS impact from costs related to the EIMEA transformation and Forbo acquisition	$ 0.81
Add back negative impact of the fair value step-up on the inventory acquired with the Forbo business	$ 0.05
Net income attributable to H.B. Fuller per diluted share excluding the effects of the items listed above	$ 2.20

12) Return on Invested Capital (ROIC) is defined as total return divided by total invested capital. See pages 40-41 of the Form 10-K, included in this report, for a more detailed explanation and reconciliation to GAAP-based data.

CORPORATE HEADQUARTERS

H.B. Fuller Company
P.O. Box 646
1200 Willlow Lake Boulevard
St. Paul, MN 55164-0683

REGIONAL HEADQUARTERS

H.B. Fuller (Shanghai) Consulting Ltd.
No. 5 Building
1690 Zhang Heng Road
Pudong, Shanghai 201203
P.R. China

H.B. Fuller Europe GmbH
Stampfenbachstrasse 52
CH-8006 Zurich
Switzerland

Chemical Supply Corporation
Terra Campus Office Center
Third Floor
Tres Ríos, Cartago, Costa Rica

H.B. Fuller

www.hbfuller.com

H.B. Fuller

Office:	1200 Willow Lake Boulevard St. Paul, Minnesota 55110-5101
Mail:	P.O. Box 64683 St. Paul, Minnesota 55164-0683
Phone:	(651) 236-5062

Dear Shareholder:

Our 2013 Annual Meeting of Shareholders will be held on Thursday, April 11, 2013, at the H.B. Fuller Company headquarters in St. Paul, Minnesota. The meeting will begin promptly at 2:00 p.m. Please join us. Parking at our headquarters building for attendance at the meeting is complimentary.

The Notice of Annual Meeting of Shareholders and the Proxy Statement describe the business to be conducted at the meeting.

Similar to previous years, we have elected to take advantage of the "notice and access" rules of the Securities and Exchange Commission to furnish most of our shareholders with proxy materials over the Internet. This method of delivery allows us to provide you with the information you need, while reducing printing and delivery expenses.

Your vote on the proposals is important. Whether or not you attend the Annual Meeting of Shareholders, we encourage you to vote your shares to make certain that you are represented at the meeting. You may vote via the Internet or, if you received a printed copy of the proxy materials, by telephone or by mailing a proxy or voting instruction card.

I look forward to seeing you at the Annual Meeting.

Sincerely,

James J. Owens
President and Chief Executive Officer

February 27, 2013

H.B. Fuller

Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: (651) 236-5062

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time:	Thursday, April 11, 2013 at 2:00 p.m. Central Time
Place:	H.B. Fuller Company 1200 Willow Lake Boulevard St. Paul, Minnesota
Items of Business:	The election of three directors named in the attached Proxy Statement for a three-year term. A non-binding advisory vote to approve the compensation of our named executive officers disclosed in the attached Proxy Statement. The ratification of the appointment of KPMG LLP as H.B. Fuller's independent registered public accounting firm for the fiscal year ending November 30, 2013. Approval of the H.B. Fuller Company 2013 Master Incentive Plan. Any other business that may properly be considered at the meeting or any adjournment thereof.
Record Date:	You may vote at the meeting if you were a shareholder of record at the close of business on February 13, 2013.
Voting by Proxy:	It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend the meeting in person, we encourage you to submit your proxy as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail, the section entitled *"Questions and Answers about the Meeting"* beginning on page 1 of this Proxy Statement, or if you received printed proxy materials, the enclosed proxy or voting instruction card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying Proxy Statement.

By Order of the Board of Directors

Timothy J. Keenan

Timothy J. Keenan
Vice President, General Counsel and Corporate Secretary

February 27, 2013

TABLE OF CONTENTS

H.B. Fuller

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
APRIL 11, 2013

The Board of Directors of H.B. Fuller Company is soliciting proxies to be used at the Annual Meeting of Shareholders to be held on April 11, 2013, and at any adjournment and reconvening of the meeting. We first made this Proxy Statement and the Annual Report for the fiscal year ended December 1, 2012 available to our shareholders on or about February 27, 2013.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is the purpose of the meeting?

At our annual meeting, shareholders will act upon the matters disclosed in the Notice of Annual Meeting of Shareholders that accompanies this Proxy Statement. These include the election of three directors, a non-binding advisory vote to approve the compensation of our named executive officers as disclosed in this Proxy Statement (the "Say on Pay Proposal"), the ratification of the appointment of our independent registered public accounting firm and the approval of the H.B. Fuller Company 2013 Master Incentive Plan.

We will also consider any other business that may properly be presented at the meeting, and management will report on H.B. Fuller's performance during the last fiscal year and respond to questions from shareholders.

How does the Board recommend that I vote?

The Board of Directors recommends a vote "FOR" each of the nominees for director, "FOR" the Say on Pay Proposal, "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending November 30, 2013 and "FOR" the approval of the H.B. Fuller Company 2013 Master Incentive Plan.

Who is entitled to vote at the meeting?

If you were a shareholder of record at the close of business on February 13, 2013, you are entitled to vote at the meeting.

As of the record date, 50,311,293 shares of Common Stock were outstanding and eligible to vote.

What is the difference between a shareholder of record and a street name holder?

If your shares are registered directly in your name, you are considered the "shareholder of record" with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares, and your shares are held in street name. If you are a "street name holder" you will receive a voting instruction card, which appears very similar to a proxy card. Please complete that card as directed in order to ensure your shares are voted at the meeting.

What are the voting rights of the shareholders?

Holders of Common Stock are entitled to one vote per share. Therefore, a total of 50,311,293 votes are entitled to be cast at the meeting. There is no cumulative voting for the election of directors.

How many shares must be present to hold the meeting?

A quorum is necessary to hold the meeting and conduct business. The presence of shareholders who can direct the voting of at least a majority of the outstanding shares of Common Stock as of the record date is considered a quorum. A shareholder is counted as present at the meeting if the shareholder is present and votes in person at the meeting or the shareholder has properly submitted a proxy by mail, telephone or Internet.

How do I vote my shares?

If you are a shareholder of record, you may give a proxy to be voted at the meeting either:

- electronically, by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card; or
- if you received printed proxy materials, you may also vote by mail or telephone as instructed on the proxy card.

If you hold shares beneficially in street name, you may also vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or, if you received printed proxy materials, you may also vote by mail or telephone by following the instructions provided in the voting instruction card provided to you by your broker, bank, trustee or nominee.

The telephone and Internet voting procedures have been set up for your convenience. The procedures have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. You may also vote in person at the meeting as described in "*Can I vote my shares in person at the meeting?*" below.

If you hold any shares in the H.B. Fuller Company 401(k) & Retirement Plan (sometimes referred to as the "401(k) Plan" in this Proxy Statement), you are receiving or being provided access to, the same proxy materials as any other shareholder of record. However, your proxy vote will serve as voting instructions to the plan trustee. The shares held in the 401(k) Plan will be voted by the plan trustee.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card?

It means you hold shares of H.B. Fuller stock in more than one account. To ensure that all of your shares are voted, sign and return each proxy card or voting instruction card or, if you vote by telephone or via the Internet, vote once for each proxy card, voting instruction card or Notice of Internet Availability of Proxy Materials you receive.

Can I vote my shares in person at the meeting?

Yes. If you are a shareholder of record, you may vote your shares at the meeting by completing a ballot at the meeting. However, even if you currently plan to attend the meeting, we recommend that you submit your proxy ahead of time so that your vote will be counted if, for whatever reason, you later decide to not attend the meeting.

If you hold your shares in street name, you may vote your shares in person at the meeting only if you obtain a signed proxy from your broker, bank, trustee or other nominee giving you the right to vote such shares at the meeting.

If you are a participant in the 40(k) Plan, you may submit a proxy vote as described above, but you may not vote your 401(k) Plan shares in person at the meeting.

What vote is required for the proposals to be approved?

With respect to the election of directors, the three director nominees receiving the most votes for their election will be elected directors. With respect to the Say On Pay Proposal, the ratification of the appointment of KPMG LLP as our independent registered public accounting firm and the approval of the H.B. Fuller Company 2013 Master Incentive Plan, the affirmative vote of a majority of the shares of Common Stock represented and entitled to vote on each proposal is required, provided that the total number of shares of Common Stock that vote in favor of the proposal represents more than 25% of the shares outstanding on the record date.

How are votes counted?

Shareholders may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for election to the Board of Directors. Shareholders may vote "FOR," "AGAINST" or "ABSTAIN" on the Say on Pay Proposal, the ratification of the appointment of KPMG LLP and the approval of the H.B. Fuller Company 2013 Master Incentive Plan.

If you vote ABSTAIN or WITHHOLD, your shares will be counted as present at the meeting for the purposes of determining a quorum. If you ABSTAIN from voting on a proposal, your abstention has the same effect as a vote against that proposal. If you WITHHOLD authority to vote for one or more of the nominees for director, this will have no effect on the election of any director from whom votes are withheld.

If you hold your shares in street name and do not provide voting instructions to your broker or nominee, your shares will be considered to be "broker non-votes" and will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote under the rules of the New York Stock Exchange. Shares that constitute broker non-votes will be present at the meeting for the purpose of determining a quorum, but are not considered entitled to vote on the proposal in question. Your broker or nominee has discretionary authority to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm even if your broker or nominee does not receive voting instructions from you. Your broker or nominee may not vote your shares on the election of directors, the Say on Pay Proposal or the approval of the H.B. Fuller Company 2013 Master Incentive Plan without instructions from you.

What if I do not specify how I want my shares voted?

If you do not specify on your returned proxy card or voting instruction card (or when giving your proxy by telephone or via the Internet) how you want to vote your shares, we will vote them:

- **FOR** all of the nominees for director;
- **FOR** the Say on Pay Proposal;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year ending November 30, 2013;
- **FOR** the approval of the H.B. Fuller Company 2013 Master Incentive Plan; and
- with respect to such other matters that may properly come before the meeting, in accordance with the judgment of the persons named as proxies.

Can I change my vote?

Yes. If you are a shareholder of record, you may change your vote and revoke your proxy at any time before it is voted at the meeting in any of the following ways:

- by sending a written notice of revocation to our Corporate Secretary;
- by submitting another properly signed proxy card at a later date to our Corporate Secretary;

- by submitting another proxy by telephone or via the Internet at a later date; or
- by voting in person at the meeting.

If you are a street name holder, please consult your broker, bank, trustee or nominee for instructions on how to change your vote.

Who pays for the cost of proxy preparation and solicitation?

We pay for the cost of proxy preparation and solicitation, including the charges and expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners of shares held in street name. We have retained The Proxy Advisory Group, LLC to assist in the solicitation of proxies for a fee of approximately $10,000 plus associated costs and expenses.

We are soliciting proxies primarily by mail. In addition, proxies may be solicited by telephone or facsimile, or personally by our directors, officers and regular employees. These individuals will receive no compensation (other than their regular salaries) for these services.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of paper copies?

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), we may furnish proxy materials to our shareholders by providing access to these documents on the Internet instead of mailing printed copies. In general, you will not receive printed copies of the materials unless you request them or you are a participant in the H.B. Fuller Company 401(k) & Retirement Plan. Instead, we mailed you the Notice of Internet Availability of Proxy Materials (unless you have previously consented to electronic delivery or already requested to receive paper copies), which instructs you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability of Proxy Materials explains how to submit your proxy over the Internet. If you would like to receive a paper copy or e-mail copy of the proxy materials, please follow the instructions provided in the Notice of Internet Availability of Proxy Materials.

Are the proxy and related materials available electronically?

Yes.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on April 11, 2013

Our Proxy Statement and 2012 Annual Report, including our Annual Report on Form 10-K, are available at www.proxyvote.com.

Will any other business be considered at the meeting?

Our Bylaws provide that a shareholder may present a proposal at the annual meeting that is not included in this Proxy Statement only if proper written notice was received by us. No shareholder has given the timely notice required by our Bylaws in order to present a proposal at the annual meeting. Our Board of Directors does not intend to present any other matters for a vote at the annual meeting. If you wish to present a proposal at the 2014 Annual Meeting, please see *"How can a shareholder present a proposal at the 2014 Annual Meeting?"* As of the date of this Proxy Statement, we do not know of any other business to be presented for consideration at the annual meeting. If any other business does properly come before the meeting, the persons named as proxies will vote in accordance with their best judgment as to the best interests of H.B. Fuller and its shareholders.

How can a shareholder present a proposal at the 2014 Annual Meeting?

In order for a shareholder proposal to be considered for inclusion in our Proxy Statement for the 2014 Annual Meeting, the written proposal must be received at our principal executive offices by the close of business on October 30, 2013. The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials and with the requirements set forth in our Bylaws. Please contact our Corporate Secretary for a copy of such regulations and for a description of the steps outlined in our Bylaws that must be taken to present such a proposal.

If a shareholder wishes to present a proposal at the 2014 Annual Meeting that would not be included in our Proxy Statement for such meeting, the shareholder must provide notice to us no later than January 11, 2014 and no earlier than December 12, 2013. Please contact the Corporate Secretary for a description of the steps to be taken to present such a proposal.

How can a shareholder get a copy of the Company's 2012 Annual Report on Form 10-K?

Our 2012 Annual Report, including our Annual Report on Form 10-K for the year ended December 1, 2012, accompanies this Proxy Statement. The 2012 Annual Report, including our Annual Report on Form 10-K, is also available in the "*Financial*" section of our Investor Relations page of our website (www.hbfuller.com). If requested in writing, we will provide you a paper copy of the 2012 Annual Report, including our Annual Report on Form 10-K without charge. We will also provide you with copies of any exhibits to the Form 10-K, upon written request and payment of a fee covering our reasonable expenses in furnishing the exhibits. You can request a paper copy of the 2012 Annual Report, or paper copies of exhibits to the Form 10-K by writing to the Corporate Secretary, H.B. Fuller Company, 1200 Willow Lake Boulevard, P.O. Box 64683, St. Paul, Minnesota 55164-0683.

Who is the Corporate Secretary?

The Corporate Secretary is Timothy J. Keenan. The mailing address is the Office of the Corporate Secretary, P.O. Box 64683, St. Paul, Minnesota 55164-0683.

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how much H.B. Fuller Common Stock each director and executive officer listed in the Summary Compensation Table in this Proxy Statement beneficially owned as of January 25, 2013. The table also shows the beneficial ownership of H.B. Fuller Common Stock of all directors and executive officers of H.B. Fuller as a group. In general, "beneficial ownership" includes those shares of our Common Stock which a director or executive officer has the power to vote or transfer, as well as stock options that are exercisable currently or within 60 days and stock underlying phantom stock units that may be acquired, in certain circumstances, within 60 days. The detail of beneficial ownership is set forth in the following table. In addition, the table shows all shareholders known to us to be the beneficial owners of more than 5% of H.B. Fuller Common Stock.

Unless otherwise noted, the shareholders listed in the table have sole voting and investment power with respect to the shares of Common Stock owned by them, and the shares beneficially owned by our directors and executive officers are not subject to any pledge.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Mairs and Power, Inc.	3,792,879[1]	7.55%
BlackRock, Inc.	3,710,297[2]	7.39%
The Vanguard Group, Inc.	3,344,802[3]	6.66%
Artisan Partners Holdings LP	3,082,133[4]	6.13%
Thomas W. Handley	15,975[5,6]	*
J. Michael Losh	74,520[5]	*
Lee R. Mitau	88,381[5]	*
Dante C. Parrini	1,304[6]	*
Alfredo L. Rovira	31,062[5]	*
John C. van Roden, Jr.	35,641[5]	*
R. William Van Sant	34,587[5]	*
James J. Owens	337,727[7]	*
James R. Giertz	201,599[8]	*
Patrick J. Trippel	51,400[9]	*
Steven Kenny	123,986[10]	*
Ann B. Parriott	150,223[11]	*
All directors and executive officers as a group (16 people)	1,538,210[12]	3.00%

* Indicates less than 1%.

(1) This information is based on a Schedule 13G/A filed by the holder with the SEC on February 11, 2013 reporting beneficial ownership as of December 31, 2012. Mairs and Power, Inc., an investment advisor, reported that it has sole voting power over 3,219,400 shares and sole dispositive power over all of the shares. The interest of one entity, Mairs and Power Growth Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of H.B. Fuller Company amounted to 2,850,000 shares at December 31, 2012. The holder's address is W-1520 First National Bank Building, 332 Minnesota Street, Saint Paul, Minnesota 55101.

(2) This information is based on a Schedule 13G/A filed with the SEC on February 8, 2013 reporting beneficial ownership as of December 31, 2012. BlackRock, Inc., a parent holding company, reported that it has sole voting power and sole dispositive power over all of the shares. The holder's address is 40 East 52nd Street, New York, New York 10022.

(3) This information is based on a Schedule 13G/A filed with the SEC on February 12, 2013 reporting beneficial ownership as of December 31, 2012. The Vanguard Group, Inc., an investment adviser, reported that it has sole voting power over 70,725 shares, shared dispositive power over 68,625 shares and sole dispositive power over 3,276,177 shares. The holder's address is 100 Vanguard Blvd., Malvern, Pennsylvania, 19355.

(4) This information is based on a Schedule 13G/A filed with the SEC on February 7, 2013 by Artisan Partners Holdings LP ("Artisan Holdings") reporting beneficial ownership as of December 31, 2012. The report was also filed on behalf of Artisan Investment Corporation ("Artisan Corp."), Artisan Partners Limited Partnership ("Artisan Partners"), Artisan Investments GP LLC ("Artisan Investments"), ZFIC, Inc. ("ZFIC"), Andrew A. Ziegler, Carlene M. Ziegler and Artisan Partners Funds, Inc. ("Artisan Funds"). Artisan Partners is an investment adviser registered under the Investment Advisers Act of 1940. Artisan Funds is an investment company under Section 8 of the Investment Company Act. Artisan Holdings is the sole limited partner of Artisan Partners; Artisan Investments is the general partner of Artisan Partners; Artisan Corp. is the general partner of Artisan Holdings; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC. The report states that the shares reported therein were acquired on behalf of discretionary clients of Artisan Partners. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares. The holder reported that it has shared voting power over 2,916,233 shares, and shared dispositive power over all of the shares. The holder's address is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(5) Includes phantom stock units credited to the accounts of directors who participate in the Directors' Deferred Compensation Plan, described under the heading *"Director Compensation"* that may be acquired, in certain circumstances, within 60 days. The number of units credited to each director participating in this plan that may be acquired within 60 days is as follows:

Thomas W. Handley	14,634	Alfredo L. Rovira................	29,123
J. Michael Losh	70,923	John C. van Roden, Jr.	20,680
Lee R. Mitau	45,565	R. William Van Sant	12,987

Excludes phantom stock units credited to the accounts of directors who participate in the Directors' Deferred Compensation Plan, described under the heading *"Director Compensation"* that are not able to be acquired within 60 days. The number of units credited to each director participating in this plan that are excluded from the table is as follows:

Lee R. Mitau	68,924	R. William Van Sant	52,148

None of the phantom stock units are entitled to vote at the meeting.

(6) Includes the following shares of restricted Common Stock awarded under the 2009 Director Stock Incentive Plan, including shares acquired upon reinvestment of dividends:

Thomas W. Handley	1,341	Dante C. Parrini	1,304

(7) Includes 147,908 shares of restricted Common Stock subject to forfeiture, 327 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan, 280 shares held jointly by Mr. Owens' wife and son and over which Mr. Owens does not have voting control and 151,117 shares that could be issued pursuant to stock options which are currently exercisable.

(8) Includes 24,377 shares of restricted Common Stock subject to forfeiture, 1,124 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan and 131,872 shares that could be issued pursuant to stock options which are currently exercisable.

(9) Includes 27,803 shares of restricted Common Stock subject to forfeiture and 20,297 shares that could be issued pursuant to stock options which are currently exercisable.

(10) Includes 103,046 shares that could be issued pursuant to stock options which are currently exercisable and 3,498 restricted stock units which may be acquired within 60 days. Excludes 18,389 restricted stock units which are subject to forfeiture and which are not entitled to vote at the meeting.

(11) Includes 8,641 shares of restricted Common Stock subject to forfeiture, 1,060 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan, 116,866 shares that could be issued pursuant to stock options which are currently exercisable. Excludes 4,498 restricted stock units which are subject to forfeiture and 504 phantom stock units credited to Ms. Parriott's H.B. Fuller Common Stock account under the Key Employee Deferred Compensation Plan. Neither the restricted stock units nor the phantom stock units are entitled to vote at the meeting.

(12) Includes 236,472 shares of restricted Common Stock subject to forfeiture, 17,837 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan, 803,793 shares that could be issued pursuant to stock options which are currently exercisable, 6,541 restricted stock units which may be acquired within 60 days and 194,601 phantom stock units credited to directors' and executive officers' individual H.B. Fuller Common Stock accounts under the Directors' Deferred Compensation Plan and the Key Employee Deferred Compensation Plan that may be acquired, in certain circumstances, within 60 days. Excludes 132,050 phantom stock units credited to the individual accounts under the Directors' Deferred Compensation Plan and the Key Employee Deferred Compensation Plan that may not be acquired within 60 days. Excludes 38,887 restricted stock units which are subject to forfeiture. Neither the restricted stock units nor any of the phantom stock units in the Directors' Deferred Compensation Plan or the Key Employee Deferred Compensation Plan are entitled to vote at the meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers to file initial reports of ownership and reports of changes in ownership of H.B. Fuller's securities with the SEC. These reports are available for review on our website (www.hbfuller.com) in the "*Financial*" section of the Investor Relations page. Directors and executive officers are required to furnish us with copies of these reports. Based solely on a review of these reports and written representations from the directors and executive officers, we believe that all directors and executive officers complied with all Section 16(a) filing requirements for fiscal year 2012 except that, due to administrative error, Thomas W. Handley, J. Michael Losh, Lee R. Mitau and R. William Van Sant were each late in filing one Form 4 reporting Board of Director meeting fees which were deferred into phantom stock units and Mr. Losh was late in filing a Form 4 relating to a distribution from the Directors' Deferred Compensation Plan.

PROPOSAL 1—ELECTION OF DIRECTORS

Proposal

The Board of Directors is currently composed of eight directors and divided into three classes. Each year one class of directors stands for election for a three-year term. The term of office for Class II directors, consisting of Dante C. Parrini, John C. van Roden, Jr. and James J. Owens, will expire at the annual meeting.

At the annual meeting, three persons are to be elected as Class II directors to hold a three-year term of office from the date of their election until the 2016 annual meeting or until their successors are duly elected and qualified. The three nominees for election as Class II directors are Dante C. Parrini, John C. van Roden, Jr. and James J. Owens, all of whom are currently directors. Each of the nominees has agreed to serve as a director if elected. Following the annual meeting, the Board will be comprised of eight directors. Pursuant to our Company's Bylaws, no more than 15 persons may serve on the Board. For information on how a shareholder may suggest a person to be a nominee to the Board, see *"How can a shareholder suggest a candidate for election to the Board?"*

Unless earlier terminated due to retirement or resignation, the term of office for Class III directors, consisting of J. Michael Losh, Lee R. Mitau and R. William Van Sant, will expire at the annual meeting in 2014, and the term of office for Class I directors, consisting of Thomas W. Handley and Alfredo L. Rovira, will expire at the annual meeting in 2015. All of the directors except Mr. Parrini, who was appointed during fiscal 2012, were elected to the Board of Directors by the shareholders.

If, for any reason, any nominee becomes unable to serve before the election, the persons designated as proxies will vote your shares for a substitute nominee selected by the Board of Directors. Alternatively, the Board of Directors, at its option, may reduce the number of directors constituting Class II directors.

The Board of Directors recommends a vote FOR election of each of the nominees.

Who are the nominees?

The nominees provided the following information about themselves as of January 31, 2013.

Class II (Term Ending in 2013)

Dante C. Parrini	
Age:	48
Director Since:	2012
Principal Occupation:	Chairman, President and Chief Executive Officer, P.H. Glatfelter Company, a $1.6 billion global supplier of specialty papers and fiber-based engineered materials.
Business Experience:	Mr. Parrini joined P.H. Glatfelter in 1997, and is currently serving as its Chairman, President and Chief Executive Officer. He has served as President and Chief Executive Officer since January 2011, and Chairman of the Board since May 2011. He was previously Glatfelter's Executive Vice President and Chief Operating Officer from 2005 until 2010. Prior to 2005, Mr. Parrini was Senior Vice President and General Manager, a position that he held since January 2003. As a result of his positions at Glatfelter, Mr. Parrini brings a broad range of management experience to our Board. In his different capacities at Glatfelter, he has had responsibility for worldwide operations (including business unit profit and loss), international and domestic sales, marketing, new product development, global supply chain management, information technology and corporate program management.

John C. van Roden, Jr.	
Age:	63
Director Since:	2003
Principal Occupation:	Presiding Director, Airgas, Inc., the largest U.S. distributor of industrial, medical and specialty gases, and hardgoods, such as welding equipment and supplies.
Business Experience:	Mr. van Roden has served as Presiding Director of Airgas since 2010. Previously, he was Chairman of the Board of Airgas, Inc. from September 2010 through August 2011. Prior to this appointment, Mr. van Roden was a private investor. In February 2005, Mr. van Roden was appointed Executive Vice President and Chief Financial Officer of P.H. Glatfelter Company, a global supplier of specialty papers and fiber-based engineered materials, and served in that capacity until January 2007, at which time he became a consultant. Mr. van Roden brings a broad range of management and finance experience to our Board. During the course of his career, Mr. van Roden has held leadership roles in the finance area for a number of public companies, including as the Chief Financial Officer of P.H. Glatfelter Company, Conectiv, LLC (energy) and Lukens, Inc. (specialty steel manufacturer). This expertise, along with his extensive experience serving on the boards of several other public companies provides additional depth to our Board's leadership and governance capabilities. During his ten years of service on our Board, Mr. van Roden has developed extensive knowledge of our Company and its businesses.
Other Directorships:	Mr. van Roden is Presiding Independent Director of Airgas, Inc., and a director of PVR Partners, L.P. and Horsehead Corporation.

James J. Owens	
Age:	48
Director Since:	2010
Principal Occupation:	President and Chief Executive Officer, H.B. Fuller Company.
Business Experience:	Mr. Owens was appointed President and Chief Executive Officer of H.B. Fuller Company in November 2010. Prior to that appointment, he served as Senior Vice President, Americas from January to November 2010 and as Senior Vice President, North America from August 2008 to January 2010. Prior to joining H.B. Fuller Company, Owens served as Senior Vice President of Henkel Corporation, a global manufacturer of home care products, cosmetics, toiletries and adhesives products, from April to August 2008. Mr. Owens spent 22 years with National Starch's adhesives business, a division of ICI (Imperial Chemical Industries Limited), in a variety of management positions, including serving as Corporate Vice President and General Manager (from December 2004 to April 2008), Vice President and General Manager of the Europe/Middle East and Africa adhesives business; Corporate Vice President and General Manager of the North American adhesives business; Business Director for the pressure sensitive and laminating adhesives businesses; Marketing Manager; and Technical Services Manager. As President and Chief Executive Officer of H.B. Fuller Company and through his career-long experience in the adhesives industry, Mr. Owens brings to Board discussions and deliberations his deep knowledge of the industry. In addition, Mr. Owens is the voice of management on the Board.

How can a shareholder suggest a candidate for election to the Board?

The Corporate Governance and Nominating Committee of the Board nominates all candidates for election to the Board. Generally, current directors or third party search firms engaged by the Corporate Governance and Nominating Committee identify candidates for consideration by the Committee. No third party search firm was engaged during fiscal 2012. The Corporate Governance and Nominating Committee will review all nominees to the Board of Directors, including an assessment of a nominee's judgment, experience, independence and such other factors as the Corporate Governance and Nominating Committee concludes are pertinent in light of the Board's needs. The Board of Directors believes that its membership should reflect a diversity of experience, skills, geography, gender and ethnicity. The Board of Directors considers each of these factors when evaluating director nominees and evaluates the makeup of the Board of Directors with regard to these factors on an ongoing basis as it searches for and asks director nominees to join the Board. The Corporate Governance and Nominating Committee will select qualified nominees and review its recommendations with the Board, which will decide whether to invite any nominee to join or stand for re-election to the Board. The Committee will consider candidates recommended by any shareholder using the same criteria set forth above. Recommendations may be sent to the Corporate Governance and Nominating Committee in care of the Corporate Secretary of H.B. Fuller. No shareholder recommended any candidate during fiscal year 2012.

Who are the remaining directors?

The directors not standing for election at the meeting and whose service will continue until the end of their respective terms provided the following information about themselves as of January 31, 2013.

Class III (Term Ending in 2014)

J. Michael Losh	
Age:	66
Director Since:	2001
Principal Occupation:	Private Investor
Business Experience:	Mr. Losh was the interim Chief Financial Officer of Cardinal Health, Inc., a provider of products and services for the health care market, located in Dublin, Ohio, from July 2004 to May 2005. He was the Chairman of Metaldyne Corporation (now a wholly-owned subsidiary of Asahi Tec Corporation), a global designer and supplier of high quality, metal-formed components, assemblies and modules for the transportation industry headquartered in Plymouth, Michigan, from 2000 to 2002. Prior to that position, Mr. Losh was employed by General Motors Corporation from 1964 to 2000. Mr. Losh brings a wealth of global operating, financial and accounting experience through his 36-year career at General Motors, where he held a variety of roles in the United States, Brazil and Mexico, including Chief Financial Officer from 1994 to 2000. Mr. Losh meets all of the criteria to act as our audit committee financial expert. He also contributes extensive audit committee and corporate governance expertise, gained through his service on several other public company boards. During his twelve years of service on our Board, Mr. Losh has developed an in-depth knowledge of our company and its businesses. He has been Chair or Co-Chair of the Audit Committee since 2003. The Board of Directors has determined that Mr. Losh is an audit committee financial expert as that term is defined under the rules of the SEC.
Other Directorships:	Prologis, Inc., AON Corporation, CareFusion Corporation, MASCO Corporation, and TRW Automotive Holdings Corporation. In addition to H.B. Fuller's Audit Committee, Mr. Losh serves on the audit committees of Prologis, Inc., AON Corporation, CareFusion Corporation, MASCO Corporation and TRW Automotive Holdings Corporation. The Board of Directors of H.B. Fuller has determined that such simultaneous service does not impair Mr. Losh's ability to effectively serve on our Audit Committee. This determination reflects Mr. Losh's experience and understanding of financial statements, accounting principles and controls and audit committee functions gained throughout his professional career, and his availability to devote time and attention to his service on each committee.

Lee R. Mitau	
Age:	64
Director Since:	1996, Chairman of the Board since December 2006.
Principal Occupation:	Executive Vice President and General Counsel, U.S. Bancorp, a bank holding company headquartered in Minneapolis, Minnesota.
Business Experience:	Mr. Mitau has been Executive Vice President and General Counsel of U.S. Bancorp since 1995. He will retire from U.S. Bancorp on March 1, 2013. Mr. Mitau serves as Chairman of the H.B. Fuller Board, Chair of our Corporate Governance and Nominating Committee and as a member of our Compensation Committee, and has extensive public company legal and governance expertise. He is widely recognized as an expert in the area of corporate governance, and is a highly regarded and sought after speaker in this discipline. He has gained expertise in the areas of corporate governance, corporate finance and mergers and acquisitions through his career as a practicing attorney with a global law firm, where he headed the firm's corporate and securities practice, and as the Executive Vice President, General Counsel and Secretary of U.S. Bancorp. In addition, since 1990, Mr. Mitau has served on the board of Graco Inc., where he is currently Chairman of the Board. During his seventeen years of service on our Board, Mr. Mitau has developed an in-depth knowledge of our Company and its businesses. Mr. Mitau's unique combination of experiences makes him particularly well-qualified to serve as our Chairman.
Other Directorships:	Mr. Mitau is Chairman of the Board of Graco Inc.

R. William Van Sant	
Age:	74
Director Since:	2001, Vice Chairman of the Board since 2011.
Principal Occupation:	Operating Partner, Stone Arch Capital, LLC, a private equity fund based in Minneapolis, Minnesota.
Business Experience:	Mr. Van Sant joined Stone Arch Capital, LLC as an Operating Partner in January 2008. He served as President and Chief Executive Officer of Paladin (a Dover Company), a manufacturer of heavy-duty construction products headquartered in Cedar Rapids, Iowa, from August 2006 to December 2007, and he served as Chairman at Paladin from July 2005 to August 2006. In addition, he previously served as Chairman and Chief Executive Officer of Paladin from October 2003 to July 2005. Mr. Van Sant was an Operating Partner of Norwest Equity Partners, a leveraged buyout capital firm headquartered in Minneapolis, Minnesota, from 2001 to August 2006. Mr. Van Sant also served in a variety of roles in his nearly 30-year career at John Deere Company. Mr. Van Sant brings to our Board his expertise in management, finance and manufacturing operations, experience he has acquired over many years as a director, chairman or chief executive officer with a variety of manufacturing companies, including Graco Inc. (where he serves on the Audit and Governance Committees), Paladin, Nortax Inc., Lukens, Inc., Blount Inc. and Cessna Aircraft Company. Mr. Van Sant also brings a wealth of merger and acquisition and governance experience to our Board. Mr. Van Sant was appointed Vice Chairman of our Board of Directors in July 2011. In addition, Mr. Van Sant has gained a detailed understanding of our company and its businesses through his service on our Board during the past twelve years.
Other Directorships:	Mr. Van Sant is a director of Graco Inc.

Class I (Term Ending in 2015)

Thomas W. Handley	
Age:	58
Director Since:	2010
Principal Occupation:	President and Chief Operating Officer of Ecolab Inc., a $11 billion dollar global company delivering water, hygiene and energy technologies and services that provide and protect clean water, safe food, abundant energy and health environments, located in St. Paul, Minnesota.
Business Experience:	Mr. Handley has been with Ecolab Inc. since August 2003. Prior to his appointment as President and Chief Operating Officer of Ecolab Inc., he served as Senior Executive Vice President and President of Global Food & Beverage, Textile Care, Supply Chain and Asia Pacific Latin America from September 2009 to September 2012, and from September 2009 to December 2010 he served as Executive Vice President and President of Global Food & Beverage Sector. Mr. Handley served as President – Industrial and Services North America Sector from December 2007 to August 2009 and as Executive Vice President – Industrial Sector from April 2006 to November 2007. Prior to this he served as Executive Vice President of the Specialty and Services Sector from January 2004 to March 2006 and as Ecolab's Senior Vice President of Strategic Planning from August to December of 2003. Before joining Ecolab, he held various management positions with The Procter & Gamble Company (P&G) from 1981 to 2003, including serving as Vice President and General Manager for P&G's paper products businesses in Japan and Korea and as a Vice President for Strategic Planning and Marketing of the Global Feminine Care business. Mr. Handley also managed various businesses in Mexico and Latin America for P&G. Mr. Handley brings a valuable operating perspective to our Board due to his broad experience in a variety of markets and businesses both domestically and internationally while at P&G and Ecolab. He also has experience with increasing Ecolab's presence in new markets, something which is critical to H.B. Fuller's growth strategy. In addition, Mr. Handley has governance experience in a variety of settings, both from a management perspective at Ecolab and as a board member of several non-profit organizations and foundations.

Alfredo L. Rovira	
Age:	67
Director Since:	2003
Principal Occupation:	Senior partner of the law firm of Brons & Salas, Abogados and Co-Chair of the Corporate Law Department of that firm, located in Buenos Aires, Argentina.
Business Experience:	Mr. Rovira has been associated with Brons & Salas since 1970, served as managing partner from April 1992 through May 2012, and he has served as Chairman from 1984 until April 1992 and later as Co-Chair (since April 1992) of the Corporate Law Department. Mr. Rovira has extensive experience as a recognized legal expert in the areas of corporate, securities and merger and acquisition law. He also has extensive experience as an arbitrator involving both domestic and multinational companies. In addition, Mr. Rovira is a Professor of Business Law at the University of Buenos Aires School of Law. Mr. Rovira brings a global perspective to our Board and his experience is especially valuable as it relates to our Latin America businesses, for which he served as outside legal counsel in Argentina for several years prior to his joining the Board. During his tenure on our Board and in combination with his years of service as the company's Argentina legal counsel, Mr. Rovira has developed an in-depth knowledge of our company and its businesses.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board, upon recommendation of the Corporate Governance and Nominating Committee, has adopted Corporate Governance Guidelines, which summarize many of the corporate governance principles that the Board follows in governing H.B. Fuller. The guidelines are available for review on our website (www.hbfuller.com), in the "*Governance*" section of the Investor Relations page.

Code of Business Conduct

We have a Code of Business Conduct applicable to all of our directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of this Code of Business Conduct is available for review on our website (www.hbfuller.com), in the "*Governance*" section of the Investor Relations page.

Communications with Directors

Any shareholder may contact the Board, independent directors as a group, any committee or an individual director, by mailing a letter addressed to the Board, independent directors, committee or individual director in care of the Corporate Secretary. The Corporate Secretary reviews all communications, and after ascertaining whether such communications are appropriate to the duties and responsibilities of the Board, will forward such correspondence to the directors for their information and consideration. The Board has requested that the Corporate Secretary not forward the following types of communications to the Board: general solicitations for business or products; job applications or resumes; and any other communication that does not relate to the responsibilities of the Board.

Director Independence

Pursuant to our Corporate Governance Guidelines and the listing standards of the New York Stock Exchange ("NYSE"), the Board has determined that all current Board members, other than Mr. Owens, are independent. No director is considered independent unless the Board affirmatively determines that such director has no material relationship with H.B. Fuller. In assessing the materiality of any person's relationship with H.B. Fuller, the Board considers all relevant facts and circumstances, including not only direct relationships between H.B. Fuller and each director but also any relationships between H.B. Fuller and any entity with which a director is affiliated.

The Board of Directors reviewed certain transactions between H.B. Fuller and our directors and entities with which they are affiliated and determined that they were made or established in the ordinary course of business and that the directors had no direct or indirect material interest in the transactions. Mr. Mitau, Ms. Chugg and Mr. Handley recused themselves from this review and determination as it related to the entities with which they are affiliated. The Board considered lending, trustee and credit card services between the Company and U.S. Bank, the holding company of which Lee R. Mitau is the Executive Vice President and General Counsel. The Board also considered customer-supplier transactions between: (i) the Company and General Mills, Inc. of which Juliana Chugg is a Senior Vice President, and (ii) the Company and Ecolab Inc., of which Mr. Handley is Senior Executive Vice President. After consideration of these relationships, the Board of Directors determined that the directors had no direct or indirect material interest in the transactions. In addition, the dollar amounts involved in the transactions with U.S. Bank, General Mills, Inc. and Ecolab Inc. fall below the thresholds set by the NYSE for director independence. Ms. Chugg served on the Board of Directors during fiscal year 2012 and in fiscal year 2013 until her resignation from the Board of Directors on January 24, 2013.

Meetings of the Board and Board Committees

Directors are expected to attend the Annual Meeting of Shareholders and all meetings (including teleconference meetings) of the Board and each committee on which they serve. During the 2012 fiscal year, the Board held seven scheduled meetings. The directors attended greater than 75% of the meetings of the Board and Board committees on which the directors served during the 2012 fiscal year. In addition, all of the directors attended our Annual Meeting of Shareholders held on April 12, 2012.

What are the roles of the Board's committees?

The Board of Directors is responsible for the overall affairs of H.B. Fuller. The Board conducts its business through meetings of the Board and three standing committees: Audit; Compensation; and Corporate Governance and Nominating. The Board has adopted a written charter for each committee. The charters for each of these committees are available for review on our website (www.hbfuller.com) in the "*Governance*" section of the Investor Relations page. Information regarding the three standing committees is set forth below. When necessary, the Board may also establish ad hoc committees to address specific issues.

Audit Committee

J. Michael Losh (Chair)
Dante C. Parrini
Thomas W. Handley
Alfredo L. Rovira

Number of Meetings in fiscal year 2012: Thirteen

Functions: The Audit Committee appoints the independent registered public accounting firm to audit our consolidated financial statements, oversees the audit and the independence and performance of our independent registered public accounting firm, determines and pre-approves the type and scope of all audit, audit-related and non-audit services provided by our independent registered public accounting firm, oversees our internal audit function, reviews the performance of our retirement plans and reviews the annual audited consolidated financial statements, accounting principles and practices and the adequacy of internal controls. In addition, the Audit Committee reviews the Company's risk management policies and procedures to assess their adequacy and appropriateness in the context of the Company's business and operating environment. This Committee also monitors compliance with our Code of Business Conduct and our Policy and Procedures Regarding Transactions with Related Persons.

All of the members of the Audit Committee are considered independent as that term is defined by our Corporate Governance Guidelines, the listing standards of the NYSE and the applicable rules and regulations of the SEC. The Board of Directors has also determined that Mr. J. Michael Losh satisfies the requirements of an audit committee financial expert as such term is defined under the rules and regulations of the SEC. The Audit Committee Report for fiscal year 2012 is included in this Proxy Statement.

Ms. Juliana Chugg served on the Audit Committee during fiscal year 2012 and in fiscal year 2013 until her resignation from the Board of Directors on January 24, 2013.

Compensation Committee

R. William Van Sant (Chair)
Lee R. Mitau
John C. van Roden, Jr.
Thomas W. Handley
Dante C. Parrini

Number of Meetings in fiscal year 2012: Five

Functions: The Compensation Committee establishes overall compensation programs and practices for executives and reviews and approves compensation, including salary, incentive programs, stock-based awards, retirement plans, perquisites and other supplemental benefits, employment agreements, severance agreements, change in control provisions and other executive compensation items for our executive officers. The Compensation Committee monitors the competitiveness, fairness and equity of our retirement plans and administers our stock-based compensation plans and individual awards.

The Compensation Committee annually reviews and approves compensation for our non-employee directors including retainers, fees, stock-based awards, and other compensation and expense items.

The Compensation Committee may delegate its authority to the Chair of the Compensation Committee to accelerate vesting of outstanding awards. The Committee intends this delegation of authority to be for situations of retirement or termination, and where it is impractical to obtain participation by all Committee members.

The Compensation Committee may use outside compensation consultants to provide compensation advice, competitive survey data and other reference market information related to trends and competitive practices in executive compensation. Beginning in April 2010, the Compensation Committee hired Buck Consultants, LLC, a wholly owned subsidiary of Xerox Corporation, to provide ongoing advice and information regarding design and implementation of the Company's executive compensation programs as requested by the Compensation Committee.

The Compensation Committee retained Buck Consultants to be its independent compensation consultant due to their independence and industry experience. Buck Consultants advises the Committee on director and executive compensation, but does no other work for the Company. The Company uses Towers Watson for actuarial, benefits, medical plan and employee engagement survey consulting services. During fiscal 2012, we purchased broad-based market compensation survey information from Towers Watson and Hewitt Associates. See discussion in the "*Compensation Discussion and Analysis"* section of this Proxy Statement.

The Compensation Committee believes that Buck Consultants provided candid, direct and objective advice to the Compensation Committee. To ensure independence:

- The Compensation Committee directly hired and has the authority to terminate Buck Consultants
- Buck Consultants is engaged by and reports directly to the Compensation Committee and its chairman
- None of the members of the Compensation Committee have a business or personal relationship with the Buck Consulting consultant with whom the Committee works, outside of work he provides for the Compensation Committee. The consultant does not have any business or personal relationship with any executive officer of the Company and he does not own any stock in the Company.
- The amount of fees that Buck Consultants receives for work performed for the Company is de minimis as a percentage of Buck Consultants' annual revenue
- Buck Consultants does only work for the Compensation Committee that falls within the scope of work of the service agreement. No other work will be initiated without the Committee's approval.

- Buck Consultants has direct access to all members of the Compensation Committee during and between meetings
- No employee of Buck Consultants works for the Company
- The Compensation Committee has approved direct interaction between Buck Consultants and management; however; these interactions are generally limited to discussions on behalf of the Compensation Committee and information that is presented to the Compensation Committee for approval

In addition, the Compensation Committee has assessed the independence of Buck Consultants pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Buck Consultants or the individual advisor employed by Buck Consultants with whom we work from independently representing the Compensation Committee.

A representative of Buck Consultants generally attends Compensation Committee meetings to serve as a resource for the Compensation Committee. In order to encourage independent review and discussion of executive compensation matters, the Compensation Committee and the committee chair may request meetings with the independent compensation consultant in executive session without management present.

During fiscal 2012, the Compensation Committee asked Buck Consultants to conduct a review and analysis of non-employee director compensation. Buck Consultants presented information regarding director compensation to the Compensation Committee, provided a market data report on director compensation and presented its findings and recommendations for discussion. Buck Consultants provided these services and reported directly to the Compensation Committee Chair.

All of the members of the Compensation Committee are considered independent as that term is defined by our Corporate Governance Guidelines and the listing standards of the NYSE. The Compensation Committee Report for fiscal year 2012 is included in this Proxy Statement.

Ms. Juliana Chugg served on the Compensation Committee during fiscal year 2012 and in fiscal year 2013 until her resignation from the Board of Directors on January 24, 2013.

Corporate Governance and Nominating Committee

Lee R. Mitau (Chair)
Alfredo Rovira
R. William Van Sant
J. Michael Losh
John C. van Roden, Jr.

Number of Meetings in fiscal year 2012: Four

Functions: The Corporate Governance and Nominating Committee reviews matters of corporate governance, including our organizational structure and succession planning. This Committee evaluates and recommends new director nominees and evaluates each current director prior to nominating such person for re-election. The Corporate Governance and Nominating Committee reviews a director's continued service if a director's occupation changes during his or her term. This Committee also evaluates the performance of the Chairman of the Board, the President and Chief Executive Officer, and the directors, and makes recommendations to the Board regarding any shareholder proposals.

The Corporate Governance and Nominating Committee considers shareholder recommendations for potential director nominees. See *"How can a shareholder suggest a candidate for election to the Board?"*

All of the members of the Corporate Governance and Nominating Committee are considered independent as that term is defined by our Corporate Governance Guidelines and the listing standards of the NYSE.

Board's Role in Oversight of Risk

In General

The Board believes that effective enterprise risk management must be an integral part of Board and Committee deliberations and activities throughout the year. As part of the enterprise risk management, the Board engages in the following activities throughout the fiscal year:

- The full Board of Directors reviews the Company's enterprise risk management process and a comprehensive assessment of key financial, operational and strategy risks identified by management, as well as mitigating practices.
- The full Board of Directors discusses risks related to the Company's annual financial plan and budget each fiscal year and risks related to the Company's strategy at meetings where the strategy is presented and reviewed.
- The Board of Directors also encourages management to promote a corporate culture that integrates risk management into the Company's strategy and day-to-day business operations in a way that is consistent with the Company's targeted risk profile.
- Each committee conducts its own risk assessment and management activities throughout the year (some of which are highlighted in the section on Board committees above), and reports its conclusions to the Board.

Through these processes, the Board oversees a system to identify, assess and address material risks to the Company on a timely basis. In fiscal year 2011, management conducted a comprehensive review of our enterprise risk management activities. As a result of this review, additional resources were committed to the risk management program and focus was put on the highest risk areas. Audits and action plans for some of these high risk areas were implemented during fiscal year 2012. Also, due to the Forbo acquisition during fiscal year 2012, resources were focused on the execution and integration risks related to this acquisition. In addition, the Board's leadership structure, as described below in the section titled "*Board Leadership Structure*" supports its role in risk oversight. The Company presently has a separate Chairman of the Board and Chief Executive Officer. When those positions are combined, we have an independent Presiding Director. We have strong independent directors chairing each of our Board Committees, all of which are involved in risk oversight, and there is open communication between management and the non-employee directors.

Risk Assessment of Compensation Programs

In fiscal year 2012, management conducted a risk assessment of the Company's policies and programs relating to the compensation of employees, including those that apply to our executive officers, with a focus on those programs that had changed from the prior fiscal year review. The format of this review was similar to that conducted in the prior fiscal year which was discussed with and approved by the Compensation Committee. This year's risk assessment included the review of the compensation programs for employees acquired as part of the global industrial adhesives business of Forbo Group. These programs were reviewed, with controls put in place to validate payouts under incentive plans. Employees acquired through the acquisition transitioned, or will transition, to the H.B. Fuller compensation programs within six to twelve months of the completion of the acquisition in March 2012.

Management discussed the findings of the risk assessment review with the Compensation Committee. Based on the assessment, the Company believes that its compensation policies and practices create an appropriate balance among our base salary compensation, short-term incentive compensation and long-term incentive compensation, thereby reducing the possibility of imprudent risk-taking. The Compensation Committee does not believe our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

Board Leadership Structure

Our Corporate Governance Guidelines provide that the Board of Directors has no policy with respect to the separation of the offices of Chairman and Chief Executive Officer. Separation of these offices is an issue that is to be addressed as part of the Company's succession planning. When the Chairman and Chief Executive Officer are separate offices, the Chairman will serve as the Presiding Director. However, when the Chief Executive Officer also holds the position of Chairman, a Presiding Director will be appointed by the Board to further the achievement of a strong, independent Board with an appropriate balance between the Board and the Chief Executive Officer. In such cases, the Chair of the Corporate Governance and Nominating Committee shall serve as the Presiding Director.

Mr. Mitau has served as our independent Chairman of the Board since December 2006 and, in this capacity, has acted as the Presiding Director at Board of Director meetings and during executive sessions of the non-management directors. Our Board has separated the roles of Chairman of the Board and Chief Executive Officer since 2006 because our current Chief Executive Officer and our previous Chief Executive Officer both had limited public company chief executive officer experience at the time of each of their elections to the Board. Mr. Mitau serves as the Chairman of the Board of Graco Inc. and has significant public company experience. The Chief Executive Officer, in consultation with the Chairman, establishes the agenda for each Board meeting. At the beginning of each fiscal year, the Chairman also publishes a schedule of topics to be discussed. During fiscal 2011, the Board also elected Mr. Van Sant as Vice Chairman of the Board. In this role, he provides special assistance, oversight and guidance to the Chairman of the Board in performing the duties of the Chairman and he provides counsel to the Chief Executive Officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has a written policy and procedures for the review, approval or ratification of transactions with executive officers, directors and nominees for director and their immediate family members. In general, the policy provides that certain transactions with these related persons and their immediate family members and certain transactions with any person who is a security holder known to us to be the beneficial owner of more than five percent of any class of our stock, are subject to the review, approval and/or ratification of the disinterested members of the Audit Committee. If ratification of a transaction is not forthcoming, management must make all reasonable efforts to cancel or annul that transaction. If a transaction with a related party is entered into without the pre-approval of the Audit Committee, it shall not be deemed to violate these policies and procedures, or be invalid or unenforceable, so long as the transaction is brought to the Audit Committee for ratification as promptly as reasonably practical after it is entered into or brought to the Company's attention. All executive officers and directors of H.B. Fuller are informed in writing on an annual basis of these policies and procedures. The Audit Committee may use any process and review any information that it determines is reasonable in order to determine if a transaction is fair and reasonable and on terms no less favorable to H.B. Fuller than could be obtained in a comparable arm's length transaction with a third party unrelated to H.B. Fuller.

In addition, on an annual basis, each of our directors and executive officers completes a questionnaire and discloses information regarding entities with which they and their immediate family members are affiliated. Any person nominated for election as a director must complete a questionnaire no later than the date he or she becomes a member of the Board of Directors. Any person who becomes an executive officer must complete a questionnaire as soon as reasonably practicable thereafter.

Our Audit Committee annually reviews all transactions and relationships disclosed in the director and officer questionnaires and approves or ratifies, as applicable, any transactions with related persons. The Board of Directors makes a formal determination regarding each director's independence.

During fiscal year 2012, we had transactions, arrangements and relationships with entities with which some of our related persons, specifically certain of our directors, are affiliated. However, in accordance with the procedures in the Company's policy, the Audit Committee determined that those related persons had no direct or indirect material interest in those transactions, arrangements and relationships.

DIRECTOR COMPENSATION

The form and amount of compensation for each director is determined and reviewed at least annually by the Compensation Committee. Such compensation reflects the practices of boards of similar public companies and is comprised of cash and H.B. Fuller Common Stock (or its equivalents). Similar to our executive compensation policy, the practice of generally aligning to the market median/ 50th percentile also applies to our director compensation.

2012 Review of Director Compensation

The Compensation Committee uses Buck Consultants, LLC, a wholly owned subsidiary of Xerox Corporation, to provide ongoing advice and information regarding design and implementation of the Company's executive and director compensation programs as requested by the Compensation Committee. See further discussion regarding the Compensation Committee's independent consultant under the heading "*Compensation Committee*" in the Corporate Governance section in this Proxy Statement. At its June 2012 meeting, the Compensation Committee reviewed a market analysis conducted by Buck Consultants relating to director compensation, including annual board retainers, board meeting fees, committee meeting fees, committee chair retainers and annual stock-based awards. The market analysis included our peer group (see section titled "*Executive Compensation – Compensation Discussion and Analysis – Competitive Market—Peer Group Data*" in this Proxy Statement), a subset of our peer group with revenues under $4 billion, Buck Consultants Board of Director Report (which includes 396 companies), PWC's Annual Corporate Director Survey (which includes 860 companies) and NACD's Director Compensation (which includes 1400 companies).

After a review of the market comparison data, the Compensation Committee decided to eliminate Board and Committee meeting fees (including travel day reimbursement) and, in lieu of paying meeting fees, increased the Board retainers to the amounts described below. The movement away from a retainer and meeting fees to an annual retainer is considered a best practice being adopted by a growing number of companies. Additionally, the Committee Chair retainers were increased to generally align to the market median. These changes were effective September 2, 2012. Finally, the Compensation Committee approved increasing the Board member annual equity award to $80,000, which will be divided by the fair market value of our Common Stock on the applicable grant date to establish the number of shares or units awarded.

Effective September 2, 2012, the Company's Compensation Committee approved changes to the compensation paid to the Company's non-employee directors as set forth in the following table:

Compensation	Fiscal Year 2012 Through 9/01/12	Effective 9/02/12
Annual Cash Retainers		
Board Member	$40,000	$75,000
Non-Executive Chairman	$70,000	$70,000
Non-Executive Vice Chairman	$30,000	$30,000
Audit Committee Chair	$10,000	$20,000
Compensation Committee Chair	$ 7,500	$12,000
Corporate Governance and Nominating Committee Chair	$ 7,500	$12,000
Cash Meeting Fees		
Board Meeting	$ 1,000	—
Committee Meeting (in person or telephonic)	$ 1,000	—
Committee Meeting (ad-hoc telephonic meeting)	$ 500	—
Equity Awards		
Annual Award of Restricted Common Stock or Common Stock units	valued at $70,000	valued at $80,000
One-time Initial Award of Restricted Stock	1,300 shares	1,300 shares

These changes align the total compensation for H.B. Fuller Board members to market rates. Specifically, based on survey and peer data, the total compensation for a typical director is now in the range of 92-102% of market median. A typical director is defined as a director who serves on both the Audit and Compensation Committees, but is not the chair of either committee.

Cash Fees

The fees paid to our non-employee directors are set forth in the table above. Mr. Owens, our President and Chief Executive Officer, does not receive separate compensation for serving as a director or for attendance at any meeting.

Expense Reimbursement

We also reimburse each director for any out-of-pocket expenses related to attendance at any meeting or arising from other H.B. Fuller business.

Equity Awards

In addition to the board and chair retainers described above, the Board believes it is important that each director have an economic stake in our Common Stock. As a result, the Compensation Committee typically makes an annual grant of shares of restricted Common Stock or an award of Common Stock units to each non-employee director. On June 26, 2012, the Compensation Committee made a discretionary award of 2,575.66 Common Stock units to each non-employee director under the H.B. Fuller Company Directors' Deferred Compensation Plan ("DDCP"). This plan is described below. For this award, the Committee approved an award value of $80,000 per director (based on a review of market data), which was divided by the fair market value of our Common Stock on the date of grant to determine the number of units awarded.

In addition, each non-employee director typically receives a one-time grant of restricted H.B. Fuller Common Stock (or its equivalent) upon his or her initial election to the Board. These Common Stock (or its equivalent) awards are granted under our 2009 Director Stock Incentive Plan, which is described below. In general, these shares vest three years from the date of grant subject to continued service during that period.

Directors' Deferred Compensation Plan

Under this plan, directors may elect to defer all or a percentage of their board and chair retainers. Deferred amounts are credited with gains and losses based on the performance of certain mutual funds or H.B. Fuller Common Stock as elected by the director prior to deferring any fees. Directors who elect their retainers to be deferred into H.B. Fuller Common Stock units as an investment are credited with phantom stock units that will be paid out in shares of Common Stock. Phantom stock units are credited with dividend equivalents equal to the amount of dividends, if any, paid on an equal number of shares of H.B. Fuller Common Stock. The dividend equivalents are converted into additional phantom stock units based on the fair market value of H.B. Fuller Common Stock on the dividend payment date. If a participant elects to defer retainers into the H.B. Fuller Common Stock account in this plan, we make a 10% matching contribution of additional phantom stock units to the amount invested in H.B. Fuller Common Stock by the director. The phantom stock units credited to the directors' accounts do not have voting rights. In addition, the Compensation Committee may make discretionary contributions to a participant's H.B. Fuller Common Stock account under this plan. As described above, during fiscal year 2012, the Committee exercised this discretion and awarded each non-employee director 2,575.66 Common Stock units under this plan.

Any amounts deferred under this plan are paid in shares of Common Stock or cash (depending on the election made by the director) at the earliest to occur of:

- The later of the date of the director's retirement (that is, the date of resignation or removal from the Board (or the end of the director's elected term) or such other date as elected and specified by the director, which is subject to approval by the Compensation Committee and is made only at the time of the director's initial elections and is irrevocable;
- disability;
- death;
- the date of a change in control of H.B. Fuller; or
- the date of termination of the plan.

2009 Director Stock Incentive Plan

Under this plan, we may issue to non-employee directors restricted stock, restricted stock units, options, stock appreciation rights, performance awards or other stock-based awards. In addition, shares of H.B. Fuller Common Stock are issued under this plan to satisfy any requirements under the DDCP. The Compensation Committee determines the type, amount and other terms and conditions of any awards under this plan.

Physical Examinations

Non-employee directors are reimbursed for an annual physical examination and related expenses. In fiscal year 2012, only John van Roden, Jr. received reimbursement for a physical examination.

Matching Gifts to Educational, Arts and Cultural Organizations Program

Under this program, we match a non-employee director's contributions (up to $1,000) to eligible educational, arts and cultural institutions. These amounts are shown in the "*All Other Compensation*" column of the *"Director Compensation Table"* in this Proxy Statement.

Director Compensation Table – Fiscal Year 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[2]	All Other Compensation ($) [3]	Total ($)
Juliana L. Chugg[4]	66,750	80,000	—	—	146,750
Thomas W. Handley [5]	66,750	80,000	—	7,114	153,864
J. Michael Losh [6]	78,750	80,000	—	9,375	168,125
Lee R. Mitau [7]	140,375	80,000	—	15,038	235,413
Dante C. Parrini	18,750	43,160	—	111	62,021
Alfredo L. Rovira	64,750	80,000	—	—	144,750
John C. van Roden, Jr.	62,250	80,000	743	26,246	169,239
R. William Van Sant[8]	100,375	80,000	—	11,038	191,413

(1) The amounts in this column are calculated based on the fair market value of our Common Stock on the date the award was made in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). Each non-employee director, except for Mr. Parrini, received an award of 2,575.66 Common Stock units on June 26, 2012 with a grant date fair value of $80,000. Mr. Parrini received a grant of 1,300 shares of restricted stock on September 25, 2012.

The aggregate number of shares of restricted H.B. Fuller Common Stock and deferred stock units held by each non-employee director as of December 1, 2012 were as follows:

Name	Shares of Restricted Stock (#)	Deferred Common stock Units (#)
Juliana L. Chugg	-0-	16,869
Thomas W. Handley	1,341	14,634
J. Michael Losh	-0-	70,923
Lee R. Mitau	-0-	114,489
Dante C. Parrini	1,304	-0-
Alfredo Rovira	-0-	29,123
John C. van Roden, Jr.	-0-	20,680
R. William Van Sant	-0-	65,135

No non-employee director held any stock options as of December 1, 2012.

(2) Amount reported represents the amount of interest accrued during the fiscal year on the director's account in the Directors' Deferred Compensation Plan that exceeded 120% of the applicable federal long-term rate.

(3) These amounts represent the following: for Mr. Handley, dividends paid on unvested restricted stock and a 10% company match pursuant to the DDCP, in the amount of $6,675; for Mr. Losh, a 10% company match pursuant to the DDCP, in the amount of $8,375, and a matching gift by H.B. Fuller to a qualified educational institution of $1,000; for Mr. Mitau, a 10% company match pursuant to the DDCP in the amount of $14,038 and a matching gift by H.B. Fuller to a qualified educational institution of $1,000; for Mr. Parrini, dividends paid on unvested restricted stock; for Mr. van Roden, a matching gift by H.B. Fuller to a qualified educational institution of $1,000, a director physical of $11,163, travel and related expenses of $1,372 and a related gross up of $12,711; and for Mr. Van Sant, a 10% company match pursuant to the DDCP in the amount of $10,038 and a matching gift by H.B. Fuller to a qualified arts or cultural institution of $1,000.

(4) Ms. Chugg served on the Board of Directors during fiscal year 2012 and in fiscal year 2013 until her resignation from the Board of Directors on January 24, 2013.

(5) Mr. Handley elected to receive 100% of his annual retainer and meeting fees in Common Stock units in lieu of cash. That election resulted in the conversion of $66,750 into 2,625 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

(6) Mr. Losh elected to receive 100% of his annual retainer and meeting fees in Common Stock units in lieu of cash. That election resulted in the conversion of $78,750 into 3,045 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

(7) Mr. Mitau elected to receive 100% of his annual retainer and meeting fees in Common Stock units in lieu of cash. That election resulted in the conversion of $140,375 into 5,175 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

(8) Mr. Van Sant elected to receive 100% of his annual retainer and meeting fees in Common Stock units in lieu of cash. That election resulted in the conversion of $100,375 into 3,752 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

Stock Ownership Guidelines

We have and maintain goals for stock ownership by all non-employee directors. Our goal for director stock ownership is five times the annual board retainer within five years of becoming a director. A review of director stock ownership was conducted using June 30, 2012 stock values. At the time of this review, all directors had met or exceeded this goal. Mr. Parrini was not included in this review since he became a director in September 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes the material elements of compensation awarded to each of our executive officers listed in the Summary Compensation Table in this Proxy Statement (the "named executive officers"). This discussion and analysis focuses on the information contained in the tables and accompanying footnotes and narrative for fiscal year 2012 which follow this Compensation Discussion and Analysis. We discuss compensation actions taken during fiscal years 2011 and 2013 to the extent they enhance the understanding of our executive compensation program for fiscal year 2012.

Elements of Executive Compensation. We use base salary, a short-term incentive program and a long-term incentive program with equity grants to attract and motivate our executive officers to achieve results that are in the long-term best interests of our shareholders. We generally align to the market median for the three main elements of compensation, and we review these elements each year. The emphasis on short-term and long-term incentive compensation reflects our pay-for-performance philosophy.

Fiscal 2012 Business Results. Our focus is to accelerate growth based on three main strategies:

- to grow organically by targeting our growth efforts on specific segments where we see opportunity for competitive strength;
- to manage margins by not allowing growth to come at the expense of margins; and
- to make acquisitions where and when they support our strategy.

We measure our success in these areas in large part by the metrics in our short-term incentive program. Organic revenue is a measure that focuses on our growth without taking into account acquisitions or foreign currency fluctuations. Operating income is a measure of operational effectiveness and profitability, and earnings per share is an overall measurement profitability and of the effectiveness of the three strategies listed above. Our focus in these three areas contributed to above target payouts in our short-term incentive program. Overall, in fiscal year 2012, the Company performed as follows:

- Organic revenue grew by 6.2 percent year over year (when adjusted for an extra week in fiscal 2011), marking the third straight year of organic growth in the 6 to 10 percent range.
- Operating income increased 42 percent year-over-year.
- Adjusted diluted earnings per share ("EPS") from continuing operations grew 28% year–over-year.
- Earnings before taxes, depreciation and amortization ("EBITDA") improved to $220 million and EBITDA margins improved to 11.7 percent.

As noted above, we exceeded our budgeted expectations with regard to operating income, EPS and EBITDA (EBITDA is defined under the heading "*Fiscal 2012 Compensation Actions*" below). We did not exceed our budgeted expectations with regard to organic revenue. Even though the target was not met for all metrics, the threshold level was met for all metrics in our short-term incentive program as applied to our named executive officers.

In the face of integration of the Forbo acquisition, the divestiture of our Central American Paints business, the acquisition of Engent, Inc. and the opening of a manufacturing plant in Pune, India, we delivered on our commitments toward our 2015 strategic plan. Finally, for the 43rd consecutive year, we implemented an increase in the amount of quarterly dividends we pay to shareholders, with a 13 percent increase this year.

The achievements in the financial metrics discussed above resulted in short-term incentive payouts for our CEO of 115% of target and an average of 116% of target for our other named executive officers. Our short-term incentive plan is a key way we link pay for performance to compensation for our named executive officers.

Please also see "*Management's Discussion and Analysis of Financial Conditions and Results of Operations*" section in our Annual Report on Form 10-K for more information on our fiscal 2012 financial performance.

The above discussion contains non-GAAP financial measures. See "*Non-GAAP Financial Measures*" in Annex A to this Proxy Statement for a reconciliation of these non-GAAP financial measures to GAAP results.

Fiscal 2012 Compensation Actions. In setting the financial metrics for our short-term incentive program for fiscal year 2012, our Compensation Committee reviewed company performance expectations and budgeted targets. For our CEO, the annual short-term incentive award targets were set based on predetermined ranges for the achievement of the established performance measures, including EPS, organic revenue and EBITDA. For the other named executive officers, the annual short-term incentive award targets were set based on predetermined ranges for the achievement of the established performance measures, including EPS, organic revenue and operating income. The targets that were set were considered to be challenging, but achievable. See section below titled "*Analysis of Fiscal 2012 Short-Term Incentive Awards*" for a description of the targets and actual results.

In addition, long-term incentive awards granted in January 2012 ranged from 100% to 110% of target value for all named executive officers in recognition of continued progress on our long-term financial goals and strategic objectives.

Changes to Our Executive Compensation Program In September 2011, the Compensation Committee reviewed the financial metrics in the short-term incentive plan and the weighting of those metrics. In order to reduce the number of metrics and simplify the plan, net working capital was eliminated as a financial metric. In addition, the threshold level for the organic revenue metric was increased from 85% of target to 90% of target to provide a more challenging level of performance. The superior level of performance for the organic revenue metric was increased from 110% to 115% of target. Again, this change was made to increase the level of performance needed to attain a maximum payout. For the CEO, EBITDA was used in place of operating income due to the challenges of establishing an accurate operating income target before the close of the Forbo acquisition. Finally, the composite metrics for named executive officers in corporate positions were eliminated and replaced with overall H.B. Fuller Company organic revenue and operating income metrics. This change also increases the transparency and understanding of the plan.

Executive Compensation "Best Practices." The Company's compensation program also includes several best practices, such as:

- a policy regarding "clawbacks" of executive and key manager incentive compensation which allows the Compensation Committee the discretion to claw back incentive-based compensation in the event that there is a material restatement of the Company's financial statements or in the event of misconduct by an executive officer or key manager (adopted in November 2012);

- a prohibition on hedging, pledging and certain other transactions in the Company stock by directors and certain executive officers, including all of the named executive officers (adopted early fiscal 2013);
- an emphasis on long-term equity awards to align the executives' interests with long-term goals and shareholder interests, with the CEO's long-term equity grant including a performance-based vesting restriction;
- a prohibition on repricing of stock options; and
- stock ownership goals for our directors and executive officers, which are reviewed annually.

Philosophy

The philosophy of our executive compensation program is to provide a competitive compensation package that rewards executive officers for sustained financial and operating performance that creates long-term value for our shareholders. We have designed and implemented our compensation programs for our executive officers to meet three principal goals:

- Attract and retain qualified executive officers;
- Motivate these individuals to achieve short-term and long-term corporate goals, without undue risk-taking; and
- Promote equity among executive officer positions, while considering external competitiveness and differences in job responsibilities.

To meet these goals, H.B. Fuller has the following guidelines:

- Pay compensation that is competitive with the practices of companies in a broad number of industries, as well as in the chemical industry, with revenues comparable to our revenues;
- Pay for performance by setting challenging performance goals for our executive officers and providing a short-term incentive plan that is based upon achievement of these goals; and
- Provide long-term incentives in the form of stock options, restricted stock and/or restricted stock units that are designed to increase long-term shareholder value by aligning the interests of our executive officers with those of our shareholders.

We strive to keep each individual element of compensation at or near the market median/50th percentile.

Competitive Market

We use several surveys and data points when we review executive compensation as described below.

General Survey Data. We define our market as a broad range of companies across various industries in the $1-3 billion revenue category. We chose this revenue category because revenue from our prior fiscal year was in this range and revenue from fiscal 2012 was expected to be in this range. The Compensation Committee uses published survey data from the following sources for our executive compensation analysis:

- Hewitt Associates ($1—2.49 billion revenue category for corporate positions)
- Towers Watson ($1—3 billion revenue category for corporate positions)

H.B. Fuller participates in both of these surveys. The Hewitt Associates survey includes 357 companies and is titled "Total Compensation Measurement™ (TCM™) Executive Total Compensation by Industry – United States 2011"; and the Towers Watson survey includes 411 companies and is titled "U.S. CDB General Industry Executive Database 2011 Descriptive Statistics Report."

In the case of Mr. Kenny, our Senior Vice President, Europe, India, Middle East & Africa, the Compensation Committee reviews his total compensation relative to the market approximately every other year. In 2012, market data was provided by Towers Watson for a profit center head for the Europe, India, Middle East & Africa ("EIMEA") region.

Peer Group Data. Our peer group consists of the following companies:

Albemarle Corp.	Ecolab Inc.	OM Group, Inc.
Ashland Inc.	Ferro Corp.	Polyone Corp.
Avery Dennison Corporation	FMC Corp.	RPM International Inc.
Cabot Corp.	Georgia Gulf Corp.	A. Schulman, Inc.
Celanese Corp.	Hexcel Corp.	Sensient Technologies Corp.
Cytec Industries Inc.	International Flavors & Fragrances Inc.	Sigma-Aldrich Corp.
Eastman Chemical Co.	Olin Corp.	Valspar Corp.

These companies represent global, publicly-traded chemical and allied products companies in the 2800 Standard Industrial Classification Code with revenues between $1.3 billion to $8.2 billion (for the most recent fiscal year). Arch Chemicals Inc., The Lubrizol Corp., Nalco Holding Co. and Solutia Inc. were deleted from our peer group due to merger or acquisition. No other changes were made to the composition of the peer group during fiscal 2012.

Use of Market Data in Fiscal 2012

When analyzing compensation paid to named executive officers, the Compensation Committee uses specific data that matches revenue and job responsibilities from the published surveys. For fiscal 2012, the above-referenced survey data used by the Compensation Committee to review total compensation (base salary, short-term incentive compensation and long-term incentive compensation) for our executive officers (excluding Mr. Trippel) showed that our total compensation was generally in line with the market data matched according to revenue and job responsibilities. During this review of executive compensation, Mr. Trippel's role was under consideration for expansion, and we did not have a clear definition of his responsibilities. Therefore, we did not compare his base salary level to market data.

In addition, for the named executive officers, management and the Compensation Committee used the peer group data, in conjunction with the general surveys, as a reference point for compensation design considerations. This data was derived from proxy statement data available from an Equilar database. However, the primary data sources for pay level information for all of our executive officers are the survey sources listed in the section titled "*General Survey Data*".

The Compensation Committee uses survey data and peer group data because these sources of data are considered reliable market information. When we refer to market data in the rest of this Compensation Discussion and Analysis, unless otherwise noted, we are referring to the "*General Survey Data*" and the "*Peer Group Data*" discussed above.

Compensation Process

The Compensation Committee reviews and approves all elements of compensation for our CEO, taking into account the Board of Directors' review and assessment of the performance of the CEO as well as competitive market data and information from our human resources personnel and the Compensation Committee's independent compensation consultant. The Compensation Committee also reviews and approves all elements of compensation for our other executive officers, taking into account the recommendations of the CEO, as well as competitive market data and information from our human resources personnel and from the Compensation Committee's independent compensation consultant.

In determining the particular elements of compensation that will be used to implement our overall compensation policies, the Compensation Committee takes into consideration factors related to our performance, such as our earnings and revenue growth, and business-unit-specific operational and financial performance. Other considerations include our business objectives, corporate responsibilities (including equity among executive officer positions and affordability), competitive practices and trends, and local legal requirements. In deciding on the type and amount of compensation for each executive officer, the Compensation Committee focuses on both the current pay and the opportunity for future compensation, and combines the compensation elements for each executive officer in a manner that optimizes the executive officer's contribution to the Company.

The Compensation Committee on occasion meets with the CEO and/or certain other executive officers to obtain recommendations with respect to our compensation program, practices and packages for executive officers and directors. The Compensation Committee considers, but is not bound to and does not always accept, management's recommendations with respect to executive compensation. The CEO typically attends the Compensation Committee's meetings, except when his compensation package is discussed. In addition, the Compensation Committee also holds executive sessions not attended by any members of management.

The Role of Shareholder Say on Pay Votes. The Company provides its shareholders with the opportunity to cast an annual advisory vote on executive compensation (a "Say on Pay Proposal"). At the Company's annual meeting of shareholders held in April 2012, 89% of the votes cast on the Say on Pay Proposal were voted in favor of the proposal. The Compensation Committee believes that this is an overall endorsement by the shareholders of support of the Company's approach to executive compensation, and did not change its approach materially in fiscal year 2012. The Compensation Committee will continue to take into account the outcome of the Company's Say on Pay Proposal votes when making future compensation decisions for the named executive officers.

Compensation Consultant

The Compensation Committee uses Buck Consultants, LLC, a wholly owned subsidiary of Xerox Corporation, to provide ongoing advice and information regarding design and implementation of the Company's executive compensation programs as requested by the Compensation Committee. See further discussion regarding the Compensation Committee's independent consultant under the heading "*Compensation Committee*" in the Corporate Governance Section in this Proxy Statement. In this Proxy Statement, we discuss the use of compensation consultants when the Compensation Committee utilized its independent consultant for a specific project. In addition, from time to time, management receives information from the compensation consultant in preparation for Compensation Committee meetings.

Key Elements of the Executive Compensation Program

The key elements of the executive compensation program are:

Element of Compensation	Type of Compensation	Purpose	How Impacted by Performance
Base Salary	Cash	Attract and retain high caliber executive talent with competitive fixed compensation	Not performance based
Short-term incentive	Cash	Aligns executive performance with achievement of annual company strategic goals and objectives and provides financial reward for meeting or exceeding specific metrics	Payouts dependent on achievement of predetermined annual financial performance goals, which are aligned with long-term targets
Long-term incentive	Stock Options	Attract, retain and reward high caliber executive talent; ownership of common stock encourages long-term strategic decision making that is aligned with shareholder interests	Increase in H.B. Fuller Common Stock price increases value of options
	Restricted Stock and Restricted Stock Units	Retention of executive talent and reward for performance	Increase in H.B. Fuller Common Stock price increases value of restricted stock and restricted stock unit awards. CEO annual grant contains a performance goal which must be achieved before restricted stock may vest.
Other benefits	Includes supplemental retirement and deferred compensation plans, severance, change-in-control and other perquisites	Attract and retain high caliber executive talent	Not performance- based

Additional information regarding base salary, short-term incentive compensation and long-term incentive compensation follows.

Base Salary. Each executive officer's job is positioned in a salary grade based upon market data and an analysis of the job responsibilities of his or her position. Salary ranges are established to generally reflect competitiveness at the market median/50th percentile. Within these salary ranges, base salaries are set to reflect the complexity and importance of a position and the experience each executive officer brings to the position, as well as the market rate paid for such positions. In January of each year, the Compensation Committee reviews and considers the annual performance of the CEO and the other named executive officers. The effective date of annual merit increases is February 1st. In April, the Compensation Committee reviews the overall compensation (base salary, short-term incentive, long-term incentive and high-level review of perquisites) of all of the executive officers (including the named executive officers) for market competitiveness.

Short-Term Incentive Compensation. Short-term incentive awards are set for each executive officer so that the expected payout at target performance levels would result in short-term incentive compensation equal to competitive market levels of such compensation based on market data. The target percentage opportunities are established to generally reflect competitiveness at the market median/50th percentile. Payments under the short-term incentive program can range from no payment to a payment higher than the target, based upon Company, regional operating unit and business unit results.

The annual short-term incentive plan is designed to achieve several goals, including emphasizing the Company's commitment to competitive compensation practices, driving a high performance culture and assuring accountability. The short-term incentive plan program places emphasis on achievement of financial metrics and focuses attention on business results. It also reinforces the importance of measurable and aligned goals and objectives.

Each year, the Compensation Committee establishes the annual cash incentive target opportunities as a percentage of base salary. Under the short-term incentive plan, the Compensation Committee may also consider extraordinary circumstances that may positively or negatively impact the achievement of the total Company performance objectives. The Compensation Committee, in its discretion, has the right at any time to enhance, diminish or terminate all or any portion of any compensation plan or program, on a collective or individual basis for the named executive officers.

Predetermined financial performance measures and goals are set by the Compensation Committee each year. These financial measures and goals are based on Company performance expectations and budget targets. The annual cash incentive awards are calculated based on predetermined ranges for the achievement of the established performance measures. The plan is designed so that the maximum is earned when the results exceed the Company's goals by a predetermined amount.

Long-Term Incentive Compensation. We have reviewed our long-term incentive program relative to our stated objectives: attract, retain and motivate executives, as well as to align them with shareholder interests. We have concluded that our current arrangements continue to meet these needs. Our long-term incentive program ties a significant portion of our executive officers' annual total compensation to shareholder value creation, as measured by stock price performance. The combination of stock options and restricted stock provides an appropriate balance between performance-based rewards and retention. We will continue to evaluate this program on an ongoing basis to ensure that these objectives continue to be met and may make future changes as needed to maintain the effectiveness of our equity program. We currently award stock options, restricted stock and restricted stock units under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan as follows:

Stock Options. The standard nonqualified stock options typically vest in three equal installments on each anniversary date of the grant date, which enhances retention. Vested stock options provide a benefit to an executive officer only if the market value of the stock increases over the term of the option and if the executive officer remains employed at H.B. Fuller. Stock options are granted for a 10 year term. Stock options are granted at their fair market value on the date of grant.

Restricted Stock and Restricted Stock Units. Restricted stock and restricted stock unit grants typically vest in three equal annual installments from the grant date, which enhances retention. Restricted stock and restricted stock unit awards provide a benefit to an employee only if the employee remains employed until the award vests. Dividends are accrued on both restricted stock and restricted stock units during the period prior to vesting and are paid in the form of additional shares once vesting has occurred. Only restricted stock has voting rights during the period prior to vesting. In addition, if the market value of the stock increases over the grant date price of the award, the employee further benefits from that appreciation in value. For our CEO, recent annual restricted stock grants include a performance goal which must be achieved or the restricted stock will not vest.

The value of an individual's target award is established to generally reflect competitiveness at the market median/50th percentile for the applicable position and grade level. The CEO recommends to the Compensation Committee the number of stock options, restricted stock and/or restricted stock units to be granted to each executive officer. The Compensation Committee retains full authority to accept, modify or reject these recommendations and to increase or decrease the value of the award. The Compensation Committee also reviews total Company performance and the CEO's individual performance to determine the award for the CEO. The number of options is determined based on a Black-Scholes valuation, and a 30-day stock price average is applied. To determine the number of restricted stock/restricted stock units to be awarded, a 30-day stock price average is applied.

The Compensation Committee reviews long-term incentives for our CEO and the other executive officers in January of each year. This long-term incentive grant date in January aligns with the annual individual performance review process and allows the grants to occur during the open trading period for H.B. Fuller stock as provided under Company policy. The grants of stock options are made with an exercise price determined as of the close of trading on the applicable grant day. We do not allow backdating of options, nor do we have a program, plan or practice to time stock option grants to executive officers in coordination with the release of material non-public information.

Fiscal 2012 Base Salaries

In General. The amount of annual base salary and year-over-year increase for each of the named executive officers in fiscal year 2012 is set forth in the following table.

	Base Salary as of 12/1/2011 ($)	Base Salary as of 2/1/2012 ($)	Percent Increase from 12/1/2011 to 2/1/2012 (%)
James J. Owens	700,000	750,000	7.1%
James R. Giertz	472,367	495,000	4.8%
Patrick J. Trippel	400,000	412,000	3.0%
Steven Kenny[1]	381,869	400,320	4.8%
Ann B. Parriott	348,969	359,438	3.0%

(1) Non U.S.-based compensation paid to Mr. Kenny is denominated in British Pound Sterling and has been converted to U.S. dollars at the same exchange rate used for financial reporting purposes. Mr. Kenny's base salary as of December 1, 2011 differs from the base salary reported for fiscal year 2012 reported in last year's proxy statement due to different exchange rates used for financial reporting purposes in fiscal 2011 and fiscal 2012.

Analysis of Fiscal 2012 Base Salaries. In January 2012, the Compensation Committee reviewed Mr. Owens' base salary, short-term incentive target and long-term incentive target amount. The review included the following market data: Mercer 2011 U.S. Executive Benchmark Database (All Industries Median Annual Revenues of $1.4 billion and Manufacturing Industry Median Annual Revenues of $1.4 billion); and Towers Watson 2010/2011 Top Management Report (All Industries For Profit Organizations Only $1—3 Billion and Chemical Industry $1—3 billion). The Compensation Committee also reviewed market data relating to our peer group, including both the entire peer group and a subset of the peer group of companies with revenues up to $3 billion.

For fiscal 2012, Mr. Owens received a merit increase on February 1, 2012 of 7.1%. Mr. Owens' salary was in the second quartile of the salary range for the CEO.

Mr. Giertz's fiscal 2012 base salary was in the fourth quartile of his salary range. His salary has historically been higher than the midpoint in this salary range to reflect Mr. Giertz's extensive experience in both finance (as a CFO) and in operations with prior employers, where he held key leadership positions in several companies. For fiscal 2012, Mr. Giertz received a merit increase of 4.8%. Mr. Trippel's base salary was in the second quartile of his salary range. Mr. Trippel received a merit increase of 3.0%. Mr. Kenny's fiscal 2012 base salary was in the second quartile of his salary range. Mr. Kenny received a merit increase of 4.8%. Ms. Parriott's fiscal 2012 base salary was in the fourth quartile of her salary range. Her salary has been higher than the midpoint to reflect Ms. Parriott's prior leadership experience and her contributions in her role. For fiscal 2012, Ms. Parriott received a 3% merit increase.

For fiscal 2012, all merit increases for the named executive officers fell within the Company's general merit increase guidelines for our general employee population.

Fiscal 2012 Short-Term Incentive Compensation

In General. For fiscal 2012, based on market data, the annual cash incentive target opportunity for our executive officers ranged from 40% to 100% of base salary at a target level of performance. Potential payouts ranged from 0% to 200% of the target award based on attainment of operating unit and/or Company predetermined financial goals. The threshold level for the annual cash incentive was set at 80% of each financial target goal, except the organic revenue metric had a threshold amount of 90%. At these levels, the annual cash incentive would pay out at 50% of the target incentive. Higher payouts are possible if performance is above threshold levels. In April 2012, based on a review of market data, Mr. Kenny's short-term incentive target was increased from 40% to 50% of base salary effective the beginning of the third quarter of fiscal 2012.

During fiscal 2011, the Compensation Committee reviewed the financial metrics in the short-term incentive plan and approved the deletion of the net working capital metric for fiscal year 2012 for all participants. This change was made to reduce the number of metrics and simplify the plan. The Compensation Committee also decided to increase the threshold level for the organic revenue metric from 85% of target to 90% of target to provide a more challenging level of performance. The superior level of performance for the organic revenue metric was increased from 110% to 115%. Again, this change was made to increase the level of performance needed to attain a maximum payout. Finally, the composite metrics for named executive officers in corporate positions were eliminated and replaced with overall H.B. Fuller Company organic revenue and operating income metrics – the same metrics we use to determine short-term incentive opportunity for our CEO. This change also increases the transparency and understanding of the plan.

All performance measures for the named executive officers, and the percentage of short-term incentive compensation based on these measures as established by the Compensation Committee, are set forth in the table below:

Performance Measure	CEO	CFO and Other Corporate Positions[1]	Regional Operating Unit[2]	Business Unit[3]
EPS[4]	30%	30%	30%	30%
Company Organic Revenue[5]	30%	30%		
Company Operating Income[6]		40%		
EBITDA[7]	40%			
Region or Business Organic Revenue			30%	30%
Region or Business Operating Income			40%	40%

(1) Includes Mr. Giertz, Ms. Parriott and Mr. Trippel (for the third and fourth quarters of fiscal 2012).

(2) Includes Mr. Kenny.

(3) Includes Mr. Trippel for first and second quarters of fiscal 2012.

(4) EPS is defined as net income divided by weighted average common stock shares outstanding (diluted).

(5) Organic revenue is defined as revenue, excluding the effects of changes due to foreign currency exchange rates and acquisitions/divestitures.

(6) Operating income ("OI") is defined as gross profit less selling, general and administrative expenses.

(7) EBITDA (earnings before interest, taxes, depreciation and amortization) is defined as gross profit less (selling, general and administrative expenses plus depreciation expense plus amortization expense).

Analysis of Fiscal 2012 Short-Term Incentive Awards. The financial performance measures approved by the Compensation Committee in early fiscal 2012 were selected because management believed they were the most representative measurements of our financial results and were key financial measures that linked to our long-term strategic plan. In fiscal 2012, except for the CEO, the short-term incentive plan was administered based on two separate performance periods:

- one which included the first and second quarters ("Performance Period 1"); and
- one which included the third and fourth quarters ("Performance Period 2").

These two separate performance periods were necessary due to the acquisition of the global industrial adhesives business of Forbo Group, which occurred at the beginning of the second quarter of fiscal 2012. The Compensation Committee approved the two separate performance periods in the first quarter of fiscal 2012 for all executive officers, except the CEO.

For all executive officers (excluding the CEO), targets for Performance Period 1 were based on the original budget, excluding Forbo results. The short-term incentive plan payments for Performance Period 1 were calculated and communicated in the third quarter, and paid following the standard payment schedule in January 2013. Targets for Performance Period 2 included Forbo results and excluded the Central America Paints business results. The payments were calculated and communicated after the fourth quarter, and paid following the standard payment schedule in January 2013.

For the CEO, a different approach was applied. Annual targets were established within the first quarter of fiscal year 2012 in order to maintain favorable tax treatment under Section 162(m) of the Internal Revenue Code. The CEO plan included 3 metrics – EPS, organic revenue, and EBITDA. For the CEO, EBITDA was used in place of operating income due to the challenges of establishing an accurate operating income target before the close of the Forbo Industrial Adhesives acquisition. The EPS and Organic Revenue targets for the CEO vary from the targets for the other corporate named executive officers due to less information being available at the time the targets were set for the CEO in order to maintain favorable tax treatment.

For fiscal 2012, the financial performance measures for both the target and the actual performance were as set forth below. Amounts shown in the table below may differ from reported results due to adjustments which are allowed under the short-term incentive plan as set forth in footnotes 2 and 3 to the performance period tables below.

CEO – Fiscal year 2012

Performance Measure ($ amounts in thousands as noted, except EPS)	CEO
EPS	
Target	$ 1.94[1]
Actual(2)	$ 2.21
Company Organic Revenue	
Target	$1,787,925[1]
Actual(2)	$1,743,810
Company EBITDA	
Target	$ 198,765
Actual(3)	$ 206,188

(1) As explained in the section titled "*Analysis of Fiscal 2012 Short-Term Incentive Awards*", Mr. Owens' performance targets are different from the other named executive officers. The original targets were as follows: (1) for EPS, $2.10; (2) for organic revenue, $1,906,700; and (3) for EBITDA, $209,800,000. The original targets and results included Forbo industrial adhesives business as of the date of the acquisition. The targets and results do not include the Central America Paints business for the full year, as all of the fiscal year 2012 performance for this business was reclassified to discontinued operations.

(2) Actual results differ from reported results due to adjustments or exclusions which are allowed under our short-term incentive plan, including but not limited to, (a) individual legal settlements (payments or receipts) with a value (net of insurance) of $3 million or greater will not be included in metric calculations, (b) unbudgeted reorganization or restructuring related items which cannot be offset by related benefits in the fiscal year will not be included in metric calculations, (c) unbudgeted acquisitions and divestitures are excluded from all actual and target metric calculations, as applicable, and (d) any unbudgeted asset write-downs in excess of $2 million will not be included in metric calculations.

(3) The amounts listed for Actual Company EBITDA are subject to the same adjustments or exclusions noted in Footnote 2 above.

Performance Period 1

Performance Measure ($ amounts in thousands as noted, except EPS)	CFO and Other Corporate Positions	Regional Operating Unit	Business Unit[1]
EPS			
Target	$ .93	$ .93	$ .93
Actual[2]	$ 1.08	$ 1.08	$ 1.08
Company Organic Revenue			
Target	$792,180		
Actual[2]	$793,536		
Company Operating Income			
Target	$ 66,509		
Actual(2)	$ 73,672		
Region or Business Organic Revenue			
Target-Business Unit			$127,507
Actual-Business Unit[3]			$129,095
Target-EIMEA		$ 224,119[4]	
Actual-EIMEA[3]		$ 228,820[4]	
Region or Business Operating Income			
Target Business Unit			$ 6,399
Target Business Unit			$ 6,452
Target-EIMEA		$ 11,756[4]	
Actual-EIMEA(3)		$ 15,698[4]	

Performance Period 2

Performance Measure ($ amounts in thousands as noted, except EPS)	CFO and Other Corporate Positions	Regional Operating Unit
EPS		
Target	$ 1.16	$ 1.16
Actual(2)	$ 1.17	$ 1.17
Company Organic Revenue		
Target	$1,034,864	
Actual(2) $$	$1,005,446	
Company Operating Income		
Target	$ 86,542	
Actual(2)	$ 88,435	
Region Organic Revenue		
Target-EIMEA		$381,876[4]
Actual-EIMEA(3)		$378,790[4]
Region Operating Income		
Target-EIMEA		$ 19,882[4]
Actual-EIMEA(3)		$ 18,613[4]

(1) The "Business Unit" column does not appear in the Performance Period 2 table because Mr. Trippel's short-term incentive program payment for Performance Period 2 was measured based on the corporate performance measures due to additional job responsibilities he assumed for this performance period.

(2) Actual results differ from reported results due to adjustments or exclusions which are allowed under our short-term incentive plan, including but not limited to, (a) individual legal settlements

(payments or receipts) with a value (net of insurance) of $3 million or greater will not be included in metric calculations, (b) unbudgeted reorganization or restructuring related items which cannot be offset by related benefits in the fiscal year will not be included in metric calculations, (c) unbudgeted acquisitions and divestitures are excluded from all actual and target metric calculations, as applicable, and (d) any unbudgeted asset write-downs in excess of $2 million will not be included in metric calculations.

(3) The amounts listed for Actual Region or Business Organic Revenue and Actual Region or Business Operating Income are subject to the same adjustments or exclusions noted in Footnote 2 above.

(4) The amounts in U.S. Dollars have been converted from Euros at the same exchange rate used for financial reporting purposes as follows (€ amounts in thousands): Period 1—(a) Region Organic Revenue Target: €172,594, (b) Region Organic Revenue Actual: €176,214, (c) Region Operating Income Target: €9,053, and (d) Region Operating Income Actual: €12,089. Period 2—(a) Region Organic Revenue Target: €294,083, (b) Region Organic Revenue Actual: €291,706, (c) Region Operating Income Target: €15,311, and (d) Region Operating Income Actual: €14,334. The Company does not calculate these target and actual numbers in U.S. Dollars in determining whether the metric has been met. Local currency is used for these calculations.

The short-term incentive target and actual payment as a percent of base salary for fiscal 2012 for each of our named executive officers is set forth in the table below:

CEO

Named Executive Officer	Target Payment as a % of Base Salary	Actual Payment as a % of Base Salary[1]
James J. Owens	100%	115.2%

Performance Period 1

Named Executive Officer	Target Payment as a % of Base Salary	Actual Payment as a % of Base Salary for First and Second Quarters[1]
James R. Giertz	56%	73.5%
Patrick J. Trippel	56%	67%
Steven Kenny	40%	63%
Ann B. Parriott	48%	63%

Performance Period 2

Named Executive Officer	Target Payment as a % of Base Salary	Actual Payment as a % of Base Salary for Third and Fourth Quarters[1]
James R. Giertz	56%	55.7%
Patrick J. Trippel	56%	55.7%
Steven Kenny	50%	46.6%
Ann B. Parriott	48%	47.8%

(1) The actual total payment that was made for both Performance Periods is found in the Non-Equity Incentive Plan Compensation column of the "*Summary Compensation Table*" in this Proxy Statement.

The short-term incentive award payment opportunity at each level of performance for our named executive officers for fiscal 2012 is shown in the "*Grants of Plan-Based Awards During Fiscal Year 2012*" table in this Proxy Statement. The specific performance goals for the target level are considered to be challenging but achievable.

Actions for Fiscal 2013. For fiscal 2013, based on a review of market data for the Company's U.S.-based Senior Vice President positions, the Compensation Committee increased the target value of short-term incentive from 56% to 65%. The Company also adopted a policy to prohibit hedging and pledging of Company stock by executive officers (including our NEOs) and members of our board of directors. With regard to the metrics for the CEO's short-term incentive for fiscal 2013, the Compensation Committee decided to revert back to the same three metrics used in prior years: EPS, operating income and organic revenue. EBITDA was used in fiscal 2012 instead of operating income (for the CEO only) due to the Forbo acquisition and the accompanying difficulty in establishing metric targets within the first 90 days of the performance period.

At its January 2013 meeting, the Compensation Committee approved the following increase in compensation for Mr. Owens:

- Annual Base Salary effective February 1, 2013: $862,500
- Effective January 24, 2013, the target value of Mr. Owens' stock-based awards under the Company's long-term incentive plan was increased from 200% of his base salary to 250% of his base salary. The grant of stock options will vest in three equal annual installments beginning on the first anniversary date of the grant date subject to Mr. Owens remaining an employee of the Company. The grant of restricted stock contains a requirement that the restricted stock will vest in three equal installments on January 24, 2014, January 24, 2015 and January 24, 2016 only if (1) one or more of the performance measures in the CEO's short-term incentive program are met at the threshold level for fiscal 2013 as determined by the Compensation Committee and (2) Mr. Owens continues to be employed by the Company on the respective vesting date.
- Effective on January 24, 2013, a long term award of restricted stock of three times his base salary, which will vest 50% on January 24, 2016 and the remaining 50% will vest on January 24, 2017 only if (1) one or more of the performance measures in the CEO's short-term incentive program are met at the threshold level for fiscal 2013 as determined by the Compensation Committee and (2) Mr. Owens continues to be employed by the Company on the respective vesting date.
- No changes were made in Mr. Owens' incentive opportunity under the Company's short-term incentive plan. Mr. Owens will continue to be eligible to receive a target incentive opportunity of 100% of his base salary with a maximum incentive opportunity of up to 200% of his base salary under the short-term incentive plan for the Company's 2013 fiscal year.

Fiscal 2012 Long-Term Incentive Compensation

In General. The fiscal 2012 long-term incentive plan design called for grants with a mix of 50% nonqualified stock options and 50% restricted stock/restricted stock units based on the grant value. The target values for each named executive officer's long-term incentive award are set forth in the table below (the differences in target award values are due to the named executive officers being in different job grades at the time of the award). It is the general practice of the Compensation Committee to make awards to executive officers in a range of 80% to 120% of the target value below. In July 2011, the Compensation Committee decided to increase the target value of the long-term incentive from 150% to 200% of base salary for the CEO position only. This increase was made based on a desire to phase in CEO related compensation increases after the CEO compensation review conducted in December 2010.

	Target Value of Long-Term Incentive for FY 2012 ($)
James J. Owens	1,500,000
James R. Giertz	500,000
Patrick J. Trippel	500,000
Steven Kenny	500,000
Ann B. Parriott	275,000

Analysis of Fiscal 2012 Long-Term Incentive Awards. The January 2012 grant of restricted stock to Mr. Owens contains a requirement that the restricted stock will vest in three equal installments on January 26, 2013, January 26, 2014 and January 26, 2015 only if (1) one or more of the performance measures in the CEO's short-term incentive program are met at the threshold level for fiscal 2012 as determined by the Compensation Committee and (2) Mr. Owens continues to be employed by the Company on the respective vesting date. Both of these requirements were met as of January 26, 2013. Therefore, the first installment has vested, and the remaining two will vest according to the vesting schedule as long as Mr. Owens remains employed by the Company.

During fiscal year 2012, all long-term incentive awards to named executive officers fell within 100% to 110% of the target value above. Fiscal year 2012 long-term incentive awards of stock options, restricted stock and restricted stock units are set forth in the *"Grants of Plan-Based Awards During Fiscal Year 2012"* table in this Proxy Statement.

Other Executive Benefits and Perquisites

In General. In order to attract and retain high caliber executive talent, we provide executive officers market competitive perquisite and other benefit programs. We also provide some of these benefits to assist our executive officers so that they may efficiently use their time on H.B. Fuller business. Our U.S.-based named executive officers participate in the same health and welfare programs as all other U.S.-based H.B. Fuller employees.

We provide the following perquisites and benefits to our executive officers who are based in the United States or who are U.S. expatriates:

Perquisites and Benefits	Description
Defined Benefit Pension Plan	• Qualified defined benefit pension plan. Eligible employees hired prior to January 1, 2007 are eligible for the qualified defined benefit pension plan. The qualified defined benefit pension plan was amended effective June 1, 2011 and, although it will continue to operate, eligible participants no longer earn benefits for future service and salary in the same way they had previously. Pension benefits were locked-in as of May 31, 2011 using service and salary as of that date. For each month of continuous service after May 31, 2011, participants will receive a .25% increase to the amount of their locked-in normal retirement benefit.
Defined Contribution Restoration Plan	• Defined contribution restoration plan, non-qualified retirement plan: ➢ 3% non-elective (retirement) contribution restoration for compensation in excess of IRS limits for executives hired after December 31, 2006 and for all other executives beginning June 1, 2011[1]. ➢ 4% 401(k) match restoration for compensation match in excess of IRS limits, and ➢ Defined contribution supplemental executive retirement plan (the "SERP") credit equal to 7% of eligible earnings.
Key Employee Deferred Compensation Plan	• Allows deferral of a portion of annual base salary and/or any annual incentive payment. If an executive defers a portion of his or her salary or incentive payment into the Company stock account, the Company credits units of Common Stock and matches 10% of the amount credited with units of Common Stock. None of the named executive officers participated in this plan during fiscal year 2012.
Auto Allowance	• Monthly allowance.
Financial Counseling	• Up to $7,500 annually in financial planning and tax preparation.
Executive Health Exams	• Annual health exam expenses, including related travel.

Perquisites and Benefits	Description
Excess Liability Insurance	• Group personal excess liability insurance policy provides individual coverage up to $5,000,000. The Company pays the policy premium and the premium is included in the named executive officer's income and is grossed up to pay the tax withholding.
Relocation Expense	• Assistance with relocation, sale and purchase of home, temporary living assistance, and movement of property, including a tax gross up for certain assistance that is taxable.

(1) The 3% non-elective (retirement contribution) benefit is available through the H.B. Fuller Company 401(k) & Retirement Plan to eligible employees who were hired after December 31, 2006 and for all other U.S. employees beginning June 1, 2011.

Of the perquisites and benefits set forth above, only the financial counseling, auto allowance, executive health exam and the excess liability insurance are provided to Mr. Kenny, who is not based in the United States and is not an expatriate. Other benefits provided to Mr. Kenny include:

Perquisites and Benefits	Description
Retirement Plan	• For Mr. Kenny, who is based in England, our stakeholder pension plan is a defined contribution plan. Eligibility for the stakeholder pension plan is immediate upon hire. The contribution consists of a 4% non-elective credit and a matching credit on a 1 to 1 basis for the first 4% of employee contributions. Benefit payout is based on the employee decision. The employee may choose between an annuity of the retirement saving or a partial lump sum and annuity pay-out at retirement at age of 55 or later. Employees who leave the company before retirement age can choose to leave their account where it is or to transfer the value of their account to another personal or stakeholder plan.

Analysis of Fiscal 2012 Executive Benefits and Perquisites. We provide perquisites to our executive officers to generally reflect competitiveness at the market median/50th percentile. The Company provides supplemental executive retirement benefits under the defined contribution restoration plan for executive officers to complement the benefits provided through H.B. Fuller's broad-based retirement plans.

In conjunction with the annual review of executive officer total compensation, the Compensation Committee reviews executive officer benefits and perquisites for market prevalence. In fiscal 2012, the Compensation Committee reviewed market data on the prevalence of the following benefits and perquisites: the Key Employee Deferred Compensation Plan, auto allowance, financial counseling, SERP (other than restoration plan) and Defined Contribution Restoration Plan. The survey data used to review the market prevalence of all of these benefits was provided by the 2011 Hewitt Total

Compensation Measurement Executive Compensation Policies and Programs survey (483 participating companies). No changes were made as a result of the Compensation Committee's review of these perquisite and benefit programs because of the market prevalence of these programs. Based on the survey data, the Compensation Committee noted that the prevalence of SERP programs (other than restoration plans) is declining. Therefore, this program will be reviewed in fiscal 2013.

This survey data did not cover the prevalence of executive health exam programs, personal excess liability insurance coverage or relocation programs. No changes were made to the health exam and personal excess liability insurance coverage programs. For the relocation program, minor charges were made which were largely administrative in nature and did not increase the cost of the program for the named executive officers.

All perquisites paid to our named executive officers are disclosed in the "*Summary Compensation Table*" under the "*Other Compensation*" column and the footnotes thereto.

Severance, Change-in-Control and other Employment-Related Agreements

In General. H.B. Fuller does not have employment agreements with any of the named executive officers that provide for a specified term of employment. The Company does have an employment agreement with Mr. Kenny as discussed below. The Company also has change-in-control agreements discussed under the heading *"Change-in-Control Agreements"*, executive severance agreements discussed under the heading *"Severance"*, and agreements regarding certain payments to Mr. Owens and Mr. Trippel discussed under the heading *"Other"* below.

Severance. The executive severance agreements provide for payment of the following severance benefits if the eligible executive officer's employment is terminated involuntarily by the Company without cause (as defined in the agreement) or voluntarily by the executive officer for good reason (as defined in the agreement):

- Severance pay equal to one times (two times for the CEO) base salary plus target annual bonus, payable over the 12 months (24 months for the CEO) following termination;
- Continued group medical and dental insurance over 12 months (18 months for the CEO); and
- Outplacement services with a value of up to $20,000.

Except as indicated above with respect to the CEO, the same form of agreement was provided to all named executive officers other than for Mr. Kenny. The severance agreement with Mr. Kenny provides for a reduction in any severance pay due to him for any severance pay required by local law.

Change-in-Control Agreements. All named executive officers have entered into change-in-control agreements with H.B. Fuller. The agreements are a critical and effective tool to attract and retain executives, especially during times of uncertainty. These agreements provide for payments under certain circumstances following a change-in-control of the Company. The Compensation Committee believes that one of the purposes of providing change-in-control agreements is to provide financial security to the executive officer in the event the executive officer's employment is terminated in connection with a change-in-control. The agreement is intended to ensure the executive officer remains focused on activities related to a change-in-control that could be in the best interest of the Company and its shareholders, and that the executive officer is not distracted by compensation implications as a result of a change-in-control. The Compensation Committee also believes that change-in-control agreements assist in the retention of executive officers at a time when their departure might be detrimental to the Company and shareholders.

The change-in-control agreements contain a "double trigger" for receipt of change-in-control payments. This means that there must be a change in control of the Company and a termination of employment (or a material change to employment) for the provisions to apply and benefits to be paid. The Compensation Committee believes that a "double trigger" is more appropriate than a "single trigger", because a double-trigger prevents the unnecessary payment of benefits to an executive officer in the event that the change in control does not result in the executive officer's termination of employment or a material change in the terms of the executive officer's employment (such as demotion, pay cut or relocation).

Our change-in-control arrangements have been structured to ensure that executives receive the full intended benefits of these arrangements in the event that a transaction should take place, particularly when their short tenure creates an imbalance between intended benefit and potential tax liability. Our approach has been to provide our executives with arrangements that include a modified tax gross-up. These arrangements eliminate de minimis or inefficient gross up payments, only providing tax gross up in cases of significant imbalance. The Compensation Committee reviews all change-in-control packages on a regular basis to ensure their continued effectiveness.

An explanation of any payments to be made under the change-in-control agreements is found under the heading "*Involuntary (Not for Cause) Termination or Good Reason Termination after a Change-in-Control*" in the section of this Proxy Statement titled "*Potential Payments Made Upon Termination or Change-In-Control*".

Other. The Company had an agreement with Mr. Owens regarding the payment of a relocation bonus. This bonus was offered to Mr. Owens to encourage him to join the Company and to compensate him for the loss of benefits and compensation he would have received from his prior long-term employer. Under the original agreement, Mr. Owens was eligible to receive $500,000 if he relocated to Minnesota within 24 months of the date he was hired. The agreement was amended to provide that Mr. Owens was eligible to receive $250,000 of the $500,000 bonus if he remained employed by the Company until August 1, 2010 and the remaining $250,000 if he relocated to Minnesota by August 1, 2012. Mr. Owens relocated to Minnesota in fiscal 2012 and the final $250,000 was paid to him during fiscal 2012. This amount is shown in the Summary Compensation Table in the "*Bonus*" column.

In order to recruit Mr. Trippel, the Company has an agreement with Mr. Trippel regarding the payment of a cash bonus and a related stock award with an expected aggregate value of $500,000. The bonus was offered to Mr. Trippel to encourage him to join the Company and was structured in two installments of $125,000 each, payable (1) within 30 days of his hire date and (2) on or about the first anniversary of his hire date, provided he remained employed by the Company. The second installment was paid during fiscal 2012 and is shown in the Summary Compensation Table in the "*Bonus*" column. The stock award with an expected value of $250,000 was granted during fiscal 2011.

The Company has an employment agreement with Mr. Kenny, because employment agreements are customary in England where Mr. Kenny is based. The agreement with Mr. Kenny sets forth his salary, job functions and benefits, and contains intellectual property ownership rights, termination, non-competition and confidentiality provisions. The agreement does not provide for any minimum term of employment. See the section titled "*Potential Payments made upon Termination or Change-in-Control*" later in this Proxy Statement for contractual payments that the Company may owe Mr. Kenny under his employment agreement.

Stock Ownership

We believe that ownership of H.B. Fuller Common Stock by executive officers encourages long-term, strategic decision making that helps to reduce undue short-term risk-taking and is aligned with the best interests of H.B. Fuller's constituents. Goals for recommended levels of executive stock ownership were established in 2003 and are reviewed annually. An executive officer's stock ownership goal (which includes directly held H.B. Fuller stock, H.B. Fuller stock held in the H.B. Fuller Company 401(k) & Retirement Plan, restricted stock, restricted stock units and stock units held in the Key Employee Deferred Compensation Plan) ranges in dollar amount from one to five times the executive officer's annual base salary, depending on job grade.

The guideline for the CEO is ownership of at least five times his base salary in H.B. Fuller Common Stock, and the guideline for other named executive officers is ownership of at least two to three times their base salaries, depending on job grade. The guideline provides that an executive should strive to reach the applicable stock ownership goal within five years of appointment to their position. The guideline for Mr. Giertz, Mr. Trippel and Mr. Kenny is ownership of at least three times their base salary in H.B. Fuller Common Stock. The guideline for Ms. Parriott is at least two times her base salary in H.B. Fuller Common Stock. The Compensation Committee reviews the stock holdings of our named executive officers annually. This year's review was based on job grades and stock values in effect as of June 30, 2012. At that point in time, only Ms. Parriott had been in her present position for more than five years. Both Ms. Parriott and Mr. Giertz have met the applicable stock ownership goal. In September 2012, the Compensation Committee determined that if after five years in his or her position, a named executive officer has not met his/her stock ownership goal, the named executive officer must retain 100% of all after-tax profit shares from any exercise, vesting or payout of equity awards until the stock ownership guideline is met, unless a hardship exception is granted. The Compensation Committee determined that hardship exception requests should be submitted to the Vice President of Human Resources and reviewed with the CEO. The CEO has the authority to approve exceptions, consulting with the Compensation Committee Chair as appropriate. All of the other named executive officers who have not met the goal are continuing to make progress on meeting their stock ownership goals.

Named Executive Officer	2012 % of Target as of June 30, 2012	Years at Grade/Target as of June 30, 2012*
James J. Owens	70%	1
James R. Giertz	>100%	4
Patrick J. Trippel	59%	1
Steven Kenny	95%	2
Ann. B. Parriott	>100%	6

Tax Considerations

Under Section 162(m) of the U.S. Internal Revenue Code, we must meet specified requirements related to our performance and must obtain shareholder approval of certain compensation arrangements in order for the Company to fully deduct compensation in excess of $1,000,000 paid to a named executive officer other than the CFO. The Annual and Long-Term Incentive Plan ("ALTIP") was approved by shareholders in 2008 and includes specific performance criteria established by the Compensation Committee; therefore, annual incentive awards granted under the ALTIP are deemed to meet the requirements of Section 162(m). The Committee believes that compensation paid pursuant to the ALTIP will be deductible. We are also asking the shareholders to approve the H.B. Fuller Company 2013 Master Incentive Plan (2013 Master Incentive Plan) at the annual meeting this year. In part, this is to ensure that compensation paid pursuant to the 2013 Master Incentive Plan in the future will be deductible. Additionally, cash compensation voluntarily deferred by our executive officers under our Key Employee Deferred Compensation Plan is not subject to the Section 162(m) cap until the year paid.

The Compensation Committee intends to continue its practice of paying competitive compensation consistent with our philosophy to attract, retain and motivate executive officers to manage our business in the best interests of H.B. Fuller and our shareholders. The Compensation Committee, therefore, may choose to provide non-deductible compensation to our executive officers if it deems such compensation to be in the best interests of H.B. Fuller and our shareholders. In fiscal 2012, the compensation subject to Section 162(m) did not exceed the $1,000,000 cap for any of our named executive officers, except for Mr. Owens. The compensation subject to Section 162(m) paid to Mr. Owens exceeded the $1,000,000 cap by approximately $168,361, and this portion of his compensation for fiscal 2012 was therefore not deductible for tax purposes.

Various programs, including our benefit plans that provide for deferrals of compensation are subject to Section 409A of the Internal Revenue Code. We have reviewed such plans for compliance with Section 409A and believe that they are in compliance.

Total Compensation for Named Executive Officers

We believe that the policies and programs described in the Compensation Discussion and Analysis maintain an appropriate balance between motivating achievement of short-term goals and strategically leading H.B. Fuller in a direction to provide long-term success, and therefore serve the interests of H.B. Fuller and its shareholders.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed with H.B. Fuller management the Compensation Discussion and Analysis. Based on this review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Annual Report on Form 10-K for the year ended December 1, 2012.

Compensation Committee of the Board of Directors of H.B. Fuller Company *

R. William Van Sant, Chair
Thomas W. Handley
Lee R. Mitau
Dante C. Parrini
John C. van Roden, Jr.

* Juliana L. Chugg served on the Board of Directors during fiscal year 2012 and in fiscal year 2013 until her resignation from the Board of Directors on January 24, 2013.

SUMMARY COMPENSATION TABLE

The following table shows the cash and non-cash compensation for the last three fiscal years awarded to or earned by individuals who served as Chief Executive Officer and Chief Financial Officer during fiscal year 2012 and each of the other three most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2012.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[1,2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[1,5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
James J. Owens	2012	740,000	250,000	893,805	889,090	854,371	841	335,881	3,963,988
President and	2011	641,747	—	608,317	604,861	634,510	—	301,105	2,790,540
Chief Executive Officer	2010	441,401	250,000	283,907	282,305	277,937	—	247,229	1,782,779
James R. Giertz	2012	490,473	—	327,736	325,995	317,149	880	162,736	1,624,969
Sr. Vice President, Chief	2011	486,123	—	264,612	265,385	279,488	—	162,233	1,457,841
Financial Officer	2010	445,753	—	271,565	270,029	280,919	—	171,364	1,439,630
Patrick J. Trippel[8]	2012	419,356	125,000	297,916	296,359	251,517	—	108,374	1,498,522
Sr. Vice President, Construction Materials	2011	246,154	125,000	313,669	308,032	98,887	—	41,313	1,133,055
Steven Kenny	2012	395,707	—	297,916	296,359	217,569	—	65,418	1,272,969
Sr. Vice President, Europe	2011	371,981	—	264,612	265,384	155,087	—	60,528	1,117,592
India, Middle East & Africa	2010	379,002	—	246,861	495,655	196,830	—	59,903	1,378,251
Ann B. Parriott	2012	357,344	—	178,750	177,816	198,021	48,474	102,860	1,063,265
Vice President,	2011	360,076	—	145,534	145,958	177,390	30,263	122,571	981,792
Human Resources	2010	334,376	—	149,359	148,512	180,602	31,656	124,237	968,742

(1) Includes cash compensation deferred at the election of the executive under the H.B. Fuller Company 401(k) & Retirement Plan. For Mr. Kenny only, includes cash compensation deferred at his election into the H.B. Fuller Stakeholder Pension Plan. For accounting and payroll purposes, fiscal year 2011 contained 53 weeks and fiscal years 2010 and 2012 contained 52 weeks.

(2) We award bonuses under our short-term incentive plan based on our achievement of certain performance targets as discussed in the *"Compensation Discussion and Analysis"* section of this Proxy Statement. Accordingly, bonus amounts under the short-term incentive plans are shown in the Non-Equity Incentive Plan Compensation column of this table. The amounts shown in this column for Mr. Owens represent retention bonuses received and the amounts shown for Mr. Trippel represent a hiring and retention bonus. More information regarding these bonuses is provided in the *"Compensation Discussion and Analysis"* section of this Proxy Statement.

(3) The amounts in this column represent the grant date fair value of time-based and performance-based restricted stock awards made in fiscal 2012, 2011 and 2010 calculated in accordance with FASB ASC Topic 718 based on the closing price of our Common Stock on the date of grant. The January 2011 and January 2012 grants for Mr. Owens also represent the grant date fair value of the respective performance-based restricted stock awards which vested pursuant to the terms of each award.

(4) The amounts in this column represent the grant date fair values of stock option awards. In accordance with FASB ASC Topic 718, the grant date fair value of these awards has been determined using the Black-Scholes method and based on the assumptions set forth in Note 3 to the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 1, 2012, except that the assumption related to forfeitures is not included in the calculations for these purposes.

(5) As described in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, the amounts in this column represent cash bonuses paid out under our short-term incentive plan.

(6) The amounts reported for Ms. Parriott in this column represent the aggregate change in the actuarial present value of her accumulated retirement benefits under the H.B. Fuller Legacy Pension Plan. See the "*Pension Benefits*" table later in this Proxy Statement for additional information. The Change in Pension Value is based on the same assumptions as those used for the valuation of the plan liabilities in H.B. Fuller's Annual Report on Form 10-K for the fiscal year ended December 1, 2012. The assumptions made in the calculations of these amounts may be found in Note 11 to the audited financial statements in our Annual Report on Form 10-K. Amounts reported in this column for Mr. Owens, Mr. Giertz and Ms. Parriott include the amount of interest accrued during the applicable fiscal year on the officer's account in the Defined Contribution Restoration Plan that exceeded 120% of the applicable federal long-term rate. In fiscal 2012 these amounts were as follows: for Mr. Owens, $841; for Mr. Giertz, $880; and for Ms. Parriott, $861. In fiscal 2011 and 2010, no named executive officers had any interest accrued that exceeded 120% of the applicable federal long term rate.

(7) The table below shows the components of this column for fiscal 2012, which include Company matching contributions to H.B. Fuller's defined contribution plans, dividends on restricted stock, charitable contribution matches and donations and perquisites paid by the Company for the benefit of the executive officer. The amounts represent the amount paid by, or the incremental cost to, the Company. The amounts for fiscal years 2010 and 2011 for Mr. Owens, Mr. Giertz, Mr. Trippel and Ms. Parriott differ from those reported in previous years due to inadvertent errors or omissions as follows: (a) for Mr. Owens, the defined contribution plan contribution amount was previously reported as $741 higher than actual for fiscal year 2010, and $754 higher than actual for fiscal year 2011; (b) for Mr. Giertz, the defined contribution plan contribution amount was previously reported as $115 higher than actual for fiscal year 2010, and $122 higher than actual for fiscal year 2011; and pursuant to our Executive Board Support Program the Company made charitable contributions on Mr. Giertz's behalf to qualifying institutions in the amount of $25,000 for fiscal year 2010 and charitable contributions of $25,000 and a matching contribution of $1,000 on his behalf for fiscal year 2011 that were omitted in the prior years, (c) for Mr. Trippel, the defined contribution plan match and contribution amount was previously reported as $612 higher than actual for fiscal year 2011, and (d) for Ms. Parriott, the defined contribution plan contribution amount was previously reported as $61 higher than actual for fiscal year 2010; and pursuant to our Executive Board Support Program, the Company made charitable contributions on Ms. Parriott's behalf to qualifying institutions in the amount of $30,000 and a matching contribution of $1,000 on her behalf for fiscal year 2010 that were omitted in the prior year.

All Other Compensation—Fiscal Year 2012

Name	Defined Contribution Plan Company Match & Contributions ($)	Defined Contribution Restoration Plan Contributions ($)	Dividends on Unvested Restricted Stock ($)	Charitable Matching Contributions and Donations ($)(a)	Perquisites (see table below) ($)	Total ($)
James J. Owens	17,471	175,230	18,315	—	124,865	335,881
James R. Giertz	17,471	90,446	8,024	26,000	20,795	162,736
Patrick J. Trippel	16,654	53,057	7,554	—	31,109	108,374
Steven Kenny	31,780	—	7,883	—	25,755	65,418
Ann B. Parriott	17,721	57,448	4,396	—	23,295	102,860

(a) Amounts in this column represent matching contributions by the Company under a broad based plan for all U.S. employees to match charitable contributions between $50 and $1,000 made to qualifying 501(c)(3) nonprofit organizations. Also includes amounts under the Company's Executive Board Support program under which key managers (including all the named executive officers in this Proxy Statement) are eligible to direct H.B. Fuller Company Foundation charitable contributions to qualifying 501(c)(3) nonprofits organizations where they are serving as board members.

Perquisites - Fiscal Year 2012

Name	Auto Allowance ($)	Personal Excess Liability Insurance ($) [a]	Health Exam ($)	Financial Counseling ($)	Housing and Commuting Expenses and Related Tax Gross-Ups ($)[b]	Spousal Airfare($) [c]	Total Perquisites ($)
James J. Owens ...	18,000	1,395	—	5,000	99,795	675	124,865
James R. Giertz	14,400	1,395	—	5,000	—	—	20,795
Patrick J. Trippel ...	14,400	1,395	7,814	7,500	—	—	31,109
Steven Kenny	17,294	775	—	7,686	—	—	25,755
Ann B. Parriott	14,400	1,395	—	7,500	—	—	23,295

(a) Includes premiums paid on a tax-protected basis on personal excess liability insurance of $775 and a related tax gross-up of $620. The amount for Mr. Kenny does not include a related tax gross-up.

(b) Includes moving expense of $12,000, a housing expense of $7,733 (with a related tax gross-up of $3,757) and commuting expenses of $42,502 (with a related tax gross-up of $33,803).

(c) Amount for spousal airfare was paid in accordance with company policy requiring a valid business purpose for payment of spouse travel expenses. This amount is treated as income to the employee and is not grossed up for tax purposes.

(8) Mr. Trippel was not a named executive officer in fiscal 2010. Therefore, the compensation information is only provided for fiscal years 2012 and 2011 in accordance with SEC rules.

Grants of Plan-Based Awards During Fiscal 2012

The following table summarizes the grants of plan-based awards in fiscal year 2012 for each of the named executive officers in the Summary Compensation Table.

Name and Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#) [2]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards ($)[4]
James J. Owens											
Short-Term Incentive		370,833	741,667	1,483,333							
LTI Award	1/26/2012					31,472 [5]					893,805
LTI Award	1/26/2012								77,881	28.40	889,090
James R. Giertz											
Short-Term Incentive		137,544	275,088	550,175							
LTI Award	1/26/2012							11,540			327,736
LTI Award	1/26/2012								28,556	28.40	325,995
Patrick J. Trippel											
Short-Term Incentive		114,800	229,600	459,200							
LTI Award	1/26/2012							10,490			297,916
LTI Award	1/26/2012								25,960	28.40	296,359
Steven Kenny											
Short-Term Incentive		89,457	178,914	357,828							
LTI Award	1/26/2012							10,490			297,916
LTI Award	1/26/2012								25,960	28.40	296,359
Ann B. Parriott											
Short-Term Incentive		85,846	171,693	343,385							
LTI Award	1/26/2012							6,294			178,750
LTI Award	1/26/2012								15,576	28.40	177,816

(1) The amounts shown in these columns represent the bonus opportunity under our short-term incentive plan for fiscal 2012 performance discussed under "*Fiscal 2012 Short-Term Incentive Compensation*" in this Proxy Statement. The actual amount paid out in January 2013 under the short-term incentive plan is set forth in the Summary Compensation Table.

(2) The restricted stock and restricted stock unit (for Mr. Kenny only) awards were granted under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan. The restricted stock and restricted stock unit grants vest in three annual installments beginning on the first anniversary date of the grant. Under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan, dividends on restricted stock and restricted stock units are accrued by H.B. Fuller at the same rate as payable to all H.B. Fuller shareholders and are paid if and when the restricted stock or restricted stock units vest. The restricted stock and restricted stock units become immediately vested in the event of death, disability and change-in-control. The value of accrued dividends is included in the Summary Compensation Table in the "*All Other Compensation*" column.

(3) These options are granted under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan and become exercisable at the rate of one-third each year beginning on the first anniversary of the grant date, and expire 10 years from the grant date. These options become immediately exercisable upon retirement (age 55 and 10 years of service), death, disability or change-in-control.

(4) The fair value of the restricted stock awards is calculated by multiplying the number of shares of restricted stock by the closing price of our Common Stock on the date of grant. The Black-Scholes option pricing method was used to estimate the grant date fair value of the options in this column. The assumptions used to develop the grant date valuations for the options are as follows: options granted on January 26, 2012 were—risk free rate of return of .7125%, dividend rate of 1.0563%, volatility rate of 51.763%, quarterly reinvestment of dividends and an average term of 4.75 years. No adjustments have been made for non-transferability or risk of forfeiture. The real value of the stock options in this table will depend on the actual performance of our common stock during the applicable period and the fair market value of our common stock on the date the options are exercised.

(5) The restricted stock award for Mr. Owens was granted under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan. The terms of the award provide for vesting of the restricted stock grant in three annual installments on January 24, 2013, January 24, 2014 and January 24, 2015 only if (a) one or more of the performance measures in the CEO's short-term incentive program measures are met at the threshold level for fiscal 2012 as determined by the Compensation Committee and (b) Mr. Owens continues to be employed by the Company on the respective vesting date. The first condition was met on January 24, 2013, and accordingly the first installment vested on that date. Under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan, dividends on restricted stock are accrued by H.B. Fuller at the same rate as payable to all H.B. Fuller shareholders and are paid if and when the restricted stock vests. The restricted stock becomes immediately vested in the event of death, disability and change-in-control. The value of accrued dividends is included in the Summary Compensation Table in the "*All Other Compensation*" column.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table summarizes the outstanding equity awards as of December 1, 2012 for each of the named executive officers in the Summary Compensation Table.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
James J. Owens	10/02/2008	7,385	-0-	19.03	10/02/2018		
	12/04/2008	35,747	11,916	14.15	12/04/2018		
	12/03/2009	21,961	11,314	20.57	12/03/2019		
	1/20/2011	15,949	32,382	22.27	1/20/2021		
	7/07/2011	5,196	10,552	25.19	7/07/2021		
	1/26/2012	-0-	77,881	28.40	1/26/2022		
	12/03/2009					4,871	160,012
	1/20/2011					13,704	450,176
	7/07/2011					4,434	145,657
	1/26/2012					31,815	1,045,123
James R. Giertz	04/02/2008	23,971	-0-	20.93	04/02/2018		
	12/04/2008	35,747	11,916	14.15	12/04/2018		
	12/03/2009	21,006	10,822	20.57	12/03/2019		
	1/20/2011	9,493	19,275	22.27	1/20/2021		
	1/26/2012	-0-	28,556	28.40	1/26/2022		
	12/03/2009					4,658	153,015
	1/20/2011					8,158	267,990
	1/26/2012					11,666	383,228
Patrick J. Trippel	4/26/2011	11,731	23,818	21.37	4/26/2021		
	1/26/2012	-0-	25,960	28.40	1/26/2012		
	4/26/2011					10,058	330,405
	1/26/2012					10,604	348,341
Steven Kenny	10/01/2009	31,281	10,427	19.85	10/01/2019		
	12/03/2009	19,097	9,838	20.57	12/03/2019		
	10/01/2010	20,167	10,390	20.20	10/01/2020		
	1/20/2011	9,493	19,275	22.27	1/20/2021		
	1/26/2012	-0-	25,960	28.40	1/26/2022		
	12/03/2009					4,235	139,120
	1/20/2011					8,158	267,990
	1/26/2012					10,604	348,341
Ann B. Parriott	01/27/2006	19,858	-0-	18.74	01/27/2016		
	12/04/2006	16,077	-0-	26.79	12/04/2016		
	12/06/2007	14,200	-0-	26.65	12/06/2017		
	12/04/2008	25,233	8,411	14.15	12/04/2018		
	12/03/2009	11,553	5,952	20.57	12/03/2019		
	01/20/2011	5,221	10,601	22.27	1/20/2021		
	01/26/2012	-0-	15,576	28.40	1/26/2022		
	12/03/2009					2,562	84,162
	01/20/2011					4,487	147,398
	01/26/2012					6,362	208,992

(1) Stock options granted prior to December 3, 2009 vest in four equal annual installments beginning on the first anniversary of the grant date. Stock options granted on or after December 3, 2009 vest

in three equal annual installments beginning on the first anniversary of the grant date. Options become immediately exercisable upon retirement (age 55 and 10 years of service), death, disability or change-in-control.

(2) Restricted shares and units granted after December 4, 2008 vest in three equal annual installments beginning on the first anniversary of the grant date. The restricted shares and units become immediately vested in the event of death, disability and change-in-control.

(3) The market value is based on the closing price at November 30, 2012 (the last business day of the fiscal year) of $32.85.

Option Exercises and Stock Vested—Fiscal Year 2012

The following table summarizes the number of options exercised and shares of restricted stock vested during fiscal year 2012 for each of the named executive officers in the Summary Compensation Table.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
James J. Owens	-0-	-0-	20,286	504,321
James R. Giertz	-0-	-0-	15,414	364,085
Patrick J. Trippel	-0-	-0-	4,904	160,606
Steven Kenny	-0-	-0-	5,381	151,378
Ann B. Parriott	-0-	-0-	10,261	240,142

(1) The value realized on the vesting of stock awards is the closing market price of a share of H.B. Fuller Common Stock on the date of vesting multiplied by the number of vested shares. H.B. Fuller withheld shares of the H.B. Fuller Common Stock from the amounts shown having a value equal to the applicable tax withholding requirement.

Pension Benefits—Fiscal Year 2012

The amounts reported in the table below equal the present value of the accumulated benefit as of December 1, 2012 for the named executive officers under the H.B. Fuller Legacy Pension Plan based on the assumptions described in note 1 below. Mr. Owens, Mr. Giertz, Mr. Trippel and Mr. Kenny are not eligible to participate in the H.B. Fuller Legacy Pension Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
Ann B. Parriott	H.B. Fuller Legacy Pension Plan	6.917	189,529	-0-

(1) The 'Present Value of Accumulated Benefit' is based on service and earnings (base salary and bonus) considered by the plan through the lock-in date (May 31, 2011). The "Present Value of Accumulated Benefit" is based on the same assumptions as those used for the valuation of the plan liabilities in H.B. Fuller Company's Annual Report on Form 10-K for the fiscal year ended December 1, 2012, except in accordance with SEC guidance. The assumptions made in the calculations of these amounts may be found in Note 11 of the audited financial statements in our Annual Report on Form 10-K.

The H. B. Fuller Company Legacy Pension Plan is a funded and tax-qualified plan that provides pension benefits to 705 active employees as of December 1, 2011. Entry into the plan was frozen as of December 31, 2006 to new participants. Ms. Parriott is not currently eligible for early retirement benefits.

Employees hired or rehired after December 31, 2006 are eligible for the "3% non-elective" retirement credit under the H.B. Fuller Company 401(k) & Retirement Plan discussed below.

All regular, full-time and part-time U.S. employees who were hired before January 1, 2007 are eligible to participate in the H.B. Fuller Legacy Pension Plan after six full months of employment. Normal Retirement Age is defined as age 65; however employees are generally eligible to retire with unreduced benefits at age 62 or later if they have completed 10 years of service, and are eligible to retire with reduced benefits from ages 55 to 61 if they have completed 5 years of service.

The amount of pension benefits received at retirement is based on a formula that includes final average compensation and years of service earned through May 31, 2011. Final average compensation is the average amount of eligible earnings for the five highest paid calendar years of the last 10 years of credited service. Eligible earnings are defined as base salary and short-term incentive cash bonuses below the IRS-prescribed limit applicable to tax-qualified plans ($250,000 for calendar year 2012). The benefit will equal the sum of 1.0% of final average compensation for each year of credited service plus .45% of final average compensation in excess of the Social Security covered compensation level for each year of credited service earned through May 31, 2011 up to a maximum of 30 years. The plan was changed effective June 1, 2011 to lock-in the retirement benefit based on final average compensation and years of service earned through May 31, 2011. After June 1, 2011, the locked-in benefit as of May 31, 2011 will increase by 3% per year for each additional year of employment the participant has after June 1, 2011. As a result of this change employees (including Ms. Parriott) who were participants in the H.B. Fuller Legacy Pension Plan on May 31, 2011, will also begin to earn the "3% non-elective" retirement credit under the H.B. Fuller Company 401(k) and Retirement Plan.

The pension benefit an employee earns over his or her career with H.B. Fuller is payable starting after retirement on a monthly basis for life. Employees vest in the plan after completing five years of qualifying service.

Benefits under this plan are subject to the limitations imposed under Section 415 of the Internal Revenue Code. The section 415 limit for calendar year 2012 is $200,000 per year for a single life annuity payable at an IRS-prescribed retirement age.

For Mr. Kenny, who is based in England, our stakeholder pension plan is a defined contribution plan. Eligibility for the stakeholder pension plan is immediate upon hire. The contribution consists of a 4% non-elective credit and a matching credit on a 1 to 1 basis for the first 4% of employee contributions. Benefit payout is based on the employee decision. The employee may choose between an annuity of the retirement saving or a partial lump sum and annuity pay-out at retirement at age of 55 or later. Employees who leave the company before retirement age can choose to leave their account where it is or to transfer the value of their account to another personal or stakeholder plan.

No pension benefits were paid to any named executive officers in the last fiscal year.

Nonqualified Deferred Compensation—Fiscal Year 2012

The following table summarizes information with respect to the participation of the named executive officers in our nonqualified deferred compensation plans. Mr. Kenny is not eligible to participate in our nonqualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
James J. Owens	Key Employee Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Defined Contribution Restoration Plan	-0-	175,230	8,583	-0-	454,438
James R. Giertz	Key Employee Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Defined Contribution Restoration Plan	-0-	90,446	8,459	-0-	363,586
Patrick J. Trippel	Key Employee Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Defined Contribution Restoration Plan	-0-	53,057	-0-	-0-	53,057
Ann B. Parriott	Key Employee Deferred Compensation Plan	-0-	-0-	5,400	-0-	16,546
	Defined Contribution Restoration Plan	-0-	57,448	7,413	-0-	297,295

(1) None of the named executive officers made contributions to the Key Employee Deferred Compensation Plan or the Defined Contribution Restoration Plan during fiscal year 2012.

(2) The Company did not make any contributions to the Key Employee Deferred Compensation Plan relating to the named executive officers during fiscal year 2012. The Company contributions under the Defined Contribution Restoration Plan are also included in the "*All Other Compensation*" column of the Summary Compensation Table.

(3) The portion of these earnings that are considered above market earnings are disclosed in the "*Change in Pension Value and Non-qualified Deferred Compensation Earnings*" column of the Summary Compensation Table.

(4) Of the totals in this column, the table below sets forth amounts that were previously reported as compensation to the relevant named executive officers in our Summary Compensation Table for previous years for the Key Employee Deferred Compensation Plan and for the Defined Contribution Restoration Plan.

Name	Plan Name	Amount previously reported as compensation to the named executive officer in our Summary Compensation Table for previous years ($)
James J. Owens	Key Employee Deferred Compensation Plan	-0-
	Defined Contribution Restoration Plan	409,484
James R. Giertz	Key Employee Deferred Compensation Plan	-0-
	Defined Contribution Restoration Plan	309,115
Patrick J. Trippel	Key Employee Deferred Compensation Plan	-0-
	Defined Contribution Restoration Plan	53,057
Ann B. Parriott	Key Employee Deferred Compensation Plan	12,803
	Defined Contribution Restoration Plan	216,191

Key Employee Deferred Compensation Plan. The Key Employee Deferred Compensation Plan is a nonqualified deferred compensation plan that allows deferral of salary or short-term incentive awards on a pre-tax basis. Executive officers may defer up to 80% of their base salary or up to 100% of their short-term incentive award. The plan is unfunded and does not protect the executive from insolvency of the Company.

Amounts deferred under the Key Employee Deferred Compensation Plan are credited with earnings and investment gains and losses by assuming that deferred amounts were invested in one or more hypothetical investment options selected by the executive. Executive officers are allowed to change their investment elections at any time. The one year rates of return for such investments for fiscal 2012 are as follows: PIMCO VIT Total Return AC, 10.71%; PIMCO VIT Real Return AC, 9.46%; Fidelity VIP Equity-Income SC, 17.87%; T. Rowe Price Equity Income II, 16.50%; Dreyfus Stock Index IS, 15.41%; Fidelity VIP Contrafund SC, 15.20%; Oppenheimer Capital Appreciation VA Non-SS, 11.88%; Janus AS Forty SS, 21.86%; Goldman VIT MidCap Value, 14.27%; Fidelity VIP MidCap SC, 8.74%; T. Rowe Price MidCap Growth II, 10.17%; Royce Micro-Cap IC, 0.85%; Lincoln VIPT Baron Growth Opportunities SC, 15.51%; UIF US Real Estate Class I, 15.79%, Oppenheimer Global Securities VA Non-SS, 14.98%; Dreyfus VIF International Value Portfolio IS, 3.49%; Janus AS Overseas Portfolio SS, -2.34%; and H.B. Fuller Company stock, 52.10%. Participants who invest in the Company stock fund are eligible to receive a 10% match in Company stock. The value of the matching contributions received, if any, is disclosed in the Summary Compensation Table in this Proxy Statement. During fiscal year 2012, no named executive officers made contributions to this plan. In addition, the Compensation Committee may make discretionary contributions to a participant's Company stock account under this plan. For fiscal year 2012, no discretionary contributions were made to any of the named executive officers listed in the Summary Compensation Table. Balances in the plan reflect amounts that have accumulated over time.

Executive officers are always 100% vested in their Key Employee Deferred Compensation Plan account and are entitled to receive a distribution from their account under the following circumstances: separation from service, death, disability, age 65, date elected or unforeseeable emergency that results in severe financial hardship that is consistent with the meaning of that term under section 409A of the Internal Revenue Code. Distributions are made in either a lump sum or, if previously elected by the executive officer, up to 11 annual installments. Distributions from the Company stock account will be in the form of stock and all other amounts will be distributed in cash.

Defined Contribution Restoration Plan ("DC Restoration Plan"). The DC Restoration Plan is a non-qualified unfunded retirement plan that is intended to provide for retirement benefits above amounts available under H.B. Fuller's tax-qualified retirement plans. Participants in this plan receive annual credits in a bookkeeping account that is hypothetical in nature. Following are the three component accounts in the plan:

- 4% restoration plan match credit on H.B. Fuller Company 401(k) & Retirement Plan employer match to restore the company matching contribution that is restricted by IRS contribution limits, providing for a benefit of 4% of eligible compensation minus matching contributions under the H.B. Fuller Company 401(k) & Retirement Plan.
- 3% "restoration non-elective" credit provides a contribution of 3% of eligible pay in excess of the IRS annual limit originally for participants who were hired after December 31, 2006. As of June 1, 2011 all eligible U.S. employees and expatriates are eligible for this credit.
- 7% supplemental executive retirement plan credit on all eligible earnings. Mr. Kenny does not participate in this plan. This plan applies only to U.S. named executive officers (including expatriates).

Contributions made on behalf of named executive officers under the DC Restoration Plan are disclosed in the "*Summary Compensation Table*" in this Proxy Statement.

Potential Payments Upon Termination or Change-in-Control

In General.

The Company has certain arrangements, policies and practices covering the named executive officers in this Proxy Statement that require it to provide compensation in the event of certain types of terminations, including certain terminations due to a change-in-control of the Company.

The information set forth below describes amounts that the Company would pay or provide to a named executive officer or his or her beneficiaries in each of the following situations: voluntary termination, involuntary for cause termination, involuntary not for cause termination or good reason termination, involuntary (not for cause) or good reason termination after a change-in control, death, disability, early retirement and retirement. The estimated amounts payable are calculated as if the termination occurred on the last business day of the fiscal year, November 30, 2012, using the closing stock price from the last business day of the fiscal year.

We have not included payments or benefits that are fully disclosed in the Nonqualified Deferred Compensation Table of this Proxy Statement, unless such payment is enhanced or its vesting or other provisions are accelerated. We have also not included information or payments related to contracts, agreements, plans or arrangements to the extent that they do not discriminate in scope, term or operation in favor of the named executive officers and that are available generally to all salaried employees. We call these benefits "general benefits" and they include:

- Accrued Vacation Pay
- H.B. Fuller Company 401(k) & Retirement Plan (or similar applicable plan)
- Health and Welfare Benefits
- Life Insurance Proceeds

Voluntary Termination and Involuntary For Cause Termination

In the event of a voluntary termination or an involuntary for cause termination as of the last business day of the fiscal year, the Company is not obligated to provide any enhanced benefits or accelerate vesting of any existing benefits of a named executive officer. Should Mr. Kenny terminate his employment with the Company, he is required to give six month's notice of such termination.

Involuntary Not For Cause Termination or Good Reason Termination

In the event of an involuntary not for cause termination or a good reason termination as of the last business day of the fiscal year, a named executive officer's compensation would be affected as follows:

We have a severance arrangement with each of the named executive officers. If the named executive officer's employment with the Company is involuntarily terminated at the initiative of the Company for any reason other than cause or disability or at the initiative of the executive for good reason and such termination does not occur during the protected period of a change-in-control, then the executive officer is entitled to receive certain severance benefits. Good reason means a material reduction of the executive officer's base salary, material diminution in the executive officer's authority and duties, or a required change of the executive officer's principal work location of 50 miles or more. Protected period means the 24-month period immediately following each and every change-in-control. In order to receive severance, the executive officer must sign a release of claims in favor of the Company and be in compliance with the terms of the executive severance agreement, including that the executive officer must agree not to compete with the Company or solicit customers or employees of the Company for two years after termination of employment. The severance benefit consists of the following:

- A severance payment equal to one times (two times for the CEO) base salary plus target bonus, payable over the 12 months (24 months for the CEO) following termination. Any amount over the lesser of $460,000 or $490,000 (whichever is applicable per the individual's agreement) or two times the executive's annualized compensation based upon the annual rate of pay for services to the Company for the calendar year prior to the calendar year in which the date of termination occurs shall be paid out in a lump sum at the earliest of the executive's death or six months after the date of termination.
- The executive is entitled to medical and dental insurance over 12 months (18 months for the CEO).
- Outplacement services with a value up to $20,000.

For Mr. Kenny, any benefits he receives pursuant to local law are offset against the severance benefits set forth above.

Involuntary (Not for Cause) Termination or Good Reason Termination after a Change-in-Control

We have entered into a change-in-control agreement with each of the named executive officers. The initial three-year term of these agreements automatically extends for an additional year on each subsequent anniversary of the agreement, unless our Board of Directors gives notice of non-renewal prior to an anniversary date. A protected period of 24 months follows each and every change-in-control of H.B. Fuller under the terms of these agreements. If during this protected period, the executive officer separates from service for any reason other than cause or disability, or the executive officer terminates his or her employment for good reason (including demotion, pay cut or certain relocations), the executive officer is entitled to receive a lump sum payment from us. The payment consists of the following:

- The executive will receive a target short-term incentive plan payment prorated to the date of the termination without application of any denial provisions based on unsatisfactory personal performance or any other reason.
- A severance payment equal to three times the sum of: (a) the executive's highest base salary, on an annualized basis, established by us during the period commencing three months prior to the occurrence of the change-in-control and ending on the date of the executive's termination of employment; plus (b) the executive's target annual incentive in effect immediately prior to the change-in-control.
- A payment for outplacement services of up to $25,000.
- In addition, the executive is entitled to medical and dental benefits for a three-year period following the termination of employment.

In the event severance payments are made to the named executive officers due to a change-in-control and in the event that they are subject to an excise tax imposed by Section 280G of the Internal Revenue Code and do not exceed 330% of the executive's base amount, we will adjust the payments and benefits. Under these circumstances, the payments and benefits will be adjusted so that the amount of the payments equals 299% of the base amount, which is the maximum amount that can be paid without imposition of an excise tax. In the event that the payments and benefits are subject to an excise tax and exceed 330% of the executive's base amount, we have agreed to reimburse the executive for the amount of the excise tax and for any taxes imposed upon the reimbursement. This is typically called a "gross-up". The effects of the Internal Revenue Code are unpredictable and executive officers may have very different and unexpected effects based on their own particular compensation history. Therefore, these payments are intended to place an executive officer in the same position that they would have been in had they received the payments for reasons other than a change-in-control. The payments are not meant to pay regular income tax payments for an executive officer.

We have other compensatory arrangements with our named executive officers that will be affected by a change-in-control. The DC Restoration Plan provides that if within two years after a change-in-control, we terminate a participant's employment without cause or the participant terminates his or her employment for good reason (as defined in this plan), then zero to three years (depending on the participant's position and pay grade) shall be added to both the participant's age and years of credited service for purposes of determining benefits under the plan.

In addition, in the event of a change-in-control, all shares of restricted stock, all restricted stock units and any unvested stock options outstanding under our stock incentive plans immediately vest in full.

Payments upon Death or Disability

In the event of a death or disability as of the last business day of the fiscal year, a named executive officer's compensation would be affected as follows:

- Stock options, restricted stock and restricted stock units would vest at death and at disability.
- Benefits under the Defined Contribution Restoration Plan would vest at death or disability.

In the event of Mr. Kenny's death as of the last business day of the fiscal year, his beneficiaries would be eligible to receive four times his annual base salary. In the event of a disability during which Mr. Kenny would not be able to work at all, as of the last business day of the fiscal year, Mr. Kenny would be eligible to receive 75% of his base salary after a 13 week waiting period up to a maximum payment of British Pound Sterling 187,500 per year ($300,240) on December 1, 2012. During the 13 week waiting period, the Company pays his normal base salary, allowances and fringe benefits.

Early and Normal Retirement

As of the last business day of the fiscal year, no named executive officer was eligible for early or normal retirement.

Executive Benefit and Payments Upon Termination—Fiscal Year 2012

The following table shows potential estimated payments to the named executive officers in this Proxy Statement upon (1) involuntary (not for cause) or good reason termination, (2) involuntary (not for cause) or good reason termination after a change-in-control, and (3) death or disability. The table assumes that the termination was effective on the last business day of the fiscal year and contains estimates of amounts that would be paid to the named executive officers upon termination in addition to the base salary and short-term incentive earned by the executives during the fiscal year and any applicable pension amounts payable to the executive officers discussed under the section titled *Pension Benefits* in this Proxy Statement. Actual amounts payable to any named executive officer would only be determined after an actual event of termination.

Name	Type of Payment	Involuntary Not For Cause or Good Reason ($)	Payments upon Involuntary (Not for Cause) or Good Reason Termination after a Change-in-Control ($)	Death or Disability ($)
James. J. Owens				
Short-Term Incentive Plan		-0-	750,000	-0-
Stock Options		-0-	1,131,765	1,131,765
Restricted Stock		-0-	1,801,031	1,801,031
Health and Welfare Benefits		21,096	42,192	-0-
Cash Severance		1,500,000	4,500,000	-0-
Outplacement Services		20,000	25,000	-0-
DC Restoration Plan		-0-	-0-	-0-
Excise Tax Gross-Up		-0-	2,074,615	-0-
Total		1,541,096	10,324,603	2,932,796
James R. Giertz				
Short-Term Incentive Plan		-0-	277,200	-0-
Stock Options		-0-	686,727	686,727
Restricted Stock		-0-	804,274	804,274
Health and Welfare Benefits		14,064	42,192	-0-
Cash Severance		772,200	2,316,600	-0-
Outplacement Services		20,000	25,000	-0-
DC Restoration Plan		-0-	-0-	-0-
Excise Tax Gross-Up		-0-	995,242	-0-
Total		806,264	5,147,235	1,491,001
Patrick J. Trippel				
Short-Term Incentive Plan		-0-	230,720	-0-
Stock Options		-0-	388,953	388,953
Restricted Stock		-0-	678,787	678,787
Health and Welfare Benefits		14,064	42,192	-0-
Cash Severance		642,720	1,928,160	-0-
Outplacement Services		20,000	25,000	-0-
DC Restoration Plan		-0-	53,057	53,057
Excise Tax Gross-Up		-0-	982,285	-0-
Total		676,784	4,329,154	1,120,797
Steven Kenny				
Short-Term Incentive Plan		-0-	200,160	-0-
Stock Options		-0-	769,092	769,092
Restricted Stock		-0-	755,646	755,646
Health and Welfare Benefits		1,698	5,094	-0-
Cash Severance		600,480	1,801,440	-0-
Outplacement Services		20,000	25,000	-0-
DC Restoration Plan		-0-	-0-	-0-
Excise Tax Gross-Up		-0-	-0-	-0-
Total		622,178	3,556,432	1,524,738
Ann B. Parriott				
Short-Term Incentive Plan		-0-	172,530	-0-
Stock Options		-0-	411,848	411,848
Restricted Stock		-0-	1,300,212	1,300,212
Health and Welfare Benefits		14,064	42,192	-0-
Cash Severance		531,968	1,595,905	-0-
Outplacement Services		20,000	25,000	-0-
DC Restoration Plan		-0-	-0-	-0-
Excise Tax Gross-Up		-0-	-0-	-0-
Total		566,032	3,547,687	1,712,060

PROPOSAL 2—NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, the Company is providing shareholders with an advisory (non-binding) vote on the compensation of our named executive officers as disclosed in the *"Compensation Discussion and Analysis"*, the tabular disclosure regarding such compensation and the accompanying narrative disclosure contained in this Proxy Statement.

The Company is asking shareholders to indicate their support for the compensation of our named executive officers described in this Proxy Statement. The Company has designed its executive compensation program to attract, motivate, reward and retain the executive talent required to achieve our corporate growth objectives and increase shareholder value. We believe that our compensation policies and procedures are centered on a pay-for-performance philosophy and are strongly aligned with the long-term interests of our shareholders. See "*Executive Compensation–Compensation Discussion and Analysis.*"

In deciding how to vote on this proposal, the Board urges you to consider the following factors, many of which are more fully discussed in the "*Executive Compensation—Compensation Discussion and Analysis*" section of this Proxy Statement:

- The Compensation Committee has designed our executive compensation program to be competitive with the compensation offered by those peers with whom we compete for management talent.
- The Compensation Committee believes the Company's executive compensation programs have been effective at incenting the achievement of short-term financial performance metrics and long-term decision making that is in the best interests of our shareholders. During fiscal year 2012, the Company achieved the following financial results:
  - ➢ Organic revenue grew by 6.2 percent year over year (when adjusted for an extra week in fiscal 2011), marking the third straight year of organic growth in the 6 to 10 percent range.
  - ➢ Operating income increased 42 percent year-over-year.
  - ➢ Adjusted diluted EPS from continuing operations grew 28% year-over-year; and
  - ➢ Earnings before taxes, depreciation and amortization (EBITDA) improved to $220 million and EBITDA margins improved to 11.7 percent.
- The Compensation Committee made several changes to our executive compensation programs:
  - ➢ Changes to our short-term incentive plan for fiscal year 2012 included:
    - ✓ The threshold level for the organic revenue metric was increased from 85% of target to 90% of target to provide a more challenging level of performance; and
    - ✓ The superior level of performance for the organic revenue metric was increased from 110% to 115% of target;
  - ➢ Implemented a policy regarding "clawbacks" of executive and key manager incentive compensation (see "*Executive Compensation 'Best Practices'*" section of this Proxy Statement).
- Other Company best practices include:
  - ➢ a prohibition on hedging, pledging and certain other transactions in the Company stock (see "*Actions for Fiscal 2013*" section in this Proxy Statement) (adopted early fiscal 2013);
  - ➢ an emphasis on long-term equity awards to align the executives' interests with long-term goals and shareholder interests, with the Chief Executive Officer's long-term equity grant including a performance-based vesting restriction;
  - ➢ a prohibition on repricing of stock options; and
  - ➢ stock ownership goals for our directors and executive officers.

Accordingly, the Company is asking shareholders to vote FOR the following resolution at the annual meeting:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the H.B. Fuller Company named executive officers, as disclosed in the Compensation Discussion

and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in this Proxy Statement."

This advisory vote on executive compensation is not binding on the Company's Board of Directors. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements. The Company currently conducts annual advisory votes on executive compensation, and the Company expects to conduct the next advisory vote at our 2014 annual meeting of shareholders.

The Board of Directors recommends a vote FOR adoption of the resolution approving the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section and the related tabular and narrative disclosure set forth in this Proxy Statement.

The above discussion contains non-GAAP financial measures. See "*Non-GAAP Financial Measures*" in Annex A to this Proxy Statement for a reconciliation of these non-GAAP financial measures to GAAP results.

AUDIT COMMITTEE REPORT

Pursuant to its charter, the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In the exercise of that authority, we, the members of the Audit Committee, determined to engage KPMG LLP to serve as H.B. Fuller's independent registered public accounting firm for the year ending November 30, 2013.

Management is responsible for the financial reporting process, accounting principles, and internal controls and procedures designed to assure compliance with accounting standards and applicable law and regulation. Management represented to us that H.B. Fuller's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP, as H.B. Fuller's independent registered public accounting firm for fiscal year 2012, was responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report.

We have reviewed and discussed the audited consolidated financial statements with management and KPMG LLP. We have also discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended (AICPA, Professional Standards, Vol 1. AU Section 380), and they have discussed with us their independence and provided to us the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence.

Based upon our review and discussions referred to above, we recommended to the Board of Directors that the audited consolidated financial statements be included in H.B. Fuller's Annual Report on Form 10-K for the fiscal year ended December 1, 2012 filed with the SEC.

Audit Committee of the Board of Directors of H.B. Fuller Company*

J. Michael Losh (Chair)   Thomas W. Handley   Dante C. Parrini   Alfredo L. Rovira

* Juliana L. Chugg served on the Board of Directors during fiscal year 2012 and in fiscal year 2013 until her resignation from the Board of Directors on January 24, 2013.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by KPMG LLP for the audit, audit-related, tax and all other services rendered to us and our affiliates for the 2012 and 2011 fiscal years.

	2012	2011
Audit Fees	$3,292,000	$2,320,000
Audit-Related Fees	$1,425,000	$ 92,000
Tax Fees	$ 853,000	$ 196,000
All Other Fees	$ 0	$ 0

Audit Fees: Includes fees and expenses billed and to be billed for (i) the audit of the consolidated financial statements included in our annual report on Form 10-K (ii) the audit of the effectiveness of our internal control over financial reporting, (iii) reviews of the interim consolidated financial information included in our quarterly reports on Form 10-Q, (iv) statutory audits of certain international subsidiaries, (v) consultations concerning financial accounting and reporting and (vi) reviews of documents filed with the SEC and consents.

Audit-Related Fees: Includes fees and expenses for due diligence services pertaining to potential business acquisitions, audit procedures related to opening balance sheet financial data, miscellaneous other audit work related to acquisitions and dispositions and costs for assistance in evaluating the completeness, accuracy and consistency of the Company's XBRL-tagged data in the financial statements.

Tax Fees: Includes fees and expenses for U.S. federal, state and international tax planning and tax compliance services.

The Audit Committee has in place procedures to pre-approve all audit, audit-related, tax and other permissible services provided to us by our independent registered public accounting firm. We have a policy of avoiding the engagement of our independent registered public accounting firm except for audit, audit-related and tax planning and compliance services. The Audit Committee has delegated to one or more of its members pre-approval authority with respect to permitted services, and receives a regular report from management on all such services provided to us by our independent registered public accounting firm. All of the services provided by our independent registered public accounting firm in fiscal 2012 and 2011 were pre-approved by the Audit Committee under its pre-approval procedures.

PROPOSAL 3—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP, as our independent registered public accounting firm for the fiscal year ending November 30, 2013. KPMG LLP has acted as our independent registered public accounting firm since our 2004 fiscal year. While we are not required to do so, H.B. Fuller is submitting the appointment of KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending November 30, 2013 for ratification in order to ascertain the views of our shareholders on this appointment. If the shareholders do not ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm, the Audit Committee intends to reconsider that appointment. However, because of the difficulty and expense of making any change so long after the beginning of the current fiscal year, it is likely that the appointment would stand for fiscal year 2013 unless there were compelling reasons for making an immediate change.

Representatives of KPMG LLP will be present at the meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP.

PROPOSAL 4—APPROVAL OF THE H.B. FULLER COMPANY 2013 MASTER INCENTIVE PLAN

On January 24, 2013, our Board of Directors adopted, upon recommendation of the Compensation Committee and subject to shareholder approval, the H.B. Fuller Company 2013 Master Incentive Plan (the "2013 Master Incentive Plan"). The purpose of the 2013 Master Incentive Plan is to promote the interests of the Company and our shareholders by aiding us in attracting and retaining employees, officers, consultants and independent contractors capable of assuring the future success of the Company, and to provide incentives for such persons to put forth maximum efforts for the success of our business. The 2013 Master Incentive Plan will allow us to provide such persons an opportunity to acquire a proprietary interest in the Company, and thereby align the interests of such persons with our shareholders.

The 2013 Master Incentive Plan is an omnibus equity incentive plan that allows the Company to grant stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, stock awards and other stock-based awards to employees, officers, consultants and independent contractors. The total number of shares of common stock that may be issued under all stock-based awards under the 2013 Master Incentive Plan will be 3,500,000. Of these authorized shares, an aggregate of 1,200,000 shares may be issued in the form of awards other than stock options or stock appreciation rights (e.g., restricted stock and restricted stock units) ("Full Value Awards").

We currently make equity incentive awards to employees, officers, consultants and independent contractors under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan (the "Existing Year 2000 Incentive Plan"). As of January 25, 2013, approximately 1,873,285 shares remained available for future equity awards under the Existing Year 2000 Incentive Plan. However, only approximately 91,372 shares were available for issuance pursuant to Full Value Awards. The Company is proposing the 2013 Master Incentive Plan so that the Company will be able to continue to grant Full Value Awards and also increase the number of shares available for other types of equity incentive awards.

In addition to the Existing Year 2000 Incentive Plan, we also have an Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan (the "ALTIP"). Under the ALTIP, the Company issues performance awards (payable in cash and shares of common stock) specifically intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The ALTIP is operated in conjunction with the Existing Year 2000 Incentive Plan, and any shares of common stock awarded under the ALTIP are issued pursuant to the Existing Year 2000 Incentive Plan. The ALTIP was approved by our shareholders in 2008.

When our Board determined that the Company should adopt the 2013 Master Incentive Plan, our Compensation Committee decided that a single plan should be used to grant stock awards of the type previously issued under the Existing Year 2000 Incentive Plan, and short-term and long-term incentive awards previously issued under the ALTIP. The Company believes it will be more efficient to administer a single plan. In addition, because the performance goals for incentive awards of the type previously issued under the ALTIP must be approved by our shareholders every five years in order to meet the requirements of Section 162(m), we would not be able to grant these awards under the ALTIP after April, 2013 without obtaining shareholder approval. Accordingly, permitting such awards to be granted under the 2013 Master Incentive Plan will allow us to seek shareholder approval once (for the 2013 Master Incentive Plan), rather than twice (for the 2013 Master Incentive Plan and for future incentive awards under the ALTIP).

If the 2013 Master Incentive Plan is approved by our shareholders, no additional awards will be granted under the Existing Year 2000 Incentive Plan, and no incentive awards will be granted under the ALTIP, after the date of shareholder approval. Because 3,500,000 shares will be authorized for issuance under the 2013 Master Incentive Plan and 1,873,285 shares remain available for issuance under the Existing Year 2000 Incentive Plan, the adoption of the 2013 Master Incentive Plan will represent only a net increase of approximately 1,626,715 shares authorized and available for issuance pursuant to equity incentive awards.

Our Board believes that the continuation of its stock-based compensation program is essential in attracting, retaining and motivating highly qualified employees and officers to enhance our success. As discussed above in the "Compensation Discussion and Analysis" under the caption "Fiscal 2012 Long-Term Incentive Compensation," awards of restricted stock and restricted stock units are an essential part of this program (in fiscal 2012, the Company's long-term incentive program provided for incentive awards with a mix of 50% non-qualified stock options and 50% restricted stock and restricted stock units based on grant date value). Unless the 2013 Master Incentive Plan is adopted, the Company will need to severely curtail grants of restricted stock and restricted stock units. The Board of Directors believes this result will have a significantly negative impact on the Company's stock-based compensation program. Accordingly, the Board of Directors recommends adoption of the 2013 Master Incentive Plan in order to allow the Company to have the flexibility to continue to grant restricted stock and restricted stock units at appropriate levels.

The following is a summary of the material terms of the 2013 Master Incentive Plan and is qualified in its entirety by reference to the 2013 Master Incentive Plan. A copy of the 2013 Master Incentive Plan is attached as Annex B to this proxy statement.

Administration

The Compensation Committee (for purposes of this summary, the "Committee") will administer the 2013 Master Incentive Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2013 Master Incentive Plan. In addition, the Committee can specify whether, and under what circumstances, awards to be received under the 2013 Master Incentive Plan or amounts payable under such awards may be deferred automatically or at the election of either the holder of the award or the Committee. Also, the Committee can specify the manner in which the Awards are paid out under the 2013 Master Incentive Plan. Subject to the provisions of the 2013 Master Incentive Plan, the Committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The Committee has authority to interpret the 2013 Master Incentive Plan and establish rules and regulations for the administration of the 2013 Master Incentive Plan.

The Committee may delegate to one or more officers or directors of the Company the authority to grant awards under the 2013 Master Incentive Plan, except that the Committee may not delegate such authority with regard to grants to executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or in a way that would violate Section 162(m) of the Code.

The Board of Directors may also exercise the powers of the Committee at any time, so long as its actions would not violate Section 162(m) of the Code.

Shares Available for Awards

The aggregate number of shares of our common stock that may be issued under all stock-based awards made under the 2013 Master Incentive Plan will be 3,500,000. Of that number, a maximum of 1,200,000 shares are available for "Full Value Awards," or awards other than options or SARs the value of which is based solely on an increase in the value of the shares underlying such option of SAR after the date of grant. In addition, no person may be granted awards under the 2013 Master Incentive Plan that are denominated in shares of our common stock for more than 500,000 shares in the aggregate in any calendar year, and the Committee will not grant incentive stock options in which the aggregate fair market value of the shares with respect to which such options are exercisable for the first time by any participant during any calendar year, exceeds $100,000.

The Committee will adjust the number of shares and share limits described above in the case of a dividend or other distribution, stock split, reverse stock split, merger or other similar corporate transaction or event that affects shares of our common stock, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2013 Master Incentive Plan.

Eligible Participants

Any employee, officer, consultant, independent contractor or other advisor (other than a non-employee Director) providing services to us or any of our affiliates is eligible to receive an award under the 2013 Master Incentive Plan. Subject to the 2013 Master Incentive Plan, the Committee will have full authority to designate which eligible persons will be granted an award. As of February 13, 2013 the record date for our 2013 annual meeting of shareholders, approximately 3,732 employees, officers, consultants, independent contractors and other advisors were eligible as a class to be selected by the Committee to receive awards under the 2013 Master Incentive Plan.

Types of Awards and Terms and Conditions

The 2013 Master Incentive Plan permits the granting of:

- stock options (including both incentive and non-qualified stock options);
- stock appreciation rights ("SARs");
- restricted stock and restricted stock units;
- performance awards of cash, stock or property;
- dividend equivalents;
- stock awards; and
- other stock-based awards.

Awards may be granted alone, in addition to, in combination with or in substitution for, any other award granted under the 2013 Master Incentive Plan or any other compensation plan. Awards can be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or as required by applicable law. Awards may provide that upon the grant or exercise thereof, the holder will receive cash, shares of our common stock, other securities, other awards or other property, or any combination of these in a single payment, installments or on a deferred basis.

The exercise price per share under any stock option may not be less than the fair market value of our common stock on the date of grant of such option, except under limited circumstances as necessary or appropriate to satisfy applicable legal or regulatory requirements of a foreign jurisdiction or if such option is granted in substitution for an option previously granted by an entity that is acquired by or merged with us or one of our affiliates. The grant price of any SAR may not be less than the fair market value of our common stock on the date of grant of such SAR, except under limited circumstances as necessary or appropriate to satisfy applicable legal or regulatory requirements of a foreign jurisdiction or if such SAR is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with us or one of our affiliates. Determinations of fair market value under the 2013 Master Incentive Plan will be made in accordance with methods and procedures established by the Committee. The terms of awards shall not exceed 10 years from the date of grant. Awards will be adjusted by the Committee in the case of a dividend or other distribution, stock split, reverse stock split, merger or other similar corporate transaction or event that affects shares of our common stock, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2013 Master Incentive Plan. Notwithstanding the foregoing, in the case of a grant of an incentive stock option to a participant who, at the time of grant, possesses more than 10% of the combined voting power of all classes of stock of us and our affiliates, the exercise price per share may not be less than 110% of the fair market value of our common stock on the date of grant, and each such incentive stock option will expire five years from the date of grant.

Stock Options. The holder of an option will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, all as determined by the Committee. The option exercise price may be payable, at the discretion of the Committee, in cash, shares of our common stock, promissory notes (only if acceptance of such notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002), other securities, other awards or other property having a fair market value on the exercise date equal to the exercise price. The Committee may also permit an option to be exercised by delivering to the participant a number of shares of our common stock having an aggregate fair market value equal to the excess, if positive, of the fair market value of the shares underlying the option being exercised, on the date of exercise, over the exercise price of the option for such shares (being referred to as a "net exercise"). Stock options vest and become exercisable in accordance with a vesting schedule established by the Committee.

Stock Appreciation Rights. The holder of a SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the Committee's discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of our common stock over the grant price of the SAR. SARs vest and become exercisable in accordance with a vesting schedule established by the Committee.

Restricted Stock and Restricted Stock Units. The holder of restricted stock will own shares of our common stock subject to restrictions imposed by the Committee (including, for example, restrictions on the right to vote the restricted shares or to receive any dividends with respect to the shares) for a specified time period determined by the Committee. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Committee, to receive shares of our common stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the Committee.

Performance Awards. In addition to options and SARs, the Committee may grant awards under the 2013 Master Incentive Plan that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. A performance award may be denominated or payable in cash, shares of our common stock (including restricted stock and restricted stock units), other securities, other awards or other property and confers on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more performance goals during performance periods as established by the Committee. The Committee must determine the length of the performance period, establish the performance goals for the performance period, designate all participants for the performance period and determine the amounts of the performance awards for each participant no later than 90 days after the beginning of each performance period according to the requirements of Section 162(m) of the Code.

Performance goals must be based solely on one or more of the following business criteria, individually or in any combination, applied on a corporate, subsidiary, division, business unit or line of business basis:

- economic value added (EVA);
- sales or revenue;
- costs or expenses;
- net profit after tax;
- gross profit;
- operating income;
- earnings (whether before or after taxes);
- earnings before interest and taxes (EBIT);
- earnings before interest, taxes, depreciation and amortization (EBITDA);
- earnings (whether before or after taxes), EBIT or EBITDA as a percentage of net sales;
- return on actual or pro forma equity;
- return on actual or pro forma net assets;
- return on actual or pro forma capital;
- return on actual or pro forma net capital employed;
- earnings per share (EPS) (basic or diluted);
- earnings per share from continuing operations;
- pre-tax income;
- operating income margin;
- net income attributable to the Company;
- total shareholder return (TSR);
- cash flow (including free cash flow and cash flow from operating, investing or financing activities or any combination thereof);
- return on invested capital;
- stock price;
- return on sales;
- net working capital;
- return on gross investment (ROGI);
- total business return (TBR);
- value creation;

- net trade revenue;
- return on investment.

Under the 2013 Master Incentive Plan, the Committee is required to certify that the applicable performance goals have been met prior to payment of any performance awards to participants. The maximum amount that may be paid with respect to performance awards denominated in cash to any participant in the aggregate in any calendar year is $5,000,000 in value, whether payable in cash, shares of our common stock or other property.

Dividend Equivalents. The holder of a dividend equivalent will be entitled to receive payments (in cash, shares of our common stock, other securities, other awards or other property) equivalent to the amount of cash dividends paid by us to the holders of our common stock, with respect to the number of shares determined by the Committee. Dividend equivalents will be subject to other terms and conditions determined by the Committee, but the Committee may not grant dividend equivalents to a participant in connection with grants of options or SARs to that participant.

Stock Awards. The Committee may grant unrestricted shares of our common stock, subject to terms and conditions determined by the Committee and the limitations in the 2013 Master Incentive Plan.

Other Stock-Based Awards. The Committee is also authorized to grant other types of awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of our common stock, subject to terms and conditions determined by the Committee and the limitations in the 2013 Master Incentive Plan.

Accounting for Awards

If an award entitles the holder to receive or purchase shares of our common stock, the shares covered by such award or to which the award relates will be counted against the aggregate number of shares available for awards under the 2013 Master Incentive Plan. For purposes of determining the number of shares of our common stock covered on the date of grant by SARs that are to be settled in shares, the aggregate number of shares with respect to which the SAR is to be exercised will be counted against the number of shares available for awards under the 2013 Master Incentive Plan (without regard to the number of actual shares issued upon settlement). Awards that do not entitle the holder to receive or purchase shares will not be counted against the aggregate number of shares available for awards under the 2013 Master Incentive Plan.

If shares covered by an award are not purchased or are forfeited or are reacquired by us (including shares of restricted stock, whether or not dividends have been paid on such shares) or if an award otherwise terminates or is cancelled without delivery of any shares, then the number of shares counted against the aggregate number of shares available under the 2013 Master Incentive Plan with respect to such award, to the extent of any such forfeiture, reacquisition by us, termination or cancellation, will again be available for future awards under the 2013 Master Incentive Plan. Shares withheld as payment of the purchase or exercise price of an award or in satisfaction of tax obligations relating to an award, and shares repurchased by us using option exercise proceeds, will not be available again for granting awards under the 2013 Master Incentive Plan.

Amendment and Termination; Corrections

The 2013 Master Incentive Plan will terminate on January 24, 2023, unless earlier terminated by the Board. No awards may be made after that date, provided that no performance award may be granted under the 2013 Master Incentive Plan after the fifth year following the year in which our shareholders approved the related performance goals unless and until the performance goals are re-approved by our shareholders. Unless otherwise expressly provided in an applicable award agreement, any award granted under the 2013 Master Incentive Plan prior to expiration may extend beyond the expiration of the 2013 Master Incentive Plan through the award's normal expiration date.

The Board may amend, alter, suspend, discontinue or terminate the 2013 Master Incentive Plan at any time, although shareholder approval must be obtained for any amendment to the 2013 Master Incentive Plan that would (1) increase the number of shares of our common stock available under the 2013 Master Incentive Plan, (2) increase the award limits under the 2013 Master Incentive Plan, (3) permit awards of options or SARs at a price less than fair market value (other than as permitted under the 2013 Master Incentive Plan), (4) permit repricing of options or SARs, or (5) cause us to be unable to grant incentive stock options under the 2013 Master Incentive Plan or cause Section 162(m) of the Code to become unavailable with respect to the 2013 Master Incentive Plan. Shareholder approval is also required for any action that requires shareholder approval under the rules and regulations of the SEC, the NYSE or any other securities exchange that are applicable to us.

Prohibition on Repricing Awards

Without the approval of our shareholders, the Committee will not reprice, adjust or amend the exercise price of any option or the grant price of any SAR previously awarded, whether through amendment, cancellation and replacement grant or any other means, except in connection with a dividend or other distribution, stock split, reverse stock split, merger or other similar corporate transaction or event that affects shares of our common stock, in order to prevent dilution or enlargement of the benefits, or potential benefits intended to be provided under the 2013 Master Incentive Plan.

Clawback or Recoupment

All awards under the 2013 Master Incentive Plan are subject to forfeiture or other penalties pursuant to our Executive and Key Manager Compensation Clawback Policy, as amended from time to time. Any such forfeiture and/or penalty conditions will be as determined by the Committee.

Certain Corporate Events

In the event of certain corporate transactions or events involving us, including any reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, or if we enter into a written agreement to undergo such a transaction or event, the Compensation Committee or our Board will have the authority, with respect to any awards under the 2013 Master Incentive Plan and subject to the terms of the 2013 Master Incentive Plan, to (i) either terminate such awards, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights, or replace such awards with other rights or property selected by the Compensation Committee or the Board, (ii) provide that such awards will be assumed by the successor or survivor corporation, or a parent or subsidiary of the successor or surviving corporation, or substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, (iii) accelerate such awards, or (iv) provide that such awards cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of such event.

Federal Income Tax Consequences

Grant of Options and SARs. The grant of a stock option (either an incentive stock option or a non-qualified stock option) or SAR is not expected to result in any taxable income for the recipient.

Exercise of Incentive Stock Options. No taxable income is realized by the optionee upon the exercise of an incentive stock option. If stock is issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such award holder within two years after the date of grant or within one year after the transfer of such shares to such award holder, then (1) upon the sale of such shares, any amount realized in excess of the option price will be taxed to such optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (2) we will not be entitled to a deduction for federal income tax purposes.

If the stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of either holding period described above, generally (1) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the option price paid for such shares, and (2) we will be entitled to deduct such amount for federal income tax purposes if the amount represents an ordinary and necessary business expense. Any further gain (or loss) realized by the optionee will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction by us.

Exercise of Non-Qualified Stock Options and SARs. Upon exercising a non-qualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of the shares of our common stock acquired on the date of exercise over the exercise price, and we generally will be entitled at that time to an income tax deduction for the same amount. Upon exercising a SAR, the amount of any cash received and the fair market value on the exercise date of any shares of our common stock received are taxable to the recipient as ordinary income and generally are deductible by us.

The tax consequence upon a disposition of shares acquired through the exercise of a non-qualified stock option or SAR will depend on how long the shares have been held. Generally, there will be no tax consequence to us in connection with the disposition of shares acquired under a non-qualified stock option or SAR.

Restricted Stock. Recipients of grants of restricted stock generally will be required to include as taxable ordinary income the fair market value of the restricted stock at the time it is no longer subject to a substantial risk of forfeiture. However, an award holder who makes an 83(b) election within 30 days of the date of grant of the restricted stock will incur taxable ordinary income on the date of grant equal to the fair market value of such shares of restricted stock (determined without regard to forfeiture restrictions). With respect to the sale of shares after the forfeiture restrictions have expired, the holding period to determine whether the award recipient has long-term or short-term capital gain or loss generally begins when the restrictions expire, and the tax basis for such shares will generally be based on the fair market value of the shares on that date. However, if the award holder made an 83(b) election as described above, the holding period commences on the date of such election, and the tax basis will be equal to the fair market value of the shares on the date of the election (determined without regard to the forfeiture restrictions on the shares). Dividends, if any, that are paid or accrued while the restricted stock is subject to a substantial risk of forfeiture will also be taxed as ordinary income. We will be entitled to an income tax deduction equal to amounts the award holder includes in ordinary income at the time of such income inclusion.

Restricted Stock Units, Performance Awards and Dividend Equivalents. Recipients of grants of restricted stock units, performance awards or dividend equivalents (collectively, "deferred awards") will not incur any federal income tax liability at the time the awards are granted. Award holders will recognize ordinary income equal to (a) the amount of cash received under the terms of the award or, as applicable, (b) the fair market value of the shares received (determined as of the date of receipt) under the terms of the award. Dividend equivalents received with respect to any deferred award will also be taxed as ordinary income. Cash or shares to be received pursuant to a deferred award generally become payable when applicable forfeiture restrictions lapse; provided, however, that, if the terms of the award so provide, payment may be delayed until a later date to the extent permitted under applicable tax laws. We will be entitled to an income tax deduction for any amounts included by the award holder as ordinary income. For awards that are payable in shares, participant's tax basis is equal to the fair market value of the shares at the time the shares become payable. Upon the sale of the shares, appreciation (or depreciation) after the shares are paid is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Other Stock Grants. As to other grants of shares of our common stock made under the 2013 Master Incentive Plan not subject to a substantial risk of forfeiture, the holder of the award must recognize ordinary income equal to the excess of (i) the fair market value of the shares received (determined as of the date of receipt) over (ii) the amount (if any) paid for the shares by the holder of the award. We generally will be entitled at that time to an income tax deduction for the same amount.

Income Tax Deduction. Subject to the usual rules concerning reasonable compensation, including our obligation to withhold or otherwise collect certain income and payroll taxes, and assuming that, as expected, stock options, SARs and certain other performance awards paid under the 2013 Master Incentive Plan are "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, we generally will be entitled to a corresponding income tax deduction at the time a participant recognizes ordinary income from awards made under the 2013 Master Incentive Plan.

Special Rules for Executive Officers Subject to Section 16 of the Exchange Act. Special rules may apply to individuals subject to Section 16 of the Exchange Act. In particular, unless a special election is made pursuant to the Internal Revenue Code, shares received through the exercise of a stock option or SAR may be treated as restricted as to transferability and subject to a substantial risk of forfeiture for a period of up to six months after the date of exercise. Accordingly, the amount of any ordinary income recognized and the amount of our income tax deduction will be determined as of the end of that period.

Section 409A of the Internal Revenue Code. The Committee will administer and interpret the 2013 Master Incentive Plan and all award agreements in a manner consistent with the intent to satisfy the requirements of Section 409A of the Internal Revenue Code to avoid any adverse tax results thereunder to a holder of an award. If any provision of the 2013 Master Incentive Plan or any award agreement would result in such adverse consequences, the Committee may amend that provision or take other necessary action to avoid any adverse tax results, and no such action will be deemed to impair or otherwise adversely affect the rights of any holder of an award under the 2013 Master Incentive Plan.

Transferability of Awards

Except as otherwise provided by the terms of the 2013 Master Incentive Plan, awards (other than stock awards) under the 2013 Master Incentive Plan may only be transferred by will or by the laws of descent and distribution. Under no circumstances may outstanding awards (other than stock awards) be transferred for value.

New Plan Benefits

No benefits or amounts have been granted, awarded or received under the 2013 Master Incentive Plan that were subject to shareholder approval. In addition, the Committee, in its sole discretion, will determine the number and types of awards that will be granted under the 2013 Master Incentive Plan. Accordingly, it is not possible to determine the benefits that will be received by eligible participants if the 2013 Master Incentive Plan is approved by our shareholders. The closing price of a share of our common stock as reported on the NYSE on February 13, 2013, the record date for the meeting, was $41.62.

Equity Compensation Plan Information

The following table summarizes, with respect to our equity compensation plans, the number of shares of our common stock to be issued upon exercise of outstanding options, warrants and other rights to acquire shares, the weighted-average exercise price of these outstanding options, warrants and rights and the number of shares remaining available for future issuance under our equity compensation plans as of December 1, 2012, the last day of our fiscal year.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,816,165[1]	$21.63[2]	2,682,620[3]
Equity compensation plans not approved by security holders	NONE	N/A	NONE
Total	2,816,165	$21.63	2,682,620

1 Consists of 2,429,750 outstanding stock options, 141,184 outstanding restricted stock units and 245,231 outstanding restricted stock shares convertible to common stock under the Company's share based equity plans.

2 The weighted average exercise price does not include outstanding restricted stock units or deferred units convertible to common stock under the Company's deferred compensation plans.

3 Set forth in the table below are the number of shares remaining available for issuance under each of our equity compensation plans at December 1, 2012. Grants under these plans may be in the form of any of the listed type of awards. Of the number of shares available under the Existing Year 2000 Stock Incentive Plan, only 329,134 of these shares remained available for restricted stock or restricted stock unit awards as of December 1, 2012.

Plan	Number of Shares	Types of Awards
Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	2,629,431	Options, restricted stock, restricted stock units, stock appreciation rights and performance awards
Key Employee Deferred Compensation Plan	53,189	Deferred units convertible to common stock

Recommendation

The Board of Directors recommends that you vote FOR the proposal to approve the H.B. Fuller Company 2013 Master Incentive Plan. Proxies will be voted FOR the proposal unless otherwise specified.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC rules allow a single copy of the Proxy Statement and Annual Report to be delivered to multiple shareholders sharing the same address and last name, or who we reasonably believe are members of the same family, and who consent to receive a single copy of these materials in a manner provided by these rules. This practice is referred to as "householding" and can result in significant savings of paper and mailing costs. Although we do not household for our registered shareholders, some brokers household H.B. Fuller Company proxy statements and annual reports, delivering a single copy of each to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of our Proxy Statement or Annual Report, or if you are receiving multiple copies of either document and wish to receive only one, please notify your broker. The Company will deliver promptly upon written or oral request a separate copy of our Proxy Statement and/or our Annual Report to a shareholder at a shared address to which a single copy of either document was delivered. For copies of either or both documents, shareholders should write to Corporate Secretary, H.B. Fuller Company, or call (651) 236-5045.

NON-GAAP FINANCIAL MEASURES

The information presented in this proxy statement under the caption *"Executive Compensation—Compensation Discussion and Analysis"* regarding operating income, adjusted diluted earnings per share from continuing operations and earnings before interest, taxes, depreciation and amortization (EBITDA) does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported financial results of the Company determined in accordance with GAAP. We have included this non-GAAP information to assist in understanding the operating performance of the Company as well as the comparability of results. The non-GAAP information provided may not be consistent with methodologies used by other companies. All non-GAAP information regarding operating income, adjusted diluted earnings per share from continuing operations and EBITDA is reconciled with reported GAAP results in the tables below.

Operating Income Reconciliation (dollars in millions (unaudited))	52 Weeks Ended December 1, 2012	53 Weeks Ended December 3, 2011
Operating income[1]	$165.9	$116.9
Special charges, net	(52.5)	(7.5)
Forbo Inventory Step-Up	(3.3)	—
Asset impairment charges	(1.5)	(0.3)
Other income, net	0.8	4.1
Interest expense	(19.8)	(10.8)
Income from continuing operations before income taxes and income from equity method investments[a]	$ 89.5	$102.4

a Amounts may not add due to rounding.

Adjusted Diluted Earnings Per Share from Continuing Operations Reconciliation

(in thousands, except per share amount (unaudited))		52 Weeks Ended December 1, 2012	Adjustments	Adjusted 52 Weeks Ended December 1, 2012
Net revenue		$ 1,886,239	$ —	$1,886,239
Cost of sales		(1,368,963)	(3,314)	(1,365,649)
Gross profit		517,276	(3,314)	520,590
Selling, general and administrative expenses		(354,735)	—	(354,735)
Acquisition and transformation related costs	(18,167)			
Workforce reduction costs	(28,087)			
Facility exit costs	(4,203)			
Other related costs	(2,010)			
Special charges, net		(52,467)	(52,467)	—
Asset impairment charges		(1,517)	—	(1,517)
Other income (expense), net		784	—	784
Interest expense		(19,793)	—	(19,793)
Income from continuing operations before income taxes and income from equity method investments		89,548	(55,781)	145,329
Income taxes		(30,479)	12,534	(43,013)
Income from equity method investments		9,218	—	9,218
Income from continuing operations		68,287	(43,247)	111,534
Income from discontinued operations		57,568	—	57,568
Net income including non-controlling interests		125,855	(43,247)	169,102
Net income attributable to non-controlling interests		(233)	—	(233)
Net income attributable to H.B. Fuller		$ 125,622	$(43,247)	$ 168,869
Basic income per common share attributable to H.B. Fuller[a]				
Income (loss) from continuing operations		1.37	(0.87)	2.25
Income from discontinued operations		1.16	—	1.16
		$ 2.53	$ (0.87)	$ 3.41
Diluted income per common share attributable to H.B. Fuller[a]				
Income (loss) from continuing operations		1.34	(0.85)	2.20[2]
Income from discontinued operations		1.14	—	1.14
		$ 2.48	$ (0.85)	$ 3.34
Weighted-average common shares outstanding:				
Basic		49,571	49,571	49,571
Diluted		50,618	50,618	50,618

a Income per share amounts may not add due to rounding

Adjusted Diluted Earnings Per Share from Continuing Operations Reconciliation

(in thousands, except per share amount (unaudited))	53 Weeks Ended December 3, 2011	Adjustments	Adjusted 53 Weeks Ended December 3, 2011
Net revenue	$ 1,444,085	$ —	$1,444,085
Cost of sales	(1,040,253)	—	(1,040,253)
Gross profit	403,832	—	403,832
Selling, general and administrative expenses	(286,871)	—	(286,871)
Special charges	(7,499)	(7,499)	—
Asset impairment charges	(332)	—	(332)
Other income (expense), net	4,101	—	4,101
Interest expense	(10,811)	—	(10,811)
Income from continuing operations before income taxes and income from equity method investments	102,420	(7,499)	109,919
Income taxes	(31,211)	1,747	(32,958)
Income from equity method investments	9,006	—	9,006
Income from continuing operations	80,215	(5,752)	85,967
Income from discontinued operations	8,832	—	8,832
Net income including non-controlling interests	89,047	(5,752)	94,799
Net loss attributable to non-controlling interests	58	—	58
Net income attributable to H.B. Fuller	$ 89,105	$ (5,752)	$ 94,857
Basic income per common share attributable to H.B. Fuller[a]			
Income (loss) from continuing operations	$ 1.64	$ (0.12)	$ 1.75
Income from discontinued operations	$ 0.18	$ —	$ 0.18
	$ 1.82	$ (0.12)	$ 1.94
Diluted income per common share attributable to H.B. Fuller[a]			
Income (loss) from continuing operations	$ 1.61	$ (0.12)	$ 1.72[2]
Income from discontinued operations	$ 0.18	$ —	$ 0.18
	$ 1.79	$ (0.12)	$ 1.90
Weighted-average common shares outstanding:			
Basic	48,991	48,991	48,991
Diluted	49,866	49,866	49,866

a Income per share amounts may not add due to rounding

EBITDA Reconciliation (in thousands (unaudited))	52 Weeks Ended December 1, 2012	53 Weeks Ended December 3, 2011
Net revenue	$ 1,886,239	$ 1,444,085
Cost of sales	(1,365,649)	(1,040,253)
Gross profit	520,590	403,832
Selling, general and administrative expenses	(354,735)	(286,871)
Operating income[1]	165,855	116,961
Depreciation expense	35,787	28,888
Amortization expense	18,703	10,162
EBITDA[3]	$ 220,345	$ 156,011
EBITDA margin	11.7%	10.8%

1 Operating income is defined as gross profit less selling, general and administrative (SG&A) expenses.

2 Adjusted diluted earnings per share from continuing operations is a non-GAAP financial measure. First, second, third and fourth quarters of 2012 exclude special charges associated with two previously announced events: the EIMEA business transformation project and the expenses associated with the Forbo acquisition integration project, which have been combined and are now referred to as the "business integration". Special charges, net amounted to $6.5 million, $32.1 million, $4.7 million and $9.2 million on a pre-tax basis ($0.14, $0.47, $0.08 and $0.15 per diluted share) in the first, second, third and fourth quarters, respectively. During the fourth quarter of 2011, these costs amounted to $7.5 million on a pre-tax basis ($0.12 per diluted share in fourth quarter of 2011 and $0.11 per diluted for the full year 2011). During the second quarter of 2012, the Company recorded a one-time negative impact of the fair value step-up on the inventory acquired with the Forbo business on the gross profit margin line of the income statement. On a pre-tax basis, this "step-up" amounted to $3.3 million dollars ($0.05 per diluted share). Lastly, during the third quarter of 2012, various discrete tax items impacted the quarter's results. These tax items had a positive impact on net income of $1.7 million dollars ($0.03 per diluted share). A reconciliation to reported earnings per diluted share is provided in the tables above.

3 EBITDA is a non-GAAP financial measure defined on a consolidated basis as gross profit, less SG&A expense, plus depreciation expense, plus amortization expense.

H.B. FULLER COMPANY
2013 MASTER INCENTIVE PLAN

Section 1. Purpose

The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants and independent contractors capable of assuring the future success of the Company, to provide such persons with opportunities for stock ownership in the Company and to offer such persons other incentives to put forth maximum efforts for the success of the Company's business.

Section 2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "*Affiliate*" shall mean (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(b) "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, Dividend Equivalent, Stock Award or Other Stock-Based Award granted under the Plan.

(c) "*Award Agreement*" shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 9(b).

(d) "*Board*" shall mean the Board of Directors of the Company.

(e) "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f) "*Committee*" shall mean the Compensation Committee or such other committee designated by the Board to administer the Plan. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m). The Company expects to have the Plan administered in accordance with the requirements for the award of "qualified performance-based compensation" within the meaning of Section 162(m).

(g) "*Company*" shall mean H.B. Fuller Company, a Minnesota corporation, and any successor corporation.

(h) "*Director*" shall mean a member of the Board.

(i) "*Dividend Equivalent*" shall mean any right granted under Section 6(e) of the Plan.

(j) "*Eligible Person*" shall mean any employee, officer, consultant, independent contractor or advisor (other than a non-employee Director) providing services to the Company or any Affiliate.

(k) "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

(l) "*Fair Market Value*" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, unless otherwise determined by the Committee, the Fair Market Value of a Share as of a given date shall be, if the Shares are then traded on the New York Stock Exchange, the closing price of one Share as reported on the New York Stock Exchange on such date or, if the New York Stock Exchange is not open for trading on such date, on the most recent preceding date when the New York Stock Exchange is open for trading.

(m) "*Full Value Award*" shall mean any Award other than an Option or Stock Appreciation Right, the value of which Option or Stock Appreciation Right is based solely on an increase in the value of the Shares after the date of grant of such Award.

(n) "*Incentive Stock Option*" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(o) "*Non-Qualified Stock Option*" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(p) "*Option*" shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase shares of the Company.

(q) "*Other Stock-Based Award*" shall mean any right granted under Section 6(g) of the Plan.

(r) "*Participant*" shall mean an Eligible Person designated to be granted an Award under the Plan.

(s) "*Performance Award*" shall mean any right granted under Section 6(d) of the Plan.

(t) "*Performance Goal*" shall mean one or more of the following performance goals, either individually, alternatively or in any combination, applied on a corporate, subsidiary, division, business unit or line of business basis:

- economic value added (EVA);
- sales or revenue;
- costs or expenses;
- net profit after tax;
- gross profit;
- operating income;
- earnings (whether before or after taxes);
- earnings before interest and taxes (EBIT);
- earnings before interest, taxes, depreciation and amortization (EBITDA);
- earnings (whether before or after taxes), EBIT or EBITDA as a percentage of net sales;
- return on actual or pro forma equity;
- return on actual or pro forma net assets;
- return on actual or pro forma capital;
- return on actual or pro forma net capital employed;
- earnings per share (EPS) (basic or diluted);
- earnings per share from continuing operations;

- pre-tax income;
- operating income margin;
- net income attributable to the Company;
- total shareholder return (TSR);
- cash flow (including free cash flow and cash flow from operating, investing or financing activities or any combination thereof);
- return on invested capital;
- stock price;
- return on sales;
- net working capital;
- return on gross investment (ROGI);
- total business return (TBR);
- value creation;
- net trade revenue;
- return on investment.

Each such Performance Goal may be based (i) solely by reference to absolute results of individual performance or organizational performance at various levels (e.g., the Company's performance or the performance of a subsidiary, division, business segment or business unit of the Company) or (ii) upon organizational performance relative to the comparable performance of other companies selected by the Committee. To the extent consistent with Section 162(m), the Committee may, when it establishes performance criteria, also provide for the exclusion of charges related to an event or occurrence which the Committee determines should appropriately be excluded, including (X) asset-write downs, litigation or claim judgments or settlements, reorganizations, the impact of acquisitions and divestitures, restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (Y) foreign exchange gains and losses or an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (Z) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles (or other accounting principles which may then be in effect). To the extent that Section 162(m) of the Code or applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance measures without disclosing to shareholders and obtaining shareholder approval of such changes and without thereby exposing the Company to potentially adverse tax or other legal consequences, the Committee shall have the sole discretion to make such changes without obtaining shareholder approval.

(u) "*Person*" shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(v) "*Plan*" shall mean the H.B. Fuller Company 2013 Master Incentive Plan, as amended from time to time.

(w) "*Prior Plan*" shall mean the H.B. Fuller Company Year 2000 Stock Incentive Plan, as amended from time to time. For avoidance of doubt, any reference to Prior Plan shall include reference to the Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan, which was operated in connection with the 2000 Stock Incentive Plan for the purpose of authorizing the issuance of Performance Awards specifically intended to qualify as "qualified performance-based compensation" within the meaning of Section 162(m).

(x) "*Restricted Stock*" shall mean any Share granted under Section 6(c) of the Plan.

(y) "*Restricted Stock Unit*" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(z) "*Rule 16b-3*" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation.

(aa) *"Section 162(m)"* shall mean Section 162(m) of the Code, or any successor provision, and the applicable Treasury Regulations promulgated thereunder.

(bb) *"Section 409A"* shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(cc) "*Securities Act*" shall mean the Securities Act of 1933, as amended.

(dd) "*Shares*" shall mean shares of common stock, $1.00 par value per share, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan.

(ee) *"Specified Employee"* shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(ff) "*Stock Appreciation Right*" shall mean any right granted under Section 6(b) of the Plan.

(gg) "*Stock Award*" shall mean any Share granted under Section 6(f) of the Plan.

Section 3. Administration

(a) Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7; (vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations under Section 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, promissory notes (subject to the limitations in Section 6(a)(iii)(A)), other securities, other Awards or other property, or canceled, forfeited or suspended; (viii) determine whether, to what extent and under what circumstances cash, Shares, promissory notes, other securities, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A and Section 6(h)(ix); (ix) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) make any other determination and take any other action that the

Committee deems necessary or desirable for the administration of the Plan; and (xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of non-U.S. jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b) Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; *provided, however*, that the Committee shall not delegate such authority (i) with regard to grants of Awards to be made to officers of the Company or any Affiliate who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the Plan not to comply with the requirements of Section 162(m).

(c) Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Section 162(m).

Section 4. Shares Available for Awards

(a) Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall be 3,500,000. Notwithstanding the foregoing and subject to adjustment as provided in Section 4(c) of the Plan, the number of Shares available for granting Full Value Awards shall not exceed 1,200,000. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company (including shares of Restricted Stock, whether or not dividends have been paid on such shares), or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted pursuant to Section 4(b) of the Plan against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan. Notwithstanding anything to the contrary in this Section 4(a), the following Shares will not again become available for issuance under the Plan: (i) any Shares which would have been issued upon any exercise of an Option but for the fact that the exercise price was paid by a "net exercise" pursuant to Section Section 6(a)(iii)(B) or any Shares tendered in payment of the exercise price of an Option; (ii) any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation with respect to an Award; (iii) Shares covered by a Stock Appreciation Right issued under the Plan that are not issued in connection with settlement in Shares upon exercise; or (iv) Shares that are repurchased by the Company using Option exercise proceeds.

(b) Accounting for Awards. For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan. For purposes of determining the number of Shares covered on the date of grant by a Stock Appreciation Right that is to be settled in Shares, the aggregate number of Shares with respect to which the Stock Appreciation Right is to be exercised shall be counted against the number of Shares available for Awards under the Plan (without regard to the number of actual Shares issued upon settlement). Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(c) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award and (iv) the limitations contained in Section 4(d)(i) below; *provided, however*, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive.

(d) Award Limitations Under the Plan.

(i) Limitation for Awards Denominated in Shares. No Eligible Person may be granted any Award or Awards denominated in Shares, for more than 500,000 Shares (subject to adjustment as provided for in Section 4(c) of the Plan), in the aggregate in any calendar year.

(ii) Section 162(m) Limitation for Performance Awards Denominated in Cash. The maximum amount payable pursuant to all Performance Awards denominated in cash to any Participant in the aggregate in any taxable year shall be $5,000,000 in value, whether payable in cash, Shares or other property. This limitation contained in this Section 4(d)(ii) does not apply to any Award or Awards subject to the limitation contained in Section 4(d)(i). The limitation contained in this Section 4(d)(ii) shall apply only with respect to any Award or Awards granted under this Plan, and limitations on awards granted under any other shareholder-approved incentive plan maintained by the Company will be governed solely by the terms of such other plan.

Section 5. Eligibility

Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Section 6. Awards

(a) Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; *provided, however,* that the Committee may designate a purchase price below Fair Market Value on the date of grant (A) to the extent necessary or appropriate, as determined by the Committee, to satisfy applicable legal or regulatory requirements of a foreign jurisdiction, with any such Option grant counting toward the maximum limit stipulated in Section 4(d)(i) or (B) if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

(ii) Option Term. The term of each Option shall be fixed by the Committee at the time but shall not be longer than 10 years from the date of grant.

(iii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms, including, but not limited to, cash, Shares, other securities, other Awards or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price, in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(A) Promissory Notes. Notwithstanding the foregoing, the Committee may accept a promissory note as consideration only if the acceptance of such note does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002.

(B) Net Exercises. The Committee may, in its discretion, permit an Option to be exercised by delivering to the Participant a number of Shares having an aggregate Fair Market Value (determined as of the date of exercise) equal to the excess, if positive, of the Fair Market Value of the Shares underlying the Option being exercised, on the date of exercise, over the exercise price of the Option for such Shares.

(iv) Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, the following additional provisions shall apply to the grant of stock options which are intended to qualify as Incentive Stock Options:

(A) The Committee will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under this Plan and all other plans of the Company and its Affiliates) shall exceed $100,000.

(B) All Incentive Stock Options must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the shareholders of the Company.

(C) Unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than 10 years after the date of grant; *provided, however*, that in the case of a grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, such Incentive Stock Option shall expire and no longer be exercisable no later than five years from the date of grant.

(D) The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option; *provided, however*, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, the purchase price per Share purchasable under an Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option.

(E) Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(b) Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine, at any time during a specified period before or after the date of exercise) over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right; *provided, however,* that the Committee may designate a grant price below Fair Market Value on the date of grant (A) to the extent necessary or appropriate, as determined by the Committee, to satisfy applicable legal or regulatory requirements of a foreign jurisdiction (with any such grant counting toward the maximum limit stipulated in Section 4(d)(i)) or (B) if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee (except that the term of each Stock Appreciation Right shall not be longer than 10 years from the date of grant). The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c) Restricted Stock and Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) Restrictions. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate.

(ii) Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the stock transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

Shares representing Restricted Stock that are no longer subject to restrictions shall be delivered (including by updating the book-entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units.

(iii) Forfeiture. Except as otherwise determined by the Committee, upon a Participant's termination of employment (as determined under criteria established by the Committee) during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units held by such Participant at such time shall be forfeited and reacquired by the Company; *provided, however,* that the Committee may, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

(d) Performance Awards. The Committee is hereby authorized to grant to Eligible Persons Performance Awards that are intended to be "qualified performance-based compensation" within the meaning of Section 162(m). A Performance Award granted under the Plan (i) may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective Performance Goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan, the Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee. Performance Awards shall be conditioned solely on the achievement of one or more objective Performance Goals established by the Committee within the time prescribed by Section 162(m), and shall otherwise comply with the requirements of Section 162(m), as described below.

(i) Timing of Designations; Duration of Performance Periods. For each Performance Award, the Committee shall, not later than 90 days after the beginning of each performance period, (i) designate all Participants for such performance period and (ii) establish the objective performance factors for each Participant for that performance period on the basis of one or more of the Performance Goals, the outcome of which is substantially uncertain at the time the Committee actually establishes the Performance Goal. The Committee shall have sole discretion to determine the applicable performance period, provided that in the case of a performance period less than 12 months, in no event shall a performance goal be considered to be pre-established if it is established after 25 percent of the performance period (as scheduled in good faith at the time the Performance Goal is established) has elapsed.

(ii) Certification. Following the close of each performance period and prior to payment of any amount to a Participant with respect to a Performance Award, the Committee shall certify in writing as to the attainment of all factors (including the performance factors for a Participant) upon which any payments to a Participant for that performance period are to be based.

(iii) Payment of Performance Awards. Certified Awards shall be paid no later than two and one-half months following the conclusion of the applicable performance period; *provided, however,* that the Committee may establish procedures that allow for the payment of Awards on a deferred basis, subject to the requirements of Section 409A. The Committee may, in its discretion, reduce the amount of a payout achieved and otherwise to be paid in connection with a Performance Award, but may not exercise discretion to increase such amount.

(iv) Certain Events. If a Participant dies or becomes permanently and totally disabled before the end of a performance period or after the performance period and before an Award is paid, the Committee may, in its discretion, determine that the Participant shall be paid a pro-rated portion of the Award that the Participant would have received but for his or her death or disability.

(e) Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options or Stock Appreciation Rights to such Eligible Persons, and (ii) no Dividend Equivalent payments shall be made to a Participant with respect to any Award prior to the date on which all conditions or restrictions relating to such Award (or portion thereof to which the Dividend Equivalent relates) have been satisfied, waived or lapsed.

(f) Stock Awards. The Committee is hereby authorized to grant to Eligible Persons Shares without restrictions thereon, as deemed by the Committee to be consistent with the purpose of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, such Stock Awards may have such terms and conditions as the Committee shall determine.

(g) Other Stock-Based Awards. The Committee is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. The Committee shall determine the terms and conditions of such Awards, subject to the terms of the Plan and any applicable Award Agreement. Shares or other securities delivered pursuant to a purchase right granted under this Section 6(g) shall be purchased for consideration having a value equal to at least 100% of the Fair Market Value of such Shares, or other securities on the date the purchase right is granted. The consideration paid by the Participant may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, promissory notes (subject to the limitations in (a)(iii)(A)), other securities, other Awards or other property or any combination thereof, as the Committee shall determine.

(h) General.

(i) Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

(ii) Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii) Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Shares, promissory notes (*provided, however*, that the acceptance of such promissory notes does not conflict with Section 402 of the Sarbanes-Oxley Act of 2002), other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents with respect to installment or deferred payments.

(iv) Term of Awards. Subject to Section 6(a)(iv)(C), the term of each Award shall be for a period not to exceed 10 years from the date of grant.

(v) Limits on Transfer of Awards. Except as otherwise provided by the Committee in this Section 6(h)(v), no Award (other than a Stock Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution. The Committee may establish procedures as it deems appropriate for a Participant to designate a Person or Persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death. The Committee, in its discretion and subject to such additional terms and conditions as it determines, may permit a Participant to transfer a Non-Qualified Stock Option to any "family member" (as defined in the General Instructions to Form S-8 (or any successor to such Instructions or such Form) under the Securities Act) at any time that such Participant holds such Option; *provided, however* that such transfers may not be for value (as defined in the General Instructions to Form S-8 (or any successor to such Instructions or such Form) under the Securities Act) and the family member may not make any subsequent transfers other than by will or by the laws of descent and distribution. No Incentive Stock Option shall be transferable by a Participant other than by will or by the laws of descent and distribution. Each Award under the Plan or right under any such Award shall be exercisable during the Participant's lifetime only by the Participant (except as provided herein or in an Award Agreement or amendment thereto relating to a Non-Qualified Stock Option) or, if permissible under applicable law, by the Participant's guardian or legal representative. No Award (other than a Stock Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

(vi) Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

(vii) Prohibition on Option and Stock Appreciation Right Repricing. Except as provided in Section 4(c) hereof, the Committee may not, without prior approval of the Company's shareholders, seek to effect any re-pricing of any previously granted, "underwater" Option by: (i) amending or modifying the terms of the Option to lower the exercise price; (ii) canceling the underwater Option and granting either (A) replacement Options or Stock Appreciation Rights having a lower exercise price; or (B) Restricted Stock, Restricted

Stock Units, Performance Award or other Stock Award in exchange; or (iii) repurchasing the underwater Options. An Option will be deemed to be "underwater" at any time when the Fair Market Value of the Shares covered by such Option is less than the exercise price of the Option.

(viii) Acceleration of Vesting or Exercisability. No Award Agreement shall contain a definition of change in control that has the effect of accelerating the exercisability of any Award or the lapse of restrictions relating to any Award upon only the announcement or shareholder approval of (rather than consummation of) any reorganization, merger or consolidation of, or sale or other disposition of all or substantially all of the assets of, the Company.

(ix) Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes "deferred compensation" to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant's disability or "separation from service" (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control, disability or separation from service meet the definition of a change in ownership or effective control, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee's separation from service (or if earlier, upon the Specified Employee's death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

Section 7. Amendment and Termination; Corrections

(a) Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan at any time; *provided, however*, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the shareholders of the Company shall be required for any amendment to the Plan that would:

(i) require shareholder approval under the rules or regulations of the Securities and Exchange Commission, the New York Stock Exchange or any other securities exchange that are applicable to the Company;

(ii) increases the number of shares authorized under the Plan as specified in Section 4(a) of the Plan;

(iii) increase the number of shares or value subject to the limitations contained in Section 4(d) of the Plan;

(iv) permit repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 6(h)(vii) of the Plan;

(v) permit the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Section 6(a)(i) and Section 6(b) of the Plan; or

(vi) cause the Company to be unable to grant Incentive Stock Options under the Plan, or would cause Section 162(m) to become unavailable with respect to the Plan.

(b) Amendments to Awards. Except as otherwise expressly provided in the Plan, the Committee may waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively. Except as otherwise expressly provided in the Plan (specifically including the next two sentences hereof), the Committee may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, but no such action may adversely affect the rights of the holder of such Award without the consent of the Participant or holder or beneficiary thereof. If any provision of the Plan or an Award Agreement would result in adverse tax consequences under Section 409A, the Committee may amend that provision (or take any other action reasonably necessary) to avoid any adverse tax results and no action taken to comply with Section 409A shall be deemed to impair or otherwise adversely affect the rights of any holder of an Award or beneficiary thereof. In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

(i) either (A) termination of any such Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this Section 7(b)(i)(A), the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without any payment) or (B) the replacement of such Award with other rights or property selected by the Committee or the Board, in its sole discretion;

(ii) that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

(iv) that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of such event.

(c) Correction of Defects, Omissions and Inconsistencies. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

Section 8. Income Tax Withholding

In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. In order to assist a

Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (but only to the extent necessary to satisfy minimum statutory withholding requirements) or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

Section 9. General Provisions

(a) No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b) Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(c) Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control.

(d) No Rights of Shareholders. Except with respect to Restricted Stock and Stock Awards (and subject to such conditions as the Committee may impose on such Awards pursuant to Section 6(c)(i) or Section 6(f)), neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(e) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Participant shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

(g) Governing Law. The internal law, and not the law of conflicts, of the State of Minnesota shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

(h) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j) Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(k) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l) Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 10. Clawback or Recoupment

All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to the Company's Executive and Key Manager Compensation Clawback Policy, as amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.

Section 11. Effective Date of the Plan

The Plan was adopted by the Board on January 24, 2013. The Plan shall be subject to approval by the shareholders of the Company at the annual meeting of shareholders of the Company to be held on April 11, 2013, and the Plan shall be effective as of the date of such shareholder approval. On and after shareholder approval of the Plan, no awards shall be granted under the Prior Plan, but all outstanding awards previously granted under the Prior Plan shall remain outstanding and subject to the terms of the Prior Plan.

Section 12. Term of the Plan

No Award shall be granted under the Plan, and the Plan shall terminate, on January 24, 2023 or any earlier date of discontinuation or termination established pursuant to Section 7(a) of the Plan; *provided, however,* that no Performance Award shall be granted under the Plan after the fifth year following the year in which shareholders approved the Performance Goals unless and until the Performance Goals are re-approved by the shareholders. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Board to amend the Plan, shall extend beyond the termination of the Plan.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

DIRECTIONS TO H.B. FULLER COMPANY

1200 Willow Lake Boulevard
St. Paul, Minnesota
651-236-5900



County Road E
County Road E
61
35E
35E
Labore Rd.
Willow Lake Blvd
Willow Lake Blvd
Fuller Way
Willow Lake Dr
Corporate Headquarters
H.B. Fuller
H.B. Fuller
Willow Lake
61
Labore Rd.
N
W
E
S
694
694

Directions:

From the North: Take I-35E south to County Road E. Take the County E exit (Exit 115) and turn left onto County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

From the South: Take I-35E north to County Road E (approx. 10 miles from downtown St. Paul). Take the County E exit (Exit 115) and turn right on County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

From the West: Take I-494 or I-94 east to I-35E north. Follow I-35E north to County Road E. Take the County E exit (Exit 115) and turn right on County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

From the East: Take I-694 west to I-35E north. Follow I-35E north to County Road E. Take the County E exit (Exit 115) and turn right on County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

PARKING: Parking is available in the parking lot of the H.B. Fuller Company headquarters.

H.B. Fuller®